NI 43-101 TECHNICAL REPORT,
UPDATED MINERAL RESERVE ESTIMATE FOR BELL CREEK MINE
HOYLE TOWNSHIP
TIMMINS, ONTARIO, CANADA

NTS: 42-A-11 Southeast
Longitude: 81° 10’ 41” West, Latitude: 48° 33’ 45” North
UTM (NAD 83, Zone17): 486,860.5 m East, 5,377,802 m North

PREPARED FOR:

LAKE SHORE GOLD CORP.
181 University Avenue, Suite 2000
Toronto, Ontario, Canada M5H 3M7

Prepared by:	Eric Kallio, P. Geo.
Natasha Vaz, P. Eng.

Date:	27 March 2015
Effective Date:	31 December 2014

1.0	SUMMARY			1
2.0	INTRODUCTION			7
	2.1	LIST OF QUALIFIED PERSONS		7
	2.2	UNITS AND CURRENCY		7
	2.3	LIST OF ABBREVIATIONS		8
	2.4	DEFINITIONS		11
		2.4.1	Mineral Resource	11
		2.4.2	Inferred Mineral Resource	11
		2.4.3	Indicated Mineral Resource	11
		2.4.4	Measured Mineral Resource	11
		2.4.5	Mineral Reserve	12
		2.4.6	Probable Mineral Reserve	12
		2.4.7	Proven Mineral Reserve	12
	2.5	GLOSSARY		12
3.0	RELIANCE ON OTHER EXPERTS			14
4.0	PROPERTY DESCRIPTION AND LOCATION			15
	4.1	PROPERTY DESCRIPTION		15
	4.2	LOCATION		15
	4.3	RECENT OWNERSHIP HISTORY AND UNDERLYING AGREEMENTS		17
		4.3.1	Schumacher Property	17
		4.3.2	Bell Creek Claims	17
		4.3.3	Northern Claims	17
	4.4	PAST MINING ACTIVITY, ENVIRONMENTAL LIABILITIES AND PERMITTING		20
	4.5	CONSULTATION		21
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			22
	5.1	ACCESSIBILITY		22
	5.2	CLIMATE		22
	5.3	LOCAL RESOURCES AND INFRASTRUCTURE		22
	5.4	PHYSIOGRAPHY		23
6.0	HISTORY			25
	6.1	PRIOR OWNERSHIP		25
	6.2	GENERAL HISTORY		25
	6.3	HISTORICAL RESOURCE ESTIMATES		28
		6.3.1	Historically Significant Non-Compliant NI 43-101 Resource Estimates	28
		6.3.2	NI 43-101 Compliant Resource Estimates	29
	6.4	HISTORIC PRODUCTION		30
7.0	GEOLOGICAL SETTING AND MINERALIZATION			31
	7.1	REGIONAL GEOLOGY AND STRUCTURE		31
	7.2	PROPERTY GEOLOGY		38
	7.3	MINERALIZATION		41
		7.3.1	Overview	41
		7.3.2	Bell Creek Mine	41
		7.3.3	Bell Creek and West Zones	42
		7.3.4	North Zones	42

Technical Report, Bell Creek Mine, 27 March 2015	Page ii

8.0	DEPOSIT TYPES			46
9.0	EXPLORATION			47
10.0	DRILLING			49
	10.1	HISTORICAL DRILLING		49
	10.2	LAKE SHORE GOLD DRILLING		50
		10.2.1	Surface Drilling	50
		10.2.2	Underground Drilling	53
	10.3	LAKE SHORE GOLD DRILL RESULTS		55
11.0	SAMPLE PREPARATION, ANALYSIS, AND SECURITY			56
	11.1	HISTORIC: PRE-LAKE SHORE GOLD		56
		11.1.1	Sample Preparation and Analysis	56
		11.1.2	Security	57
		11.1.3	QA/QC	58
	11.2	LAKE SHORE GOLD		58
		11.2.1	Core Handling, Logging Protocols, Sample Preparation and Analysis.	58
		11.2.2	Security	61
		11.2.3	QA / QC	61
	11.3	UNDERGROUND FACE CHIP, MUCK TEST HOLE SAMPLES		63
		11.3.1	Procedure for Taking Face Chip Channel Samples	63
		11.3.2	Procedure for Taking Muck Samples	64
		11.3.3	Procedure for Taking Test Hole Samples	64
		11.3.4	Data Management for Chips, Muck and Test Hole Samples	64
12.0	DATA VERIFICATION			65
	12.1	HISTORIC DATA		65
	12.2	LAKE SHORE GOLD DATA		67
		12.2.1	Surface Drilling	67
		12.2.2	Underground Drilling	68
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			69
	13.1	HISTORICAL TEST WORK		69
	13.2	RECENT TEST WORK		71
14.0	MINERAL RESOURCE ESTIMATES			73
	14.1	SUMMARY		73
	14.2	CONSTRAINTS AND ASSUMPTIONS		74
	14.3	DATABASE		74
	14.4	DOMAIN MODELS		75
	14.5	SPECIFIC GRAVITY		79
	14.6	GRADE CAPPING		79
	14.7	ASSAY COMPOSITING		85
	14.8	VARIOGRAPHY.		86
		14.8.1	Trend Analysis	86
		14.8.2	Variograms	87
	14.9	BLOCK MODEL		88
		14.9.1	Block Parameters	88
		14.9.2	Grade Interpolation	89
		14.9.3	Validation	90

Technical Report, Bell Creek Mine, 27 March 2015	Page ii

	14.10	MINERAL RESOURCE		93
		14.10.1	Summary	93
		14.10.2	Procedure	96
		14.10.3	Classification	97
		14.10.4	Sensitivity	99
	14.11	ADDITIONAL INFORMATION		100
15.0	MINERAL RESERVE ESTIMATES			102
	15.1	RESERVE ESTIMATE		102
		15.1.1	Stope Shapes and Mining Plan	102
16.0	MINING METHODS			106
	16.1	PRIMARY / SECONDARY ACCESS		109
	16.2	SHAFT AND HOISTING FACILITIES		110
	16.3	STOPING METHODS		110
		16.3.1	Stope Undercut and Overcut Development	111
		16.3.2	Secondary Ground Support	111
		16.3.3	Production Drilling	112
		16.3.4	Production Blasting	112
		16.3.5	Stope Mucking	112
		16.3.6	Ore Rehandling and Underground Truck Haul	112
		16.3.7	Backfill	112
	16.4	DEVELOPMENT		113
		16.4.1	Ramp and Infrastructure Development	113
		16.4.2	Sill Development	114
		16.4.3	Primary Ground Support	115
	16.5	RESOURCE ANALYSIS (DILUTION AND RECOVERY)		115
		16.5.1	Mining Dilution	115
		16.5.2	Mining Recovery	115
		16.5.3	Block Model In-Situ Cut-Off Grade	116
		16.5.4	Stope Shapes and Mining Plan	116
		16.5.5	Estimated Reserve	117
	16.6	DEVELOPMENT SCHEDULE		119
	16.7	PRODUCTION PROFILE		119
		16.7.1	Production Summary	120
	16.8	PRODUCTION EQUIPMENT		121
	16.9	VENTILATION		122
		16.9.1	Fresh Air Supply	122
		16.9.2	Exhaust Air Return	123
		16.9.3	Secondary Egress	123
		16.9.4	Mine Air Heating and Cooling	123
	16.10	PERSONNEL		124
	16.11	UNDERGROUND MINE SERVICES		126
		16.11.1	Electrical Distribution and Communication	126
		16.11.2	Compressed Air	127
		16.11.3	Service Water	127
		16.11.4	Mine Dewatering	127
		16.11.5	Roadbed Material	128
	16.12	MATERIALS SUPPLY		128

Technical Report, Bell Creek Mine, 27 March 2015	Page ii

	16.13	MAINTENANCE		128
	16.14	SAFETY		128
	16.15	GEOMECHANICAL		128
17.0	RECOVERY METHODS			131
	17.1	HISTORY		131
	17.2	BELL CREEK MILL PROCESS DESCRIPTION		131
	17.3	METALLURGICALBALANCE		132
	17.4	ACTUAL MINERAL PROCESSING RESULTS OF BELL CREEK MATERIAL		134
18.0	PROJECT INFRASTRUCTURE			135
19.0	MARKET STUDIES AND CONTRACTS			136
20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			137
	20.1	REGULATORY AND FRAMEWORK		137
		20.1.1	Provincial Environmental Assessments	137
		20.1.2	Federal Permits	137
		20.1.3	Provincial Permits	137
	20.2	ENVIRONMENTAL IMPACTS		138
	20.3	ENVIRONMENTAL MONITORING PROGRAM		139
	20.4	HAZARDOUS MATERIALS HANDLING		140
	20.5	SPILL AND EMERGENCY RESPONSE PLAN		140
	20.6	CLOSURE PLANNING		141
	20.7	CONSULTATION		141
21.0	CAPITAL AND OPERATING COSTS			142
	21.1	CAPITAL COSTS		142
	21.2	OPERATING COSTS		144
22.0	ECONOMIC ANALYSIS			147
23.0	ADJACENT PROPERTIES			148
	23.1	GENERAL STATEMENT ABOUT ADJACENT PROPERTIES.		148
	23.2	OWL CREEK PIT		148
	23.3	HOYLE POND MINE		148
24.0	OTHER RELEVANT DATA AND INFORMATION			149
25.0	INTERPRETATION AND CONCLUSIONS			150
	25.1	MINERAL RESOURCE ESTIMATE		150
	25.2	MINERAL RESERVE ESTIMATE		151
	25.3	RISKS		152
26.0	RECOMMENDATIONS			153
	26.1	DRILLING		153
		26.1.1	Deposit Program	153
		26.1.2	Regional Program	153
	26.2	RECONCILIATION		154
	26.3	ENGINEERING STUDIES FOR RESOURCE AT DEPTH		154
27.0	REFERENCES			155
	27.1	PRESS RELEASES		157

Technical Report, Bell Creek Mine, 27 March 2015	Page ii

28.0	DATE AND SIGNATURE PAGE	169
29.0	CERTIFICATES OF QUALIFIED PERSONS	170

LIST OF FIGURES

Figure 1.1:	Cut-Off Grade Sensitivity	4
Figure 4.1:	Bell Creek Mine Location	16
Figure 4.2:	Claim Map	19
Figure 5.1:	Physiography	24
Figure 7.1:	Regional Geology	35
Figure 7.2:	Property Geology	40
Figure 7.3:	Map Patterns	43
Figure 7.4:	Plan of 715 Level	45
Figure 10.1:	Bell Creek Surface Drilling Location	51
Figure 10.2:	Bell Creek Surface Drilling – Section 6000E Looking West	52
Figure 10.3:	Underground Diamond Drill Holes – Vertical Longitudinal Section (Looking North)	53
Figure 10.4:	Underground Diamond Drilling – 6000E Looking West	54
Figure 10.5:	Workings Showing North A Zone – Drill Hole Pierce Points	55
Figure 14.1:	Longitudinal View (Looking North) of the 4 Main Mineralized Domains	77
Figure 14.2:	4 Main Mineralized Domain Models – Cross Section (Looking West)	78
Figure 14.3:	North A Domain – Log Histogram and Log Probability Plot	80
Figure 14.4:	North A Splay Veins – Log Histogram and Log Probability Plot	81
Figure 14.5:	All Other North A Type Domains – Log Histogram and Log Probability Plot	82
Figure 14.6:	North B Domain – Log Histogram and Log Probability Plot	83
Figure 14.7:	All Hangingwall (HW) Domains – Log Histogram and Log Probability Plot	84
Figure 14.8:	Grade Trend Model – North A Domain	87
Figure 14.9:	Bell Creek Drilling – Block Model Approximately 5950E	91
Figure 14.10:	Plan View – Bell Creek 700 metre Level	92
Figure 14.11:	Mine Workings and Mineralized Domains Relative to Claim Boundaries	96
Figure 14.12:	Resource Categorization – North A Vein Looking North	97
Figure 14.13:	Grade Tonnage Graph	99
Figure 16.1:	Mineralized Zones, Section at 5800 Easting (Mine Coordinate System)	106
Figure 16.2:	Mineralized Zones, Section at 5900 Easting (Mine Coordinate System)	107
Figure 16.3:	Mineralized Zones, Plan at 835L	107
Figure 16.4:	Bell Creek Mine Surface Infrastructure	108
Figure 16.5:	Bell Creek Mine Existing Underground Infrastructure	109
Figure 16.6:	Longitudinal Longhole Mining Method	111
Figure 16.7:	835L Development (Plan)	114
Figure 16.8:	Production Summary (Tonnes)	120
Figure 16.9:	Production Summary (Ounces)	121
Figure 16.10:	Ventilation System and Second Egress	124
Figure 17.1:	Simplified Milling Process and Sampling Points	133
Figure 20.1:	Bell Creek Complex Water Management Plan.	139
Figure 25.1:	Grade-Tonnage Graph (as function of cut-off grade)	151

Technical Report, Bell Creek Mine, 27 March 2015	Page ii

LIST OF TABLES

Table 1.1:	Total Resources – Bell Creek Mine	3
Table 1.2:	Bell Creek Mine Estimated Reserves	5
Table 1.3:	Estimated LOM Production Profile	6
Table 1.4:	Estimated LOM Capital and Operating Costs	6
Table 2.1:	Abbreviations	8
Table 2.2:	Glossary	12
Table 4.1:	Land Tenure Summary	18
Table 4.2:	Species at Risk	20
Table 5.1:	Average Temperature, Precipitation and Snowfall Depths for the Timmins Area	22
Table 6.1:	Previous Work in the Hoyle Township Area by the Government of Ontario	25
Table 6.2:	Historic Exploration Activity	27
Table 6.3:	Historic Resource Estimate for the Bell Creek Deposit	29
Table 6.4:	2004 Resource Estimate (Not NI 43-101 Compliant)	29
Table 6.5:	2012 NI 43-101 Compliant Resource Estimate	29
Table 6.6:	Bell Creek Historical Production	30
Table 7.1:	Summary of Porcupine Camp Tectonic Assemblages	36
Table 7.2:	Sequence of Geological Events for the Timmins Camp (Simplified)	37
Table 8.1:	Operations of Greater Than 100,000 Ounces of Gold Production Porcupine Gold Camp to 2013	46
Table 9.1:	LSG Exploration – Bell Creek Deposit	47
Table 10.1:	Historical Diamond Drilling	49
Table 11.1:	Assay Labs Used	60
Table 11.2:	OREAS Standards Used by Lake Shore Gold Corp.	61
Table 11.3:	Bell Creek Samples (Drilling from November 2nd, 2012 to December 17th, 2014)	62
Table 11.4:	Bell Creek Mine QA/QC Sample Summary (drilling from November 2nd, 2012 to December 17th, 2014)	63
Table 12.1:	Results of the Scott Wilson RPA Database Spot Check Audit	65
Table 13.1:	Summary of Results for Mineral Characterization Testing Conducted by Canamax on Bell Creek Mineralization (1983)	69
Table 14.1:	Total Resources – Bell Creek Mine	73
Table 14.2:	Summary of Gems SQL Drill Hole Database	75
Table 14.3:	Mineralized Domains	76
Table 14.4:	Specific Gravity by Zone	79
Table 14.5:	Basic Statistics of Raw Au Assays by Domain	79
Table 14.6:	Effect of Grade Capping Sorted by Domain	84
Table 14.7:	Basic Statistics of Au Composites by Domain	85
Table 14.8:	Summary of Variography Results	88
Table 14.9:	Summary of Block Model Limits	88
Table 14.10:	Summary of Block Model Attributes	89
Table 14.11:	Interpolation Parameters	90
Table 14.12:	Comparison of ID2 and Nearest Neighbour Interpolations for all Blocks	92
Table 14.13:	Total Resources	94
Table 14.14:	Mineral Resources by Royalty Holder	95
Table 14.15:	Resource above 2.2 gpt by Domain	98
Table 14.16:	Results Received Post Database Closure	100
Table 15.1:	Assumptions for Initial Block Model In-Situ Cut-Off Grade	102

Technical Report, Bell Creek Mine, 27 March 2015	Page vii

Table 15.2:	Hangingwall and Footwall Dilution Criteria	103
Table 15.3:	Incremental, Marginal, and Overall Mine Economic COG	103
Table 15.4:	Bell Creek Mine Estimated Reserves	104
Table 16.1:	Estimated Development Metres	113
Table 16.2:	Assumptions for Initial Block Model In-Situ Cut-Off Grade	116
Table 16.3:	Hanging wall and Footwall Dilution Criteria	117
Table 16.4:	Incremental, Marginal, and Overall Mine Economic COG	117
Table 16.5:	Bell Creek Mine Estimated Proven and Probable Reserves	118
Table 16.6:	Production Summary	120
Table 16.7:	Underground Mobile Equipment Fleet	121
Table 16.8:	Ventilation Requirements	122
Table 16.9:	Mine Personnel	125
Table 17.1:	Bell Creek Mine Material Processed in 2012	134
Table 21.1:	Bell Creek Mine Estimated LOM Capital Costs	142
Table 21.2:	Operating Cost Summary	144
Table 25.1:	Bell Creek Mine Resource Estimates	150
Table 26.1:	Summary of Costs for 3 Phase Drill Program	153

APPENDICES

Appendix A	Significant Drill Hole Intersections
Appendix B	Statistical Analysis of Bell Creek Mine Assay Data
Appendix C	Audit Report – Resources Estimation Verification, Bell Creek Gold Deposits, Timmins, Ontario, Lake Shore Gold Corporation – SGS Canada Inc.
Appendix D	Variograms for North A Domain
Appendix E	Bell Creek Mine Plan Review – Stantec Consulting Ltd.

Technical Report, Bell Creek Mine, 27 March 2015	Page 8

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

Certain information and statements contained in this report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes, or developments that Lake Shore Gold and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements include, but are not limited to, statements with respect to anticipated production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine; proposed development and potential impact on cash flow; estimates of Mineral Reserves and Resources; the future price of gold; government regulations; the maintenance or renewal of any permits or mineral tenures; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; and general business and economic conditions.

All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted.

Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to, and subject to, such specific assumptions discussed in more detail elsewhere in this report, the forward-looking statements in this report are subject to the following assumptions: (1) there being no signification disruptions affecting the operation of the mine; (2) the availability of certain consumables and services, and the prices for diesel, propane, cyanide, electricity and other key supplies being approximately consistent with current levels; (3) labour and materials costs increasing on a basis consistent with current expectations; (4) that all environmental approvals, required permits, licenses and authorizations will continue to be held on the same or similar terms and obtained from the relevant governments and other relevant stakeholders within the expected timelines; (5) no significant changes will be made to tax rates and no new taxes, royalties or other fees will be levied by applicable governments; (6) the timelines for exploration activities will proceed in accordance with estimates; (7) assumptions made in Mineral Resource and Reserve estimates, including geological interpretation, grade, recovery rates, gold prices, foreign exchange rates, and operational and capital costs, will hold true; and (8) general business and economic conditions will remain substantially the same.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: a decrease in future gold prices; costs of labour, supplies, fuel and equipment rising; adverse changes in anticipated production, including discrepancies between actual and estimated production, Reserves, Resources and recoveries; exchange rate fluctuations; title risks; regulatory risks, and political or economic developments in Canada; changes to tax rates; risks and uncertainties with respect to obtaining necessary permits, land use rights and other tenure from the Crown and private landowners or delays in obtaining same; risks associated with maintaining and renewing permits and complying with permitting requirements, and other risks involved in the gold exploration, development and mining industry; as well as those risk factors discussed elsewhere in this report, in Lake Shore Gold’s latest Annual Information Form, Management’s Discussion and Analysis and its other SEDAR filings from time to time. All forward- looking statements herein are qualified by this cautionary statement.

Technical Report, Bell Creek Mine, 27 March 2015	Page 9

Accordingly, readers should not place undue reliance on forward-looking statements. Lake Shore Gold and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the Bell Creek Mine has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under the rules and regulations of the United States Securities and Exchange Commission applicable to mining companies. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is mineable.

Technical Report, Bell Creek Mine, 27 March 2015	Page 10

1.0	SUMMARY

This Bell Creek Mine Technical Report has been prepared under the supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng, MBA) on behalf of Lake Shore Gold Corp. (LSG) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects. These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of this technical report is to provide an update of the total estimated resource pool, current mine infrastructure, the life-of-mine plan, and estimated capital and operating costs to substantiate an updated Mineral Reserve estimate for Bell Creek Mine for the measured and indicated resource subset between the 445 metre elevation (445L) and 1165L.

The revised mineral resource estimate uses exploration data collected by LSG from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada March 28, 2013, having an effective date of November 1, 2012” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects. The effective date of this report is December 31, 2014.

The Bell Creek Mine is located in the Porcupine Mining Division, Hoyle Township, approximately 20 kilometres (km), by road, northeast of Timmins, Ontario. Access to the property is via Florence Street, a 6.7 km all-season asphalt and gravel road north from the community of Porcupine, off of Ontario Provincial Highway 101.

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and five patented Boer War Vet lots. These claims cover a total area of approximately 512 hectares (ha), 320 ha in the Bell Creek claims, 64 ha in the Schumacher claim and 128 ha in the two “northern claims”. LSG owns 100% interest in the Property subject to underlying royalties. The claims are all in good standing.

Gold mineralization was first discovered on the property through a joint venture between Rosario Resources Canada Ltd. (Rosario) and Dupont of Canada Exploration Limited (Dupont) between 1980 and 1982. Between 1986 and 1991 Canamax Resources Inc. (Canamax) explored and developed the Bell Creek Mine. Access to mineralization was through a 290 metre deep shaft. Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres. Falconbridge Gold Corporation (Falconbridge) operated Bell Creek Mine from 1991 to 1992 followed by Kinross Gold Corporation (Kinross) until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approximately 5.6 grams per tonne). The historical milling recovery was approximately 93 percent.

In January 2007, LSG entered into an agreement with Porcupine Joint Venture (PJV) to acquire the Bell Creek Mine and Mill. The Bell Creek Mine included the shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) mineral resources.

Technical Report, Bell Creek Mine, 27 March 2015	Page 1

Portal construction for an advanced exploration ramp began in May 2009. The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling. A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rocks belonging to the Tisdale and Porcupine assemblages. The strike of these rocks is generally east-west to west-northwest, with steep southerly dips.

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones. A series of 16 mineralized zones (14 sub-parallel and two splay zones) have been identified. Of these, the bulk of the mineralization occurs within the North A, North A2, North B and North B2 zones. The North A zone has dominantly been the source of historical production. Mineralization and the geological setting of these zones are similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo. Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5 to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite. Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate resources have been modeled on vertical north-south sections on 6.25, 12.5 and 25 metre centres, with consideration for structural setting and lithology. Section spacing was reduced in areas of greater drill density. Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade. A total of 16 mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre lengths. Only intersections within each vein solid were used to estimate grades. A total of 938 drill holes were used in the estimate including 119 historic surface and underground holes, and 819 surface and underground drill holes completed by LSG. Development chip or muck sample assay data was not used in the estimate.

The resource totals 4.90 Mt at 4.36 g/t Au amounting to 686,700 ounces of gold in the Measured and Indicated category and 4.40 Mt at 4.84 g/t Au amounting to 685,000 ounces of gold in the Inferred category. The resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with gold assays capped to 44 g/t for the North A vein, and 34 g/t for all other domains excepting the Hangingwall veins which were capped to 25 g/t. An assumed long-term gold price of US$1,100 per ounce and 0.90 $US/$CAD exchange rate were used. The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution. The total estimated resources for Bell Creek Mine are summarized in Table 1.1.

Technical Report, Bell Creek Mine, 27 March 2015	Page 2

Table 1.1:      Total Resources – Bell Creek Mine

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes:

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut-off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut-off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade. The results are presented graphically in Figure 1.1. It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

Technical Report, Bell Creek Mine, 27 March 2015	Page 3

Figure 1.1:      Cut-Off Grade Sensitivity

Recommendations consist primarily of diamond drilling which would continue to test the Bell Creek deposit as well as testing “regional” targets on the Bell Creek property. The objective of the deposit drilling would be to target sufficient resource conversion (indicated to measured and inferred to indicated) in order to complete a robust mining plan. The first phase of the deposit drilling (8,300m) would be completed from the 610L drill drift, while phases two (10,300m) and three (19,000m) would be completed from a recommended drill platform on the 760L. Phase One drilling is estimated at an all- in cost of $745,000 while Phases Two and Three would cost $1.0 million and $1.9 million respectively. The proposed 760L drill platform would be developed in two stages, estimated to cost $1.1 million and $1.5 million respectively.

The regional drilling would test known gold showings such as Bell Creek West of Dyke, Wetmore, Stringer and Marlhill East and West as well as favourable stratigraphy with holes from both underground and surface. This regional program is envisioned to consist of 15,000 metres of drilling at an all-in cost of $1.5 million.

The cost to finalize and implement a production reconciliation program, which will aid in improving resource estimation and mine planning, is $10,000.

It is recommended that the Phase One drilling and Stage One development be completed in 2015 while Phases Two and Three drilling and Stage Two development be completed in 2016. The total cost of all recommended programs, finalizing the reconciliation process, completing the regional and deposit drilling, and development of the 760L drill platform is estimated to be $7.76 million.

Technical Report, Bell Creek Mine, 27 March 2015	Page 4

The subset of the total Bell Creek Mine resource pool considered in this report includes the measured and indicated resource material located between the 445L and 1165L.

A mine design was completed on this measured and indicated resource to estimate the proven and probable reserves. The mine design used for the updated reserves estimate has been based on existing surface and underground infrastructure and operating experience. The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill is capable of meeting production requirements. Bell Creek Mine successfully uses the narrow longitudinal longhole mining method which is commonly used for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation. Through operating experience, the operation has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the life of mine (LOM) plan.

Mining shapes (stope wireframes) were designed in three dimensions for all measured and indicated resources included in the mining plan and the in-situ resource within the stope wireframes (including any low grade or barren material) was extracted from block model data. External dilution was estimated for each stope based on stope geometry and a 95% mining recovery factor was applied to account for unplanned losses. Stope cut-off grades were estimated to determine which stopes to include in the reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability. The estimated proven and probable reserves are summarized in Table 1.2 .

Table 1.2:      Bell Creek Mine Estimated Reserves

Reserve Classification	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
Proven	172,228	4.5	24,857
Probable	1,620,067	4.6	238,751
Total (Proven + Probable)	1,792,295	4.6	263,608

Notes:

1.	The effective date is of this report is December 31, 2014.
2.

The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.	Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
4.	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral reserves incorporate a minimum cut-off grade of 2.7 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.

The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice- President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

Technical Report, Bell Creek Mine, 27 March 2015	Page 5

The production profile is summarized in Table 1.3.

Table 1.3:      Estimated LOM Production Profile

Item	Total	Current Inventory	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Tonnes	1,792,295	25,123	279,366	282,490	358,370	367,450	367,159	112,337
Average TPD			765	774	982	1,167	1,049	749
Grade	4.6	3.2	4.1	3.8	4.3	5.0	5.4	4.8
Ounces – Upper Range			40,600	38,200	54,200	64,900	70,200	19,000
Ounces LOM Plan	263,608	2,587	36,951	34,762	49,265	59,030	63,784	17,229
Ounces – Lower Range			33,300	31,300	44,300	53,100	57,400	15,500

Note: The reserves LOM production profile does not necessarily reflect company guidance.

Annual ounce production is presented as a range (upper and lower). The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill. The estimated LOM capital and operating costs are summarized in Table 1.4.

Table 1.4:      Estimated LOM Capital and Operating Costs

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$62.6	$34.9/tonne
Operating Cost	$179.8	$100.3/tonne

The costs and productivities used as the basis for estimating the reserves have been based on actual performance metrics of the operation in 2012 through 2014. These factors are considered low risk to the reserve estimate. In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of Bell Creek Mine and to the reserves estimate.

Technical Report, Bell Creek Mine, 27 March 2015	Page 6

2.0	INTRODUCTION

This Bell Creek Mine Technical Report has been prepared under the supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng, MBA) on behalf of Lake Shore Gold Corp. (LSG) and conforms to NI 43-101 Standards of Disclosure for Mineral Projects. These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

LSG is a publicly traded company founded in 2002 and listed on the Toronto Stock Exchange. The company trades under the symbol LSG with a head office at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7.

The purpose of this technical report is to provide an update of the total estimated resource pool, current mine infrastructure, the life-of-mine plan, and estimated capital and operating costs to substantiate an updated Mineral Reserve estimate for Bell Creek Mine. The work completed to support the updated reserves has been conducted on the measured and indicated mineral resource only, with mining, milling, and cost estimating based on actual operating experience at the Bell Creek Mine and the Bell Creek Mill.

The authors have prepared this report using a combination of publicly available and confidential information. This report is sourced from an amalgamation of several reports listed in Item 27 – References.

2.1	LIST OF QUALIFIED PERSONS

Natasha Vaz (P. Eng, MBA), Vice President, Technical Services for LSG, is responsible for Items 13, 15, 16, 17, 18, 19, 20, 21, 22, 24, 27, 28, and 29.

Eric Kallio (P. Geo.), Senior Vice President Exploration for LSG, is responsible for Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, 25, 26, 27, 28, and 29.

The Qualified Persons listed above are full time employees of LSG. These individuals are intimately aware of the work going on at the Bell Creek Mine and have visited the site on numerous occasions.

2.2	UNITS AND CURRENCY

Metric and Imperial units are used throughout this report. The currency used is in Canadian dollars unless otherwise noted.

Common conversions used include converting one ounce of gold to grams of gold with a factor of 31.104 grams per troy ounce.

Technical Report, Bell Creek Mine, 27 March 2015	Page 7

2.3	LIST OF ABBREVIATIONS

Table 2.1 lists the common abbreviations that may be used in the report.

Table 2.1:      Abbreviations

Unit or Term	Abbreviation or Symbol
Dollars Canadian	$C
Percent	%
Percent moisture (relative humidity)	% RH
Less than	<
Greater than	>
Degree	°
Degree Celsius	°C
Degrees Fahrenheit	°F
Micrometre (micron)	µm
Year (annum)	a
Atomic Absorption	AA
Advanced Exploration Project	AEP
Silver	Ag
Above mean sea level	amsl
Arsenic	As
Arsenopyrite	aspy
Gold	Au
Gold equivalent grade	AuEq
Azimuth	AZ
British thermal unit	Btu
Carbon in leach	CIL
Carbon in pulp	CIP
Centimetre	cm
Square centimetre	cm²
Cubic centimetre	cm³
Copper	Cu
Day	d
Days per year (annum)	d/a
Days per week	d/wk
Diamond bore hole	ddh, DDH
Diamond drill hole	ddh, DDH
Dry metric ton	dmt
Dead weight tonnes	DWT
Foot	ft
Square foot	ft²
Cubic foot	ft³
Cubic feet per second	ft³/s, cfs
Gram	g

Technical Report, Bell Creek Mine, 27 March 2015	Page 8

Unit or Term	Abbreviation or Symbol
Grams per litre	g/l
Grams per tonne	g/t, gpt
Billion years ago	Ga
Gallon	gal
Gallon per minute	gpm
Hour	h (not hr)
Hectare (10,000m²)	ha
Inch	in, “
Square inch	in²
Cubic inch	in³
Kilo (1,000)	k
Potassium	K
Kilogram	kg
Kilograms per hour	kg/h
Kilograms per square metre	kg/m²
Kilograms per cubic metre	kg/m³
Kilometre	km
Kilometres per hour	km/h
Square kilometre	km²
Thousand tonnes	kt
Litre	L
Litres per minute	L/m
Pound(s)	lb
Life of mine	LoM
Metre	m
Million	M
Million grams	M g
Million Troy ounces	M oz
Gram metres	m.g/t
Metres per minute	m/min
Metres per second	m/s
Square metre	m²
Cubic metre	m³
Million Years	Ma
Metres above sea level	masl
Milligram	mg
Milligrams per litre	mg/L
Minute (time)	min
Minute (plane angle)	min, ‘
Milliliter	mL
Millimetre	mm
Month	mo
Miles per hour	mph

Technical Report, Bell Creek Mine, 27 March 2015	Page 9

Unit or Term	Abbreviation or Symbol
Million tonnes	Mt
No Personal Liability	N.P.L.
Sodium	Na
National Instrument 43-101	NI 43-101
Ounces	oz
Page	p, pg
Lead	Pb
Preliminary Economic Assessment	PEA
Pyrrhotite	po
Parts per billion	ppb
Parts per million	ppm
Pounds per square inch	psi
Pyrite	py
Quality Assurance/Quality Control	QA/QC
Quart	qt
Revolutions per minute	rpm
Rock Quality Description	RQD
Second (time)	s
Second (plane angle)	sec, “
Specific gravity	SG
Short ton (2,000 lb)	st
Metric ton (tonne) (2,000 kg)	t
Tonne (1,000 kg)	t
Short ton (US)	t (US)
Tonnes per year	t/a
Tonnes per day	t/d, tpd
Tonnes per hour	t/h
Short tons per day (US)	tpd (US)
Short tons per hour (US)	tph (US)
Short tons per year (US)	tpy (US)
Volt	V
Weight/weight	w/w
Week	wk
Wet metric ton	wmt
Yard	yd
Cubic yard	yd³
Year (US)	yr

Technical Report, Bell Creek Mine, 27 March 2015	Page 10

2.4	DEFINITIONS

The following definitions of Mineral Resources and Mineral Reserves have been prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

2.4.1	Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource, which has a lower level of confidence than a Measured Mineral Resource.

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has a reasonable prospect for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge.

2.4.2	Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathering through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

2.4.3	Indicated Mineral Resource

An “Indicated Mineral Resource” is the part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

2.4.4	Measured Mineral Resource

A “Measured Mineral Resource” is the part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate applications of technical and economic parameters, to support production planning and evaluation for the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Technical Report, Bell Creek Mine, 27 March 2015	Page 11

2.4.5	Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of the Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

2.4.6	Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

2.4.7	Proven Mineral Reserve

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, the economic extraction is justified.

2.5	GLOSSARY

Table 2.2 summarizes common technical words accompanied by a simple explanation of the term or word as the term pertains to this report.

Table 2.2:      Glossary

Term	Explanation
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or floatation, in which most of the desired mineral has been separated from waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines whether or not it is economic to recover its gold content by further concentration.
Dilution	Unwanted waste, which is mined with ore.
Dip	Angle of inclination of a geological feature / rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope
Gangue	Non-valuable components of the ore.

Technical Report, Bell Creek Mine, 27 March 2015	Page 12

Term	Explanation
Grade	The measure of concentration of “gold” within mineralized rock.
Hangingwall	The overlying side of an orebody or stope.
Haulage	A horizontal underground excavation which is used to transport mined material.
Igneous	Primary crystalline rock formed by the solidification of magma.
Level	Horizontal tunnel with the primary purpose to transport personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life of mine plans.
Material Properties	Mining properties.
Metamorphism	Process by which consolidated rock is altered in composition, texture, or internal structure by conditions and forces of heat and pressure.
Milling	A general term used to describe the process in which the ore is crushed, ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Asset	Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
RoM	Run of Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Smelting

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from gangue components that accumulate in a less dense molten slag phase.

Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulphide	A sulphur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operation and capital nature.

Technical Report, Bell Creek Mine, 27 March 2015	Page 13

3.0	RELIANCE ON OTHER EXPERTS

The authors have sourced the information for this report from an amalgamation of several reports listed in Item 27 (References). These references include government geological reports, press releases, company annual reports, assessment reports filed with the Ministry of Northern Development and Mines, previously filed SEDAR NI 43-101 reports, and reports both public and confidential provided by Lake Shore Gold (LSG).

Except for the purposes legislated under provincial securities laws any use of this report by any third party is at that party’s sole risk.

The authors have relied on internal experts within the organization for input to certain sections of this report. The authors have reviewed and endorsed the contributions of these experts.

Steve Conquer, Senior Exploration Geologist, Lake Shore Gold Corp. contributed to Items 1, 2, 4 – 12, 23, 26, and 27.

Ralph Koch, Chief Mines Resource Geologist, Lake Shore Gold Corp. contributed to Items 1, 6, 14, 25, and 27.

Marcel Cardinal, Manager of Environmental Affairs, Lake Shore Gold Corp. contributed to Items 4 and 20.

Dave Felsher, Chief Mineral Processing Engineer, Lake Shore Gold Corp. contributed to Items 13 and 17.

Technical Report, Bell Creek Mine, 27 March 2015	Page 14

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	PROPERTY DESCRIPTION

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and five patented Boer War Vet lots. The Bell Creek claims consist of 12 leased and two patent Boer War “Vet” lots covering a total area of approximately 320 ha, the Schumacher property and the two northern claims are also Boer War “Vet” lots each covering an area of approximately 64 ha. To maintain these claims in good standing, yearly Lease Rents (MNDM) and Land Tenant Taxes (MNR) are required to be paid for the leased claims, while Land Taxes (MNDM) and municipal taxes are required for the “Vet” lots. Of the 12 leased claims, eight are due for renewal on September 30, 2025 with the remaining four due for renewal on September 30, 2027. Refer to Table 4.1 for a more complete description of these properties.

Bell Creek Mine was operated by Canamax between 1989 and 1991. Falconbridge operated the mine between 1991 and 1992, followed by Kinross in 1993 and 1994 when mining operations ceased. The mine was kept on care and maintenance until 2001, when a decision was made to allow the underground workings to flood. In 2002, the Porcupine Joint Venture (PJV), a joint venture between Placer Dome Canada Ltd. (Placer) and Kinross, was formed and in 2005 the property was reactivated. Goldcorp Inc. (Goldcorp) acquired Placer’s interest later that year and became the operator of the PJV (Butler, 2008). Acquisition of the property by Lake Shore Gold (LSG) was finalized on December 18, 2007.

Within the property limits are the Bell Creek Deposit as well as mine infrastructure including shaft, ramp, Bell Creek Mill, tailing facilities as well as office, warehouse, and dry facilities.

4.2	LOCATION

The Bell Creek property is located in Hoyle Township, Porcupine Mining Division, approximately 20 km by road, northeast of Timmins, Ontario (Figure 4.1) . Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The project is situated approximately 564 km north-northwest of Toronto, Ontario. The mine infrastructure is located within National Topography Series Map reference 42-A-11 southeast, at longitude 81° 10’ 41” west and latitude 48° 33’ 45” north. Universal Transverse Mercator (UTM) coordinates for the project centre utilizing projection North American Datum (NAD) 83, Zone 17 are approximately 486,860.5 m east, 5,377,802 m north.

Technical Report, Bell Creek Mine, 27 March 2015	Page 15

Figure 4.1:      Bell Creek Mine Location

Timmins
Sudbury
Ottawa
Toronto
Bell Creek Project
to Toronto is 560 km
LAKE SHORE GOLD
BELL CREEK MINE
City of Timmins
LAKE SHORE GOLD
TIMMINS MINE
101
144
0
2.5
5
Kilometers
LAKE SHORE
GOLD CORP.
Bell Creek Mine
Location Map

Technical Report, Bell Creek Mine, 27 March 2015	Page 16

4.3	RECENT OWNERSHIP HISTORY AND UNDERLYING AGREEMENTS

4.3.1	Schumacher Property

In November 2005, LSG signed a 20-year lease agreement giving it a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for another 20-year term. The property is a Boer War Vet Lot and, as such, is a freehold patent with both surface and mining rights (granted by the Crown before May 6, 1913). There is no requirement to file assessment reports with the Ministry of Northern Development and Mines (MNDM). As the property is a Boer War “Vet” Lot in a surveyed township, its boundaries are fixed for an area of approximately 64 ha. It is bounded to the west by Bell Creek and the east by the Vogel property. LSG is required to make an annual advanced royalty payment of C$25,000 in years four to six of the lease and C$50,000 thereafter (indexed to inflation) and to pay a 2% NSR once commercial production begins (internal company documents).

4.3.2	Bell Creek Claims

On January 31, 2007, LSG announced that the company had entered into a binding letter of agreement with Goldcorp, manager of the PJV, to acquire the Bell Creek Mine. In March 2007, the two companies agreed to amend their binding letter of agreement to extend the due diligence period and the acquisition was finalized on December 18, 2007. Consideration for the acquisition consisted of C$7.5 M in cash and C$2.5 M worth of LSG shares at a price of $1.51 per share (1,655,629 shares) as well as two million warrants exercisable for a period of two years at C$2.41 per share.

The agreement is subject to a 2% Net Smelter Return (NSR) royalty payable to the PJV comprised of Goldcorp and Kinross. Kinross has subsequently assigned its rights under the agreement to Goldcorp. Underlying royalty agreements affect some of the Bell Creek claims including two agreements with net profit interests that can be purchased outright for relatively small amounts.

4.3.3	Northern Claims

The two “northern claims” were acquired from Goldcorp in 2009 as part of the “Bell Creek West” acquisition (LSG press release, December 17, 2009). These claims are both Boer War Vet lots, located in a surveyed township and as such have fixed boundaries for an area of approximately 64 ha. These claims are subject to various royalties.

A summary of the land tenure is provided in Table 4.1 and Figure 4.2, which shows the mining rights disposition.

Technical Report, Bell Creek Mine, 27 March 2015	Page 17

Table 4.1:      Land Tenure Summary

Property	Claim No.	Responsible	Owner	Rights	Lease No.	Parcel #	Underlying Agreement and Royalty Payment
BELL CREEK	P515775	Lake Shore Gold Corp.	Lake Shore Gold Corp.	M & SR	Mining Lease Number 107727	1338 SEC LC	Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515776						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515777						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515778						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515779						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515780						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515781						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
	P515782						Allerston; 10 % NPI	Goldcorp1; 2 % NSR
BELL CREEK	P44696	Lake Shore Gold Corp.	Lake Shore Gold Corp.	MRO	Mining Lease Number 107916	155 SEC LC		Goldcorp1; 2 % NSR
	P44697							Goldcorp1; 2 % NSR
	P44698							Goldcorp1; 2 % NSR
	P44699							Goldcorp1; 2 % NSR
	P44696	Lake Shore Gold Corp.	Lake Shore Gold Corp.	SRO		3559 SEC SEC		Goldcorp1; 2 % NSR
	P44697							Goldcorp1; 2 % NSR
	P44698							Goldcorp1; 2 % NSR
	P44699							Goldcorp1; 2 % NSR
BELL CREEK	N 1/2 L11, C1	Lake Shore Gold Corp.	Lake Shore Gold Corp.	MRO		24055 SEC SEC	Casselman & Fisher; 10 % NPI	Goldcorp1; 2 % NSR
	N 1/2 L11, C1			SRO		15504 SEC SEC	Casselman & Fisher; 10 % NPI	Goldcorp1; 2 % NSR
	N 1/2 L10, C1			MRO		460 SEC SND	Prentice & McLennan; 10 % NPI	Goldcorp1; 2 % NSR
	N 1/2 L10, C1			SRO		1755 SEC SEC		Goldcorp1; 2 % NSR
BELL CREEK	N1/2, L12, C2	Lake Shore Gold Corp.	Lake Shore Gold Corp.	M & S		9083 SEC SEC	Dommel 1% NSR	Goldcorp2A- 2 2% NSR
BELL CREEK	N1/2, L11, C2	Lake Shore Gold Corp.	Lake Shore Gold Corp.	MRO		10568 SEC SEC	Stringer 10% NPI	Goldcorp2A- 2; 2% NSR
BELL CREEK	SW1/4 of N1/2, L11, C2	Lake Shore Gold Corp.	Lake Shore Gold Corp.	SRO		15420 SEC SEC		Goldcorp 2A-2; 2% NSR
	SE1/4 of N1/2, L11, C2			SRO		14737 SEC SEC
	NW1/4 of N1/2, L11, C2			SRO		15503 SEC SEC		Goldcorp 2A-2; 2% NSR
	NE1/4 of N1/2, L11, C2			SRO		15125 SEC SEC		Goldcorp 2A-2; 2% NSR
SCHUMACHER	P1502	Lake Shore Gold Corp.	Lake Shore Gold Corp.	MRO & SRO		1598 SEC SEC	Schumacher; 2% NSR

Technical Report, Bell Creek Mine, 27 March 2015	Page 18

Figure 4.2:      Claim Map

9083SEC
10568SEC
LOT 12, CON 2
LOT 11, CON 2
LOT 10, CON 2
P515775
P515777
P515780
P515781
P44699
P44696
P515776
P515778
P515779
P515782
P44698
P44697
BELL CREEK
24055SEC
460SEC
1598SEC
SCHUMACHER
LOT 11, CON 1
LOT 10, CON 1
LOT 9, CON 1
Legend
Bell Creek Property
Bell Creek Dispositions
0
250
500
Meters
LAKE SHORE
GOLD CORP
Bell Creek Mine Property Map
Showing Mining Rights

Technical Report, Bell Creek Mine, 27 March 2015	Page 19

4.4	PAST MINING ACTIVITY, ENVIRONMENTAL LIABILITIES AND PERMITTING

Gold mineralization was first discovered on the Bell Creek Mine property through a joint venture between Rosario and Dupont between 1980 and 1982. Between 1986 and 1991 Canamax explored and developed the Bell Creek Mine. Access to mineralization was through a 290 metre deep three compartment shaft with an 8-foot diameter double drum hoist, and includes a 30 metre high headframe with a 300 tonne coarse ore bin to a loadout facility. Mine levels were developed to the ore zones, and a ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres. A 300 tonne per day (tpd) mill was commissioned in 1987.

From 1991 to 1992 Falconbridge Gold operated Bell Creek Mine followed by Kinross until the mine’s closure in 1994. The mine was kept on care and maintenance until 2001 when it was allowed to flood.

Bell Creek produced at a rate of 380 tpd and was reported to have produced 576,000 short tons of ore at a grade of 0.197 oz/ton (5.57 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods. This includes some ore from Marlhill.

On January 1, 2012 LSG announced the Bell Creek Mine to be in commercial production.

The tailings treatment facilities are managed by LSG staff with regularly scheduled inspections conducted by AMEC. In 2014 the tailings facility was expanded to include an additional 2 million tonnes of storage capacity.

A closure plan amendment was submitted in July of 2012 to combine the Mine and Mill assets into one closure plan which was filed in March of 2014. An additional Closure Plan Amendment is currently being prepared to include the tailings expansion for the Bell Creek Tailings Facility.

From the Ministry of Natural Resources’ Species at Risk in Ontario (“SARO”) list, the species that may range within the Bell Creek Mine area are summarized in Table 4.2.

Table 4.2:      Species at Risk

Common Name	Scientific Name	OMNR Status
Blanding’s Turtle	Emydoidea blandingii	threatened
Canada Warbler	Wilsonia Canadensis	special concern
Common Nighthawk	Chordeiles minor	special concern
Eastern Wolf	Canis lupus lycaon	special concern
Eastern Cougar	Puma concolor	endangered
Golden-winged Warbler	Vermivora chrysoptera	special concern
Olive-sided Flycatcher	Contopus cooperi	special concern
Rusty Blackbird	Euphagus carolinus	special concern

The required permits and approvals for operations at the Bell Creek Mine have been acquired. These include Provincial Permits and Federal Permits:

•	Ministry of Northern Development and Mines (MNDM);
•	Ministry of the Environment (MOE);
•	Ministry of Natural Resources (MNR);
•	Ministry of Transportation (MTO);

Technical Report, Bell Creek Mine, 27 March 2015	Page 20

•	Technical Standards and Safety Authority (TSSA);
•	Ministry of Labour (MOL);
•	Occupational Health and Safety;
•	Explosives;
•	Notification of Commencement of Construction and Operation.
•	Department of Fisheries and Oceans Canada (DFO)
•	Natural Resources Canada (NR CAN) – Explosives Regulatory Division (ERD)
•	Environment Canada (EC)

To the best of the author’s knowledge there is no significant factor or risk that may affect access, title, or the right or ability to perform work on the property.

4.5	CONSULTATION

Consultation is being undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wagoshig First Nation. Consultation provides an opportunity to identify and address the impacts of LSG’s activities on external stakeholders and to expedite the authorization process.

The consultations have been held in order to comply with LSG corporate policy, the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

An Impact and Benefits Agreement (“IBA”) is currently being negotiated. The IBA will outline how LSG and the First Nations communities will work together in the following areas: education/training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Technical Report, Bell Creek Mine, 27 March 2015	Page 21

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

Year round access to the Bell Creek Mine is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road, north of Ontario Provincial Highway 101, approximately 20 km northeast of Timmins, Ontario. Access to the Bell Creek property is illustrated in Figure 4.1.

5.2	CLIMATE

The Bell Creek Mine area, and the City of Timmins experience a Continental Climate with an average mean temperature range of -16.8°C (January) to +17.5°C (July) and annual precipitation of approximately 834.6mm. Table 5.1 summarizes the average temperature and precipitation values recorded at the Timmins Airport for the period between 1981 and 2010.

Table 5.1:      Average Temperature, Precipitation and Snowfall Depths for the Timmins Area

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Temperature
Daily Average (°C)	-16.8	-14.0	-7.4	1.8	9.6	14.9	17.5	16.0	11.1	4.4	-3.4	-11.9	1.8
Daily Max. (°C)	-10.6	-7.2	-0.6	8.0	16.6	21.9	24.2	22.5	17.1	9.0	0.6	-6.9	7.9
Daily Min. (°C)	-23.0	-20.7	-14.2	-4.5	2.5	7.8	10.7	9.4	5.2	-0.3	-7.4	-17.0	-4.3
Precipitation
Rainfall (mm)	3.2	1.7	14.1	30.1	62.3	83.2	90.9	81.6	83.7	68.1	30.9	8.5	558.3
Snowfall (cm)	58	46	45	27	5	0	0	0	1	15	49	65	311
Precipitation (mm)	51.8	41.3	54.5	56.2	67.4	83.4	90.9	81.6	84.7	82.5	78.9	64.5	834.6
Snow Depth (cm)	53	64	54	18	1	0	0	0	0	0	7	28	19

Wind
Speed (km/h)	12.3	12.3	13.4	13.5	12.4	11.5	10.3	9.8	11.2	12.3	12.5	11.8

DatafromEnvironmentCanada:http://climate.weather.gc.ca/climate_normals/results_1981_2010_e.html?stnID=4180&autofwd=1

Local lakes will begin to freeze over in mid-November, and breakup will take place in late April to early May. Work can be carried out on the Property year-round.

5.3	LOCAL RESOURCES AND INFRASTRUCTURE

The City of Timmins has an area of 3,210 square kilometres and a population of 43,165 (2011 Census). The economic base is dominated by the mining and forestry industries and an experienced mining labour pool is accessible in the area. Mining supplies and contractors are locally obtainable and general labour is readily available.

The area is serviced from Toronto via Highways 400 and 69 to Sudbury; and Highway 144 to Timmins; or Highway 11 from Barrie to Matheson and 101 westward to Timmins. The Timmins Victor M. Power Airport has scheduled services provided by Air Canada-Jazz, Air Creebec, Bearskin Airlines and Porter Airlines. Air Creebec flies to communities along the Hudson and James Bay region in northern Ontario and northern Quebec as well as Val-d’Or, Chibougamau and Montreal, while Bearskin Airlines services major centres in northeast and northwest Ontario. Air Canada-Jazz flies to Toronto via Pearson International Airport, while Porter Airlines connects passengers to Toronto through Billy Bishop Toronto City Airport.

Technical Report, Bell Creek Mine, 27 March 2015	Page 22

The Timmins District Hospital is a regional health care facility for northeastern Ontario.

All-weather road access and electrical power transmission lines are established and operational to Bell Creek Mine.

At the effective date, the surface and underground infrastructure at the Bell Creek Mine included the following:

•

A conventional mill which includes crushing and grinding circuits, a gravity concentration circuit and cyanide leaching and CIP gold absorption process. The throughput capacity of the mill has recently been upgraded to approximately 3,000 tpd by Lake Shore Gold (LSG).

•	A coarse ore bin.
•	A permitted tailings facility including polishing pond and associated infrastructure.
•	An administrative building and dry facility with office space, including a conference room, an infirmary, a main garage, a millwright shop and an electrical shop.
•	An assay laboratory.
•	A warehouse for reagents and lubricants.
•	A diamond drill core shack.
•	Water treatment and supply facilities.
•	A cyanide destruction plant.
•	A hoist room, a headframe, and a 290 metre deep shaft.
•	A portal, ramp, ventilation raises and a series of ramp-connected underground sublevels.
•	A fleet of underground mobile mine equipment.
•	Site power supply provided by a 115 kV power line from the City of Timmins.

The Authors believe that the property has sufficient surface rights to carry out mining operations.

5.4	PHYSIOGRAPHY

Bell Creek exhibits low to moderate topographic relief, with the property elevation ranging from 285 to 298 metres above sea level. Drainage is characterized by slow, meandering creeks and rivers that flow into the Arctic watershed as shown in Figure 5.1. Bell Creek, which lends its name to the deposit, flows across the property and into the Porcupine River in a north-northwest direction. Outcrop exposure is less than three percent.

The Timmins area is situated in plant hardiness zone 2a, which supports boreal forest tree species and an active timber, pulp, and paper industry. Local trees species include: American Mountain-Ash, Balsam Fir, Black Spruce, Eastern White Cedar, Eastern White Pine, Jack Pine, Pin Cherry, Red Pine, Tamarack, Trembling Aspen, White Birch, White Spruce, and Speckled Alder.

Timber was harvested from the Schumacher property in 1997. A small stand of trees was removed from west of the Bell Creek headframe in 2009.

Technical Report, Bell Creek Mine, 27 March 2015	Page 23

Figure 5.1:      Physiography

290m
Marlhill Pit
285m
Bell Creek
Tailings Treatment Facility
295m
Bell Creek Mine and Mill complex
BELL CREEK
Ramp Portal
287m
North Road
SCHUMACHER
South Road
Hydro Line
Florence Street Extension
290m
Porcupine River
Projection
NAD83 Zone 17N
LAKE SHORE GOLD CORP
Bell Creek Mine Physiography Map
Legend
290m Elevation point (metres ASL)
BELL CREEK PROPERTY
0 250 500 Meters
N

Technical Report, Bell Creek Mine, 27 March 2015	Page 24

6.0	HISTORY

6.1	PRIOR OWNERSHIP

In November 2005, Lake Shore Gold (LSG) signed a 20-year lease agreement securing a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for an additional 20-year term. Acquisition of the Bell Creek claims by LSG from the previous owner, PJV, was finalized on December 18, 2007. The two “northern claims” were acquired by LSG from the previous owner in December 2009

Underlying royalties are applicable to these acquisitions and have been summarized in Item 4.3.

6.2	GENERAL HISTORY

The discovery of gold occurrences in the Timmins area began to appear in historic records in the early part of the twentieth century. The extension of the railway lines from Cobalt, Ontario, in the early 1900s allowed for new access to the gold discoveries found near Porcupine and Nighthawk Lakes. With increased access to the region, numerous gold discoveries were reported that initiated the rush to the Porcupine Gold Camp. World class gold deposits were found in the area, with 1909 being of particular note with the discovery of the Vipond, Dome, and Hollinger Mines.

Few bedrock outcrops in the Bell Creek area and the clay-rich nature of the surface cover restricted prospectors’ ability to find alluvial gold trains in creek bottoms and trace them back to the source material (the main exploration method employed at the time). With the advent of airborne geophysics in the 1960s, the first discoveries were made below the clay-rich belt that surrounds Timmins. Prior to that, gold was found either in outcrop directly or along the strike of outcrops. Gold mineralization found below this “clay-belt” occurred in what is now southern Hoyle Township (Butler, 2008).

Prior to the 1960s, little geological work is found in the public domain for the Bell Creek area. Work completed by the Ontario Geological Survey (OGS) and Ontario Department of Mines for the Hoyle Township area is summarized in Table 6.1.

Table 6.1:      Previous Work in the Hoyle Township Area by the Government of Ontario

Year	Author	Work Done
1924	Rose	Preparation of the first geological map of Hoyle Township (Map: ARM33d)
1941	Berry	Mapped Hoyle and southern part of Gowan Township as part of Bigwater Lake Area (Map ARM48N)
1964	Ginn et al.	Compiled the first small scale map covering Hoyle and Gowan Townships (1:253,440 scale. Map revised in 1973.)
1980	Hunt, D.S., Maharaj, D.	Timmins Data Series, preliminary map P2088m
1983	Richard, J.A.	Quaternary geology, Pamour Area, Cochrane District, preliminary map P2680
1988	Geoterrex Limited	Airborne electromagnetic survey, Total intensity magnetic survey. Survey date: 1987, Map 81072
1991	Berger, B.R.	Geology of Hoyle and Gowan Townships, District of Cochrane, Open file map, OFM0175

Technical Report, Bell Creek Mine, 27 March 2015	Page 25

Year	Author	Work Done
1992	Berger, B.R.	Geology of Hoyle and Gowan Townships, District of Cochrane, Open report, OFR58335
1998	Berger, B.R.	PreCambrian Geology, Hoyle Township
1999	Pressacco, R.	Special Project: Timmins Ore Deposit Description, Open file report, OFR5985
2001	Richard, J.A.	Quaternary Geology, Pamour Area, Map M2655
2005	Bateman, R., Ayer, H.A., Dubé, B., Hamilton, M.A.	The Timmins-Porcupine Gold Camp, Northern Ontario, the Anatomy of an Archean Greenstone Belt and Its Gold Mineralization: Discover Abitibi Initiative, Open file report OFR6258
2005	Bateman, R.	Precambrian Geology, Parts of Whitney and Hoyle Townships, Preliminary map, P3547-REV

Gold mineralization was first discovered on the Bell Creek property through a joint venture between Rosario and Dupont between 1980 and 1982. Between 1986 and 1991, Canamax explored and developed the Bell Creek Mine. Access to mineralization was through a 290 metre deep, three compartment shaft with an 8-foot diameter double drum hoist, and included a 30-metre high headframe with a 300 tonne coarse ore bin to a loadout facility. Mine levels were developed to the ore zones, and a ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres. A 300 tpd mill was commissioned in 1987.

From 1991 to 1992 Falconbridge operated Bell Creek Mine followed by Kinross until the mine’s closure in 1994. The mine was kept on care and maintenance until 2001 when it was allowed to flood.

Bell Creek produced at a rate of 380 tpd and was reported to have produced 576,000 short tons of ore at a grade of 0.197 oz/ton (5.57 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods. This includes some ore from Marlhill. The bulk of the production was derived from the North A Zone where mining occurred on multiple levels (Butler, 2008).

Canamax held the Schumacher property under option during the period 1984 to 1985 and conducted a three hole drill program (core diameter unknown) that encountered minor low grade gold-bearing veins that did not exceed 0.31 g/t Au over 1.0 metre.

In the period 1986 to 1990, Falconbridge Gold completed geophysical surveys and drilled 24 diamond drill holes (diameter unknown) that encountered sporadic alteration and mineralization. Small, anomalous intersections of 25.5 g/t Au over 0.5 metres and 13.34 g/t Au over 0.25 metres were reported.

In 1995, Pentland Firth Ventures Ltd. (PFV) entered into a mining lease agreement, established an exploration grid, and conducted an undisclosed amount of ground geophysical surveys. In 1996, PFV cored 25 drill holes (diameter unknown) encountering 4.40 g/t Au over 5.1 metres (including 34.19 g/t Au over 0.4 metres) and 3.28 g/t Au over 7.3 metres. In 1997, PFV drilled an additional five holes that were used in a property valuation report prepared by RPA. At the time, the property was valued at $2.3 million.

Exploration work completed by operators prior to LSG is summarized in Table 6.2.

Technical Report, Bell Creek Mine, 27 March 2015	Page 26

Table 6.2:      Historic Exploration Activity

Year	Company	Activity	Comment
1923	Unknown	Trenching	Observed by B. Rose, Ontario Department of Mines, exact date of work unknown
1958	Broulan Reef Mines Ltd	Claims staked
Trenching - partial results available
Surface diamond drilling - 6 holes (2,014 ft)
1963	Broulan Reef Mines Ltd	Surface diamond drilling - 1 hole (537 ft)
1978 to 1981	Rosario Resources Canada Ltd	IP Survey	R.S. Middleton (1978)
		Magnetometor Survey	R.S. Middleton (1979)
		Overburden drilling	Metres and location uncertain
Surface diamond drilling - 90 holes (12,637.0 m)
1982	Amax Minerals Exploration Ltd	Airborne Magnetic and Electromagnetic Survey	Aerodat Ltd. (1982)
Surface diamond drilling - 36 holes (5,643.2 m)
1982 to 1992	Canamax Resources Inc.	Detailed surface mapping (Marlhill 1982)
Trenching (Marlhill 1985)
		IP Survey	A. Watts & A. Philipps (1993)
		Ground Magnetometer and EM Survey	Services Exploration Ltd. (1993)
		Max Min EM ground survey	A. Watts (1985)
Surface diamond drilling - 247 holes (47,611.9 m)
		Feasibility study for Bell Creek Mine	Canadian Mine Services Ltd.
Underground development - Bell Creek Mine- 280 metre shaft, levels at 30, 60, 90, 120, 180, and 240 metre level. Ramp driven from shaft bottom to 300 metre level
Underground diamond drilling - Bell Creek Mine - 227 holes (13,022.2 m)
		Commercial Production - Bell Creek Mine – 576,017 tons @ 0.196 oz/ton for 112,739 recovered ounces	Total Production from 1987 to 1994

Technical Report, Bell Creek Mine, 27 March 2015	Page 27

Year	Company	Activity	Comment
		Underground development - Marlhill Mine - ramp to 150 metre vertical depth, levels at 25, 50, 92, 100, 125, and 150 metre level	1989 to 1991
		Underground diamond drilling - Marlhill Mine - 117 holes (6,302.3 metres)	1989 to 1991
		Commercial Production – Marlhill Mine – 30,924 total recovered ounces	1989 to 1991, allowed to flood November 1991
1992 to 1994	Falconbridge Gold Corporation Ltd	Underground diamond drilling - Bell Creek Mine - 64 holes (6,155.5 m)
		Commercial Production - Bell Creek Mine – 576,017 tons @ 0.196 oz/ton for 112,739 recovered ounces	Total Production from 1987 to 1994. Closed 1994 under care and maintenance, allowed to flood in 2001
1995	Pentland Firth Ventures Ltd	Surface diamond drilling - 32 holes (5,623 m)
1995 to 1997	Pentland Firth Ventures Ltd	Surface diamond drilling - Marlhill Mine - 105 holes (29,730.8 m)
		Dewatering of Marlhill Mine	1996 to 1997, no production
Underground diamond drilling - Marlhill Mine - 10 holes (3,566 m)
2002	Kinross Gold Corporation	Surface diamond drilling to test crown pillar of Marlhill Mine - 9 holes (411 m)
2003 to 2004	Porcupine Joint Venture	Commercial Production - recovery of Marlhill Crown Pillar through open pit mining - 7,500 oz gold recovered
2005	Porcupine Joint Venture	Surface diamond drilling to test down plunge extension of Bell Creek Mine North A zone - 36 holes (11,469 m).

6.3	HISTORICAL RESOURCE ESTIMATES

6.3.1	Historically Significant Non-Compliant NI 43-101 Resource Estimates

The following mineralization estimates are not compliant with NI 43-101 but are considered historically significant in keeping exploration interest active at the Bell Creek Mine. These estimates have not been validated, are not considered to be current, and are quoted from the documents referenced.

In 1996, PFV commissioned an independent consultant, Unto Jarvi, to produce a resource estimate based on available drill information.

Technical Report, Bell Creek Mine, 27 March 2015	Page 28

In 1997, Crick reported a “drill-indicated” resource based on the additional drilling done by PFV. This resource, with approximately half of the mineralization occurring above the 125L hosted in stacked flat vein sets, also predates NI 43-101 and is quoted for historic purposes only (Butler, 2008).

Table 6.3:      Historic Resource Estimate for the Bell Creek Deposit

Year	Classification	Tonnes	Grade Au (g/t)
1996[1]	Undefined	156,117	5.99
1997[2]	“Drill-indicated”	673,425	2.89

Notes:

1.	Employed a cut-off grade of 3 g/t Au, a 200 g/t Au top cut.
2.	Employed a cut-off grade of 3 g/t Au, a 34.29 g/t Au top cut, a minimum 1.5 metre width, and allowing for a 15 metre crown pillar.

A Mineral Resource estimate was completed by the PJV in 2004 using a polygonal model and a gold price of US$425 per ounce. This model was updated in 2005 to a computer generated block model that yielded similar grades but was reclassified by PJV as a “Mineral Inventory”. The 2004 estimate is derived from Butler (2008) and summarized in Table 6.4.

Table 6.4:      2004 Resource Estimate (Not NI 43-101 Compliant)

Classification	Tonnes	Grade Au (g/t)
Measured	0	0
Indicated	190,922	8.25
Inferred	346,936	7.70

6.3.2	NI 43-101 Compliant Resource Estimates

The most recent NI 43-101 compliant Mineral Resource estimate was completed by LSG (effective date November 01, 2012) utilizing the inverse distance squared interpolation method, a long term gold price of US$1,200 per ounce, exchange rate of US$/CAD$ of 0.93 and a resource cut-off grade of 2.2 g/t.

Table 6.5:      2012 NI 43-101 Compliant Resource Estimate

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	268,000	4.34	37,400
Indicated	4,417,000	4.74	672,900
Measured & Indicated	4,685,000	4.72	710,300
Inferred	6,080,000	4.62	903,700

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.
3.	Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce, and a US$/CAD$ exchange rate of 0.93.
4.	A minimum mining width of approximately two metres was used.
5.	Capped gold grades are used in estimating the Mineral Resource average grade.
6.	Sums may not add due to rounding.
7.	Mr. Ralph Koch, B.Sc. P. Geo., is the Qualified Persons for this resource estimate.

Technical Report, Bell Creek Mine, 27 March 2015	Page 29

6.4	HISTORIC PRODUCTION

Gold mineralization was first discovered on the property through a joint venture between Rosario and Dupont Canada Exploration between 1980 and 1982. Between 1986 and 1991 Canamax Resources Inc. explored and developed the Bell Creek Mine. Access to mineralization was through a 290 metre deep, three compartment shaft with an 8-foot diameter double drum hoist, and included a 30-metre high headframe with a 300 tonne coarse ore bin to a loadout facility. Mine levels were developed to the ore zones, and a ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres. Falconbridge Gold operated Bell Creek from 1991 to 1992, followed by Kinross until closure in 1994. The mine was kept on care and maintenance until 2001 when it was allowed to flood.

Bell Creek produced at a rate of 380 tpd and was reported to have produced 576,000 short tons of ore at a grade of 0.197 oz/ton (6.13 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods. This includes some ore from Marlhill. The bulk of the production was derived from the North A Zone where mining occurred on multiple levels (Butler, 2008). Table 6.6, from Pressacco (1999), summarizes historical ore production from Bell Creek.

Table 6.6: Bell Creek Historical Production

Year	Short Tons Produced	Grade (opt Au)	Recovered Ounces Au	Remarks
1987	55,180	0.173	9,558	Mill commissioned in July
1988	135,324	0.195	24,648	93.4% mill recovery
1989	146,727	0.203	29,786	94% mill recovery, includes Marlhill ore
1990	66,666	0.206	13,728	Excludes 82,200 tons of Marlhill ore
1992	138,171	0.195	26,880	Includes co-mingled Marlhill ore
1992	5,030	0.223	1,112
1993	Limited	-	-
1994	33,899	0.207	7,017
Total	576,017	0.197	112,739

Technical Report, Bell Creek Mine, 27 March 2015	Page 30

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY AND STRUCTURE

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic- dominated oceanic assemblages that are approximately 2.7 million years in age. Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province. Intrusions were emplaced during the Archean and Proterozoic eons.

Keewatin Series greenstone volcanics are found in spatially discrete groupings and contain tholeiitic volcanic lineages as well as other volcanic assemblages that were tectonically combined with spatially discrete komatiite-rich assemblages, banded iron formations, and turbidite-bearing sedimentary basins. Unconformably overlying the Keewatin Series are younger sub-aqueous to sub-aerial volcanic- sedimentary rocks of the Timiskaming Series. These rocks occur along the margins of late regional tectonic deformation zones that are near strike-parallel shears and/or faults which commonly show high strain and tight, vertically verging folding.

Batholiths and stocks found in the Southern Abitibi are approximately sequential from tonalite- monzonite-granodiorite through massive granodiorite, granite, feldspar ±quartz porphyry to syenite.

Approximately one century of geological study has occurred in the Timmins area. A brief, and by no means exhaustive, summary of milestones over that period is presented below and is mostly taken from Powers, 2009.

In 1896, Burwash assigned Precambrian volcanic and sedimentary rocks in the Porcupine camp to the Huronian period of the Paleo-Proterozoic era.

Between 1911 and 1925, Burrows produced the first geological map and developed a nomenclature consistent with the relationships observed by earlier workers in the Lake Timiskaming area. He made key observations regarding the spatial and temporal relationships between the Timiskaming metasediments and Keewatin Series volcanic rocks, identified the intrusive phases as post-Timiskaming in age (2.7 Ma to 2.5 Ma), and defined the relationship between the Keweenawan diabase dykes and the Matachewan quartz diabase dykes.

In 1933, Graton et al. proposed the subdivision of Keewatin volcanics in Tisdale Township. From oldest to youngest, the rocks were subdivided into the Northern, McIntyre, Central, Vipond, and Gold Centre series. The term “99 Flow” was applied to the massive flow at the base of the Vipond.

In work done in 1936 and 1939, Hurst notes that metasedimentary rocks in the Timmins area both overlie and underlie an angular unconformity. He assigned the rocks above the unconformity to the Timiskaming Series and those below the unconformity to the Keewatin Series. He interpreted the porphyries as subvolcanic stocks, emplaced into volcanic vents, and the source of the felsic volcaniclastic extrusives. Later, in 1944, Holmes interpreted the porphyries to post-date Keewatin volcanics and Timiskaming metasediments.

Technical Report, Bell Creek Mine, 27 March 2015	Page 31

In 1948, Jones presented a more detailed classification scheme modeled after Graton et al. (1933) and based on his work at the Hollinger Mine. Jones introduced alphanumeric classification (e.g., V8E), gave formation status to the Northern, Central, and Vipond Series, assigned the McIntyre Series to the base of the Central Series, and renamed it the 95 Flow. That same year, Dunbar defined two groups of Keewatin volcanic rocks and named them Deloro Group and Tisdale Group. Dunbar also discriminated the Krist Formation from the underlying Tisdale Group and placed it in the Hoyle Series. Also in 1948, Buffam, adapted Jones’ Hollinger Mine terminology to the Moneta Mine, added the term “Krist Fragmental”, and described the unconformity at the base of the Krist Formation that separates it from the underlying Tisdale Group mafic volcanic flows.

In 1954, Moore included the Krist Formation with the Timiskaming Group. Following the original interpretation by Burrows in 1911, Moore placed the unconformity between Keewatin and Timiskaming rocks at the base of the Krist Formation. Also in 1954, Fuse applied Jones’ Tisdale Group nomenclature to rocks exposed at the McIntyre Mine. This was followed, in 1960, by Griffis establishing a more detailed subdivision of Tisdale Group rocks at the same deposit.

Ferguson et al. attempted to correlate the Timmins area stratigraphy in 1968, assigning Krist Fragmental to the uppermost formation in the Tisdale Group.

In 1974, using Jensen Cation Plots, Pyke subdivides the Deloro and Tisdale Groups into six formations based upon major oxide geochemical classification. The Deloro Group (Formations I through III) is a predominantly calc-alkaline sequence approximately 4,500 metres to 5,000 metres in thickness comprised mainly of andesite and basaltic flows at its base, dacitic flows and rhyolitic pyroclastics above, and, commonly, iron formation at or near the top. Most of the Deloro Group is confined to a large, centrally located domal structure. The beginning of the 4,000 metres thick Tisdale Group (Formations IV through VI) is marked by a major change in volcanism. At its base, the Tisdale Group is predominantly composed of ultramafic rocks and basaltic komatiites that are overlain by a thick sequence of tholeiitic basalt flows. The uppermost formation is composed largely of calc-alkaline dacitic volcanoclastics (Pyke, 1974).

In 1975, Lorsong subdivided the Porcupine Group into Whitney, Beatty, Dome, and Three Nations formations.

Pyke, in 1976, renamed the six formations from youngest, Donut Lake, Redstone, Boomerang, Goose Lake, Schumacher, and Krist and assigned all metasedimentary rocks to Formation VI as the sole unit of the Porcupine Group. Pyke considered the Porcupine Group to be a time-equivalent of the Upper Deloro and the entire Tisdale Groups. Later, in 1978, he renamed the Tisdale and Deloro Groups the Upper and Lower subgroups respectively. He also raised Formations I through VI to Group status but, according to Brisbin (1997), this reorganization did not meet with universal acceptance.

Intrusive rocks and selected volcanic rocks of the Timmins area were dated using U-Pb zircon methods by Frarey and Krough (1986), Mortensen (1989), and Corfu et al. (1989).

In 1988, Mason et al. suggest that the emplacement of the porphyry intrusive rocks prepared the host rock for subsequent hydrothermal fluid migration and gold mineralization. Fracturing and brittle faulting generated prior to intrusion of the porphyries during a period, or periods, of magmatic tumescence resulted in highly fractured centres that were subsequently exploited by hydrothermal mineralizing systems. The eruption of the Krist Formation pyroclastic rocks and Keewatin folding and faulting may have also initiated ground preparation and localized magmatic and hydrothermal activity.

Technical Report, Bell Creek Mine, 27 March 2015	Page 32

In 1991, Jackson and Fyon defined a lithostratigraphic association of rock units in the Western Abitibi Subprovince within the boundaries of 55 tectonic assemblages. An assemblage is defined as stratified volcanic and/or sedimentary rock units built during a discrete interval of time in a common depositional or volcanic setting. Jackson and Fyon (1991) suggest a four stage evolutionary model for the Southern Abitibi Greenstone Belt:

•	Formation of submarine oceanic assemblages in regional-scale, complex micro-plate interactions perhaps caught between two larger converging plates located north and south of the micro-plate region;
•

Termination of submarine volcanism by collision of a large continental mass to the south at ~2700 Ma. The collision may have been oblique, involving the 2800 to 3000 Ma Minnesota River Valley gneiss terrane.

•

Tectonic thickening during collision led to emergent sediment source area(s) for post ~2700 Ma turbidite deposits, including both local deposits and a massive sedimentary accretionary wedge. As collision continued, previously formed volcanic and turbidite deposits, including the Pontiac Subprovince, were deformed;

•	Terminal subduction, possibly involving complex plate interactions at 2685 to 2675 Ma, generated alkalic volcanic rocks and alluvial–fluvial sediments in proximity to crustal–scale shear zones.

In 1992, Melnik-Proud interpreted the gold-bearing quartz-carbonate-albite veins to not only be spatially, but temporally and genetically associated with albite dykes found in the Hollinger-McIntyre complex.

Brisbin defined the Krist as a formation within the Hoyle Group in 1997. He proposed and assigned a new lithostratigraphic unit termed the Hersey Lake Formation. This unit is composed of intercalated ultramafic and mafic flows that compose the base of the Tisdale Group in the core of the North Tisdale Anticline. Correlative flows are exposed in the south, on the Delnite, Aunor, and Buffalo Ankerite mine properties. The upper contact of the Hersey Lake Formation is defined as the upper contact of the highest ultramafic flow in the Tisdale Group (Brisbin, 1997).

In 1999, Pressacco is published in Ontario Geological Survey Special Project: Timmins Ore Deposits Descriptions.

Ayer et al. (2000), with the aid of additional remapping and geochronological data, proposed a reinterpretation of the Jackson-Fyon Tectonic Assemblages, reducing the number from 55 to nine including seven volcanic and two metasedimentary assemblages. Presently, the assemblages are interpreted as autochthonous, not allochthonous. Geochemistry of the volcanic units indicates an interaction between plume and subduction zone melts. The Porcupine assemblage is interpreted to be the result of submarine turbidite fans which are coeval with batholith emplacement, regional folding, and collision with the Opatica Subprovince. The Timiskaming assemblage is believed to be the result of subaerial alluvial fan-fluvial sedimentation associated with continental arc magmatism.

The Discover Abitibi Initiative (DAI) began as a regional economic development venture, which ran from 2001 to 2012 and had a mission to stimulate mining development by encouraging increased exploration in the Timmins-Kirkland Lake corridor. The DAI coordinated and directed an integrated geoscientific investigation of the Abitibi Greenstone Belt (Discover Abitibi, 2010). While active, the DAI brought together the talents of geologists, prospectors, mining industry leaders, the OGS, and the Geological Survey of Canada (GSC) to the Timmins - Kirkland Lake Gold Camps to assess the fundamental architecture and processes which were responsible for the gold and base metal endowment.

Technical Report, Bell Creek Mine, 27 March 2015	Page 33

In a recent paper, Bleeker (2012) discusses the growing recognition that crustal extension may have played a critical role in the formation of orogenic gold deposits as opposed to the long held theory of terrane accretion, thrusting, crustal shortening and a final metamorphic cycle. Bleeker’s conclusions are, “From the overall model, it is concluded that the major breaks were initiated as first-order extensional faults (Bleeker, van Breemen and Berger 2008) reaching deep into the crust, if not the uppermost mantle. Lithospheric thinning, basin formation and alkaline magmatism accompanied the extensional phase and may have been critical to overall gold endowment, even though peak gold deposition may have occurred somewhat later during renewed shortening. Following extension, the main breaks were inverted as thick-skinned thrusts that tectonically buried the leading edges of the synorogenic clastic basins. Further shortening rotated the faults to near vertical, with local overturning. Finally, the faults were overprinted by major strike-slip movement and mapped breaks may locally deviate from the critical fault planes that controlled the extension and thrust inversion history. It appears that gold mineralization started during extension, but likely peaked during and following thick- skinned thrust inversion. Deposits along the faults were sliced apart by continued fault movement, with the “missing halves” either advected out of the section and lost to erosion or, more interestingly from an exploration point of view, occurring somewhere along strike along the major strike-slip faults.”

Recent structural studies by Dave Rhys (Panterra Geoservices Inc.) have led to great advancements in recognizing and understanding the structural evolution and controls on mineralization in the Timmins camp and in the vicinity of the Bell Creek Mine. The region is affected by a long lived deformation history which is constrained in timing by the presence of unconformities within the sequence (Rhys 2010). Earliest deformation events include D1, a pre-Porcupine Assemblage phase of folding which is indicated by the local truncation of folds in the Tisdale Assemblage against the unconformity at the base of the Porcupine Assemblage. D1 was followed by a major phase of thin-skinned thrust imbrication and folding that lacks associated foliation, D2, which includes folds and thrust surfaces that are truncated against the Timiskaming unconformity, such as is seen in the Porcupine Syncline, and in the Pamour area. These events are followed by faulting along the Destor-Porcupine faults system, probably coincident with deposition of the Tisdale Assemblages, and then by at least two pulses of syn-tectonic deformation, D3 and D4, which are associated with post-Timiskaming foliation development (S3, S4 foliations). The pre-metamorphic D2 lithologic architecture and faults in the local area likely aided in the localization of later D3 high strain and shear zones, which may have preferentially formed along areas of high rheological contrast, in weaker units such as ultramafic and carbonaceous sedimentary horizons, and along the older D2 thrust surfaces where they are favourably oriented. Field relationships suggest that the mineralization in the district overlapped mainly with the D3 event, and overprints both Timiskaming sediments and older D2 structures (Rhys 2012).

Tectonic assemblages of the Abitibi Subprovince east of the Kapuskasing Structural Zone are shown in Figure 7.1 and summarized in Table 7.1.

Technical Report, Bell Creek Mine, 27 March 2015	Page 34

Figure 7.1:      Regional Geology

N
Kidd Creek
KAMKOTIA
JAMELAND
CANADIAN JAMIESON
Lake Shore Gold Corp.
Bell Creek Property
OWL CREEK
HOYLE POND MINE
HALLNOR
PAMOUR
BONETAL
BROULAN
HOLLINGER
MONETA
MCINTYRE
CROWN MINE
PAYMASTER
DOME
PRESTON
DELNITE
AUNOR
DE SANTIS MINE
BUFFALO ANKERITE
NAYBOB
Lake Shore Gold Corp.
Timmins Mine
460000
470000
480000
490000
500000
5390000
5380000
5370000
5360000
0 5 10
Kilometers
Projection NAD 83 Zone 17
Modified From Data Source OGS MRD 186
Legend
Past and producing mines
Bell Creek Property
Thunder Creek JV
Timmins Mine Property
Diabase
Granodiorite to Granite
Diorite + Granodiorite
Tonalite
Ultramafics (Undifferentiated)
Clastic Sediments
Metasedimentary Rocks
Chemical Sediments
Intermediate Volcanics
Felsic Volcanics
Mafic Volcanics
Ultramafic Volcanics
LAKE SHORE
GOLD CORP.
Bell Creek Mine
Regional Geology Map

Technical Report, Bell Creek Mine, 27 March 2015	Page 35

Table 7.1:      Summary of Porcupine Camp Tectonic Assemblages

Assemblage	Description
Timiskaming	Unconformably deposited from 2680 - 2670 Ma (10 Ma)
Conglomerate, sandstone, and alkalic volcanics
Coeval Au mineralization occurs near regional fault zones (DPFZ & Cadillac Larder Lake Fault)
Two end member types:
• Quartz veins (Timmins & Val d’Or)
• Sulphide rich Stockworks (Holloway Twp., Kirkland Lake, Matachewan)
Porcupine	Age of 2690 - 2680 Ma (10 Ma)
Turbidites with minor conglomerates & iron formation locally
Krist Formation is coeval with calc-alkalic felsic porphyries 2691±3 to 2688±2 Ma
Alkali Intrusive Complex (Thunder Creek) 2687+/-3 Ma (Barrie, 1992)
Blake River	Age of 2701 - 2697 Ma (4 Ma)
Tholeiitic & calc-alkaline mafic to felsic volcanics
VMS deposits associated with F3 felsic volcanics at Noranda
Syngenetic Au & base metals (Horne, Thompson, Bousquet)
Kinojevis	Age of 2702 - 2701 Ma (1 Ma)
Tholeiitic mafic flows
Interflow Turbidites
F3 Felsic Volcanics
Tisdale	Age of 2710 - 2703 Ma (7 Ma)
Tholeiitic to komatiite suite
Calc-alkaline suite
VMS Deposit: Kamiskotia – tholeiitic volcanics, gabbros & F3 felsics
• Val d’Or – calc-alkaline volcanics & F2 felsics
• Sheraton Township area – intermediate-felsic calc-alkaline volcanics
Ni-Cu-PGE: Shaw Dome, Texmont, Bannockburn
Kidd-Munroe	Age of 2719 - 2711 Ma (8 Ma)
Tholeiitic to komatiitic
Calc-alkaline suite
Ni-Cu-PGE (Alexo)
VMS deposit:
• F3 felsic volcanics & komatiites (Kidd Creek)
• Tholeiitic-komatiitic volcanism (Potter)
Stoughton-	Age of about 2723 - 2720 Ma (3 Ma)
Roquemaure
Mg- and Fe-rich tholeiitic basalts
Localized komatiites and felsic volcanics
PGE mineralization in mafic-ultramafic intrusions and komatiites (Mann and Boston
Townships)
Deloro	Age of about 2730 - 2724 Ma (6 Ma)
Mafic to felsic calc-alkaline volcanics
Commonly capped by regionally extensive chemical sediments
Two different types of VMS deposits:

Technical Report, Bell Creek Mine, 27 March 2015	Page 36

Assemblage	Description
• F2 felsic volcanics and synvolcanic intrusion (Normetal)
• Localized sulphide-rich facies in regional oxide facies iron formations (Shunsby)
Picaud	Age of 2750 – 2735 Ma (15 Ma)
Mg- and Fe-rich tholeiitic basalt
Localized komatiites and felsic volcanics

Table 7.2:       Sequence of Geological Events for the Timmins Camp (Simplified)

Event	Age (Ma)	Reference
Faulting
Diabase (Matachewan) Dyke Intrusion
Hearst Dyke – Diabase	2461 ± 2	Heaman, 1988
Penetrative Deformation/Greenschist Facies Metamorphism	~2633
Timiskaming Sedimentation
Unconformity/Folding
Copper Gold Mineralization and Related Hydrothermal
Alteration
Albitite Dyke Intrusion (Algoman) (and Related Hydrothermal
Alteration?)
Albitite Dyke	2673 ± 3	Mortensen, 1987
Watabeag Batholith	2676 ± 2	Frarey and Krough, 1986*
Winnie Lake Stock (monzonite)	2677 ± 2	Frarey and Krough, 1986*
Garrison Stock (monzonite)	2678 ± 2	Corfu et al., 1989
Garrison Stock (monzonite)	2679 ± 4	Frarey and Krough, 1986*
Otto Stock (syenite)	2680 ± 1	Corfu et al., 1989
Watabeag Batholith	2681 ± 3	Frarey and Krough, 1986*
Lake Abitibi Batholith (granodiorite)	2689 ± 3	Mortensen, 1987
Porphyry intrusion (Algoman), emplacement of heterolithic
breccias, and related hydrothermal alteration
Crown Porphyry	2688 ± 2	Corfu et al., 1989
Pearl Lake Porphyry	2689 ± 1	Corfu et al., 1989
Preston Porphyry	2690 ± 2	Corfu et al., 1989
Paymaster Porphyry	2690 ± 2	Corfu et al., 1989
Millerton Porphyry	2691 ± 3	Corfu et al., 1989
Beatty Sedimentation
2691 ± 3 to 2688 ± 2
Krist (Keewatin) Calc-alkaline Volcanism and Sedimentation	(revised)
Unconformity
Tilting/Folding?
Watabeag Batholith (Diorite)	2699 ± 2	Frarey and Krogh, 1986*

Technical Report, Bell Creek Mine, 27 March 2015	Page 37

Event	Age (Ma)	Reference
Tisdale Group (Keewatin) Komatiite-Tholeiitic-Calc-alkaline
Volcanism
99 Flow	2707 ± 3	Ayre, OGS*
Aquarius Diorite	2705 ± 10	Corfu et al., 1989
Flavrian Stock (trondhjemite)	2701 ± 1.5	Mortensen, 1987
Deloro Group (Keewatin) Komatiite-Tholeiitic-Calc-alkaline
Volcanism
Dunite	2707 ± 3	Corfu et al., 1989

* cited in Powers, 2009

7.2	PROPERTY GEOLOGY

The Bell Creek properties are underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group, with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation (Brisbin, 1997) or Pyke’s (1982) lowermost unit, Formation IV. The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of Pyke’s (1982) middle unit, Formation V. The Krist Formation, Pyke’s upper unit, is absent from Hoyle Township (Berger, 1998). The lithologies generally strike east-west, to west-northwest, and are steeply dipping.

The ultramafic metavolcanic rocks are comprised of massive, spinifex, and polysutured textured flows and derived schists. Ultramafic schist is characterized by a fissile habit, abundant talc, and Mg-rich chlorite and carbonate (Berger, 1998). Limited whole rock analyses completed on the lithologies in Hoyle Township indicates the lower ultramafic metavolcanic rock unit to be basaltic komatiite (Berger, 1998; Pressacco, 1999). Kent (1990) describes the ultramafic rock sequence at Bell Creek as a lens- shaped unit that forms pods 100 metres to 200 metres thick, which locally exhibits intense ankerite- fuchsite alteration.

The mafic metavolcanic rocks exhibit massive, pillowed and breccia flow textures. Berger (1998) observed that stratigraphic tops of the pillows consistently faced to the south or the west in the Tisdale assemblage within Hoyle Township. Based upon the west facing pillow, Berger believed there was no evidence that the mafic metavolcanic rocks of the Tisdale assemblage were folded. Several thin interflow sedimentary horizons present within the mafic sequence (Kent 1990), can be seen underground to locally change in strike from east-west to more northerly trends and are now interpreted (Rhys 2012) to be associated with asymetric D3 and D4 folds of an overall northwest trending stratigraphy. Flow units occur with a flow top breccia which exhibits a gradational contact into a pillowed base. Variolitic flows are common within the mafic volcanic sequence. A correlation of the variolitic flows of the Bell Creek deposit area with the variolitic flow of the Tisdale Group, especially the V10 (Vipond Formation) flow unit is implied, but has not been verified by detailed mapping and geochemical testing. The mafic schists occur as a fine grained fissile unit that weathers a dark green to orange brown colour. Common to Pyke’s Middle Formation of the Tisdale assemblage are leucoxene bearing Fe-rich tholeiitic basalts. The presence of abundant leucoxene has been used to distinguish between the lower formation Mg-rich basalts (leucoxene absent) and the Fe-rich tholeiitic basalts. Whole rock analysis results returned from six of Berger’s (1992, 1994) samples plotted as Fe-tholeiites (three samples), calc-alkaline basalts (two samples), and tholeiitic andesite (one sample) (Pressacco, 1999).

Technical Report, Bell Creek Mine, 27 March 2015	Page 38

The metasedimentary rock units are composed of wacke, siltstone, mudstone, graphite, and pyritic mudstone and are correlated with the Hoyle assemblage (Jackson and Fyon, 1991; Berger, 1998). The Hoyle assemblage has been redefined as a formation and is an extensive part of the Porcupine assemblage, which includes the Beatty Formation of metasedimentary rocks located in the core of the Porcupine Syncline (Bateman et al., 2005). Wacke beds vary from 5 mm to over 1 metre thick and display grain gradation. Chlorite and sericite are the most common alteration minerals in the matrix, whereas biotite is absent in most metasediments in Hoyle Township. Siltstone is rare in the Hoyle assemblage, occurring as thin layers overlying wacke beds. Green, grey, and dark grey mudstone occurs throughout the Hoyle assemblage overlying wacke. Graphite and amorphous carbon are the major opaque minerals and comprise less than 5% of the rock. Graphitic and pyritic mudstone is a distinctive rock type that generally occurs along, or within, 400 metres of the contacts with mafic metavolcanic rocks. Pyrite comprises from 1% to 30% of the graphitic mudstone and occurs in two forms, as nodular pyrite balls that are 1 mm to 2 cm in diameter, and as disseminated to massive laminated or bedded layers 1 mm and 10 mm thick (Berger, 1998).

Intruding the Archean rock units is a north-south trending swarm of diabase dykes which has been correlated with the Paleo-Proterozoic age Matachewan swarm. This mafic intrusive unit contains up to 15% magnetite and weathers an orange-brown colour. Berger (1998) describes a Cretaceous regolith that was intersected in several reverse circulation overburden drill holes in Hoyle Township. He describes the unit as being a green to gold coloured, gritty clay that is commonly indurated and locally forms a hardpan layer. This unit indicates that Archean rocks were subjected to intense laterite-like weathering.

Overlying the Archean bedrock is the Quaternary geology unit of the Barlow-Ojibway Formation. This is a sequence of glacio-lacustine deep water varved silts and clays overlain by gravel and clay till of the Matheson till sheet. Recent organic deposits, of black mud and peat, overlie the Quaternary geology.

The structural setting of the Bell Creek property is complex. The deposit is said to be situated north of the North Tisdale Anticline, within an Archean-aged metavolcanic and metasedimentary rock synclinal fold/fault sequence, and is positioned between two D2 reverse faults (Powers 2009). Bateman et al. (2005) interpret the thrusting as the formation of the North Tisdale Anticline D2 and F2 events. The strike is parallel to the surface traces of the thrust plane and anticlinal axis. Stratigraphic tops point to the south and, near surface, the rock units dip steeply south. At depth, the dip undulates to vertical and changes to steep north dipping. Bateman et al. (2005) illustrate an F4 northeast-southwest synclinal axis at Hoyle Pond Mine. Rhys (2004) illustrates the Hoyle Syncline, north of the North Tisdale Anticline as D1b fold event and that Bateman’s F4 synclinal axis parallel to the 1060 Zone at Hoyle Pond Mine is a D2 synclinal fold event. Since then, more recent work by Rhys provided some modifications to the structural history, with the addition of at least one early folding event preceding the Temiskaming Assemblage. This proposed structural history is compatible with that presented in Bateman et al (2005), apart from the post-metamorphic interpretation of the relative timing of the S3 deformation with respect to the Timiskaming Assemblage (Rhys 2010). “The overall setting of the Bell Creek deposit occurs in an area of lithologic complexity and rheological contrasts. The sequence of mafic and ultramafic volcanic rocks of the Tisdale Assemblage form a series of interleaved, easterly thinning wedges which alternate with eastward thickening bands of younger turbiditic sediments of the Porcupine Assemblage. Mapping and compilation of facing indicators from drill core (graded bedding, etc.) at the Hoyle Pond, Owl Creek, and Pamour deposits and the Wetmore prospect indicate that the lithologic sequence is dominantly south facing. This suggests that the alternating volcanics and sedimentary bands represent interleaved thrust panels related to D2, pre-metamorphic and pre- Temiskaming deformation event in the area, rather than a series of alternating anticlines and synclines as has previously been interpreted across which bedding facing directions should change. Like the Porcupine Syncline in the central Timmins district (Tisdale Township), major thrust panels, and carbonaceous thrust faults which lie along the south side of the mafic belt, are truncated against the Timiskaming unconformity in the Pamour-Hallnor area to the southeast of Figure 7.2” (Rhys 2012). The dominant syn-metamorphic foliations, S3 and S4 related to post-Temiskaming D3 and D4 events, regionally obliquely cross, and are superimposed on the series of thrust panels (Rhys, unpublished data).

Technical Report, Bell Creek Mine, 27 March 2015	Page 39

Figure 7.2 illustrates the generalized property geology relative to the property survey lines, cultural, and topographical features.

Figure 7.2:      Property Geology

Marlhill
Open Pit
Bell Creek
Surface Trace
North "A" & "B" Zones
BELL CREEK
Ramp
Development
Ramp Portal
SCHUMACHER
Service Road to Hoyle Pond Mine
Projection:
NAD83 Zone 17N
Legend
Bell Creek Property
0
250
500
Meters
Florence Street
Extension
HOYLE
LAKE SHORE
GOLD CORP.
Bell Creek Mine
Property Geology Map

Technical Report, Bell Creek Mine, 27 March 2015	Page 40

7.3	MINERALIZATION

7.3.1	Overview

In the Porcupine Camp, gold bearing structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dykes prior to the deposition of the Timiskaming assemblages. Porphyries dating from 2691 ± 3 Ma to 2688 ± 2 Ma intruded the already folded and faulted greenstone sequences and initiated the mesothermal systems with the formation of associated albitites. Observations of pyrrhotite and gold-mineralized clasts at both Pamour and Dome mines within Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization (Butler, 2008).

Fracture intensity and alteration increase toward mineralized zones. Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz, and dark green to black chlorite. Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common (Butler, 2008).

Berger (1998) describes the gold mineralization in the Bell Creek area as occurring along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon. High grade gold mineralization occurs within quartz veins contained in alteration zones. The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W. This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

Kinross and Pentland Firth Ventures (PFV) first coined the term “New Mines Trend” to describe areas of the Hoyle “antiform and synform” that host the current and past producing Hoyle Pond, Owl Creek, Marlhill, and Bell Creek mines and the Schumacher and Vogel advanced exploration projects. More recently, structural work by Rhys (2003, 2012) suggests that the alternating volcanic and sedimentary bands in the area represent interleaved thrust panels, where wedges of mafic volcanic, sedimentary, and deformed ultramafic rocks converge in the vicinity of the deposit. The occurrence of variably oriented lithologies of various deformational (rheological) strength and thickness in the lithologic sequence likely contributed to local complex strain patterns during regional syn-metamorphic deformation. Carbonaceous units (i.e. interflow sediments) may have had important controls on the position and orientation of mineralized shear zones which locally exploit them (Rhys 2012).

7.3.2	Bell Creek Mine

The Bell Creek mineralization differs in style from many deposits in the Porcupine Mining camp in being composed largely of disseminated pyrite-pyrrhotite-related mineralization; slightly younger gold-bearing quartz veins may be present but are not predominant. This style of mineralization occurs in the deeper parts of the Dome Mine and in the Rusk Zone at the Timmins West mine, but is more common to the east, in the Holloway-Holt McDermott area and at the Larder Lake, where pyritic mineralization is often termed “flow ore” (Rhys 2012).

The most significant gold mineralization at the Bell Creek Mine occurs in two lithostructural settings: a) near or along an ultramafic-to-mafic contact zones (the Bell Creek and West Zone), and b) within the mafic volcanics sequence (North Zones).

Technical Report, Bell Creek Mine, 27 March 2015	Page 41

7.3.3	Bell Creek and West Zones

The Bell Creek and West Zones were discovered in 1980 while drill testing electromagnetic conductors and IP anomalies. Kent (1990) describes the Bell Creek West Zone mineralization as occurring on or near the contact of the ultramafic metavolcanic and mafic fragmental metavolcanic rock units, with the latter as the preferred host. Mineralization consists of 2% to 10% pyrite, with accessory arsenopyrite, pyrrhotite, chalcopyrite, and minor quartz veins and veinlets. Approximately 90% of the gold is associated with the disseminated sulphides that occur in association with altered quartz-carbonate- sericite-sulphide zones that range from 0.5 metres to 7 metres in width. Lenses that are approximately 100 metres in length and 200 metres in vertical extent strike west-east and plunge steeply to the east. Multiple mineralized zones are identified along a one kilometre strike length of the mafic/ultramafic metavolcanic contact, which runs across the southern part of the mine. Active carbon occurs in some of the mineralized pods in the form of sheared graphitic interflow sediments. The presence of the active carbon has a deleterious effect on gold recovery; consequently mining was not planned where this was encountered (Kent, 1990), and only a small portion of the zones were mined in the upper levels of the mine prior to 1992. Potential for better grades and recoveries further along strike and at depth still need to be assessed.

7.3.4	North Zones

The North Zones at Bell Creek were intersected in 1981 while targeting IP anomalies. The vein system consists of two main sub-parallel horizons, roughly 40 to 60 metres apart, historically referred to as the North A and North B zones. They occur within mafic volcanic rocks, approximately 200 metres north of an ultramafic contact and north of the Bell Creek headframe. Mineralization within the zones trends east west to west-northwest and dips steeply to the south or southwest. The mineralization is locally deflected as in intersects and exploits a 0.5 to 10 metre wide band of carbonaceous interflow (?) sediments. Mineralization forms vein-replacement networks along probable minor shear zones which are approximately parallel to the S3 foliation, although S3 locally trends slightly more northeasterly than the zone, especially where the zone rotates to the northwest trends, refer to Figure 7.3 (Rhys 2012).

Collectively, the North Zones have an overall plunge which is steep to the east and has been traced continuously by drilling below 1,680 metres vertical depth, and remain open at depth. Overall plunge of the system is approximately parallel to L4 lineation, and is similar to the steep easterly plunge of the 1060 Zone at the Hoyle Pond mine. Internally, steeper plunges to the west of thicker, high grade segments of the zone are apparent, forming more local, stope scale ore shoot plunges at bends in the structures (Rhys 2012).

To date, the North A and North B Zones extend up to 500 metres along strike, and remain open at depth, 1,680 metres below surface. The zones locally branch or break into strands which define at least nine principal domains of gold mineralization, three (3) of which contain 80% of the total resource (refer to Item 14).

Technical Report, Bell Creek Mine, 27 March 2015	Page 42

Figure 7.3:      Map Patterns

Figure 7.3: Map patterns in the North A and North B zones in the current areas of mining. Schematic plan map (A) and mine geology map (B) showing patterns observed during this study which comprise eastern parts of the North zones of mineralization. Both the North A and North B zones cross the carbonaceous unit, bending and running parallel to it as they intersect it. Note the "linking zone", a bend to southeast-northwest trends of the northern (footwall) strand of the North A Zone which links it to a second strand (the south, hangingwall strand) to the southeast. Highest grades and thickest parts of the North A Zone occur close to and within this "linking zone". Note in A the trends of S3 and S4, and the dashed line illustrating potential for the "linking zone" to be developed in parallel to, or along a stratigraphic horizon in the mafic sequence.

North B Zone
A: Schematic plan map of the North A - North B zone area in current levels of mining
Geology by Dave Rhys 2012
LAKE SHORE GOLD CORP
Map Patterns North A & B Zones
North (footwall) strand
North A Zone
NW trending 'linking zone'
South (hangingwall) strand
Possible folded mafic stratigraphy
Interflow carbonaceous phyllite sedimentary horizon
Gold mineralization: disseminated sulphides and quartz veins in carbonate-albite alteration
Carbonaceous interflow sediment unit
S3 foliation trends
S4 foliation trends
B: Detail of mapping on 505 level North A zone.
Mine mapping shown; yellow = tan alteration with disseminated sulphides; red = quartz veins grey = carbonaceous unit
5825E
5850E
5875E
5300N
North A - north (footwall) strand
"Linking Zone"
South (hangingwall) strand
CARBONACEOUS PHYLLITE
Geology by Dave Rhys 2012

Technical Report, Bell Creek Mine, 27 March 2015	Page 43

Results from recent drilling and underground development have shown that the North Zones consist of at least 16 mineralized zones, 14 sub-parallel and two oblique or splay zones. Figure 7.4 shows the NA, NA4, NB3, NB2 and HW3 development and mapping that was completed on the 715 Level along with the drill interpreted locations (red outlines) of the NA2, NA3, HW5 and HW6 zones. The albite, ankerite, pyritic gold bearing alteration is shown in yellow with quartz, locally gold bearing veins are in red.

The geometry of the mineralized zones has changed in the 200 vertical metres from the 505 level with the North A zone losing the dramatic bend linking the “north” and “south” strands. On the 715 Level the North A shows a general west to east trend with two more gentle bends, one where it converges with the HW2 zone and again where it intersects the NA4 zone. Consequently the hangingwall (south) and footwall (north) strands as identified by Rhys (2102) are not as pronounced on the 715 Level. The majority of the zones on the 715 Level follow the S3 foliation trends as identified by Rhys (2102) while the HW2 and NA4 zones conform to the S4 foliation trends.

North A Zone

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo. Approximately 0.5 metres in average width, the vein parallels the regional schistosity and cross-cuts lithology. Bright green hydromuscovite occurs as fractures and slip coatings in the vein, with visible gold occurring with the mica. Brown tourmaline (dravite) is ubiquitous. The North A Zone can typically average 6 g/t Au to 10 g/t Au over 2 to 10 metre widths. Adjacent to the quartz marker vein is a pale grey to buff coloured altered zone (carbonate-albite+/-sericite – Hicks 1986) which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite. Trace amounts of pentlandite, arsenopyrite and cobaltite have also been reported (Miller 2011). Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to 5 metres from the margin of the core vein.

North B Zone

The North B Zone occurs 40 to 60 metres further north, and runs essentially sub-parallel to the North A zone. In this case, the zone is predominantly hosted by the same interflow carbonaceous sediment which is locally transected by the North A Zone. Brittle faulting exploits the carbonaceous unit, forming east-west to west-northwest trending fault surfaces with thin seams of black carbonaceous gouge that run parallel to the zone (Rhys 2012). Historically, portions of the wall rocks were thought to contain active carbon, which was determined to be detrimental to gold recovery (Kent, 1990). Overall, mineralization is narrower, quartz vein abundance is higher, and grades are lower than in the North A Zone.

Technical Report, Bell Creek Mine, 27 March 2015	Page 44

Figure 7.4:      Plan of 715 Level

5800E
5850E
5900E
5950E
6000E
5450N
5400N
5350N
NB
NB2
graphitic argillite
NB3
NB3
NA
NA
HW2
NA4
HW5
NA4
NA3
HW6
NA2

Technical Report, Bell Creek Mine, 27 March 2015	Page 45

8.0	DEPOSIT TYPES

The Porcupine area is well known for hosting two mineral deposit types: 1) Xstrata’s Kidd Creek Mine, which is a volcanogenic massive sulphide deposit; and 2) several mesothermal Archean shear-hosted gold deposits. Gold production to the end of 2013, from some 60 operational and historical sites is reported to be 2,171,575 kilograms of gold (69,817,744 ounces of gold). Table 8.1 highlights the 26 locations that exceeded production of 3,110 kilograms of gold (100,000 ounces of gold).

Table 8.1:      Operations of Greater Than 100,000 Ounces of Gold Production Porcupine Gold Camp to 2013

Approximately 15% of the gold mined to date in the Porcupine Camp has come from bulk tonnage, sheeted vein and stockwork deposits, and, to a lesser extent, from narrow veins hosted in Timiskaming- aged sedimentary rocks. These deposits have been mined at the Dome Mine in Tisdale Township, and at the Pamour, Falconbridge Hoyle, Broulan, Hallnor, and Bonetal mines in Whitney Township.

Mesothermal gold deposits comprise high Fe or high ratio Fe/(Fe + Mg) greenstone type rocks that induce sulphidization reactions and gold precipitation and are thought to have formed during the final orogenic phases of Archean tectonism. Regionally, deposits occur in the vicinity of large deformation zones associated with secondary or tertiary deformation. Cox (2000) describes the development of most mesothermal gold systems along active and permeable low displacement faults and shear zones adjacent to large crustal scale deformation zones. Clusters of large deposits commonly occur in greenschist-facies, and, to a lesser extent, amphibolite-facies, country rocks (Butler, 2008).

Technical Report, Bell Creek Mine, 27 March 2015	Page 46

9.0	EXPLORATION

Lake Shore Gold (LSG) has been actively exploring in the Bell Creek area since the Schumacher property acquisition in 2005. This work has been completed with reference to the historic Bell Creek coordinate system which has been extended to cover the property extents. The property boundaries have been located and referenced with respect to this control grid.

To date the bulk of the exploration work has been focused on delineating, defining and extending the mineralization contained within the North A and North B zones which were previously identified or exploited underground. Initially, exploration activity had been focused on surface diamond drilling although a geophysical magnetometer survey was completed to assist in defining stratigraphy. An advanced exploration ramp was collared at UTM, NAD 83, Zone 17 coordinate 486,814 East, 5,377,603 North on June 6th, 2009. The 5.0 metre high by 5.0 metre wide ramp provides access to all zones, especially the North A Zone, as well as providing diamond drill platforms to further define mineralization.

This work led to the preparation of NI 43-101 compliant Mineral Resource estimate in 2010. Effective date for this update was October 25th, 2010.

Current exploration is comprised entirely of underground diamond drilling, while development of waste in ramps and crosscuts and development of the mineralized zones, predominantly the North A continues. A summary of exploration work completed by LSG to the date the database was locked down, December 17, 2014, is summarized in Table 9.1.

Table 9.1: LSG Exploration – Bell Creek Deposit January 2005 to December 17, 20141

Activity	# of Drill Holes	Metres	Notes
Surface Drilling
Bell Creek	233	110,773
Schumacher	47	26,821	Collared on Schumacher claim targeting Bell Creek zones
Total – Surface Drilling	280	137,594
Underground Drilling[2]
Completed to Nov. 1st , 2012	536	72,689[3]
Nov. 1st , 2012 – Dec. 17th , 2014	387	46,037
Total – underground drilling	923	118,726

Notes:

(1)	All completed LSG drilling at Bell Creek Mine excluding holes in progress on December 17, 2014
(2)	Includes six grout holes for fresh air raise and three holes drilled towards Marlhill
(3)	Metres corrected from March 28th , 2013 NI 43-101 Technical Report

After the acquisition of the Schumacher property, drilling was conducted to test the flat veins located in the eastern portion of the property. These vein sets are not considered part of the Bell Creek Resource. In 2006, three stratigraphic holes totaling 3,307 metres in aggregate length were followed by three shorter holes (totaling 546 metres) along the margins of the gold-bearing zone. Later, in Q3 of 2006, LSG drilled an additional 912 metres in three holes in an attempt to determine a shallow bedrock location for a potential ramp portal entrance. In addition to the standard core logging procedures, these holes were logged for Rock Quality Designation (RQD) (Butler, 2008).

Technical Report, Bell Creek Mine, 27 March 2015	Page 47

Drilling completed on the Schumacher property between 2009 and 2011 was completed to test the down dip and down plunge extensions of the Bell Creek North A and North B Zones. These drill holes are included in the preceding chart.

Technical Report, Bell Creek Mine, 27 March 2015	Page 48

10.0	DRILLING

Diamond drilling in the general vicinity of the Bell Creek deposit has been conducted by several entities with the first recorded drill hole assessment files being completed in 1940 (Alton C.B. Township 1, Concession 9). Early drilling records lack assay results or identifiable collar locations. For this reason, the description of diamond drill programs begins with the Rosario Resources Canada Ltd. drilling completed in 1978. Drilling completed prior to the acquisition of the previously described claim group by Lake Shore Gold (LSG) is described as historic drilling, and consists of 73,294 metres in 546 holes.

10.1	HISTORICAL DRILLING

A summary of drill programs completed prior to LSG interests in Bell Creek is summarized in Table 10.1.

Table 10.1:      Historical Diamond Drilling

		Hole Sequence			Bell Creek Area
Company/Group	Year	from	to	Location	# holes	metres

Rosario Resources Canada Ltd	1978	MH78-1	MH78-7	surface	7	868.98
	1979	MH79-01	MH79-5	surface	5	655.35
	1980	MH80-01	MH80-19	surface	15	2523.69
	1981	MH81-01	MH81-46	surface	38	5793.92
Amax Minerals Exploration Ltd *	1982	1202-01-101	1202-01-136	surface	34	5520.2
Canamax Resources Inc *	1982	045-01-137	045-01-152	surface	16	2854.5
	1983	045-01-153	045-01-200	surface	41	8711.4
	1985	045-01-214	045-01-255	surface	14	1634.8
	1986	045-01-256	045-01-301	surface	5	1446
	1988	045-01-302	045-01-314	surface	10	3126
	1989	045-01-315	045-01-333	surface	15	5345.26
	1990	045-01-334	045-01-379	surface	12	2360.19
Canamax Resources Inc	1988 to 1991	UG 1-01	UG 1-07	underground	7	284.6
		UG 2-01	UG 2-07	underground	7	248.72
		UG 3-01	UG 3-08	underground	8	344.7
		UG 4-01	UG 4-09	underground	9	2557.71
		BC-88-01	BC_88-10	underground	10	271.45
		88-240-01	88-240-15	underground	15	141.42
		UG 2c-01-88	UG 2c-02-88	underground	2	63.1
		UG 3b -01-01-88	UG 3b -01-05-88	underground	5	171
		180-01A-88	180-05-88	underground	6	120.41
		120-01-88	120-02-88	underground	2	106.38
		180-89-01	180-89-04	underground	4	228.9
		240-89-01	240-89-04	underground	4	210.61
		89-11	89-18	underground	8	357.39
		9001	9080	underground	66	3412.15
		9101	9183	underground	74	4503.68
Falconbridge Gold Corporation	1992 to 1994	9201	9229	underground	25	2401
		9401	9460	underground	39	3754.47
Pentland Firth Ventures Ltd	1995	KB380	KB411	surface	7	1807
Porcupine Joint Venture	2005	BC05-01	BC05-41	surface	36	11469

* drill holes are identified as C"hole number" in digital database

Technical Report, Bell Creek Mine, 27 March 2015	Page 49

The Rosario Resources Canada Ltd. drilling (1978 to 1981) consists primarily of North to South oriented drill holes (360 degree azimuth). Drilling in 1978 and 1979 was in the general area with no drill holes collared within 1,000 metres of future mine workings.

The North A and North B veins were first intersected in 1980. Strike of veining is at 100 degrees dipping 70 degrees south yielding intersections approximately normal to vein strike (10 degree variance).

Amax Minerals Exploration Ltd. and Canamax Resource Inc. surface drilling between 1982 and 1990 was completed at 30 metre centres on a north south oriented grid presently referred to as the Bell Creek Mine grid. Collar orientation for most drill holes was 360 azimuth yielding intersections approximately normal to the strike of the vein (10 degree variance).

Underground diamond drilling by Canamax Resources Inc. (1988 through 1991) and Falconbridge Gold Corporation (1991 through 1994) was completed from diamond drill cut-outs with various collar azimuths and dips to provide coverage. Intersection angles vary considerably.

Subsequent surface drilling by PFV and PJV was oriented using the Bell Creek Mine grid, predominantly with 360 degree azimuth drill collars.

Drill holes BC05-31 to BC05-36 completed by PJV were collared east of mine workings and oriented at 330 degrees, presumably to compensate for downhole deviation.

Significant diamond drill intersections from historic drilling are listed in Appendix B.

10.2	LAKE SHORE GOLD DRILLING

All work performed on the Bell Creek Complex is referenced to the Bell Creek Mine grid which has been extended eastward through the Schumacher and Vogel properties. Proposed diamond drill hole collar locations for both surface and underground are located or “spotted” in reference to this grid.

Drill holes completed from surface and underground are monitored downhole in 30 and/or 50 metre intervals. As with most properties drill holes at Bell Creek deviate, both in azimuth and dip, furthermore the longer the holes the greater the deviation. Tracking the deviation in shorter holes can be accomplished by using a magnetic downhole survey tool to measure dip and azimuth (relative to magnetic north). Over the course of the Bell Creek drilling, these downhole surveys were accomplished using either of the “EZ-SHOT” or “EZ-TRAC” survey instruments manufactured by Reflex™.

Generally, the rocks at Bell Creek are non-magnetic so acquiring an accurate measure of deviation for short holes can be acquired using these instruments. For longer holes where deviation is more excessive determining the location of a hole becomes problematic, especially if the drilled rock contains magnetic material, consequently a gyroscopic survey tool is used to acquire the downhole survey data.

10.2.1	Surface Drilling

A total of 280 surface and wedge-holes were completed by LSG since the acquisition of the property, for a total of 137,594 metres drilled. Most of the drill holes were NQ-size, except where it was necessary to reduce to BQ-size when technical difficulties were encountered. Drilling was mostly focused on infilling and expanding the North Zones, with a minor portion directed towards exploration of new mineralization zones. Depending on drill contracts and drill rig availability, the program was carried-out by drilling contractor Bradley Bros. Ltd. of Timmins, Orbit Garant of Val-d’Or, Quebec, and by Norex Diamond Drilling Ltd. of Porcupine, Ontario.

Technical Report, Bell Creek Mine, 27 March 2015	Page 50

On a regular basis or as required, the collars were surveyed by, L. Labelle Surveys of Timmins, and a final collar location is provided in reference to the mine grid and UTM, NAD 83, Zone 17 coordinates.

If the drill-hole trajectory needed adjustment, steel wedges were used. When required, directional drilling was provided using “mud” motors operated by technicians from International Directional Services (IDS), based out of Capreol, Ontario. Upon completion of a drill-hole the normal practice is to have the holes resurveyed using a north-seeking gyro by Halliburton/Sperry Drilling Services of North Bay, Ontario. The holes were then plugged and cemented below the casing, and the casing was left in place, capped, and labeled for future reference. Flattening of longer surface diamond drill holes (typically greater than 800 metres depth) results in intersections approaching true thickness.

Figure 10.1 shows all surface drilling completed by LSG for the Bell Creek Mine while Figure 10.2 shows a typical cross-section of the surface drilling.

Figure 10.1:      Bell Creek Surface Drilling Location

Technical Report, Bell Creek Mine, 27 March 2015	Page 51

Figure 10.2:      Bell Creek Surface Drilling – Section 6000E Looking West

SURFACE
NA 2
NA
NB 2
NB
Sediments
Ultramafic Volcanics
LAKE SHORE
GOLD CORP
BELL CREEK SURFACE DRILLING
6000E
LOOKING WEST
Meters

Technical Report, Bell Creek Mine, 27 March 2015	Page 52

10.2.2	Underground Drilling

Since LSG acquired the Bell Creek property in 2007 a total of 118,726 metres (923 holes) of underground drilling has been completed. This total includes recently completed holes totaling 46,037 metres in 387 holes which had been completed during the period November 1st, 2012 and December 17th, 2014. Prior to November 1st, 2012, the effective date of the March 2013 technical report, 536 holes (72,689 metres) were completed from underground. This drilling had been carried-out by one of two contractors, Boart Longyear, out of the North Bay, Ontario office (headquartered in Salt Lake City, Utah) or Orbit Garant of Val-d’Or, Quebec.

For underground holes longer than 350 metres the Reflex™ Gyro was used to survey holes. This instrument is a micro-electrical-mechanical system or MEMS gyro.

Current drilling at Bell Creek is being conducted from underground and is a mix of definition, infill, exploration and holes completed from within the “ore” sills to ensure that the mineralized zones have been fully developed prior to mining.

The drill-hole database for the Bell Creek Properties was locked down on December 17th, 2014. At the time, drilling, core logging and sampling of the most recently finished holes was completed, and no assay data was pending. Details on core handling and sampling protocols are reported in Item 11.

Figure 10.3 shows the location of all underground drilling completed by LSG at the Bell Creek Mine while Figure 10.4 shows a typical mine section.

Figure 10.3:      Underground Diamond Drill Holes – Vertical Longitudinal Section (Looking North)

Technical Report, Bell Creek Mine, 27 March 2015	Page 53

Figure 10.4:      Underground Diamond Drilling – 6000E Looking West

NB 2
NA 2
NA
NB 3
NB
LAKE SHORE
GOLD CORP.
BELL CREEK U/G DIAMOND DRILLING
6000E
LOOKING WEST
Metres

Technical Report, Bell Creek Mine, 27 March 2015	Page 54

10.3	LAKE SHORE GOLD DRILL RESULTS

Diamond drilling has identified 16 mineralized zones (14 sub-parallel and two splay zones) that comprise the North A and North B vein systems and which extend from surface to a vertical depth of approximately 1,700 metres. Mineralization remains open down plunge and to the east at depth. For reference, diamond drill pierce points for the North A domain are presented in Figure 10.5. All significant diamond drill intersections from LSG surface and underground drilling are listed in Appendix A.

Figure 10.5:      Workings Showing North A Zone – Drill Hole Pierce Points

Technical Report, Bell Creek Mine, 27 March 2015	Page 55

11.0	SAMPLE PREPARATION, ANALYSIS, AND SECURITY

Sample preparation, analysis and security for the period 1978 to 2012 are described in the independent reports Technical (Geological) Report on the Bell Creek Complex (Hayden 2008), A Technical Review and Report For The Bell Creek Complex Properties’, Exploration Diamond Drill Programs, August 2005 to July31, 2009 (Powers, 2009), Technical Report on the Initial Mineral Resource Estimate For the Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada (Pressacco, 2011) and the Lake Shore Gold (LSG) NI 43- 101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada (Crick, Koch and Vaz, 2013)

11.1	HISTORIC: PRE-LAKE SHORE GOLD

In the opinion of the author, the procedures and practices employed by the various operators at Bell Creek prior to LSG’s involvement conform to industry standards that predate the adoption of NI 43-101, and that this information is suitable for use in resource estimation. Details are summarized in the following sections.

11.1.1	Sample Preparation and Analysis

Rosario Resources Canada Ltd.

Descriptions of sampling methods or approaches have not been located for drilling completed by Rosario. A review of drill logs indicates that samples were taken from the collar to the toe of the hole in increments adjusted to the nearest foot or half-foot, based on mineralogy and lithology.

Details of sample preparation and assay procedures for samples processed for Rosario are not known. It should be noted that only one diamond drill hole from this period falls within the resource volume.

Diamond drill core does not exist from Amax/Canamax surface drilling or Canamax/Falconbridge underground drilling. Review of the drill logs for the surface-based drill holes indicates that selective sampling of the drill core was done with a nominal sample length of one metre. Sample lengths greater or less than one metre were adjusted to correspond to mineralogical or geological boundaries such as veining, variation in accessory mineralization and changes in lithology. All surface-based drill core was systematically split for sampling.

Review of drill logs for the Canamax and Falconbridge Gold underground drilling indicates that selective sampling of drill core was done based on geologic boundaries such as veining, variation in accessory mineralization or lithology. It is not known if the drill core was split or whole core sampled.

All core drilled for PFV is stored at the Bell Creek core farm. Review of the drill logs and drill core indicates that selective sampling was done based on geologic boundaries such as veining, variation in accessory mineralization or lithology. The drill core was split with the exception of those samples containing visible gold. These samples were whole core sampled without being split or sawn in half (identified in log as “whole cored”).

A review of drill logs for the PJV surface drilling indicates that selective sampling of drill core was done based on geologic boundaries such as veining, variation in accessory mineralization or lithology. According to a PJV report on the 2005 Exploration Program at the Bell Creek Mine, “all holes were sampled by whole core sampling, except for the high-grade sample in BC05-02 which was sawn for display”.

Technical Report, Bell Creek Mine, 27 March 2015	Page 56

Assay certificates are not available for most of the historical diamond drilling completed before LSG’s acquisitions of the properties (Powers, 2009).

It is not known which lab completed gold assays for Rosario resources. All samples assayed for Amax, Canamax surface drilling, and PFV were processed at Swastika Laboratories Ltd. (Swastika Labs) in Swastika, Ontario.

Swastika Labs is an independent lab and has a Certificate of Laboratory Proficiency, CCRMP ISO 9001:2000, and PTP-MAL for specific mineral analysis parameters (Au, Pt, Pd, Ag, Cu, Pb, Ni, Co). PTP- MAL uses criteria for laboratory proficiency managed by the Canadian Certified Reference Material Project (CCRMP) in co-operation with the Task Group Laboratories Mineral Analysis Working Group of the Standards Council of Canada.

All samples were processed utilizing a 0.5 assay ton fire assay process with AA finish. At lower detection limits for geochemical work or, where required, the Au particle or doré bead is dissolved and determined by Atomic Absorption Spectrophotometry.

All samples obtained through drilling from underground mine workings were processed at the Bell Creek Mine assay laboratory. This includes the drilling completed by Canamax (1988 to 1991) and Falconbridge Gold (1992 to 1994). The Bell Creek Mine assay laboratory conducts in-house analysis of mill, underground, and drill core samples and is not an ISO 9001-2000 registered laboratory.

All samples assayed for the PJV Bell Creek drill program in 2005 were assayed by SGS Geochemical Laboratories (SGS) in Rouyn-Noranda, Quebec. The SGS laboratory in Rouyn-Noranda is an ISO 17025 certified facility. Samples were assayed using a 1 AT aliquot with an AAS finish.

11.1.2	Security

Records could not be found regarding security practices employed prior to 1982, by Rosario. It should be noted that only one diamond drill hole from this period falls within the resource volume.

Surface drilling for Canamax and Amax was completed by St Lambert Drilling Ltd., with frequent unscheduled site visits by the supervising geologist to ensure safety, good working practices, and drill core security. Drill core was delivered by the drill foreman to an on-site logging facility and was logged by graduate geologists who oversaw the sampling of the core. Samples were packed in cardboard boxes sealed with packing tape and shipped via ONR Bus service to Swastika Labs. Pulps and rejects were returned from the laboratory but are no longer available (pers. comm. Ken Tylee, P. Geo. 2009).

Drill core from underground drilling for Canamax was brought to the surface logging facilities by the drill foreman. Samples were brought directly to the Bell Creek assay laboratory by Canamax personnel (pers. comm. Ken Tylee, P. Geo. 2009).

Security practices employed by Falconbridge Gold for underground drilling at Bell Creek are not known.

Surface drilling for PFV (1995) was completed by Norex, with frequent unscheduled site visits by the supervising geologist to ensure safety, good working practices, and drill core security. Drill core was delivered by the drill foreman to an on-site logging facility and was logged by graduate geologists who oversaw sampling. Samples were packed in cardboard boxes sealed with packing tape and were picked up by Swastika Labs personnel or brought direct to Swastika Labs by PFV personnel. Pulps and rejects were returned from the laboratory but are no longer available (pers. comm. Ken Tylee, P. Geo. 2009).

Technical Report, Bell Creek Mine, 27 March 2015	Page 57

Drilling was completed for PJV in 2005 by Bradley Brothers. Drill core was delivered to the Owl Creek core shack by the drill foreman and was logged by PJV personnel. Samples were packaged in fibre bags, sealed with security tags, and shipped via Manitoulin transport to the SGS Labs in Rouyn-Noranda, Quebec, for analysis (pers. comm. Ken Tylee, P. Geo. 2009).

11.1.3	QA/QC

It is not known whether Certified Reference Material (CRM) or blank samples were used by Rosario. It should be noted that only one diamond drill hole from this period falls within the resource volume.

Duplicate CRM samples were processed with drill core samples forwarded by Amax, Canamax, and PFV as part of Swastika Labs’ in house quality assurance/quality control (QA/QC) program. CRM standards in use at the time were Canmet MA-1 and Amax’s Au 7 and Au 9. Results of duplicate analyses were returned and are recorded on drill logs. Check analyses were not completed by an independent assay laboratory.

Check analyses were not completed on underground diamond drill core assayed at the Bell Creek assay laboratory.

Sampling and assaying carried out for the PJV followed the standard PJV QA/QC procedure which included the insertion of one CRM, one blank, and one duplicate for each of the 20 samples assayed. According to the PJV report on the 2005 Exploration Program at the Bell Creek Mine, “no major issues were identified as a result of this QA/QC program” (Powers, 2009).

11.2	LAKE SHORE GOLD

In the opinion of the author, the procedures and practices employed by LSG conform to or exceed industry standards and that this information is suitable for use in resource estimation. Details are summarized in the following sections.

11.2.1	Core Handling, Logging Protocols, Sample Preparation and Analysis

Drill core obtained from surface diamond drill programs was delivered daily to LSG’s core logging facility at either the 1515 Government Road or the 216 Jaguar Road exploration offices in Timmins, Ontario.

Under the direct supervision of the Senior Project Geologists, Stephen Conquer, P. Geo. or Richard Labine, P. Geo., LSG personnel open the boxes; check the metre markers for accuracy and errors; label the boxes with the hole number, box number and footage; prepare a quick log of the contained major geological, alteration and mineralization features. Drill core is then photographed prior to logging or sampling.

A detailed log of the diamond drill hole was completed by a graduate geologist or geological technician and entered directly into a computer database using the Geovia GEMS Logger custom drill hole logging software. The logs document rock characteristics such as lithology, alteration, mineralization, veining,as well as documenting sample numbers, intervals and assay results. Sample intervals are marked directly on the drill core with china marker and a sample tag inserted. Sample intervals range from 0.3 metres to 1.5 metres in length, with an average sample length of 0.8 metres. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides and the presence of visible gold. Samples do not cross the geological boundaries as determined by the geologist. Duplicate, blank, and standard samples are inserted at this point.

Technical Report, Bell Creek Mine, 27 March 2015	Page 58

After geological logging is complete, the core is given to a trained and supervised core technician. Core to be sent for analysis is cut in half longitudinally using a diamond blade core saw. One half of the core is placed in a plastic sample bag along with a uniquely numbered sample tag. The remaining half of the core is returned to the core box for reference, with the other half of the sample tag stapled into the core box.

All diamond drill core is archived in core racks or cross-piled in a secure systematically indexed core farm at the LSG office compound, or securely cross-piled at the enclosed security patrolled Bell Creek Mine site. The sawn core half not sent for assay is available for reference, metallurgical testing and check- assaying.

All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which provided an ICP finish. For samples that return a value greater than 3.0 g/t Au (changed to greater than 10 g/t Au on March 15th, 2011), another aliquot from the same pulp is taken and Fire Assayed (FA) with a gravimetric finish. Occasionally for samples which may include visible gold analysis is requested to be completed using a pulp metallic method. In reporting assay results, the protocol utilized by LSG stipulates that Metallic Assay results override FA with a gravimetric finish, which in turn overrides FA with an atomic absorption or ICP finish.

Drill core obtained from underground drill programs is subjected to the core handling and logging procedures as the core from the surface programs with some exceptions.

•	During the period mid-2009 to mid-2013 drill core was logged on-site at the Bell Creek Mine core logging facilities under the supervision of the Chief Mine Geologist (Ralph Koch, P. Geo., 2010 to 2011, and Ivan Langlois, P. Geo., 2011 to 2013).
•	Since 2013 core from underground drilling at Bell Creek has been handled and logged at the LSG Government Road exploration office under the supervision of Keith Green, P. Geo., 2013 to 2014 and by Stephen Conquer, P. Geo., 2014).
•	Due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled. Select exploration holes are retained for future reference with core being cut and sampled as per the normal LSG process.

Assaying facilities used by LSG are summarized in Table 11.1:

Technical Report, Bell Creek Mine, 27 March 2015	Page 59

Table 11.1:      Assay Labs Used

Swastika Laboratory is an independent facility which at the time of use held a Certificate of Laboratory Proficiency, CCRMP ISO 9001:2000 and PTP-MAL for specific mineral analysis parameters (gold, platinum, palladium, silver, copper, lead, nickel, cobalt). PTP-MAL uses criteria for laboratory proficiency established by the Task Accreditation Sub-Committee Working Group for Mineral Analysis Laboratories of the Standards Council of Canada.

ALS Minerals Ltd. is a division of ALS Limited (formerly Campbell Brothers Limited). Sample preparation was completed at the ALS Minerals preparation facility in Timmins, and pulps were subsequently forwarded to the ALS Minerals Ltd. assay laboratory in Val d’Or, Quebec or in Vancouver, B.C. for analysis. These facilities are all registered ISO 9001:2008. The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579)

SGS Canada Inc. is an independent facility. Sample preparation was performed at the Garson, Ontario facility with pulps being forwarded to the SGS Minerals Services Toronto Laboratory at 1885 Leslie Street for fire assay. The SGS Minerals Services labs are ISO 17025 certified.

The LSG – Bell Creek Lab conducts in-house analysis of mill, underground muck chip, test hole and drill core samples. The Bell Creek Lab as of September 2012 successfully completed the Proficiency Testing Program for Mineral Analysis Laboratories (PTP-MAL), run by the Canadian Certified Reference Materials Project (CCRMP) of Natural Resources Canada (NRCan).

SPJ Labs is an independent ISO 9001:2008 certified facility located at 1150 Kelly Lake Road, Unit 4, Sudbury, Ontario.

Accurassay Laboratories Ltd. is an independent ISO 17025 certified facility with a corporate office located at 126-4026 Meadowbrook Drive, London, Ontario. Sample preparation is completed at the Accurassay Laboratories Ltd. sample preparation facility located at 150A Jaguar Drive, Timmins Ontario. Pulps are forwarded to the Accurassay Laboratories Ltd. main laboratory facility located at 1046 Gorham Street in Thunder Bay, Ontario for analysis.

After processing, all reject and pulp material is returned to LSG and is stored at the Bell Creek Core Farm where it is available for future evaluation.

Technical Report, Bell Creek Mine, 27 March 2015	Page 60

11.2.2	Security

For both surface and underground drill set-ups, the diamond drill contractor secures the drill core at the drill site. The drill foreman or LSG core technicians bring the drill core to the designated logging facility daily. Both surface and underground core logging facilities are considered secure. The exploration facilities have limited access and are locked and alarmed overnight. Mine site facilities have limited day time access, are locked overnight and are located within the gated mine site.

Samples to be sent for analyses are placed in shipping bags that are sealed with a numbered security seal by LSG personnel. These bags are shipped to the assay facility utilizing LSG personnel. LSG personnel are not involved in any aspect of sample preparation after core specimens are delivered to the assay laboratory.

11.2.3	QA / QC

LSG has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core.

The QA/QC program involves inserting one blank, one CRM standard and one pulp duplicate in the sample stream. Prior to June 2012 the QA/QC material was inserted for every 20 to 25 samples submitted for analysis, post June 2012 the process was changed, inserting the QA/QC samples for every 40 core samples. Drill core from a local, barren diabase dyke is used as a blank sample medium.

Prior to May 2010, ALS had been instructed to take one reject duplicate after every 25 samples processed. The sample number was tracked through the analytical process with the suffix “dup”. The method of selecting reject duplicates was further modified starting May 2010 in order to make a blind duplicate sample, where the sample would receive its own sample number sequential to the sample stream.

CRM standards for gold, individually wrapped in 60 g sealed envelopes, were prepared by Ore Research and Exploration Pty. Ltd. of 6-8 Gatwick Road, Bayswater North, Victoria, Australia (OREA) and provided by Analytical Solutions Ltd. of Toronto, Ontario. Several CRM standards are used in order to vary the expected value and depending on availability (refer to Table 11.2) .

Table 11.2:      OREAS Standards Used by Lake Shore Gold Corp.

(For drilling during the period from November 2nd, 2012, to December 17, 2014)

Technical Report, Bell Creek Mine, 27 March 2015	Page 61

LSG retains a full time Database Administrator to review all assay data. Copies of assay certificates are either downloaded from the external lab LIMS system and/or are received via e-mail by the LSG Database Administrator and by the project’s Qualified Person. The digital assay data, in the form of “csv” files, is validated by the Geovia program, Lab Logger Version 2.0 for all assay results received from ALS. For all other analytical labs, the analytical data is placed through an Excel based filter where failure criteria for standards and blanks are entered and failures are highlighted. As of July 2014 all assay results received from Actlabs and Bell Creek Lab are processed using Lab Logger Version 2.0. The use of these software programs ensures that the results from the QA/QC samples fall within the approved limits set for the control samples.

Failures are defined as assay determinations outside of three standard deviations (3SD) from the recommended value (RV) or an assay of greater than 0.1 g/t for blank samples. A failure triggers a re- assay of all samples between the preceding and following CRM or blank using the sample pulps. Provided no repeat failures are encountered, the results of the re-assay are stored in the project database. A CRM of the same type that experiences two failures is sent to the laboratory for assaying.

Table 11.3:      Bell Creek Samples (Drilling from November 2nd, 2012 to December 17th, 2014)

Laboratory	Drill Core Samples	Standards	Blanks	Coarse Duplicates	Total QA/QC Samples	Total Samples Sent (Core + QA/QC)
Accurassay Laboratories	5,512	236	239	235	710	6,222
Activation Laboratories	11,912	219	266	227	712	12,624
Bell Creek Laboratory	10,066	266	286	254	806	10,872
ALL LABS	27,490	721	791	716	2,228	29,718

The QA/QC results are reviewed by one of the QPs who have the discretion to override the re-assay protocol if there is sufficient evidence to warrant.

Reasons for a geological override include:

•	If a standard or a blank fails by less than 0.05 grams per tonne as this is very close to the cut-off for a pass.
•

If a standard or a blank fails by more than 0.05 grams per tonne and there are no ore grade samples, and no ore grade sample was anticipated within the area of the QC failure, the sample is overridden as it is believed that no significant assay is affected.

•

Occasionally a failure is due to the wrong standard being recorded as sent or two QC samples being switched at some point in the shipping process. If this occurs and the error can be absolutely proven but corrections cannot be made the failure is overridden.

•	In the situation of a standard or blank failing but the drill hole is in an area that is actively being mined or developed before a re-assay can be returned the failure is overridden.
•

Any time there is a failure of a blank ore standard that does not fall into one of the criteria it can still be overridden if the qualified person believes the error is forgivable. In this case a comment stating the override is added to the database. An example of this is the QP noting that one standard was consistently failing by the same extent of an error. The error was overridden and the standard replaced in future sample shipments.

The internal QA/QC program on drill core for underground drilling was followed by LSG for the period covered by this technical report (drilling from November 2nd, 2012 to December 17th, 2014) as shown in

Technical Report, Bell Creek Mine, 27 March 2015	Page 62

Table 11.4. Refer to Appendix B, “Statistical Analysis of Bell Creek Mine QA/QC Assay Data” for an internal LSG memo discussing statistics for the QA/QC on new drilling added since the last 43-101 report. In addition, LSG maintains a policy of re-assaying 5% of the pulp samples returned at a third party assaying facility as a check. Results of the check assay program are also discussed in Appendix B.

Table 11.4:     Bell Creek Mine QA/QC Sample Summary (drilling from November 2nd, 2012 to December 17th, 2014)

Sample Type	Number	Percent	Sample Type	Number	Percent
Blanks	791	35.50	Blank Overrides	5	83.33
			Blanks Re-Assayed	1	16.67
			Subtotal Blank Failures	6	0.76
Standards	721	32.36	Standard Overrides	42	79.25
			Standard Re-Assayed	11	20.75
			Subtotal Standard Failures	53	7.35
Coarse Duplicates	716	32.14
Total QA/QC	2,228	100.00	Total QA/QC Failures	59	2.65

For the surface drill programs, ALS Canada was the principal lab used for drill core analysis. Issues were not identified through a review of the analytical data for the standards and blanks used in the QA/QC program. Results from the course duplicate data show good repeatability. Check assays on the surface drilling were completed by SGS Canada with good correlation against original assays from ALS Canada.

For the underground drill programs, SGS Canada Inc. was the principal lab used for drill core analysis until the end of the 1st Quarter of 2011 when a change was made to SPJ Assay Labs and then Accurassay Laboratories due to assaying costs. Some issues were observed with standards processed by SPJ. The 14 drill holes completed during this period were of an exploratory nature and do not have a noticeable impact on the resource estimate. Significant issues were not identified through a review of the analytical data for the standards and blanks used in the QA/QC program for SGS and Accurassay. Results from the course duplicate data show good repeatability. Check assays on the SGS and Accurassay results were completed by ALS Canada Ltd. with good correlation.

The author is satisfied that the procedures followed are adequate to ensure a representative determination of the metal contents of any sampled intervals in the drill core and that the results are acceptable for use in preparation of this Mineral Resource estimate.

11.3	UNDERGROUND FACE CHIP, MUCK TEST HOLE SAMPLES

11.3.1	Procedure for Taking Face Chip Channel Samples

Chip samples are taken across the development heading “face”, along walls and across the “back” honoring changes in rock type, alteration, vein style, vein intensity, and amounts and types of sulphides. The chip samples are designed to crosscut a sub-vertical vein, sulphide mineralized envelope, or mineralized structures situated in the central portion of the development heading at approximately 1.3 to 1.5 metres above the floor. Samples are taken from left to right across the face. Samples of mineralization have a maximum length of 0.5 metres. Each chip sample extends 0.5 metres above and 0.5 metres below the designated sample height resulting in a 1 metre wide panel. The resultant sample should weigh approximately 2 kilograms.

Technical Report, Bell Creek Mine, 27 March 2015	Page 63

Descriptions of the samples are recorded and a photo is taken of the face illustrating the geology, mineralization, and sample panels. Samples are submitted for assay as described in the diamond drill core protocols section of this report.

For the Bell Creek deposit, chip samples are taken to aid in defining the shape and grade of the mineralized zones. Face, wall and back samples may be taken depending on the orientation and location of the zone with respect to the current face location in the ore zone. This helps in identifying any mineralized material which may need to be slashed (i.e. excavated) prior to establishing the final ore zone geometry. Chip sampling on the Bell Creek deposit generally represents the full mineralized zones as the zones are often less than the maximum 7 metre development round width (per the Bell Creek ground support policy).

11.3.2	Procedure for Taking Muck Samples

Underground miners are required to take muck samples in development headings at the direction of the geology group. Samples are generally taken only from ore headings, but can be collected from waste headings if they have been properly identified as part of the round numbering system. Four muck samples are collected per 3.0 metre wide x 3.0 metre high x 2.8 metre long development round which represents approximately 75 tonnes. The muck samples taken during a shift along with the appropriately filled out sample description tags are brought up from underground and deposited in designated locations. The sample number, date, shift, workplace, employee, and comments are recorded and the information given to the geology department.

When mining from longhole stopes, the LHD operator is instructed to take a sample every 40 tonnes of muck.

All underground muck, chip and test hole samples are transported from underground directly to LSG’s Bell Creek Analytical Lab for analysis.

11.3.3	Procedure for Taking Test Hole Samples

Underground miners are required to drill test holes in the walls of “ore” development rounds at the rate of one hole per wall per round. As these holes are being drilled, the drill “cuttings” are collected every two feet for four samples per hole. One part of a two part numbered tag is placed in the sample bag. The other portion of the numbered tag is labeled with round number, left or right wall, downhole interval (i.e. 0-2ft), date and miner’s name which is given to the geology department to document the test hole process. The test hole samples are transported from underground directly to LSG’s Bell Creek Analytical Lab for analysis.

11.3.4	Data Management for Chips, Muck and Test Hole Samples

Chips, muck, and test holes are identified by sample tags. The information from the sample tags is entered by a trained geological technician into a “Sample Data Tracker” Excel spreadsheet, with assays being added to the “Tracker” as they are received from LSG’s Bell Creek Lab. Sample numbers are manually entered into the development round “face/wall” sheets. The Sample Data Tracker then sends out data queries which populate the development round face/wall sheets with their corresponding assay results.

Technical Report, Bell Creek Mine, 27 March 2015	Page 64

12.0	DATA VERIFICATION

12.1	HISTORIC DATA

Historical diamond drill data was acquired by Lake Shore Gold (LSG) in the form of electronic databases (varying software format) with the accompanying hand written and/or typed diamond drill log from a range of previous claim holders. For the most part, original lab certificates and surveying records are not available. It cannot be confirmed to what extent double entry of log entries was utilized to check for typographical errors at the time of entry.

LSG has not directly conducted a check on the electronic database however, as part of the initial Mineral Resource Estimate; Scott Wilson RPA has reviewed this data set and considers it appropriate for use in the preparation of Mineral Resource estimates. The Scott Wilson review is reproduced below:

As part of data verification, Scott Wilson RPA conducted spot checking of the drill hole database. Approximately 10% of the drill holes that intersected the mineralized domain models at Bell Creek were selected for validation on a semi-random basis. In all, a total of 23 drill holes were selected for examination, with drill logs located for 19 of these holes. The original drill logs for four of the historical drill holes could not be easily located and are believed to be stored in the archived data from previous owners. The information contained in the drill logs for the 19 holes was compared against the information contained in the digital database.

The drill hole database supplied to Scott Wilson RPA is the end result of the amalgamation of older drill hole databases prepared by previous owners of the property and new drill hole information recently obtained by LSG. Given this historical context of data entry over a period spanning several decades, Scott Wilson RPA understands that the database format, coordinate system, lithologic codes, and data entry protocols for the older, vintage drill holes may not be consistent with those currently employed by LSG for the entry of new drill hole information.

The findings of the database audit, along with recommendations, are presented in Table 12.1. Many of the observations stated below are viewed by Scott Wilson RPA as housekeeping items to be addressed during the normal course of operations.

Table 12.1:      Results of the Scott Wilson RPA Database Spot Check Audit

Drill Hole	Comments
BC05-12 (PJV drill hole)	Collar coordinates in drill log are in UTM grid while the database uses the Bell Creek coordinate system. Recommend that the Bell Creek coordinates be added to the logs of all PJV-vintage drill holes.
C141 (Canamax Drill hole)	Lithologic coding in database is not an accurate reflection of the descriptions in the drill log – will result in difficulties when creating lithologic models in support of Mineral Resource estimates. Recommend review/editing of litho codes for Canamax-vintage drill holes.
Zeros have been inserted into the digital database for unsampled intervals – can result in misleading understanding of the sampling coverage. Recommend review/editing of assay entries for Canamax-vintage drill holes.
Miscoded assay at 171.0-172.0 m. Was entered as 2.60 g/t Au in database instead of correct value of 4.60 g/t Au in drill log.

Technical Report, Bell Creek Mine, 27 March 2015	Page 65

Drill Hole	Comments
C125 (Canamax Drill hole)	Lithologic coding in database is not an accurate reflection of the descriptions in the drill log – will result in difficulties when creating lithologic models in support of Mineral Resource estimates. Recommend review/editing of litho codes for Canamax-vintage drill holes.
Zeros have been inserted into the digital database for unsampled intervals – can result in misleading understanding of the sampling coverage. Recommend review/editing of assay entries for Canamax-vintage drill holes.
Missing record in Table Assay for the 158.0 m - 159.0 m interval (0.03 g/t Au, does not form part of the Mineral Resource estimate).
9167	Limited information in original drill log (including no collar location information). Collar coordinates located on survey pick-up report.
4-9 (Canamax Drill hole)	Elevation in database is 4 m lower than listed in drill log (2,046 m vs. 2,050 m) Lithologic coding in database is not an accurate reflection of the descriptions in the drill log – will result in difficulties when creating lithologic models in support of Mineral Resource estimates. Recommend review/editing of litho codes for Canamax-vintage drill holes.
Typographic error noted in Table Assay for the 31.70 m - 33.15 m interval. Assay in database is 102.60 g/t Au vs. 0.17 g/t Au in drill log. This assay is not included in the Mineral Resource estimate. Recommend that the database be edited to enter the correct assay value.
Typographic error noted in the Depth To for the 138.45 m -138.75 m interval. Depth To should be 139.75 m as in drill log.
240-12 (Canamax Drill Hole)	Lithologic coding in database is not an accurate reflection of the descriptions in the drill log – will result in difficulties when creating lithologic models in support of Mineral Resource estimates. Recommend review/editing of litho codes for Canamax-vintage drill holes.
Zeros have been inserted into the digital database for unsampled intervals – can result in misleading understanding of the sampling coverage. Recommend review/editing of assay entries for Canamax-vintage drill holes.
General Comment	Software/data bug appears to be present in LSG drill log printing routine. Some assays in the database are not being printed out on the drill logs.
General Comment	Current LSG (?) assay procedures includes re-running samples using a Fire Assay- Gravimetric finish procedure for high-grade samples. When more than one FA- Gravimetric assay is conducted, only the first assay is included in the database. Recommend that the average value of all FA-Gravimetric assays be entered into the database.
General Comment	Recommend that a minimum of three cuts on pulps of “high grade” samples be analyzed by FA-Gravimetric assay methods, rather than relying on only one value. Assay for the sample will be the average of the three cuts.

In response to the discovery of the typographical error of the assay value in drill hole 4-9, at Scott Wilson RPA’s request, LSG carried out a program of assay validation for all samples in the drill hole database with gold values greater than 6 g/t Au. The purpose of this exercise was to conduct a high-level review of the accuracy of the higher grade assay values in the database and to conduct a search for any other typographical errors of this kind, although the identified sample is not included in the current Mineral Resource estimate. A total of 105 assay values greater than 6 g/t Au contained within assays carried out by previous owners were validated. Of these, the original assay records for only one sample could not be located. A difference of greater than 1 g/t Au (both higher and lower) between the value entered into the database and the original assay values was discovered for only two other samples.

Technical Report, Bell Creek Mine, 27 March 2015	Page 66

As a result of its data validation efforts, Scott Wilson RPA believes that the drill hole data representing the mineralization intersected by drilling at the Bell Creek deposit is appropriate for use in the preparation of Mineral Resource estimates.

12.2	LAKE SHORE GOLD DATA

The data generated by all drill programs is added to the database either manually or by digital data import into the GEMS database. The following is a summary of how different data types are added to the database:

•	Lithology – entered manually using Geovia’s GEMS Logger custom drill hole logging software by the logging geologist
•	Collar data – imported after field pick-up by surveyor or “beat” geologist (bazooka holes)
•	Downhole survey data –

-	Collected while drilling – using an instrument such as the Reflex™ EZ-TRAC – manually using GEMS Logger
-	Collected after drilling – using an instrument such as the Reflex™ GYRO – imported

•	Assay data – imported from digital files provided by assay lab

All drill results are checked using the Validate Drill Data tool in Geovia GEMS v 6.5. Tests are run on collar co-ordinates, downhole surveys, lithology, and assay data to check for the errors listed below:

•	Entries greater than hole length
•	Negative Length Intervals (from and to errors)
•	Zero Length Intervals
•	Out of sequence intervals
•	Missing Intervals (Lithology)

All errors are corrected prior to use.

Validation of the numerical values or actual data occurs on an ongoing or “in-program” basis as holes are completed, by viewing drill holes on screen using Geovia GEMS v 6.5 both in 2 and 3D modes and through printed copies of plans and sections. Any discrepancies in collar location, downhole survey data, lithology and assay data are communicated with to the Database Manager who makes the necessary changes to the database.

12.2.1	Surface Drilling

All surface holes drilled by LSG between 2008 and 2012 were individually validated in a check program completed between October 2011 and March 2012. Drill logs were printed out from the database and individually edited for header, downhole surveys, geology and assays with identified errors corrected.

Technical Report, Bell Creek Mine, 27 March 2015	Page 67

12.2.2	Underground Drilling

During the “in-program” validation, only minor discrepancies in the data were noted and corrected.

Underground diamond drill holes completed since November 1st, 2012, effective date of the March 2013 technical report, were subjected to a random 5% check of data which included plotting of drill holes in plan to check for location, downhole survey and lithology errors. While reviewing this data it was noted that some information that would appear in the header page of the drill logs had not been added to the database. The missing data was collected and imported into the database by the Database Manager.

No other data errors were encountered.

As a result of these data validation efforts, the author believes that the drill hole data is appropriate for use in the preparation of Mineral Resource estimates.

Technical Report, Bell Creek Mine, 27 March 2015	Page 68

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	HISTORICAL TEST WORK

Prior to 2011, metallurgical testing on Bell Creek mineralization had not been completed by Lake Shore Gold (LSG). Reliance had been placed on historical test work conducted prior to the construction of the Bell Creek Mill and on historical milling experience.

Metallurgical testing on Bell Creek mineralization was first completed for Canamax in 1983 by Lakefield Research of Canada Ltd. (Lakefield).

Test work was conducted on four samples and included mineral characterization (head assays, emission specifics, specific gravity (SG) determination, gold occurrence test), trial grinds, flotation tests, and cyanidation of the ore. A fifth sample was used for settling and filtration tests. A representative fraction was removed from each sample and the results are presented in Table 13.1.

Table 13.1:      Summary of Results for Mineral Characterization Testing Conducted by Canamax on Bell Creek Mineralization (1983)

Head Analysis				Samples
Element	Units	MG-G	LG-A	LG-G	AG-B	HG-A
Au	g/t	3.10	4.70	3.38	6.72	6.94
Ag	g/t	<1.00	<1.00	<1.00	<1.00	2.20
S	%	1.33	1.34	1.30	1.34	2.09
As	%	0.02	0.02	0.02	0.02	0.02
Fe (Total)%		6.94	7.11	7.11	7.30	6.79
Fe (Sulphide)%		1.63	1.31	1.13	1.28	-
SG		2.85	2.85	2.84	2.85	2.84

The following description of results is derived from Lakefield (1983).

“The occurrence of gold in each sample was determined by a sequential amalgamation, leaching procedure. The samples were ground to approximately 65% -200 mesh and amalgamated. The amalgamation tailing was leached in a cyanide solution to determine the exposed gold. The cyanidation residue was leached in hot HCl followed by a cyanide leach establishing the establishing the gold associated with carbonates and pyrrhotite. Finally the residue was leached with aqua regia determining the gold associated with other sulphides. The remaining gold was associated with silicates.

Lakefield concluded that at least one-half of the gold present in each sample was in the form of free gold and that gold extractions of 96% to 98% were achieved by direct cyanidation.

Direct cyanidation tests were conducted on all composites, except Sample LG-B, to investigate the effect of fineness of grind, retention time, pre-aeration and Pb(NO3)2 addition. All tests were performed in bottles on rolls at 33% solids. The cyanide and Ca(OH)2 concentrations were maintained at 0.5 g/L.

The fineness of grind was increased from 75% to 95% -200 mesh to examine its effect on gold extraction and reagent consumption. A six hour aeration stage preceded each cyanide leach. In the range investigated, Lakefield found that the fineness of grind had no pronounced effect on gold extraction.

Technical Report, Bell Creek Mine, 27 March 2015	Page 69

An additional series of tests were performed to investigate the effect of retention time on gold recovery. Contact times of 12 hours to 48 hours were examined. All tests included a six hour aeration period prior to cyanidation. Increasing the retention time from 12 hours to 48 hours did not affect the recovery of gold from Sample MG-G. The cyanide consumption increased from 0.09 kg/t to 0.34 kg/t NaCN. With only 12 hours contact time the gold extraction from Sample AG-B dropped from 95% to 90 percent. Gold recovery from sample HG-A did not improve when the retention time was increased from 24 to 48 hours. Lakefield concluded that increasing the time beyond 24 hours resulted in no improvement in recovery.

Due to the presence of pyrrhotite in the samples, a six hour pre-aeration stage was added to most cyanidation tests. The effect of extending the pre-aeration to 24 hours was examined. Lakefield observed that with the exception of Sample AG-B, increasing the pre-aeration time reduced the cyanide consumption. The extraction of gold was not affected in any of the composites.

The effect of lead nitrate addition on Au extraction was investigated. All tests were conducted with a six hour pre-aeration stage and a 48 hour cyanide leach. Lakefield noted that the addition of 500 g/t Pb(NO3)2 had no significant effect on gold extraction or reagent consumption.

A procedure for flotation followed by cyanidation of the concentrate was investigated and involved grinding to 70% -200 mesh with a xanthate mixture, Aerofloat 208 and Aerofloat 25, further addition of xanthate in the rougher circuit and a water cleaning stage of the rougher concentrate. The cleaner concentrate was reground to -200 mesh, pre-aerated in lime water for 20 hours followed by a 48 hour cyanide leach maintaining 0.5 g/L NaCN and 0.5 g/L Ca(OH)2. Tests were also conducted involving a coarser grind, Na2SiO3 addition, reagent simplification and addition of a second cleaning stage. Lakefield found that although the sulphide recovery varied by 10% over this series of tests, the Au recovery remained relatively stable with 91% to 93% in the cleaner concentrate at a grind of 70% -200 mesh.

The recovery of Au in a gravity concentrate from Samples MG-B and AG-B was investigated. The samples were ground to approximately 60% -200 mesh and passed over a laboratory Wilfley table. The table concentrate was amalgamated to determine the amount of free gold. The gold recovery in the gravity concentrates was only 64% and 74% from Samples MG-B and AG-B respectively.

Settling tests were completed on samples before and after cyanidation in which the samples were ground to approx. 85% -200 mesh. Initial and final percent solids varied between 32% to 33% and 62% to 66% respectively.

Filtration characteristics of two samples were investigated in which the pulp was thickened to 53% solids and standard pour-on tests were performed using a polypropylene cloth and a 250 ml pulp sample. A cake thickness of 12 mm to 15 mm was produced with moisture between 17% and 22% and filtrate rates between 400 Lph/m2 and 1,367 Lph/m2.

The Bond Work Index of each sample was estimated by comparing the size distribution for a specific grinding time with that of an ore of known work index. The estimated Bond Work Indices varied between 7.7 and 7.9.

Complete results of the test work are documented in a report by Lakefield titled “An Investigation of the Recovery of Gold from Samples Submitted by Amax Incorporated, Progress Report No 1. Project No. LR 2686, October 5, 1983”.

Technical Report, Bell Creek Mine, 27 March 2015	Page 70

Additional test work was completed by Lakefield for Canamax on two composite samples in 1985. A greater emphasis was placed on specific requests such as the effect of using creek water in the milling process versus tap water and post processing of effluent. Specifically, cyanide destruction test work included alkaline chlorination and SO2 aeration. Results of this test work are documented in a report by Lakefield titled “An Investigation of the Recovery of Gold from Samples Submitted by Amax Incorporated, Progress Report No 2. Project No. LR 2686, April 17, 1985”.

13.2	RECENT TEST WORK

The Bell Creek Mill Phase 1 expansion was completed in October 2010. Phase 2 of the mill expansion was completed during the third quarter of 2013. Prior to launching the Phase 2 expansion project, more comprehensive test work was completed. The following companies were involved with this test work.

•	G&T Metallurgical Services LTD. Kamloops, BC (G&T)
•	Starkey & Associates Inc., Oakville, Ontario
•	Xstrata Process Support, Falconbridge, Ontario (XPS)
•	Outotec Canada Inc.
•	FLSmidth Knelson, Langley, BC (Knelson)
•	Joe Zhou Mineralogy
•	SGS Minerals

G&T Metallurgical completed bond work index testing on ore from the Bell Creek Mine. The bond ball mill work index for this ore was 13.3 kWh/tonne. Sag mill (SMC) tests were also completed on these samples with the test data indicating that the A*b value was 29.9 which is classified as hard ore, but is only ranked in the 13th percentile for all ores in their database.

The objective of Starkey and Associates’ test work was to size a sag mill that would enable the throughput to be increased to 3,000 tonnes per day using the two existing mills. Starkey also verified that a mill (which was available on the market at the time) was suitable for 3,000 tonnes per day and also had the capability to process up to 6,000 tonnes per day. All the possible LSG ore types were used for the test work, including Bell Creek ore.

XPS used Starkey and Associates’ data and ran JKSimMet simulations of the sag circuit with tonnage set at 250 tonnes per hour and using the hardest of the four materials. These results were used to establish the best operating conditions and obtain circulating load, pulp density, cyclone feed, and cyclone overflow data which were used to help suppliers in the sizing of the cyclones.

Outotec tested the material types for settling characteristics to size a new high efficiency thickener rated for 6,000 tonnes per day.

Knelson tested the Bell Creek material to establish data points for gravity recoverable gold (GRG). Bell Creek ore GRG was 38.9% which classifies the gold grains as moderate size. This information is being used as the basis for increasing the efficiency of the gravity circuit.

Joe Zhou Mineralogy was contracted to do some diagnostic leaching tests on two samples of mill tailings to determine the speciation of the tails gold. It showed that 94% of the gold was locked in other minerals.

Technical Report, Bell Creek Mine, 27 March 2015	Page 71

SGS Minerals was contacted to determine the influence of grind on recovery. The results show that as with most gold ores there are measurable reductions in recovery by grinding coarser than the mill currently does.

Overall, the combination of LSG’s operating history and the extensive amount of test work conducted provides confidence that the process design and equipment selection will result in achieving the targeted recovery and throughput levels.

Technical Report, Bell Creek Mine, 27 March 2015	Page 72

14.0	MINERAL RESOURCE ESTIMATES

14.1	SUMMARY

Lake Shore Gold (LSG) has prepared an updated Resource Estimate for the Bell Creek Mine with an effective date of December 31, 2014. The report updates the Bell Creek Mine Resources as reported in the National Instrument 43–101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 28, 2013.

The estimate is based on both historic diamond drilling and drilling completed by LSG. A total of 938 drill holes were used in the estimate including 119 historic surface and underground holes, and 819 surface and underground drill holes completed by LSG.

The Mineral Resource for the Bell Creek Mine occurs within sixteen mineralized domains of which four, the North A, North A2, North B and North B2, account for 91% of the total ounce content. The bulk of this mineralization is centered about section 5950 E between 975 metre elevation and 1375 metre elevation.

The resource totals 4.90 Mt at 4.36 g/t Au amounting to 686,700 ounces of gold in the Measured and Indicated category and 4.40 Mt at 4.84 g/t Au amounting to 685,000 ounces of gold in the Inferred category. The resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with gold assays capped to 44 g/t for the North A vein, and 34 g/t for all other domains excepting the hangingwall veins which were capped to 25 gpt. The base case estimate assumes a cut–off grade of 2.2 g/t Au with no allowance for dilution.

Table 14.1:     Total Resources – Bell Creek Mine

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut–off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut–off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut–off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.

Technical Report, Bell Creek Mine, 28 March 2013	Page 73

9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice–President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

14.2	CONSTRAINTS AND ASSUMPTIONS

The following general constraints and assumptions were used in creating the block model Mineral Resource estimate for the Bell Creek Mine:

•	The locked down date for the inclusion of diamond drill or development data is December 17, 2014.
•	All work associated with the estimate, database compilation and verification, geologic modeling, and grade interpolation is completed using Geovia GEMS v 6.5 geological modeling software.
•	Geological interpretation and definition of mineralized domains is defined using diamond drill results in conjunction with underground mapping and sampling.
•	It is assumed the general orientations or relationships of mineralized domains delineated through underground development do not fundamentally change at depth.
•	Only diamond drill assay information is used in grade interpolation, (chip and muck sample results are not used).

14.3	DATABASE

The database used for the current resource estimate is a Geovia GEMS (Microsoft SQL) database comprising historic drill data (drilling prior to LSG acquisition of the Bell Creek Property) as well as drilling completed by LSG both from surface and underground. The GEMS database consists of tables including header, survey, lithology, and assay data with pertinent fields summarized in Table 14.2. Additional fields within the above tables are currently being utilized by LSG for logging of the drill core or final resource estimation.

The following validation steps were taken to ensure the integrity of the database:

1.	Plotting of plans and sections to check for location, elevation, and downhole survey errors.
2.	Test for missing intervals, overlaps and out of sequence intervals within survey, assay, and lithology tables using the GEMS validation tools.
3.	Thorough review of all historical data available to ensure assay and survey (collar and downhole) information are properly presented in the database.
4.

Random validation of 5% of the assay and lithology data against drill logs and assay certificates. (This was completed for drilling since the last resource update only as data from earlier drilling has already been subjected to this check).

Only minor discrepancies were noted and corrected prior to the estimation of the resources. None of the errors detected would have a significant impact on the Mineral Resource estimate. The database, in the writer’s opinion, is appropriate for the estimation of resources.

Technical Report, Bell Creek Mine, 28 March 2013	Page 74

Table 14.2:     Summary of Gems SQL Drill Hole Database

Table Name	Table Description	Fields
Header	Drill hole collar location data in	Hole–ID
	local grid co–ordinates	Location X
Location Y
Location Z
Length
Collar_Az
Collar_ Dip
Survey	Downhole survey data of	Hole–ID
	direction measurements at	Distance
	downhole distances	Azimuth
Dip
Assays	Sample interval assay data with	Hole–ID
	Au units grams per tonne	From
To
Sample_NO
Au_GPT_FIN
Au_GPT_AA
Au_GPT_GRA
Au_GPT PM
Lithomaj	Major logged rock type	Hole–ID
	intervals downhole	From
To
Rocktype
Lithomin	Minor logged rock type	Hole–ID
	intervals downhole	From
To
Rocktype

14.4	DOMAIN MODELS

Mineralized domains were established through the projection down plunge of mineralization historically exploited at the Bell Creek Mine or exposed in recent level development by LSG in conjunction with diamond drill results.

A total of sixteen mineralized domains are recognized of which five are defined by diamond drill results alone.

On strike and down plunge extent of the domains varies. The North A and North B are the most continuous with strike lengths of 500 metres and down plunge length of 1,720 metres, (1,680 metre vertical). Both veins remain open down plunge. The western limit of the domain models has been set as the eastern contact of a north–south striking diabase dike. Additional gold mineralization is known to be present west of the dike, however the focus of exploration to date has been east of this dike. A summary of the domains is provided in Table 14.3.

Technical Report, Bell Creek Mine, 28 March 2013	Page 75

Table 14.3:     Mineralized Domains

Domain	Abbreviation	Solid Name	Rock Code	Strike	Dip	Description
North A	NA	BC_NA	301	100	70 S	primary domain – prior production
North A Footwall	NAFW	BC_NAFW	333	100	70 S	foot wall splay off NA
North A Hangingwall	NAHW	BC_NAHW	331	100	70 S	hanging wall splay off NA
North A2	NA2	BC_NA2	303	100	70 S	parallel and south of NA
North A3	NA3	BC_NA3	305	100	70 S	parallel and south of NA
North A4	NA4	BC_NA4	307	100	70S	parallel and south of NA
North A X	NAX	BC_NAX	309	100	70 S	fault offset of NA – prior production
North B	NB	BC_NB	311	100	70 S	parallel and north of NA
North B2	NB2	BC_NB2	313	100	70 S	parallel and north of NA
North B3	NB3	BC_NB3	315	100	70 S	parallel and north of NA
North BW	NBW	BC_NBW	317	100	70 S	western extension of NB
Hangingwall 2	HW2	BC_HW2	335	70	70 SE	oblique splay south of NA
Hangingwall 3	HW3	BC_HW3	337	70	70 SE	oblique splay south of NA
Hangingwall 5	HW5	BC_HW5	341	100	70S	short strike, south of NA
Hangingwall 6	HW6	BC_HW6	343	100	70 S	short strike, south of NA
Hangingwall 7	HW7	BC_HW7	345	100	70 S	short strike, south of NA

Criteria and process used to create these mineralized domains are outlined below:

•

Interpretation was completed on North–South sections. A section spacing of 6.25 m was used for the bulk of the veining above the 1400 m elevation but was increased to 12.5 m in areas of reduced drilling. Below the 1400 m elevation a section spacing of 12.5 m was used. This was increased to 25 m east of 6075 E.

•	Underground development including mapping was used to aid interpretation.
•

Mineralized domains were based on a combination of grade, alteration (albite/ankerite), sulphide content and quartz content. Where low gold grades were observed a minimum inclusion grade of 2.2 gpt was applied.

•	A minimum horizontal width of 2 metres was used.
•	Mineralized domains were restricted to the mafic volcanic units only.
•	Domain solids were created from the tied polylines and checked for errors and overlaps with nearby domains. Each is stored in GEMS in BT2 format.
•	Points on each polyline are snapped to the exact drill hole location in three dimensions.

Longitudinal and oblique views of the mineralized domains are presented in Figure 14.1 and Figure 14.2.

Technical Report, Bell Creek Mine, 28 March 2013	Page 76

Figure 14.1:     Longitudinal View (Looking North) of the 4 Main Mineralized Domains

5500E
6000E
6500E
Historical Stopes
2000 Elev
NA
LSG Development
NA2
1500 Elev
1000 Elev
Diabase Dike
NB
NB2

Technical Report, Bell Creek Mine, 28 March 2013	Page 77

Figure 14.2:     4 Main Mineralized Domain Models – Cross Section (Looking West)

Technical Report, Bell Creek Mine, 28 March 2013	Page 78

14.5	SPECIFIC GRAVITY

Specific gravity (“SG”) was determined on 236 samples of mineralization selected from surface diamond drill holes targeting the Bell Creek North A and North B zones. Specific gravity measurements were completed at the LSG exploration office utilizing the conventional water displacement approach. At the time of sample selection it was not possible to assign mineralization to a specific mineralized domain.

An average SG of 2.82 has been selected as representative of all mineralized domains and has been used for resource estimation.

Table 14.4:     Specific Gravity by Zone

Material	Historical Specific Gravity	Number of Readings	Average of Readings	Final Specific Gravity
Mineralized	2.82	236	2.83	2.82
Mafic Volcanics	–	244	2.80	2.82
Ultramafic Volcanics	–	28	2.82	2.82
Sediments	–	29	2.76	2.82*

* No mineralization is hosted in sediments.

14.6	GRADE CAPPING

An evaluation of assay grade distribution was completed for each mineralized domain and a grade capping value determined. Assay grades exceeding the grade capping value were reset to this limit.

All samples contained within the sixteen domain solids were uniquely coded in the diamond drill database and extracted for analysis. The descriptive statistics of the extracted sample data sets are presented in Table 14.5.

Table 14.5:     Basic Statistics of Raw Au Assays by Domain

Zone	Total # Samples	Minimum (gpt Au)	Maximum (gpt Au)	Mean (gpt Au)	99th Percentile	Coefficient of Variation
NA	4326	0.001	282.00	5.11	29.58	1.46
North A	4326	0.001	282.00	5.11	29.58	1.46

NAFW	638	0.001	357.33	4.69	36.05	3.47
NAHW	719	0.003	96.47	3.84	20.93	1.22
North A Splays	1357	0.001	357.33	4.24	23.70	2.75

NA2	1151	0.003	115.00	3.88	23.60	1.59
NA3	345	0.003	61.7	4.51	32.2	1.56
NA4	768	0.003	118.00	4.89	37.35	1.66
NAX	88	0.001	171.93	9.07	171.93	2.70
Other North A	2352	0.001	171.93	4.50	32.30	1.87

NB	1178	0.002	81.84	3.40	22.77	1.51
NB2	1453	0.003	74.00	3.53	20.33	1.43
NB3	336	0.005	55.60	3.76	17.93	1.30
NBW	84	0.003	39.00	4.43	39.00	1.52
All North B	3051	0.002	81.84	3.53	21.42	1.45

Technical Report, Bell Creek Mine, 27 March 2013	Page 79

Zone	Total # Samples	Minimum (gpt Au)	Maximum (gpt Au)	Mean (gpt Au)	99th Percentile	Coefficient of Variation
HW2	329	0.003	58.30	5.75	39.41	1.39
HW3	36	0.003	16.90	5.64	16.90	0.85
HW5	65	0.003	25.00	6.26	25.00	1.06
HW6	141	0.002	36.40	4.93	27.33	1.27
HW7	84	0.003	53.87	5.11	53.87	1.59
All HW	655	0.002	58.30	5.54	37.00	1.33

Normal, Log–Normal histograms and probability plots were generated for each domain. Grade caps were selected at break points in the slope of the probability plots. Domains with few data points were evaluated grouped with domains which exhibit similar mineralization and orientations.

Final capping limits for grouped domains were applied to the raw assay grade and were set as follows:

•	North A	44 g/t
•	North A Splay veins	34 g/t
•	All other North A domains	34 g/t
•	All North B domains	34 g/t
•	All Hangingwall domains	25 g/t

The log normal populations and probability plots for these domain groups are provided in Figure 14.3 through Figure 14.7.

Figure 14.3:     North A Domain – Log Histogram and Log Probability Plot

Technical Report, Bell Creek Mine, 27 March 2013	Page 80

Figure 14.4:     North A Splay Veins – Log Histogram and Log Probability Plot

Technical Report, Bell Creek Mine, 27 March 2013	Page 81

Figure 14.5:     All Other North A Type Domains – Log Histogram and Log Probability Plot

Technical Report, Bell Creek Mine, 27 March 2013	Page 82

Figure 14.6:     North B Domain – Log Histogram and Log Probability Plot

Technical Report, Bell Creek Mine, 27 March 2013	Page 83

Figure 14.7:     All Hangingwall (HW) Domains – Log Histogram and Log Probability Plot

The effect of capping grades on raw assay data is summarized in Table 14.6.

Table 14.6:     Effect of Grade Capping Sorted by Domain

Zone	Total # Samples	Mean (gpt Au)	Coefficient of Variation	Capping Limit	# Samples Capped	Capped Mean (gpt Au)	Coefficient of Variation
NA	4326	4.465.11	1.46	44	8	5.03	1.19
North A	4326	5.11	1.46	44	8	5.03	1.19

NAFW	638	4.69	3.47	34	7	3.83	1.44
NAHW	719	3.84	1.22	34	1	3.84	1.21
North A Splays	1357	4.24	2.75	34	8	3.84	1.33

Technical Report, Bell Creek Mine, 27 March 2015	Page 84

Zone	Total # Samples	Mean (gpt Au)	Coefficient of Variation	Capping Limit	# Samples Capped	Capped Mean (gpt Au)	Coefficient of Variation
NA2	1151	3.88	1.59	34	5	3.76	1.30
NA3	345	4.51	1.56	34	2	4.35	1.37
NA4	768	4.89	1.66	34	9	4.65	1.35
NAX	88	9.07	2.7	34	3	6.13	1.23
Other North A	2352	4.5	1.87	34	19	4.23	1.34

NB	1178	3.40	1.51	34	6	3.32	1.30
NB2	1453	3.53	1.43	34	5	3.46	1.25
NB3	336	3.76	1.30	34	1	3.69	1.17
NBW	84	4.43	1.52	34	1	4.37	1.47
All North B	3051	3.53	1.45	34	13	3.46	1.27

HW2	329	5.75	1.39	25	9	5.30	1.13
HW3	36	5.64	0.85	25	–	–	–
HW5	65	6.26	1.06	25	–	–	–
HW6	141	4.93	1.27	25	2	4.84	1.21
HW7	84	5.11	1.59	25	3	4.61	1.27
All HW	655	5.54	1.33	25	14	5.23	1.14

14.7	ASSAY COMPOSITING

Samples within the sixteen domains were composited by fixed–length using an option within GEMS 6.5 that adjusts composite length to ensure all composite intervals in a given drill hole are of equal length. By comparison, the traditional method of applying a constant composite length along the drill hole intersection may result in the last composite of an intersection being of shorter length. This method has not been used due to the possibility of introducing a grade bias should footwall grades vary from grade across the drill hole intersection.

Only samples from within a mineralized domain were used to create composites for the domain and each composite was flagged with the unique numeric code for said domain. Average sample length prior to compositing is 0.59 metres with 96% of samples being 1 metre in length or less. Nominal composite length prior to adjusting for short length composites is 1 metre.

Table 14.7:     Basic Statistics of Au Composites by Domain

Zone	Total # Composites	Minimum (gpt Au)	Maximum (gpt Au)	Mean (gpt Au)	99th Percentile	Coefficient of Variation
NA	2260	0.001	43.5	4.755	21.42	0.975
North A	2260	0.001	43.5	4.755	21.42	0.975

NAFW	292	0.001	29.51	3.51	22.59	1.16
NAHW	344	0.007	18.96	3.71	15.12	0.942
North A Splays	636	0.001	29.51	3.62	18.48	1.04

NA2	626	0.001	34.00	3.45	17.81	1.09
NA3	178	0.001	20.11	3.72	17.29	1.09
NA4	421	0.001	31.48	3.96	19.70	1.08
NAX	39	0.001	19.34	4.96	19.34	0.87
Other North A	1264	0.001	34.00	3.70	19.44	1.08

Technical Report, Bell Creek Mine, 27 March 2013	Page 85

Zone	Total # Composites	Minimum (gpt Au)	Maximum (gpt Au)	Mean (gpt Au)	99th Percentile	Coefficient of Variation
NB	645	0.002	21.40	2.89	14.02	0.981
NB2	790	0.003	29.52	3.23	14.14	1.01
NB3	186	0.005	23.73	3.09	13.92	0.94
NBW	43	0.003	18.03	3.56	18.03	1.25
All North B	1664	0.002	29.52	3.11	14.04	1.004

HW2	158	0.003	33.80	5.03	22.84	1.01
HW3	16	0.066	13.71	5.50	13.71	0.71
HW5	33	0.003	16.19	5.01	16.19	0.94
HW6	72	0.002	21.18	5.06	21.18	1.10
HW7	47	0.003	24.61	4.59	24.6	1.14
All HW	326	0.002	33.80	5.00	21.273	1.023

14.8	VARIOGRAPHY

14.8.1	Trend Analysis

Initial evaluation of grade trends was conducted through examination of the dimensions of historical mine workings and drilling. Prior mining activity was centered on the North A and is evident as a continuous series of shrinkage or longhole stopes between the 60L and 370L. The portions of the North A consistently exhibiting grades in excess of 3 g/t average 200 metre in strike and 350 metres down dip yielding a dip to strike ratio of 1.75.

To verify grade trends outside the mined out areas a grade trend model was constructed. For this exercise, a data file was prepared that contained the average gold grade across the entire width of the mineralized zone for each drill hole that pierced each of the eight domain models. Gold grades were then interpolated using a spherical search of 80 metre radius. Results were then viewed as vertical longitudinal projections.

Gold mineralization for the North A, North A2, North B, and North B2 domains plunge steeply (70 degrees) to the east within the steeply south dipping veins. Within this larger trend sub–zones of higher grades are suggested in areas with higher drill hole density. These sub–zones plunge 60 to 70 degrees to the west, and may represent the intersection lineation of two mineralizing structures, dilation flexures, or the influence of a yet unrecognized structural control on the gold distribution. This geometry matches the present understanding of mineralization trends based upon underground development.

This evaluation was intended to assist in the construction of variograms only. No evaluation or reporting of the grade and tonnages interpolated was undertaken.

An example of results for the North A are presented in Figure 14.8.

Technical Report, Bell Creek Mine, 27 March 2013	Page 86

Figure 14.8:     Grade Trend Model – North A Domain

14.8.2	Variograms

Downhole and omnidirectional variograms were constructed using the capped, equal length composited sample data for the North A domain. Efforts to identify the anisotropies associated with the smaller domains were not successful due to the limited number of data pairs.

The evaluation of anisotropies present in the data are in line with the observed local trend. A spherical model can be fitted showing ranges for the first and second structures in the order of 30 to 40 m down plunge.

A summary of the variographic parameters derived for the North A is presented in Table 14.8.

Technical Report, Bell Creek Mine, 27 March 2013	Page 87

Table 14.8:     Summary of Variography Results

Item	North A Domain
Downhole Variogram
Nugget	0.23

Omnidirectional	Spherical model

Direction	Down Plunge
Dip Dip direction	+70	195 Az
Sill (C1)	0.59
Range (m)	30
Sill (C2)	0.18
Range (m)	42

Direction	Across Plunge
Dip Dip direction	0	285 Az
Sill (C1)	0.59
Range (m)	7
Sill (C2)	0.18
Range (m)	25

Direction	Across Dip
Orientation	–20	15Az
Sill (C1)	0.59
Range (m)	4
Sill (C2)	0.18
Range (m)	6

14.9	BLOCK MODEL

14.9.1	Block Parameters

An upright, non–rotated, partial percentage block model was constructed using the GEMS v.6.5 software package. [i.e. The long axis of the blocks is oriented along an azimuth of 090º and dips vertically (i.e. –90°)]. The percentage of any block that is contained within the domain model is used to weight the volume and tonnage of each block.]. The selected block sizes are 2 metres x 3 metres x 3 metres (width, length, height). Block model limits are summarized in Table 14.9.

Table 14.9:     Summary of Block Model Limits

Type	Y	X	Z
Origin	5050	5400	2300
Maximum Coordinates	5770	6270	2300
Minimum Coordinates	5050	5400	494
Rotation	0.000	0.000	0.000
	rows	columns	level
Block Size	2	3	3
Number of blocks	360	340	602

Technical Report, Bell Creek Mine, 27 March 2013	Page 88

Several attributes were created to store information such as metal grades, the number of informing samples, average distances, domain codes, resource classification codes, and claim owners. These attributes are summarized in Table 14.10.

Table 14.10:     Summary of Block Model Attributes

Attribute Name	Type	Decimals	Default Value	Description
Rock Type	Integer	–	0	Domain
Density	Real	3	2.82	Density
Percent	Real	3	0	Percentage of block within domain
AU_UNCUT	Real	3	0	ID2 uncut gold grade (g/t)
AU_CUT *	Real	3	0	ID2 cut gold grade (g/t)
AU_NN	Real	3	0	Nearest Neighbor cut gold grade (g/t)
CAT	Integer	–	0	Resource Category 1=Meas, 2=Ind 3=Inf
AVG_DIST	Real	3	0	Average distance to samples used
NSAMP_USED	Integer	–	0	Number of samples used to estimate
DIST	Real	3	0	Distance to nearest sample
NHOLE	Integer	–	0	Number of drill holes used to estimate
ESTIMATED	Integer	–	0	Flag for estimated, 1 = estimated in 1st pass, 2 = second pass, 3 = third pass
MINED_OUT	Integer	–	0	Flag for mined out, 1 = mined out
CLAIM	Integer	–	0	Flag for Claim, Goldcorp1= 1, Goldcorp2 = 2, Enermark = 3, Schumacher = 4

*Only the AU_CUT grades have been used to define resources. AU_UNCUT and AU_NN were generated for comparison only. All attributes related to estimation (AVG_DIST, NSAMP_USED, etc) are derived from the AU_CUT interpolation.

Sub–blocking is not available in GEMS software. Domain solids are used to flag individual blocks as to rock type (domain), and percentage of the block that is within the domain. For reporting purposes volumes are obtained from the domain solid with corresponding grades obtained from the block model.

14.9.2	Grade Interpolation

Gold grades were interpolated into the individual blocks for the mineralized domains using inverse distance squared (ID2). A three pass approach was used with the search ellipse oriented along the dominant mineralization trend.

“Hard” domain boundaries were used along the contacts of each mineralized domain. Only drill hole composites contained within the respective domain were allowed to be used to estimate the grades of the blocks within the domain. Only blocks within the domain limits were allowed to receive grade estimates.

Uncapped grade as well as a capped nearest neighbor interpolations were generated for comparison purposes. Only the estimate based on capped, composited grades (AU_CUT) has been used to outline resources.

Technical Report, Bell Creek Mine, 27 March 2013	Page 89

Table 14.11:     Interpolation Parameters

	Search Ellipse Orientation
	(ZXZ)			Search Ellipse Range			Number of Samples
All Domains	z	x	z	x	y	z	min	max	Max/hole

Pass 1	185	–70	90	45	25	15	9	18	6
Pass 2	185	–70	90	90	50	30	9	18	6
Pass 3	185	–70	90	70	75	55	1	18	6

14.9.3	Validation

Plans and sections were cut through the block model and resource solids to visually compare the block grades to the original diamond drill data. The grade and distribution of the block grade is consistent with drill hole assay data and the understanding of grade distribution trends. A typical section through the Bell Creek block model showing grade blocks and original drill data is illustrated in Figure 14.9. A typical plan view is shown in Figure 14.10.

Technical Report, Bell Creek Mine, 27 March 2013	Page 90

Figure 14.9:     Bell Creek Drilling – Block Model Approximately 5950E

Bell Creek Drilling & Block Model 5950E - Looking West

NA2
HW Veins
NA
NB2
NB
Grade (g / t)
0.001 to 1.5
>1.5 to 3.0
>3.0 to 4.5
>4.0 to 5.0
>5.0 to 9.0
>9.0
0
50
100
Meters

Technical Report, Bell Creek Mine, 27 March 2013	Page 91

Figure 14.10:     Plan View – Bell Creek 700 metre Level

A nearest neighbor interpolation of the block model using the same search ellipse as the ID2 interpolation was completed and compared. Results show slight smoothing of the grade as anticipated. An increase in tonnage of 0.10 % and decrease in grade of less than 5% is realized.

Table 14.12:     Comparison of ID2 and Nearest Neighbour Interpolations for all Blocks

Estimation Method	Tonnage* (t)	Grade g/t	Content** oz
NN	13,938,000	4.01	1,796,900
ID2	13,952,000	3.81	1,709,000
Variance	0.10%	–4.98%	–4.89%

*Rounded to nearest thousand
**Rounded to nearest hundred
(Not a resource – No cut–off applied and no mined out blocks removed)

A comparison of stope production reported from the block model to the Mill Reconciled production has been completed for stopes mined during the 2014 calendar year. The comparison indicates some large variations for individual stopes with an overall variance of less than 10% each in terms of tonnage and grade and less than 5% in terms of ounce content. When 5% dilution is added to the overall block model tonnage mined in 2014 in order to match the Mill Reconciled tonnage the grade variance drops to 5 percent.

Technical Report, Bell Creek Mine, 27 March 2013	Page 92

In addition a cavity monitoring survey program has been initiated although insufficient stopes have been surveyed to date to allow a valid comparison to be completed.

SGS Canada Inc. – Geostat (“SGS Geostat”) was mandated by Lake Shore Gold to complete a review of the mineral resource estimate completed internally by LSG. The verification included the following points.

1.	Summary review of the database.
2.	Review of the solids and the limits of the domains with possible risk associated with the limits.
3.	Review of the compositing process and capping levels
4.	Review of the interpolation process and its statistical components.
5.	Kriging of the most important (in Au ounces) zones with the possible estimation errors associated with the interpolation and composites.
6.	Review and comments on the Measured category classification.
7.	Review of the reported resources tables.

SGS Geostat agrees with the mineral estimates for the deposit. No major discrepancies are observed in the database, mineral solids, capping levels, composites, block model interpolation and reports. The Mineral Resource estimates conducted by LSG are correct and done accordingly with the Industry’s Best Practices and Standards. (Jean–Philippe Paiement, M.Sc., SGS Canada – Geostat, Feb 18, 2015.)

The results of the audit report are included as Appendix C. "Audit Report, RESOURCES ESTIMATION VERIFICATION BELL CREEK GOLD DEPOSITS, Timmins, Ontario Lake Shore Gold Corporation" Jean– Philippe Paiement, M.Sc., SGS Canada – Geostat, February 18, 2015.

Block model validation completed by Lake Shore Gold as part of the Estimation process includes a number of comparisons.

14.10	MINERAL RESOURCE

14.10.1	Summary

Mineral Resources for the Bell Creek Mine totals 4.90 million tonnes at 4.36 g/t Au amounting to 686,700 ounces of gold in the measured and indicated category and 4.40 million tonnes at 4.84 g/t Au amounting to 685,000 ounces in the inferred category (Table 14.13) . The effective date of this estimate is December 31, 2014.

Technical Report, Bell Creek Mine, 27 March 2013	Page 93

Table 14.13:     Total Resources

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut–off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut–off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut–off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice–President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

These totals are based on contiguous blocks above a 2.2 g/t cut–off and have been adjusted for development and stoping carried out prior to the effective date.

The Bell Creek Mineral Resources are subject to four separate royalty agreements (Enermark, Gold Corp 1, Gold Corp 2 and Schumacher). A tabulation of the Mineral Resources by royalty holder is presented in Table 14.14 and the spatial distribution of the resources relative to the royalty claims is displayed in Figure 14.11.

It can be seen that a very small amount of tonnes are located on the Gold Corp 2 royalty claim, which historically has been recognized as forming part of the Marlhill property. Given the relatively minor quantity of tonnage located on this royalty claim, this portion of the Mineral Resource is considered as forming part of the Bell Creek deposit for the purposes of this Technical Report.

Technical Report, Bell Creek Mine, 27 March 2013	Page 94

Table 14.14:     Mineral Resources by Royalty Holder

Parcel	Royalty	Measured			Indicated			Inferred
		tonnes	grade	content	tonnes	grade	content	tonnes	grade	content
		(t)	(g/t)	(ounces)	(t)	(g/t)	(ounces)	(t)	(g/t)	(ounces)
P44696, P44697, P44698, P44699	GoldCorp1 2% NSR	330,000	5.26	55,700	350,700	4.26	480,500	1,068,000	4.90	168,400
460SEC	GoldCorp1 2% NSR Prentice & McLennan 10% NPI				960,000	4.52	139,400	2,604,000	5.05	422,500
1346SEC	GoldCorp2A–2 2% NSR Marlhill Mines 20%NPI							3,000	2.59	200
1598SEC	Schumacher 2% NSR				107,000	3.22	11,100	724,000	4.03	93,900

Notes

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut–off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut–off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut–off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice–President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

Technical Report, Bell Creek Mine, 27 March 2013	Page 95

Figure 14.11:     Mine Workings and Mineralized Domains Relative to Claim Boundaries

14.10.2	Procedure

Resources at the Bell Creek Deposit are reported as un–mined blocks within the vein solids above a 2.2 g/t cut–off.

Three dimensional solids of all mine workings were created and blocks located within these were flagged as mined out using the MINED variable in the block model. Grades and density for these blocks were reset to zero. Remaining blocks above cut–off grade were displayed over top of drill hole composites in order to identify areas where grades above cut–off stem from a single high grade drill intersection and there is no reasonable expectation these could be economically exploited. These blocks were reset to zero grade.

The cut–off grade of 2.2 g/t was selected at the time the Bell Creek project was initiated and represents the anticipated break even grade given existing infrastructure, anticipated costs, historical metallurgic recovery and assumed metal prices and exchange rates. These parameters are not intended for use in mine planning and scheduling, or the preparation of cash flow models. This cut–off grade may be subject to change given fluctuating metal price, exchange rates, or changes in infrastructure or costs.

Determination of an appropriate cut–off grade for the reporting of reserves is outlined in Item 15.

Technical Report, Bell Creek Mine, 27 March 2013	Page 96

14.10.3	Classification

Resource classification is based on a combination of diamond drill hole density and proximity to underground development. In this process outlines enclosing blocks meeting the minimum requirement were digitized and used to clip this volume from the domain solids. The resulting resource category solid was then used to flag blocks within the solid as measured, indicated, or inferred.

Criteria used were as follows:

•	Measured – contiguous blocks within the North A vein that have a maximum radius to the nearest drill intersection of 12.5 metres or those blocks within the North A vein that are supported by level development on 15 m spacing (solid to solid).
•	Indicated – contiguous blocks within any vein that have a maximum radius to nearest drill intersection of 25 metres
•	Inferred – all other estimated blocks

Figure 14.12 illustrates the resource categorization for the North A vein.

Figure 14.12:     Resource Categorization – North A Vein Looking North

Technical Report, Bell Creek Mine, 27 March 2013	Page 97

A detailed breakdown of resources by Resource Category and Mineralized Domain is provided in Table 14.15.

Table 14.15:     Resource above 2.2 gpt by Domain

Domain	Category	Tonnage	Grade	Content
		Tonnes	g/t	oz
BC_NA	Measured	331,000	5.25	55,900
	Indicated	1,483,000	4.81	229,400
	Inferred	1,454,000	5.14	240,500
	Total	3,268,000	5.00	525,800
BC_NAFW	Indicated	74,000	3.64	8,600
	Inferred	0	0.00	0
	Total	74,000	3.64	8,600
BC_NAHW	Indicated	19,000	3.35	2,000
	Inferred	0	0.00	0
	Total	19,000	3.35	2,000
BC_NA2	Indicated	917,000	4.17	123,000
	Inferred	898,000	4.12	119,000
	Total	1,815,000	4.15	242,000
BC_NA3	Indicated	57,000	4.04	7,400
	Inferred	0	0.00	0
	Total	57,000	4.04	7,400
BC_NA4	Indicated	312,000	4.51	45,200
	Inferred	0	0.00	0
	Total	312,000	4.51	45,200
BC_NAX	Indicated	22,000	6.83	4,800.00
	Inferred	0	0.00	0
	Total	22,000	6.83	4,800
BC_NB	Indicated	615,000	3.30	65,200
	Inferred	1,372,000	4.36	192,500
	Total	1,987,000	4.03	257,700
BC_NB2	Indicated	774,000	4.23	105,400
	Inferred	607,000	6.30	123,000
	Total	1,381,000	5.14	228,400
BC_NB3	Indicated	134,000	3.61	15,500
	Inferred	0	0.00	0
	Total	134,000	3.61	15,500
BC_NB_W	Indicated	94,000	4.11	12,500
	Inferred	18,000	4.21	2,400
	Total	112,000	4.12	14,900
BC_HW2	Indicated	43,000	4.34	6,000
	Inferred	0	0.00	0
	Total	43,000	4.34	6,000
BC_HW3	Indicated	6,000	5.24	1,000
	Inferred	0	0.00	0
	Total	6,000	5.24	1,000
BC_HW5	Indicated	17,000	4.91	2,600
	Inferred	0	0.00	0
	Total	17,000	4.91	2,600
BC_HW6	Indicated	29,000	5.90	5,400
	Inferred	0	0.00	0
	Total	29,000	5.90	5,400
BC_HW7	Indicated	37,000	4.74	5,700
	Inferred	0	0.00	0
	Total	37,000	4.74	5,700

SUMMARY	Measured	331,000	5.25	55,900
	Indicated	4,573,000	4.29	630,800
	Meas & Ind	4,904,000	4.36	686,700

	Inferred	4,399,000	4.84	685,000

Notes

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut–off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.

Technical Report, Bell Creek Mine, 27 March 2013	Page 98

5.	Cut–off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut–off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice–President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

14.10.4	Sensitivity

Sensitivities to cut–off were run at 0.5 g/t Au increments from 1.0 g/t Au to 6.0g/t Au for unclassified resources and are summarized in Figure 14.13.

Figure 14.13:     Grade Tonnage Graph

Technical Report, Bell Creek Mine, 27 March 2013	Page 99

14.11	ADDITIONAL INFORMATION

Subsequent to the closing of the database on December 17, 2014, additional assays were received for 29 holes drilled from underground on the Bell Creek Property. Three drill holes were abandoned due to downhole deviation or ground conditions. Assays from 11 underground drill holes remain pending (effective date of this statement is March 2, 2015).

The newly received drill results confirm the geologic interpretation and grade trends evident in the block model and would not materially affect this estimate. A summary of drill results is provided in Table 14.16.

Table 14.16:     Results Received Post Database Closure

HOLE–ID	Easting	Northing	Elevation	Length (m)	Azimuth	Dip	ASSAY COMPOSITES
							From (m)	To (m)	Width (m)	Grade (uncut g/t)	Zone

BC460–1055	5785.9	5512.9	1833.1	72	183.2	12.8	9.9	12.1	2.2	3.86	splay off NA
							61.1	63.4	2.3	1.79	NA4
BC460–1056	5785.9	5512.8	1832.5	70	183.5	–5.2	52.2	54.4	2.2	4.60	NA4
BC460–1057	5786.2	5513.0	1833.1	66	166.6	10.9	8.3	10.4	2.1	3.11	splay off NA
							56.1	58.5	2.4	1.52	NA4
BC460–1058	5786.2	5513.0	1832.7	66	165.8	–1.8	9.4	12.0	2.6	4.11	splay off NA
							58.8	60.9	2.1	1.90	NA4
BC460–1093	5786.2	5513.0	1832.4	75	165.6	–12.0	10.4	12.8	2.4	4.43	splay off NA
							62.1	64.4	2.3	1.02	NA4
BC460–1094	5786.9	5513.6	1832.4	75	147.4	–13.6	62.0	65.2	3.2	3.99	NA4
BC610–1066	6005.0	5234.0	1688.0	195	360.0	–52.0	143.7	147.6	3.9	3.98	NA2
BC610–1067a	6004.6	5237.1	1690.5	195	360.0	–57.0	155.5	159.7	4.2	5.10	NA2
BC610–1068	6004.7	5237.9	1689.0	207	0.1	–61.1	167.0	170.1	3.1	6.81	NA2
BC610–1069	6005.0	5234.0	1688.0	170	9.0	–46.0	140.9	143.0	2.1	5.53	NA2
BC610–1070	6005.0	5234.0	1688.0	185	9.0	–52.0	150.3	158.0	7.7	2.09	NA2
BC610–1072A	6005.0	5234.0	1688.0	210	22.0	–60.0	161.0	163.2	2.2	3.25	NA2
							199.2	207.1	7.9	5.20	NA
BC610–1079	6004.8	5237.7	1689.0	321	16.7	–71.9	178.0	182.0	4.0	3.85	NA2
							246.7	256.2	9.5	3.10	NA
							285.0	287.1	2.1	1.24	NB2
BC610–1080	6005.0	5237.2	1689.8	351	24.7	–78.1	228.0	232.7	4.7	5.59	NA2
							274.9	279.7	4.8	11.07	NA
							338.4	341.1	2.7	2.09	NB2
BC610–1081	5964.3	5246.1	1688.4	291	7.0	–63.9	169.2	173.0	3.8	4.10	NA2
							230.5	232.9	2.4	10.44	NA
							261.3	264.6	3.3	2.88	NB3
BC610–1082	5964.2	5246.0	1688.3	312	4.0	–67.9	181.9	185.0	3.1	8.69	NA2
							244.9	251.4	6.5	4.77	NA
							272.9	275.0	2.1	5.25	NB3
							289.0	291.0	2.0	1.13	NB2
BC610–1083	5994.0	5098.0	1691.0	351	356.0	–52.0	296.8	304.1	7.3	1.70	NA2
BC760–1086	5899.5	5393.2	1529.2	25	147.0	0.0	2.0	4.4	2.4	2.65	NA4
BC760–1087	5901.1	5398.4	1529.9	45	2.0	0.0	14.6	16.9	2.3	5.18	NB3
							27.2	29.6	2.4	0.76	NB2
BC760–1088	5916.9	5390.5	1530.5	45	3.0	0.0	0.0	2.5	2.5	10.45	NA
							26.0	28.2	2.2	3.80	NB3
							35.9	38.0	2.1	2.19	NB2
BC760–1089	5930.9	5392.1	1531.2	40	4.0	0.0	3.2	6.0	2.8	13.81	NA
							16.3	18.7	2.4	2.14	NB3
							33.1	35.4	2.3	6.48	NB2
BC760–1090	5905.6	5388.6	1531.3	40	197.0	0.0	No Intersection
BC760–1091	5951.4	5393.7	1531.9	21	1.0	0.0	0.0	2.2	2.2	5.37	NA
BC760–1092	5953.5	5389.8	1530.3	40	182.0	0.0	3.0	5.3	2.3	4.39
							28.3	40.0	11.7	8.65	HW6
BC760–1095	6017.5	5388.9	1533.5	21	180.0	0.0	No Intersection
BC775–1096	5842.6	5393.7	1515.2	36	359.0	0.0	6.0	8.1	2.1	6.47
							30.2	32.2	2.0	3.89	NB2
BC775–1097	5863.5	5388.8	1515.1	45	181.0	0.0	24.2	26.5	2.3	4.47	NA4
							30.4	33.0	2.6	3.43	NA3
BC775–1098	5865.9	5394.4	1514.9	45	1.0	0.0	28.7	30.8	2.1	1.61	NB2
BC775–1099	5879.7	5394.8	1514.4	45	1.0	0.0	28.5	32.7	4.2	5.34	NB2

Technical Report, Bell Creek Mine, 27 March 2013	Page 100

The Bell Creek Resource is situated on Patented Mining claims and is fully permitted. Mining activity has been ongoing within the region (Porcupine Gold Camp and within the municipal jurisdiction of the city of Timmins) in excess of 100 years and has received the favorable support of the population base and governmental institutions. The risk of negative impact stemming from permitting, environmental, political, taxation, or socio–economic issues is considered minimal. The resource is subject to royalty payments as outlined in Item 4.3. These payments have been considered when determining cut–off grades.

It should be noted that the resource would be negatively impacted by the effects of falling metal prices, or rising costs due to increased labour rates, cost of fuel, or electricity, etc.

Technical Report, Bell Creek Mine, 27 March 2013	Page 101

15.0	MINERAL RESERVE ESTIMATES

The proven and probable reserves estimated for the Bell Creek Mine have been based on the measured and indicated resource material included in the Resource Block Model prepared by Lake Shore Gold (LSG) Geology staff.

A mine design was completed to reflect the most likely mining and production scenario for extracting the measured and indicated resource between 445L and 1165L. The mine design considers existing surface and underground infrastructure, and includes all additional development and construction required to access the resources. The mine design includes the equipment, labour, and services required to extract the ore using a combination of development and Longhole Stoping (described in Item 16). The Longhole Stoping mining method is currently used successfully at Bell Creek Mine, and the operation has the experienced personnel and suitable equipment to continue with this method.

The Bell Creek Mine is currently operating and has existing surface and underground infrastructure in place. Sustaining capital and maintenance costs have been included to ensure the infrastructure remains in good condition for the life–of–mine. The existing management, staff, and hourly personnel will continue to operate the mine with minimal annual adjustments to staffing levels (as certain activities increase or decrease). The mine has all required permits in place.

Ore will be processed at the existing Bell Creek Mill, located on site. The mill currently processes Bell Creek ore and milling does not pose a risk to the reserves.

15.1	RESERVE ESTIMATE

A 3.0 gram per tonne block model cut–off grade was used as an initial starting point to identify mining areas that require evaluation for potential mining. Table 15.1 shows the assumptions made to establish the initial block model in–situ cut–off grade.

Table 15.1:     Assumptions for Initial Block Model In–Situ Cut–Off Grade

Item	Value
Mining (includes general and administration)	$75.0 /t
Sustaining Capital Cost	$20.0 /t
Milling	$22.0 /t
Total Cost	$117 /t ($CAD)
Mill Recovery	94.5%
Gold Price $US	US$1,100 /oz
Exchange Rate	0.90
Gold Price $CAD	CAD$1,225 /oz
Block Model In–situ COG	3.0 g/t

15.1.1	Stope Shapes and Mining Plan

Based on the in–situ measured and indicated resource included in the Bell Creek block model, the following methodology was used to estimate the reserves.

1.

The block model was reviewed in plan and in section to identify measured and indicated resource above the cut–off grade, and to confirm the applicability of the longitudinal longhole mining method. Some of the resource material remains in sill pillars left in previous mining areas, while the majority of Indicated material lies in recently developed and currently undeveloped areas.

Technical Report, Bell Creek Mine, 27 March 2015	Page 102

2.

Sublevels were designed at 15 and 20 metre vertical intervals, and vertical sections were cut through the model along strike. On each vertical section, mining shapes were designed for each zone for each sublevel interval. The mining shapes were joined with adjacent sections to generate stope wireframes. A 2.4 metre minimum mining width was considered in the stope design. Note that there are some “blocks” higher than the cut–off grade that are in the block model, but are not included in stope wireframes. These are generally random blocks that are distant from planned mining areas and cannot be economically mined.

3.	The in–situ tonnes and grade within each stope wireframe was extracted from the block model measured and indicated resource data. The in–situ tonnes and grade includes the planned dilution.
4.	The unplanned dilution was estimated for each stope based on the stope size and geometry.
	-	The total stope volume was determined from the stope wireframe.
	-	The stope hangingwall and footwall area was calculated from the stope dimensions.
	-	The unplanned dilution from the hangingwall and footwall was estimated based on the dip of the stope using the criteria in Table 15.2.
	-	Backfill dilution from the floor (0.5 metres) and the adjacent stope endwall (0.3 to 0.4 metres) was estimated based on the floor and endwall dimensions.

Table 15.2 :     Hangingwall and Footwall Dilution Criteria

Item	Dip 50–60°	Dip 60–70°	Dip 70–80°	Dip 80–90°
Hangingwall Dilution	0.45m	0.40m	0.30m	0.20m
Footwall Dilution	0.45m	0.40m	0.30m	0.20m

5.	A 95% Mining Recovery factor was applied to the diluted resource for each stope.
6.

The resulting diluted and recovered resource for each stope was reviewed. Diluted and recovered stopes above cut–off were included in the mine plan. Stopes below cut–off were re– designed to optimize the wireframe by reducing the stope size, or including a portion of the adjacent stope.

7.	The sill development was removed from the stope resource and the development tonnes and grade distributed based on the development schedule.
8.	A mine design was prepared for the identified resource, and schedule and costs applied to determine the overall economics.

From the mine plan, incremental, marginal, and overall mine economic cut–off grades were determined and used to finalize the estimated reserves. The incremental, marginal, and overall mine economic COGs are summarized in Table 15.3.

Table 15.3:     Incremental, Marginal, and Overall Mine Economic COG

Item	Value
Mine Operating and Site General Costs	$77.0 / tonne
Mill Operating Cost	$22.0 / tonne
Mill Recovery	94.5%
Gold Price ($US)	$1,100

Technical Report, Bell Creek Mine, 27 March 2015	Page 103

Item	Value
Exchange Rate	0.90
Gold Price ($CAD)	$1,225 / ounce
Incremental Cut–Off Grade	2.7 g/t
Sustaining Capital Cost	$35.0 / tonne
Marginal Cut–Off Grade	3.6 g/t
Risk adjusted Rate of Return	15%
Overall Mine Economic Cut–Off Grade	4.2 g/t

A development schedule, production profile, and mine design has been completed to estimate the capital and operating costs required to access, develop, and extract the Bell Creek Mine proven and probable reserves. When evaluating sublevels and stoping blocks, overall economics were considered including factoring in a risk free rate of return and profitability. A life–of–mine cash flow analysis has been completed to demonstrate that the proven and probable reserves support the operating costs and sustaining capital expenditures. The stope wireframes, LOM plan, economics, and estimated reserves have been reviewed by a third party mining consultant. Additional details regarding the mine design, dilution and recovery, and mine operations are included in Item 16.

The diluted and recovered resource was estimated for each stope included in the mining plan. The estimated proven and probable reserves that have been included in the Bell Creek Mine plan are summarized by sublevel in Table 15.4.

Table 15.4:     Bell Creek Mine Estimated Reserves

Sublevel	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
2014 Year–End Broken Inventory	25,123	3.2	2,587
445	3,582	5.0	577
460	5,934	4.3	819
475	4,346	3.8	531
490	8,802	3.5	986
505	15,574	4.6	2,295
520	10,744	4.5	1,567
535	4,373	3.9	543
550	2,680	3.2	277
565	3,880	2.9	363
595	6,106	3.4	669
610	2,721	3.4	294
670	21,408	3.5	2,396
685	19,213	3.9	2,427
700	29,334	3.4	3,241
715	26,284	3.6	3,066
730	40,769	4.2	5,532
745	40,135	4.8	6,128
760	32,475	4.3	4,527
775	29,090	4.9	4,600
790	41,931	4.0	5,361
805	34,326	3.4	3,739

Technical Report, Bell Creek Mine, 27 March 2015	Page 104

Sublevel	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
820	41,278	3.8	5,041
840	54,577	3.8	6,713
860	51,884	3.7	6,155
875	37,989	4.3	5,219
895	48,387	4.1	6,348
915	81,279	3.8	9,841
930	54,865	4.3	7,572
950	88,276	4.7	13,187
965	108,070	4.8	16,813
985	54,202	5.2	9,134
1000	112,189	5.6	20,121
1020	117,766	5.2	19,636
1040	62,781	4.5	9,024
1055	91,806	4.5	13,264
1075	84,261	4.2	11,328
1090	45,727	4.9	7,133
1110	76,379	5.6	13,691
1130	70,215	5.9	13,351
1150	30,434	5.2	5,068
1165	71,104	5.4	12,442
Total	1,792,298	4.6	263,609

1.	The effective date of this report is December 31, 2014.
2.

The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43–101 requirements.

3.	Mineral reserves are based on a long–term gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
4.	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral reserves incorporate a minimum cut–off grade of 2.7 grams per tonne. The cut–off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.

The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice– President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of Lake Shore Gold.

Technical Report, Bell Creek Mine, 27 March 2015	Page 105

16.0	MINING METHODS

Overview

The Bell Creek Mine design has been based on the Resource Block Model prepared by Lake Shore Gold (LSG) geology staff. The mine design considers resource in the measured and indicated category between the 445L and 1165L. Engineering and cost assessment work has been completed on this measured and indicated resource material. The designs and cost estimates consider existing surface and underground infrastructure, mining methods, and operating experience at the Bell Creek Mine to support the updated proven and probable reserves for the property.

The naming convention for underground sublevels at the Bell Creek Mine is expressed in metres below the existing mine shaft collar (i.e. 775L is nominally 775 metres below surface).

The measured and indicated mineralized resource between 445L and 1165L consists of nine steeply dipping narrow zones. The zones strike nominally east–west with varying strike lengths. The geometry of the zones is shown in section in Figure 16.1, Figure 16.2 and in plan at 835L in Figure 16.3.

Figure 16.1 :     Mineralized Zones, Section at 5800 Easting (Mine Coordinate System)

Technical Report, Bell Creek Mine, 27 March 2015	Page 106

Figure 16.2:     Mineralized Zones, Section at 5900 Easting (Mine Coordinate System)

Figure 16.3:     Mineralized Zones, Plan at 835L

Technical Report, Bell Creek Mine, 27 March 2015	Page 107

Mining experience at Bell Creek Mine has demonstrated narrow vein longitudinal longhole as a suitable and preferred mining method. The existing mine operations personnel, and local supply/support industry are experienced with this mining method and the equipment fleet will be appropriate for continued production. The mine has existing surface and underground infrastructure in place to continue to support development and production levels that were achieved by LSG in recent years. As mining progresses deeper, areas with increased resource thickness will be encountered (nominally between 950L and 1165L) which will promote an increased production rate.

The existing surface infrastructure at the Bell Creek Mine is shown in Figure 16.4 and includes:

•	Access roads and site grading.
•	Security gate house.
•	Shaft headframe, collar house, and hoisting plant (currently not in operation).
•	Compressed air plant.
•	Process water supply.
•	Portal and main ramp to underground.
•	Electrical services infrastructure and distribution.
•	Main fresh air ventilation fans and mine air heaters.
•	Administration, mine dry, and training facilities.
•	Warehouse and maintenance facilities.
•	Water treatment facilities and discharge water settling ponds.
•	The Bell Creek Mill facility.

Figure 16.4:     Bell Creek Mine Surface Infrastructure

The existing underground infrastructure at the Bell Creek Mine is shown in Figure 16.5 and includes:

•	The 6.3 metre by 2.6 metre rectangular timbered shaft to the 290L. The shaft is not in operation and is used as a ventilation exhaust opening and the manway serves as the second egress from the mine.
•	A shaft station at 240L.

Technical Report, Bell Creek Mine, 27 March 2015	Page 108

•	Ventilation raises to surface and internal ventilation raises underground.
•	The main ramp from surface to approximately 790L.
•	Mine dewatering facilities.
•	Electrical distribution and communications.
•	Compressed air and service water distribution.

Figure 16.5:     Bell Creek Mine Existing Underground Infrastructure

16.1	PRIMARY / SECONDARY ACCESS

The primary access to the mine will continue to be via the existing portal and main ramp from surface. The main ramp is 5 metres wide x 5 metres high and currently extends to the 790L. All active production levels in the mine will be accessed via the ramp (i.e. no captive levels) and personnel, materials, and ore and waste rock will be transferred via the ramp.

Technical Report, Bell Creek Mine, 27 March 2015	Page 109

Secondary access/egress to/from the underground to surface will be via the existing manway in the shaft. Below the existing access to the shaft at the 240L station, the main ramp and internal raises equipped with escapeways will provide two access routes to the 240L.

16.2	SHAFT AND HOISTING FACILITIES

The existing shaft is a 6.3 metre by 2.6 metre rectangular, three–compartment timbered shaft. The shaft collar is at 2,288 metre elevation and the shaft bottom at 1,998 metre elevation (290 metres deep). A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place but are currently not being used. There are no plans to recondition/refurbish or deepen the shaft for production use for the reserves. Regular shaft manway inspections will continue to maintain second egress. There are existing compressed air (152 mm) and dewatering piping (203 mm) and electrical cables in the shaft that feed the 120L and 240L Pump Stations.

16.3	STOPING METHODS

Narrow Vein Longitudinal Longhole with delayed unconsolidated rock fill (Longhole) stoping has been the primary mining method used to date at the Bell Creek Mine. Longhole is a widely used and proven mining method that involves common industry equipment and labour skill sets.

In current active mining areas, sublevels have been established at 15 to 20 metre vertical intervals (floor to floor) and this sublevel spacing will be maintained for remaining sublevels to the 1165L. On each sublevel, the resource will generally be accessed near the centre (along strike) and stope undercut and overcut sills developed to the east and west extents. Stope lengths will generally be 20 metres along strike; however, stopes abutting waste or low grade material may be marginally longer or shorter to optimize recovery. Longitudinal mining will retreat from the furthest stope from the access, toward the initial access point.

The resource will be mined “top down” in blocks as ramp development advances to 1165L. To maintain steady production rates, a mining front will generally be established at every third sublevel (i.e. 45 to 60 metre high blocks). Where a stope will be mined up to a previously mined stope in the block above, sill pillar recovery will be required. Sill pillar recovery will require working on top of backfill and mining uppers stopes, leaving a permanent sill pillar (1:1.25 pillar width to pillar height ratio) in place below the stope above to contain the unconsolidated rock fill. The uppers stopes will not be backfilled, and 3 metre thick rib pillars will be left to support the hangingwall (and footwall) between stopes.

The mining method is shown in the longitudinal and section view sketches in Figure 16.6.

Technical Report, Bell Creek Mine, 27 March 2015	Page 110

Figure 16.6:     Longitudinal Longhole Mining Method

16.3.1	Stope Undercut and Overcut Development

Ore sills (stope overcuts and undercuts) will be developed along the strike of each zone under geological control (i.e. under the direction of mine geologists). Ore widths will generally average 3 to 4 metres and the entire sill from the hangingwall to footwall contacts will be developed. Where ore widths exceed 8 metres, the hangingwall contact will be followed, with crosscuts developed at preset intervals to expose the footwall contact.

16.3.2	Secondary Ground Support

Cable bolts will be installed to help reduce dilution in areas where the stope undercut sill has “notched” the hangingwall, causing potential instability. Preliminary cable bolt design considers rings of four 6 metre long cables fanned from the stope undercut sill. Cable bolt ring spacing will be 2 metres. An allowance for five cable bolt rings per stope has been included in the cost estimate.

A pneumatic powered top hammer longhole drill will be used to drill the cable bolt holes. Cable bolts will be installed manually and grouted with a portable grout pump. A drilling contractor currently completes all cable bolt drilling and installation at Bell Creek Mine. LSG plans to replace the contractor with LSG company personnel starting in 2015.

Technical Report, Bell Creek Mine, 27 March 2015	Page 111

16.3.3	Production Drilling

Longholes will be 63.5 mm (2.5 inch) diameter and drilled with a pneumatically powered top hammer drill. Longholes will be drilled down from the overcut sill with some holes breaking through into the undercut, and others fanned as required to contour the stope limits. The drill pattern will include a 1.2 metre ring burden with 1.5 metre spacing between ring holes. A drop raise will be drilled and blasted to create the initial void for production blasting (for a series of stopes along strike). The estimated production drilling factor (excluding drop raises) will be 3 tonnes per metre of longhole. A drilling contractor currently completes all production drilling and blasting work at the Bell Creek Mine. LSG plans to replace the contractor with LSG company personnel starting in 2015. Blind uppers (i.e. non– breakthrough) drilling will be used to recover the sill pillars, with inverse drop raises used to establish the initial void for blasting.

16.3.4	Production Blasting

Longholes will be loaded with emulsion explosives and detonated with non–electric blasting caps and boosters. Emulsion storage bins and the portable pump unit will be moved to and from workplaces using a service LHD equipped with forks. Including the drop raise, stope loading and blasting will require approximately three days and will be completed by LSG personnel.

16.3.5	Stope Mucking

Broken ore will primarily be extracted from stopes using 2.0 to 3.5 cubic yard (3.5yd) class LHDs. When the stope drawpoint brow is closed with muck, the LHD will be operated manually (i.e. with the operator in the seat). When the drawpoint brow is open, the LHD will be operated via remote control with the operator located a safe distance from the stope and away from the moving LHD. The LHD will tram to a remuck near the level access. Ore dumped into a remuck will subsequently be remucked by a 6yd class LHD and loaded into 40 or 50 tonne class haul truck and hauled to the surface ore pad.

The production LHD will muck for 12 hours per day (including operator delays, 85% mechanical availability, and 85% drawpoint availability).

16.3.6	Ore Rehandling and Underground Truck Haul

Broken ore is rehandled from a remuck with a 6yd LHD and is currently loaded into Atlas Copco MT42 trucks for hauling to surface. Due to the relatively low specific gravity of broken ore, the truck payload will be approximately 35 tonnes. There are plans and budget to purchase five new 50 tonne class underground haul trucks to accommodate the increased haul distance as mining progresses deeper.

16.3.7	Backfill

Stopes will be backfilled with unconsolidated waste rock. The backfilling practice at Bell Creek Mine includes backfilling stopes until full, then extracting sufficient fill to open the brow to create the initial void (slot) for blasting the adjacent (next) stope along strike. Waste rock generated from development activities will be the primary source of backfill. Waste rock from development and raising activities will be loaded into trucks and hauled to the backfilling sublevel, and dumped into a remuck. A 2 or 3.5yd LHD will remuck the waste rock from the remuck to the stope.

Technical Report, Bell Creek Mine, 27 March 2015	Page 112

There will not be sufficient waste rock generated from development activities to meet all backfilling requirements. Stockpiled waste rock from surface will backhauled underground in the 42 tonne haul trucks.

16.4	DEVELOPMENT

There will be four development crews (one ramp crew and three sublevel development crews) operating in 2015 through 2018. A ramp crew will complete the ramp development to 1165L and establish the initial infrastructure on each sublevel (generally the larger development headings). Three sill development crews will complete the accesses to the zones and ore and waste sill development along strike. The estimated development quantities are summarized in Table 16.1.

Table 16.1:     Estimated Development Metres

Item	Total (metres)
Ramp	4,306
Capital Infrastructure Waste	2,340
Operating Waste	7,503
Subtotal Waste Development	14,149
Operating Sill Ore	13,427
Subtotal Ore Development	13,427
Total Development	27,576

16.4.1	Ramp and Infrastructure Development

The ramp will be developed 5 metres wide x 5 metres high at a maximum gradient of 15 percent. The ramp development crew will prioritize the ramp face, with development to establish initial infrastructure on the previous sublevel as a secondary heading. The ramp development crew advance rate will be 6.0 metres per day when including remucks, establishing initial infrastructure on sublevels, safety bays, etc. The ramp floor will include a layer of ballast material and the roadway will be maintained by a grader to help reduce equipment maintenance requirements.

The main access to sublevels will be developed 5 metres wide x 5 metres high to accommodate haul trucks. Ancillary development such as electrical substations will be developed off the level access and will have dimensions to suit the purpose or to accommodate the size of the development gear. The infrastructure on sublevels will generally include:

•	Sublevel access drift.
•	Sump.
•	Electrical cut–out (load centres, starters, communications, etc.).
•	Remucks and truck turning/loading areas.
•	Material storage bays (on some levels).
•	Ore sill accesses.
•	Fresh air raise access drives.
•	Escapeway access drives (on some levels).
•	Refuge Stations (on some levels).

Technical Report, Bell Creek Mine, 27 March 2015	Page 113

There will be one ramp and infrastructure development crew per shift. The crew will consist of a lead miner and two development miners. The equipment used by the ramp crew will include a 2–boom jumbo, 6yd LHD, and a scissor lift. The development crew will drill and blast, muck to a remuck, and install ground support using stopers/jacklegs from the scissor lift deck. The crew will install ventilation and piping services and will remuck waste into a 36 or 42 tonne capacity haul truck. A fourth worker (haul truck operator) will haul the waste rock to another sublevel and dump into a remuck for use as backfill.

16.4.2	Sill Development

There will be three sill development crews per shift. Each crew will consist of a lead miner and two development miners. The equipment used by the sill crews will include a 1–boom jumbo and 2 or 2.5yd LHD. The development crew will drill and blast, muck to a remuck, and install ground support from a leveled muckpile. The crew will remuck ore/waste into a 36 tonne (or 42 tonne) haul truck and a fourth worker (haul truck operator) will haul ore to surface and waste to another sublevel for use as backfill.

Typical sublevel development (835L) is shown in Figure 16.7.

Figure 16.7:     835L Development (Plan)

Technical Report, Bell Creek Mine, 27 March 2015	Page 114

16.4.3	Primary Ground Support

Primary ground support will be installed in all underground excavations and will remain consistent with current practices. Standard primary ground support in development headings will include 1.8 metre resin rebar (1.2 metre x 1.2 metre pattern) with welded wiremesh screen installed in the back and shoulders to within 2.4 metres of the floor, and 1.2 Split Set bolts or 1.8 metre resin rebar bolts in the walls (also on a 1.2 metre x 1.2 metre pattern). Additional/alternate ground support measures may be required to accommodate local adverse ground conditions and may include shotcrete and/or cable bolts. The existing ground control quality control program will continue to be implemented.

16.5	RESOURCE ANALYSIS (DILUTION AND RECOVERY)

16.5.1	Mining Dilution

Two sources of dilution have been considered in establishing the Bell Creek Mine reserves.

Planned dilution includes low grade material and/or waste rock that will be mined and will not be segregated from the ore. Sources of planned dilution include:

•	Waste rock or low grade material that is drilled and blasted within the drift profile of ore sills and the overall grade of the “muck” justifies delivery to the mill.
•	Waste rock or low grade material within the confines of the stope limits. This includes internal waste pockets and footwall and/or hangingwall rock that has been drilled and blasted to maximize ore recovery and/or maintain favourable wall geometry for stability.

Wireframes have been designed for each stope in the mine plan. Planned dilution is directly reported from block model data within stope wireframes.

Unplanned dilution includes low grade resource, waste rock, and/or backfill from outside the planned drift profile or stope limits that overbreaks or sloughs and is mucked with the ore and delivered to the mill. Unplanned dilution has been calculated for each stope based on the local stope dimensions and geometry.

16.5.2	Mining Recovery

Two recovery factors have been considered in establishing the reserves.

Planned recovery includes the in–situ block model resource that will be accessed, developed, and mined. Any measured and indicated resource not included in the mining shapes (i.e. stopes) has not been included in the reserves. Reasons that some block model in–situ resource will not be recovered include:

•	A small volume that is separate from the main mining area and does not support the cost to develop and mine.
•	The resource terminates between sublevels and would require mining excess dilution to recover.
•	Random blocks within the block model that cannot be mined as part of an economic stope.
•	Resource left in pillars (sill pillars and rib pillars) adjacent to previously mined stopes that have been backfilled with unconsolidated waste rock.

Technical Report, Bell Creek Mine, 27 March 2015	Page 115

A mining recovery factor (unplanned recovery) has been applied to account for material that is planned to be mined within the confines of the stope wireframes, but will not be recovered due to factors such as:

•	Poor ground.
•	Blasting difficulties (ground does not break properly and cannot be recovered).
•	Ore geometry.
•	Broken ore that cannot be extracted (i.e. resting on the footwall, or around corners).
•	Unplanned ore pillars left in place.

A 95% unplanned mining recovery has been considered in estimating the probable reserves mined to surface.

16.5.3	Block Model In–Situ Cut–Off Grade

A 3.0 gram per tonne block model cut–off grade was used as an initial starting point to identify mining areas that require evaluation for potential mining. The assumptions made to establish the initial block model in–situ cut–off grade are summarized in Table 16.2:

Table 16.2:     Assumptions for Initial Block Model In–Situ Cut–Off Grade

Item	Value
Mining (includes general and administration)	$75.0 /t
Sustaining Capital Cost	$20.0 /t
Milling	$22.0 /t
Total Cost	$117 /t ($CAD)
Mill Recovery	94.5%
Gold Price $US	US$1,100 /oz
Exchange Rate	0.90
Gold Price $CAD	CAD$1,225 /oz
Block Model In–situ COG	3.0 g/t

16.5.4	Stope Shapes and Mining Plan

Based on the in–situ Indicated resource included in the Bell Creek block model, the following methodology was used to estimate the reserves.

1.

The block model was reviewed in plan and in section to identify measured and indicated resource above the cut–off grade, and to confirm the applicability of the longitudinal longhole mining method. Some of the Indicated resource material remains in sill pillars left in previous mining areas, while the majority of indicated material lies in recently developed and currently undeveloped areas.

2.

Sublevels were designed at 15 and 20 metre vertical intervals, and vertical sections were cut through the model along strike. On each vertical section, mining shapes were designed for each zone for each sublevel interval. The mining shapes were joined with adjacent sections to generate stope wireframes. A 2.4 metre minimum mining width was considered in the stope design. Note that there are some “blocks” that are in the block model, but are not included in stope wireframes. These are generally random blocks that are distant from planned mining areas and cannot be economically mined.

Technical Report, Bell Creek Mine, 27 March 2015	Page 116

3.	The in–situ tonnes and grade within each stope wireframe was extracted from the block model measured and indicated resource data. The in–situ tonnes and grade includes the planned dilution.
4.	The unplanned dilution was estimated for each stope based on the stope size and geometry.
	-	The total stope volume was determined from the stope wireframe.
	-	The stope hangingwall and footwall area was calculated from the stope dimensions.
	-	The unplanned dilution from the hangingwall and footwall was estimated based on the dip of the stope using the criteria in Table 16.3.
	-	Backfill dilution from the floor (0.5 metres) and the adjacent stope endwall (0.3 to 0.4 metres) was estimated based on the floor and endwall dimensions.

Table 16.3:     Hangingwall and Footwall Dilution Criteria

Item	Dip 50–60°	Dip 60–70°	Dip 70–80°	Dip 80–90°
Hangingwall Dilution	0.45m	0.40m	0.30m	0.20m
Footwall Dilution	0.45m	0.40m	0.30m	0.20m

5.	A 95% Mining Recovery factor was applied to the diluted resource for each stope.
6.

The resulting diluted and recovered resource for each stope was reviewed. Diluted and recovered stopes above cut–off were included in the mine plan. Stopes below cut–off were re– designed to optimize the wireframe by reducing the stope size, or including a portion of the adjacent stope.

7.	The sill development was removed from the stope resource and the development tonnes and grade distributed based on the development schedule.
8.	A mine design was prepared for the identified resource, and schedule and costs applied to determine the overall economics.

16.5.5	Estimated Reserve

From the mine plan, incremental, marginal, and overall mine economic cut–off grades were determined and used to finalize the estimated reserves. The incremental, marginal, and overall mine economic COGs are summarized in Table 16.4.

Table 16.4 :     Incremental, Marginal, and Overall Mine Economic COG

Item	Value
Mine Operating and Site General Costs	$77.0 / tonne
Mill Operating Cost	$22.0 / tonne
Mill Recovery	94.5%
Gold Price ($US)	$1,100
Exchange Rate	0.90
Gold Price ($CAD)	$1,225 / ounce
Incremental Cut–Off Grade	2.7 g/t
Sustaining Capital Cost	$35.0 / tonne
Marginal Cut–Off Grade	3.6 g/t
Risk adjusted Rate of Return	15%
Overall Mine Economic Cut–Off Grade	4.2 g/t

Technical Report, Bell Creek Mine, 27 March 2015	Page 117

A development schedule, production profile, and mine design has been completed to estimate the capital and operating costs required to access, develop, and extract the Bell Creek Mine proven and probable reserves. When evaluating sublevels and stoping blocks, overall economics were considered including factoring in a risk free rate of return and profitability. A life–of–mine cash flow analysis has been completed to demonstrate that the proven and probable reserves support the operating costs and sustaining capital expenditures.

The diluted and recovered resource was estimated for each stope included in the mining plan. The estimated proven and probable reserves that have been included in the Bell Creek Mine plan are summarized by sublevel in Table 16.5.

Table 16.5:     Bell Creek Mine Estimated Proven and Probable Reserves

Sublevel	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
2014 Year–End Broken Inventory	25,123	3.2	2,587
445	3,582	5.0	577
460	5,934	4.3	819
475	4,346	3.8	531
490	8,802	3.5	986
505	15,574	4.6	2,295
520	10,744	4.5	1,567
535	4,373	3.9	543
550	2,680	3.2	277
565	3,880	2.9	363
595	6,106	3.4	669
610	2,721	3.4	294
670	21,408	3.5	2,396
685	19,213	3.9	2,427
700	29,334	3.4	3,241
715	26,284	3.6	3,066
730	40,769	4.2	5,532
745	40,135	4.8	6,128
760	32,475	4.3	4,527
775	29,090	4.9	4,600
790	41,931	4.0	5,361
805	34,326	3.4	3,739
820	41,278	3.8	5,041
840	54,577	3.8	6,713
860	51,884	3.7	6,155
875	37,989	4.3	5,219
895	48,387	4.1	6,348
915	81,279	3.8	9,841

Technical Report, Bell Creek Mine, 27 March 2015	Page 118

Sublevel	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
930	54,865	4.3	7,572
950	88,276	4.7	13,187
965	108,070	4.8	16,813
985	54,202	5.2	9,134
1000	112,189	5.6	20,121
1020	117,766	5.2	19,636
1040	62,781	4.5	9,024
1055	91,806	4.5	13,264
1075	84,261	4.2	11,328
1090	45,727	4.9	7,133
1110	76,379	5.6	13,691
1130	70,215	5.9	13,351
1150	30,434	5.2	5,068
1165	71,101	5.4	12,441
Total	1,792,295	4.6	263,608

1.	The effective date of this report is December 31, 2014.
2.

The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43–101 requirements.

3.	Mineral reserves are based on a long–term gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
4.	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral reserves incorporate a minimum cut–off grade of 2.7 grams per tonne. The cut–off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.

The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice– President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of Lake Shore Gold.

16.6	DEVELOPMENT SCHEDULE

Development and stoping activity schedules have been completed for the Bell Creek Mine using MS Project. Mining activities are resourced in the schedule and dumped into MS Excel spreadsheets for reporting.

16.7	PRODUCTION PROFILE

The Bell Creek mine will operate two shifts per day, seven days per week. Underground crews and maintenance workers will work 10.5 hour shifts. Management, administration, and technical services staff will work eight–hour days from Monday to Friday, with appropriate coverage as required during weekends. Annual production has been based on operating 363 days per year.

Technical Report, Bell Creek Mine, 27 March 2015	Page 119

Production will remain steady in Year 1 and Year 2 averaging approximately 770 tonnes per day while capital and operating development activities continue down to the 1165L. New mining blocks developed will contain more tonnes than previously mined blocks, providing an opportunity to bring multiple blocks in production simultaneously. In Year 3 through Year 5, development activities will reduce and development personnel and equipment will transition to support production activities. During these three years, production will increase and average approximately 1,000 tonnes per day.

All production activities have been scheduled in Microsoft Project.

16.7.1	Production Summary

The life of mine production profile (based on the proven and probable reserves) is summarized in Table 16.6, and shown graphically in Figure 16.8 and Figure 16.9. Annual ounce production is presented as a range (upper and lower). The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

Table 16.6:     Production Summary

Item	Total	Current Inventory	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Tonnes	1,792,295	25,123	279,366	282,490	358,370	367,450	367,159	112,337
Average TPD			765	774	982	1,167	1,049	749
Grade	4.6	3.2	4.1	3.8	4.3	5.0	5.4	4.8
Ounces – Upper Range			40,600	38,200	54,200	64,900	70,200	19,000
Ounces LOM Plan	263,608	2,587	36,951	34,762	49,265	59,030	63,784	17,229
Ounces – Lower Range			33,300	31,300	44,300	53,100	57,400	15,500

Note: The reserves LOM production profile does not necessarily reflect company guidance.

Figure 16.8:     Production Summary (Tonnes)

Technical Report, Bell Creek Mine, 27 March 2015	Page 120

Figure 16.9:     Production Summary (Ounces)

16.8	PRODUCTION EQUIPMENT

The existing development, production, and auxiliary underground equipment fleet will continue to be used, with 50 tonne capacity underground haul trucks added to the fleet to support hauling from deeper in the mine. The mobile equipment fleet is summarized in Table 16.7.

Table 16.7:     Underground Mobile Equipment Fleet

Equipment Type	Purpose	Operating Units
2–Boom Jumbo	Dev	2
1–Boom Jumbo	Dev	3
LHD – 8 yd	Prod	1
LHD – 6 yd	Prod/Dev	3
LHD – 3.5 yd	Prod/Dev	3
LHD – 2 yd	Prod/Dev	4
LHD – 1.5 yd	Services	1
42 Tonne UG Haul Truck	Dev	2
50 Tonne UG Haul Truck	Prod	5
Scissor Lift	Services	3
Flat Deck Boom Truck	Services	1
Grader	Services	1
Forklift / Manitou	Services	2
Mancarrier / Tractor	Services	2
Minecat / Forklift	Services	2
Toyota	Services	5
Total		40

Technical Report, Bell Creek Mine, 27 March 2015	Page 121

16.9	VENTILATION

Ventilation requirements have been estimated based on providing 0.06 cubic metres per second (cms) of fresh air per kilowatt (kW) of mobile equipment diesel power (including factors for availability and utilization), for the equipment anticipated to be operating. The estimated ventilation requirements are shown in Table 16.8.

Table 16.8 :     VentilationRequirements

Equipment Type	Operating Units	Availability	Utilization	Engine KW	CMS Required
2–Boom Jumbo	2	90%	20%	58	1.4
1–Boom Jumbo	3	90%	20%	40	1.4
LHD – 8 yd	1	83%	50%	250	6.6
LHD – 6 yd	3	88%	52%	186	16.2
LHD – 3.5 yd	3	88%	52%	171	14.9
LHD – 2 yd	4	82%	30%	86	5.4
LHD – 1.5 yd	1	90%	10%	51	0.3
42 Tonne UG Haul Truck	2	86%	50%	390	21.2
50 Tonne UG Haul Truck	5	86%	80%	488	106.5
Scissor Lift	3	90%	10%	86	1.5
Flat Deck Boom Truck	1	85%	60%	130	4.2
Grader	1	20%	75%	82	0.8
Forklift / Manitou	2	80%	10%	74	0.4
Mancarrier / Tractor	2	80%	10%	74	0.4
Minecat / Forklift	2	85%	25%	74	2.0
Toyota	5	50%	30%	100	1.9
Subtotal	40				185.1
Contingency 15%					27.7
Total CMS					212.8

16.9.1	Fresh Air Supply

Based on the anticipated diesel equipment fleet, an estimated 213 cubic metres per second (cms) of fresh ventilation air will be required and 214 cms is planned to be delivered underground.

Fresh air will continue to be provided via the existing 4 metre diameter fresh air raise (FAR) from surface. To overcome increased ventilation pressures as mining progresses deeper, a second fan (447kW– 84”–600hp) has been installed on the surface FAR. Air is currently transferred via internal fresh air raises to the 760L. A 4.0 metre diameter raisebored raise will connect the FAR from 670L to 805L and is scheduled to be completed by the end of May 2015. The internal fresh air raise system will be extended in increments (4 m x 30 m drop raises) as the ramp development progresses from 805L to 1165L. At each ventilation raise access, a ventilation wall will be constructed and auxiliary fans will direct air to the workplace from the ramp through flexible ventilation ducting.

Technical Report, Bell Creek Mine, 27 March 2015	Page 122

16.9.2	Exhaust Air Return

Used ventilation air will continue to exhaust from the mine via the ramp, shaft, and 240L–Surface return air raise (RAR). There will be no exhaust fans utilized.

16.9.3	Secondary Egress

The main ramp from surface will be the primary access to and from the mine.

The secondary egress from surface to 240L station will be via the existing manway in the shaft. Below 240L station, the main ramp and internal raises equipped with ladder ways will provide a second access route.

16.9.4	Mine Air Heating and Cooling

The existing surface ventilation heating plant consists of two ACI–Canefco Inc., MAH 250 mine air heaters (22 MBTU). These heaters will continue to be used for the life–of–mine. The mine design extends to 1,165 metres below surface. Mine air cooling requirements are not anticipated for mining at this depth.

A simplified long section view schematic of the ventilation and escape way system is shown in Figure 16.10.

Technical Report, Bell Creek Mine, 27 March 2015	Page 123

Figure 16.10:     Ventilation System and Second Egress

Portal
FAR
RAR
214 CMS
130 CMS
96 CMS
140 CMS
135 CMS
Legend
Return Air
FLOW CMS
Previously Used Air
FLOW CMS
Fresh Air
FLOW CMS

16.10	PERSONNEL

An existing group of management, environmental, technical services (engineering/geology), administration, maintenance, supervisory, and production personnel will continue to operate the site.

The estimated annual personnel required are summarized in Table 16.9.

Technical Report, Bell Creek Mine, 27 March 2015	Page 124

Table 16.9:     Mine Personnel

Classification	No.
Site Management
Mine Manager	1
Mine Superintendent	1
Mine General Foreman	1
Administration Staff
HR Administrator	1
Reception/Office Administrator	1
Purchasing	1
Warehouse Worker	1
Engineering Staff
Chief Mine Engineer	1
Senior Mine Engineer	1
Mine Planner / Mine Tech	1
Surveyor	1
Engineer in Training	2
Geology Staff
Chief Geologist	1
Senior / Resource Geologist	1
Mine Geologist	2
Drill Geologist	2
Core Shack Technician	1
Health and Safety
Safety Coordinator*	1
Trainer*	1
OH&S Nurse*	1
Environmental
Environmental Coordinator*	1
Environmental Technician*	1
Mine Operations Staff
UG Shift Supervisor	4
Electrical Superintendent*	1
Electrical Foreman	1
Maintenance Foreman	1
Maintenance Planner	1
Subtotal Staff	33
Construction/Services – Hourly Indirect
Construction /Rehab Miner	2
Underground Labourer	4
Maintenance – Hourly Indirect
Lead Mechanic	1
Mechanic	12

Technical Report, Bell Creek Mine, 27 March 2015	Page 125

Classification	No.
Welder / Millwright	1
Electrician	6
Subtotal Hourly Indirect	26
Mine Direct Hourly Direct
Lead Development Miner	4
Development Miner 1	24
Raise Miner	2
LHD Operator	14
Haul Truck Operator	16
Backfill Operator	4
Longhole Driller/Blaster (contractor)	16
Subtotal Hourly Direct	80
Total Personnel	139

*Shared with the Bell Creek Mill and/or Timmins West Complex

16.11	UNDERGROUND MINE SERVICES

The underground mine services include electrical power distribution and communications, compressed air, service water, and dewatering.

16.11.1	Electrical Distribution and Communication

The main trunk of the electrical and communications distribution systems are already in place and will expand as the mine develops into new production areas.

Power will continue to be delivered underground via electrical cables installed in the existing ramp, ventilation raise, escape–ways, and in the shaft. The underground power distribution system includes:

•

A 2MVa, 27.6kV/4,160V transformer/substation located near the portal distributes 4,160V via the ramp to 370L then through boreholes to 655L. Feeds substations at 60L (750kVa), 120L (750kva), 300L (750kva), 330L (750kva), 365L (750kva), 460L (750kva), 520L (1,000kva), 550l (1000kva), 580ml (1000kva), 610L (1000kva) and the 655L (1000kva).

•

A 5MVa, 27.6kV/13.8kV transformer/substation located near the headframe distributes 13.8kV through the ventilation raise to a 120L 2MVa, 13.8kV/4,160V transformer/substation at the 120L. The 120L substation distributes power through a series of boreholes and escape–ways to feed the substation at 685L (1000kva), 700L (1000kva), 730L (1000kva), 760L (1000kva) and 790L (1000kva).

•	A 3,750kva Transformer located near the hoist–room distributes power down the shaft to 60L, 120L, and 240L. This supplies the power for the main pumping station at 240L (750kva).

As the mine expands to 1165L, electrical substations (mine load centres) will be located in electrical cut– outs on sublevels.

The existing “leaky feeder” communications system main trunk line is located in the main ramp and will be expanded to the new working ramps.

Technical Report, Bell Creek Mine, 27 March 2015	Page 126

A fibre optic cable is used for gas monitoring, phone and network communications and runs from surface, down the ventilation raise, to the 120L electrical cut–out. From the 120L fibre optic is distributed through the main ramp and a series of boreholes and raises to operating sublevels in the mine.

16.11.2	Compressed Air

The site currently has two 1,600 cfm, 300hp Sullair air compressors and two rental 700 cfm, 150hp compressors located 730L and 745L, supplying the underground pneumatic powered equipment. A new 1600 cfm 300hp LS25S –300L Sullair Rotary Screw air compressor will replace the two rental units in 2015.

Compressed air is delivered underground via piping in the ramp (152mm diameter) and via the shaft (152mm diameter). The underground compressed air distribution system consists of steel piping installed in the ramps and sublevels. Underground compressed air usage includes:

•	Jackleg and stoper use for ground support installation and construction.
•	Pneumatic Anfo loaders.
•	Blasthole/bootleg cleaning for development rounds.
•	Pneumatic longhole drills.
•	Longhole cleaning.
•	Refuge station ventilation (pressurizing).
•	Pneumatic cylinders for door controls.
•	Pneumatic pumps for local dewatering.

16.11.3	Service Water

All service water required for underground drilling operations, dust suppression, and washing work places is supplied from a sump at 60L that collects clean, natural water inflow from the surrounding rock mass. Water from the collection sump is pumped into a containment tank. A submersible pump in the tank feeds a 102mm diameter steel pipe in the ramp system that gravity feeds all sublevels in the mine.

16.11.4	Mine Dewatering

Water inflow from the rock mass and service water used for drilling activities and dust suppression is currently collected in local sumps and directed to main sumps/pump stations at the 120L and 240L through a network of drain holes, pumps (19hp Flygt and 30hp Tsurumi), and dewatering lines in the ramp (including a shaft bottom pump). The 120L pump station includes 2 x 140hp Flygt pumps and the 240L pump station includes 2 x 250hp Technojet MH125–150a multistage pumps. Both pump stations feed a 152 mm diameter steel pipe in the shaft. At surface, the mine water is directed to the polishing pond and/or mill clear water pond.

As the mine expands into new production areas, additional sumps and pumps will be constructed and will feed into the existing dewatering system. The pump stations will transfer water to the main sump at 240L.

Technical Report, Bell Creek Mine, 27 March 2015	Page 127

16.11.5	Roadbed Material

The maintenance of roadways will be essential in reducing the mobile equipment operating and maintenance costs and achieving high haulage truck availability.

Crushed/screened rock will be prepared for use underground and will be delivered underground and distributed via production equipment and spread using the existing grader.

16.12	MATERIALS SUPPLY

The Bell Creek Mine is well positioned in the established Timmins mining district. Consumable materials and external services required to support the mining operation will continue to be sourced from local businesses or from other nearby mining centres (such as Sudbury, Kirkland Lake, North Bay, and Rouyn– Noranda). A number of contracts have been established to support current site activities and these will be amended as required to meet production demands.

16.13	MAINTENANCE

There are existing maintenance facilities on surface to support maintenance of surface equipment and equipment brought to surface from underground. Mobile equipment will be brought to the shop for servicing, preventive maintenance, and repairs. A mechanic will be available (each shift) to service certain mobile equipment (such as longhole drills and jumbos) underground and tend to minor breakdowns in the field.

16.14	SAFETY

The site has existing health and safety programs in place as required by the Ontario Occupational Health and Safety Act and Regulations for Mines and Mining Plants. There is an existing Joint Health and Safety Committee and Mine Rescue Team and training facilities.

There is currently a full time Safety Coordinator on site (shared with the mill) and this position will remain filled for life of mine operations. The Safety Coordinator will maintain site safety programs and initiatives. There will be a trainer on staff.

16.15	GEOMECHANICAL

LSG contracts Mine Design Engineering (MDEng) for geomechanical engineering support for the Bell Creek Mine. In May 2013, MDEng completed a review of the minimum ground support standards, sill pillar stability, and stope dilution potential. The review included a geotechnical data collection program of the 550, 565, 580, 595, 610, and 625 Levels. The executive summary from the review report follows.

Mine Design Engineering has been retained by LSG to complete a review of the Bell Creek ground support standards, provide recommendations for the thickness of pillars to be left under uncemented rock fill, and complete an ELOS (Equivalent Linear Overbreak or Sloughage) assessment of dilution potential. In addition to these analyses items a geotechnical data collection program has also been completed involving geotechnical mapping of the 550, 565, 580, 595, 610 and 625 Levels.

Technical Report, Bell Creek Mine, 27 March 2015	Page 128

More than 1,000 structural measurements were made during the April 2013 geotechnical data collection campaign. From this data, the rock mass conditions have been characterized for Bell Creek Mine (550 to 625 Levels).

•	The structural fabric is dominated by well-developed foliation parallel jointing. Foliation jointing is bi-polar in nature (Set A/A’). Foliation jointing is typically smooth and planar. Joint surfaces are either clean or coated with mineral infilling. Foliation parallel jointing is typically closely spaced (10cm) and spacing typically decreases in proximity to foliation parallel shears.
•	A well-developed sub-horizontal joint set (B) is characterized by smooth to rough and planar or stepped joints with thick calcite infilling and joint spacing in the order of 0.5 to 1 metre.
•	A weakly defined joint set (C) does occur; however, this set is not consistently observed in all mapping areas. Set C (typically clean, smooth to rough and planar) may be considered a random feature.
•	Random jointing is considered rare at Bell Creek.
•	Slips and shears commonly feature breccia and gouge with calcite, chlorite and graphitic mineral infilling and are typically parallel to the east-west striking sub-vertical structural fabric.
•	The rock mass is highly anisotropic.
•	By RMR classification the Bell Creek rock mass ranges from fair to very good quality, and is typically good. By the Q classification system the Bell Creek rock mass ranges from very poor to very good, and is typically fair.
•	Rock mass quality was observed to be locally reduced near shears (particularly near shear zones with heavy graphitic mineral infilling).

A review of the Bell Creek ground support standards has been completed. It has been concluded that:

•	The bolting patterns specified for varying spans are adequate for back support at Bell Creek.
•	Support design should be locally assessed where adverse ground conditions are encountered (i.e. where shears or faults occur) or for spans exceeding 9 metres in temporary openings and 11 metres in permanent openings.
•	The current sidewall support standard for 1.5 metre split sets is adequate for 3 metre drift heights. It is recommended that the support standard for sidewalls in drifts 3 to 5 metres in height be changed to 1.8 metre rebar on a 1.2 metre x 1.2 metre pattern. For drifts 6 metres in height 2.4 metre rebar should be utilized on the same 1.2 metre x 1.2 metre pattern. If sidewall height exceeds 6 metres in height site-specific support should be designed by a qualified engineer.
•	Screen should be brought to within 1.5 metres of the floor and be installed with 3 squares of overlap. Note: This recommendation has since been revised to within 2.4 metres of the floor.
•	It is recommended that wide spans be instrumented with multi-point borehole extensometers (MPBXs) in order to measure ground deformations (and subsequently estimate support loads).

Empirical assessment of HW dilution potential suggests that 0.75 to 1.25 metres of equivalent linear overbreak/sloughage can be expected from stope hangingwalls (at roughly 600 metre depth). It may be possible to minimize hangingwall instability with cablebolts installed perpendicular to foliation jointing from hangingwall development drives and avoidance of undercutting the hangingwalls with the lower sill development drives.

Technical Report, Bell Creek Mine, 27 March 2015	Page 129

Numerical models have been used to assess sill pillar thickness requirements, it has been recommended that:

•	Sill pillars over stopes with hangingwall to footwall spans less than 4 m wide be designed with a width to height ratio of 2 (2 metre wide stope = 4 metre sill pillar).
•	Sill pillars over stopes with hangingwall to footwall spans equal to or greater than 4 metres wide be designed with a width to height ratio of 1.5 (4 metre wide stope = 6 metre sill pillar).
•	Sill pillar width to height ratios should be re–evaluated as mining continues to depths below 650 metres. Evaluations of sill pillar performance should be utilized to verify the assumptions made for numerical modeling (i.e. in–situ stress magnitudes, and UCS).

As mining progresses to depth and the extraction ratio increases it may be advisable to introduce a microseismic monitoring system. A cost/benefit assessment of a microseismic system will be largely influenced by long–term mine plans.

The following geomechanical action items are recommended for Bell Creek:

•	It is recommended that stress modeling be completed to mitigate risks to production and safety associated with elevated magnitudes of mine induced in–situ stress conditions. Numerical modeling can also be used to assess the siting of permanent underground infrastructure (i.e. ramps, shops, refuge stations) so as to minimize the risk of these excavations being exposed to high mine induced stress magnitudes.
•	It is recommended that semi–annual reviews by a rock mechanics expert be scheduled. These reviews should typically take 4 or 5 days and involve underground inspections to assess changes to ground conditions and support system quality as well as reviews all geomechanical aspects of mine plans.

In February 2015, MDEng completed a site visit to inspect ground support conditions and provide a high– level geomechanical review of the mine plans. Observations and recommendations from the site visit have been documented in a technical memo issued by MDEng on February 28, 2015 titled “Summary of February 2015 Site Visit”. The site visit included:

•	Observation of cable bolting practices and recommendations for quality control improvements.
•	Observation of primary ground support practices and recommendations for quality control improvements.
•	Observation of ground support material storage practices.
•	Observation of general ground conditions and areas where ground support rehabilitation is recommended.
•	Recommendations for further geotechnical data collection programs on new sublevels.

The site visits and reviews by rock mechanics experts are planned to continue at Bell Creek Mine.

Technical Report, Bell Creek Mine, 27 March 2015	Page 130

17.0	RECOVERY METHODS

Ore from the Bell Creek Mine is milled exclusively at the Bell Creek Mill located approximately 6.7 kilometres north of Highway 101 in South Porcupine, Ontario. The current 3,300 tonne per day processing plant consists of a one stage crushing circuit, ore storage dome, one–stage grinding circuit with gravity recovery, followed by pre–oxidation and cyanidation of the slurry with CIL and CIP recovery. Ore from the Timmins West Mine is also trucked to the Bell Creek Milling facility for processing.

17.1	HISTORY

The Bell Creek Mill was established as a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery. Between 1987 and 1994 the mill processed 576,017 short tonnes of Bell Creek ore grading 0.196 ounce per short tonne Au (112,739 recovered ounces). The historical gold recovery was approximately 93 percent. Additional tonnage from the Marlhill Mine, Owl Creek open pit, and Hoyle Pond Mine was processed prior to the mill being placed on care and maintenance in 2002. During this period several improvements and additions were implemented to increase tonnage throughput from the original 350 tonnes per day to 1,500 tonnes per day. Lake Shore Gold (LSG) purchased the mill in 2008 and re–commissioned the mill for operation in 2009 at 1,000 tonnes per day. The mill was expanded to 2,000 tonnes per day in the fourth quarter of 2010 and was further expanded to 2,500 tonnes per day in 2011. Phase 2 of the mill expansion (increasing throughput capacity to 3,300 tonnes per day) was completed in the third quarter of 2013.

17.2	BELL CREEK MILL PROCESS DESCRIPTION

Ore from the Bell Creek Mine is dumped directly onto a 16” by 16” grizzly at the truck dump and a remote controlled rockbreaker is used to break up the oversized material. The ore is fed with an apron feeder to a series of conveyors reporting to a scalping grizley feeder in the crushing building. The openings between the fingers on the grizley feeder are 3.5”, with the oversize reporting to a 44” x 34” C110HD Metso jaw crusher. The jaw crusher is set to a closed side setting of 4”. The discharge from the crusher is combined with the –3.5” material from the grizley feeder and conveyed to the ore storage dome. The dome has a 20,000MT storage capacity, 6,000MT of which is live. Three apron feeders pull ore from the dome and convey it to the SAG mill building.

The grinding circuit consists of one 22’ diameter by 36.5’ length low aspect ratio Metso SAG mill and is powered by twin 6,250 hp (4,600 kW) motors. The SAG mill is a repurposed ball mill converted to a SAG by installing ½” grates and a trommel with ¾” openings. Oversize from the trommel reports to a collection bin which is fed back into the SAG mill feed chute. Undersize from the trommel reports to a pumpbox which feeds a cyclopac equipped with 6 outlets. Four of the outlets are fitted with 20” Krebs gMAX cyclones, and the other two outlets are capped and available for possible future expansion. The SAG cyclone overflow reports to the thickener feed box and the underflow reports back to the SAG mill. A portion of the cyclone underflow is fed to a 30” Knelson. Knelson concentrate is collected in a hopper and is pumped daily to the refinery for further treatment, while the Knelson tails flow by gravity back to the SAG mill. Target grind is 80% passing 200 mesh.

Flocculent is added to the cyclone overflow and is pumped to a 20 meter diameter thickener. The slurry from the cyclones is 25–35% solids by weight with the thickener underflow at 55% solids by weight. The thickener overflow water is pumped to the process water tank and reused in the grinding process. The thickener underflow slurry is pumped to the leach circuit. The leach circuit consists of five agitated tanks in series with a total volume of 1,940 cubic meters. Pure oxygen is sparged into the first three leach tanks to passivate the contained pyrrhotite in the ore, as well to maintain a target dissolved oxygen level, which is required for efficient gold dissolution in cyanide. Cyanide is then added to leach tank #4, or #5.

Technical Report, Bell Creek Mine, 27 March 2015	Page 131

There are three carbon–in–leach (CIL) tanks equipped with Kemix screens having a total volume of 7,500 cubic meters. The first tank (CIL #5) operates without carbon, so it is essentially a leach tank. The second (CIL #2) and third (CIL #1) tanks contain roughly 8 grams of carbon per liter of slurry. The circuit will reach equilibrium for loading of the carbon with the grade of the loaded carbon in the range of 2,500 to 4,500 grams per tonne. Loaded carbon is pumped from CIL #2, screened, washed, and then transferred to the loaded carbon tank. Carbon in the CIP and CIL tanks is advanced counter–current to the flow of slurry in the circuits.

The slurry from CIL #1 tank reports to the carbon–in–pulp (CIP) circuit, and is split into two trains of three CIP tanks in parallel with approximately 45 grams of carbon per liter of slurry. Recovery of the gold from the carbon is a batch process with carbon being stripped at a rate of 3.5 tonnes per batch. The turnaround time between batches is 24 hours. Carbon can be cleaned with acid, reactivated with the kiln and reused in the circuit.

The loaded solution from the strip circuit is passed through two electro–winning cells in the refinery. The gold collects on the cathodes in a sludge form. The cells are washed weekly and the sludge is collected in filter bags and dried. The dried sludge is then mixed with reagents and melted in the induction furnace. Gold bullion bars are poured when the melt is completed.

The gravity gold material collected from the Knelson concentrator is transferred to the refinery and a gravity table is used to increase the gold content. The concentrate is then dried, reagents are added and the material is melted in the induction furnace. The gravity concentrate and the CIP gold sludge are melted separately due to the differing amounts of reagents used in each, and to more accurately determine recoveries in each circuit.

17.3	METALLURGICALBALANCE

A metallurgical balance is conducted daily based on the tonnage from the 4 roller belt weightometer located on the feed conveyor to the SAG mill. The total tonnage, corrected for moisture, and assays from the daily sample campaign are used to produce the balance. All samples are assayed in accordance with typical assay standards and a QA/QC program is in place to ensure the integrity of the assay lab processes. The main components used to calculate the daily balance are the thickener underflow solids and solution, the weight of gravity gold collected, the estimated grade and moisture content of the gravity gold collected, and the tailings sample solids and solution. The daily metallurgical balance is a best estimate of daily production which must then be reconciled with the circuit inventory and bullion poured (this reconciliation is performed on a monthly basis). All areas of the circuit are sampled for tank level, percent solids, solids grade, solutions grade, carbon concentrations and grade (where applicable). As the carbon contains the majority of the gold in inventory, strict care is taken to ensure sampling is performed correctly.

The final clean out of the electro–winning cell is completed by the refiner or his designate, under security control. All sludge is collected and dried. The washed cathodes from the cells are weighed and the weights are recorded to determine whether any plating buildup is occurring. The dried cell sludge and the gravity concentrate collected over the same period are smelted and bullion bars are poured. The bars are stamped and their weights are recorded and verified. Bullion samples are taken and are assayed at the Bell Creek Lab. These sample results are used in the metallurgical balance.

Technical Report, Bell Creek Mine, 27 March 2015	Page 132

Figure 17.1:     Simplified Milling Process and Sampling Points

ORE DOME
#16 belt - location of weightometer, moisture sample taken once per week, by stopping mill feed
GRINDING CIRCUIT
Table concentrate is weighed, Au grade and moisture content is estimated.
THICKENER
Thickener underflow automatically sampled for solid and solution assays
LEACH TANKS
Leach tails manual sample for solid and solution assays
CIL CIRCUIT
CIL tails manual sample for solids and solution assays
C.I.P. CIRCUIT
C.I.P. tails auto sampler for solid and solution assays.
Carbon in CIL and CIP are routinely sampled for gold loadings. Loaded and stripped carbon are sampled every strip to ensure process is functioning properly.
TAILINGS STORAGE FACILITY
REFINERY
Bullion assays performed on gold bars poured from EW sludge and gravity table concentrate

Technical Report, Bell Creek Mine, 27 March 2015	Page 133

17.4	ACTUAL MINERAL PROCESSING RESULTS OF BELL CREEK MATERIAL

The actual processing results of Bell Creek Mine material are shown in Table 17.1 below.

Table 17.1:     Bell Creek Mine Material Processed in 2012

Ore Type	Tonnes Processed	Grade (grams Au/tonne)	Recovery
Bell Creek	182,313	3.88	95.1%

Gold recovery from all Bell Creek Mine material has met expectations established by test work completed prior to plant start–up. All material yields a consistent high recovery and consistent grade. The average grind size to achieve these recoveries is a P80 of 75 micron. All reagent consumptions remained at expected levels for the different materials processed. Gravity recovery averaged 25% to 30% through this operational period.

Technical Report, Bell Creek Mine, 27 March 2015	Page 134

18.0	PROJECT INFRASTRUCTURE

The project infrastructure has been described in Item 16 (Mining Methods) and in Item 13 (Mineral Processing and Metallurgical Testing).

Technical Report, Bell Creek Mine, 27 March 2015	Page 135

19.0	MARKET STUDIES AND CONTRACTS

Markets for the gold produced by the Company are readily available. These are mature, global markets with reputable smelters and refiners located throughout the world. Markets for doré are readily available.

According to the World Gold Council, the average gold price declined from 2012 to 2013 as investors in western markets exited their positions in gold exchange traded funds. Strong demand in jewelry from growing incomes in the emerging markets has continued to provide price support over the next few years.

The Company has numerous contracts with external third party entities, none of which are considered individually material to the overall economics of the Company.

Technical Report, Bell Creek Mine, 27 March 2015	Page 136

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	REGULATORY AND FRAMEWORK

This section provides an overview of the environment related authorizations that are required for the operation of Bell Creek Complex (i.e. the Bell Creek Mine and Bell Creek Mill). Legislation related to routine operational monitoring, reporting, and notifications is not discussed herein.

20.1.1	Provincial Environmental Assessments

Mining projects, normally being private projects, are generally not subject to the Environmental Assessment Act unless designated. If a project becomes designated, then the project must complete an Individual Environmental Assessment (EA) prior to any permits being issued.

The provincial environmental assessment process is often triggered by specific components of a project rather than the entire project itself.

A Class EA process may apply to the project as a result of approvals under the Ministry of Natural Resources and Forestry (MNRF). Typically, Class EAs are required for work on roads and dykes, roads and water crossings, stream bank rehabilitation work, and related construction including dredging and filling activities. The Class EA must be completed prior to the issuance of the Land Use Permit or Work Permit under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively.

Class EAs may also be triggered for approvals issued by the Ministry of Transportation (MTO) as a result of construction or re–alignment of a provincial highway during the development of a mining project. Some transmission lines and transformer station projects are also subject to review under the Class EA for minor transmission facilities.

20.1.2	Federal Permits

The Canadian Environmental Assessment Act (CEAA) applies to mining projects for which the federal government exercises authority on some aspect of the Project. For mining projects, the CEAA process is usually triggered when activities listed in “Regulations Designated Physical Activities” are matched and/or exceeded. Once this is determined the project is measured with Item 5 of the regulation (CEAA 2012).

Once the possibility exists of an activity potentially requiring an authority, a Project Description must be submitted to the agency, the Federal permitting process is timed for 365 days not including any additional requests required by the agency.

20.1.3	Provincial Permits

Ministry of Northern Development and Mines

Provincially, the Ministry of Northern Development and Mines (MNDM) is the lead agency for mining projects in Ontario. Mine production triggers requirements under Part VII of the Mining Act. These requirements include notifications, public and First Nations consultation, closure plans and financial assurance. Approval of a closure plan provides rights for the company to proceed under the Mining Act.

Technical Report, Bell Creek Mine, 27 March 2015	Page 137

Mine production is not allowed on unpatented mining claims and public notice is mandatory for mine production.

Ministry of the Environment and Climate Change

The Ministry of the Environment and Climate Change (MOECC) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into water, land and the atmosphere. The MOECC will administer the following permits for the Bell Creek Complex:

•	Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment – Ontario Water Resources Act (OWRA).
•	Water taking permits – OWRA.
•	Industrial Sewage Works Permit – OWRA.
•	Solid waste management (waste generator registration) – Ontario Environmental Protection Act (EPA).
•	Noise/air emissions – EPA.

Currently, the Bell Creek Complex operates under the following permits issued by the MOECC:

•	Permit to Take Water # 6153–84WPMB issued April 28, 2010
•	Amended Environmental Compliance Approval (Industrial Sewage) No. 9641–9SSJTH issued January 16, 2015
•	Amended Environmental Compliance Approval (Air) No. 0303–9G8RUY issued March 21, 2014
•	Waste Generator No. ON7562685.

Ministry of Natural Resources and Forestry

The MNRF issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively. The MNRF will administer the following permits for the Bell Creek Complex:

•	Forest Resource Licenses which are issued for the cutting of crown owned timber (Crown Forest Sustainability Act
•	Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required – Public Lands Act (PLA).
•	Work permits for such things as creek crossings or impoundment structures (dams) – Lakes and Rivers Improvement Act (LRIA).

20.2	ENVIRONMENTALIMPACTS

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore Gold (LSG) staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per LSG’s operating permits. Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

Technical Report, Bell Creek Mine, 27 March 2015	Page 138

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long–term impact to the area. An overview of the Bell Creek Complex water management plan has been summarized in Figure 20.1.

Figure 20.1:      Bell Creek Complex Water Management Plan

20.3	ENVIRONMENTAL MONITORING PROGRAM

Environmental monitoring will be conducted in accordance with regulatory requirements. The monitoring program will be compiled in a database to assure compliance with all regulations. General components of the environmental monitoring program are described in the bullets below.

•	Thrice weekly sampling during discharge to the Porcupine River as per the Municipal Industrial Strategy for Abatement (MISA), Environmental Compliance Approval (ECA) # 9641–9SSJTH and the Metal Minning Effluent Regulations (MMER).
•	Weekly sampling, during discharge to the Porcupine River, as per the MISA, ECA # 9641–9SSJTH and MMER. Thrice weekly sampling (quality control sampling) of mine water discharge into the Polishing Pond
•	Semi–annual sampling and analysis of groundwater at the monitoring wells that have been installed at the site
•	Monthly water samples at reference and exposure areas on the Porcupine River as required by the ECA # 9641–9SSJTH and MMER.

Technical Report, Bell Creek Mine, 27 March 2015	Page 139

•	Quarterly water samples collected at the reference and exposure areas on Bell Creek as required by the ECA # 9641–9SSJTH and MMER.
•	Semi–Annual Sub lethal Toxicity samples are collected from the discharge to the Porcupine River as per ECA # 9641–9SSJTH and MMER.
•	Monthly Acute Lethality Toxicity samples are collected during discharge to the Porcupine River as per ECA # 9641–9SSJTH and MMER.
•	Annual updates to the Emissions Summary Dispersion Model for changes that are made to infrastructure at the site that discharges to air as required by ECA # 0303–9G8RUY.
•	Annual calibrations of flow monitoring devices for effluent discharge.
•	Assessment of water and sediment quality, benthic and fish communities as required through the Metal Mining Effluent Regulation and Environmental Effects Monitoring.
•	Recording and reporting of daily flows associated to Permits to Take Water for the underground workings.

20.4	HAZARDOUS MATERIALS HANDLING

Effluent treatment reagents (i.e. acid, flocculent, carbon dioxide) will be stored in designated areas. Currently these materials are stored within the ETP and warehouse in accordance with their respective Material Safety Data Sheets (MSDS).

Bulk containers of petroleum products are stored in designated areas within Maintenance area. Spill trays are utilized for containment.

Fuel will be stored and handled in accordance with the Liquid Fuels Handling Code. Gasoline and diesel fuel will be stored in the tank farm and in portable, double–hulled tanks that are located within containment areas to contain incidental spillage. Propane is stored in above ground tanks.

There are no PCBs at the Bell Creek Complex.

With the exception of silica dust from development rock, there will be no designated substances at the Bell Creek Complex, as defined in the Occupational Health and Safety Act.

Explosives will be brought to the Bell Creek Complex on an as–needed basis. All explosives are stored in powder magazines in the underground workings of the Bell Creek Mine.

20.5	SPILL AND EMERGENCY RESPONSE PLAN

As part of the Safety and Environment Program, LSG has prepared a Spill Prevention Contingency and Response Plan (SPCR) for the Bell Creek Complex. This document provides a practical guide for preventing, controlling and responding to spills. It has been prepared using guidelines provided by the Liquid Fuels Handling Code, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the North American Emergency Response Guidebook, as well as standardized response procedures from petroleum product suppliers. Copies of this document are available at Security, Health and Safety Department and also the Environmental Department.

Technical Report, Bell Creek Mine, 27 March 2015	Page 140

20.6	CLOSURE PLANNING

Mine closure is the orderly, safe and environmental conversion of an operating mine to a “closed–out” state.

The development of a walk–away, no active management scenario is a primary environmental management goal for this project. The long–term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Currently, with the extensive sampling program initiated by the Bell Creek Complex, the analytical data collected does not identify any potential acid rock drainage issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•	Removal of surface buildings and associated infrastructure.
•	Removal of holding ponds by converting into naturally draining ponds
•	Sloping and covering any and all waste rock/tailings with native grasses
•	Securing mine opening as per O. Reg 240/00
•	Ensuring water quality as per monitoring program submitted in Closure Plan

20.7	CONSULTATION

Consultation is being undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wagoshig First Nation. Consultation provides an opportunity to identify and address the impacts of LSG’s activities on external stakeholders and to expedite the authorization process.

The consultations have been held in order to comply with LSG corporate policy, the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

An Impact and Benefits Agreement (“IBA”) is currently being negotiated. The IBA will outline how LSG and the First Nations communities will work together in the following areas: education/training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Technical Report, Bell Creek Mine, 27 March 2015	Page 141

21.0	CAPITAL AND OPERATING COSTS

The estimated capital and operating costs are presented in 2015 Canadian dollars and have been based on operating experience at the Bell Creek Mine.

21.1	CAPITAL COSTS

The remaining LOM capital costs are generally sustaining capital and include the development, infrastructure, construction, equipment purchases/rebuilds, and an allocation of indirect costs required to support ongoing mining and expansion of the mine into new production areas for the LOM operation. The capital costs also include costs at the Bell Creek Milling facilities. The estimated LOM capital costs are summarized in Table 21.1.

Table 21.1:     Bell Creek Mine Estimated LOM Capital Costs

Item	Total (‘000s)
Capital
Engineering and Environment studies/projects	$390
Ventilation Related	$214
Raise Development	$2,808
Underground Construction	$1,138
Electrical Related	$4,324
Geology & Diamond Drilling	$5,661
Fixed Plant	$620
Underground Truck Haulage	$1,925
Mobile Equipment	$15,814
Ramp Development	$6,862
Lateral Development	$3,033
Indirect Costs Allocated to Capital	$15,751
Contingency on Infrastructure Projects (2016 to 2020)	$288
Subtotal Capital	$58,828
Subtotal Bell Creek Mill Related Projects	$3,760
Total Estimated Capital Costs	$62,588

Engineering and Environment Studies/Projects

Include ongoing studies and projects related to engineering and environmental.

Ventilation Related

Ventilation related capital costs include ventilation bulkheads, doors, ventilation fans, and accessories.

Raise Development

Raise development quantities include all vertical development to support the mine design (conventional raises and drop raises developed for ventilation and egress). Raise development will be completed by a raising contractor, the company raise development crew, or for shorter raises, drop–raising.

The estimated unit cost for raise development has been based on recent experience at the operation.

Technical Report, Bell Creek Mine, 27 March 2015	Page 142

Underground Construction

Lake Shore Gold (LSG) personnel have planned and estimated the costs associated with certain capital projects related to the operation (such as refuge stations, storage locations, a new maintenance bay, fuel bay, etc.). The estimated costs were developed by LSG operations and projects personnel with experience in the area, and have been based on operating experience and/or interaction with vendors/contractors.

Electrical Related

Capital costs related to electrical infrastructure include additional underground substations and main electrical cables into expanded areas of the mine.

Geology and Diamond Drilling

Geology personnel labour and diamond drilling (labour, material, and consumables) for drilling inferred resource material for possible conversion to reserves.

Fixed Plant

Fixed plant includes replacement of dewatering pumps, ventilation fans, and air compressors.

Underground Truck Haulage

The labour and equipment operating costs related to hauling material to surface.

Mobile Equipment

The capital costs related to mobile equipment includes purchase of new equipment to replace current fleet, rebuilds to current fleet, and any equipment leases.

Ramp Development

Ramp development quantities have been based on 3D mine design drawings. Each production level in the mine will be accessed by the ramp system.

The estimated unit cost for ramp development has been developed from operating experience using current labour rates (including wages and overhead), estimated mobile equipment operating costs, consumable materials quantities and costs, services materials, and anticipated productivities. The unit costs do not include haulage of the waste rock (identified separately).

Lateral Development

Waste infrastructure development quantities have been based on 3D mine design drawings. Waste development will include the initial sublevel access and ancillary development (sumps, electrical substations, ventilation raise access, etc.).

The estimated unit cost for waste development has been developed from operating experience using current LSG labour rates (including wages and overhead), mobile equipment operating costs, consumable materials quantities and costs, services materials, and anticipated productivities. The unit costs do not include haulage of the waste rock (identified separately).

Indirect Costs Allocated to Capital

Indirect costs include supervision labour, maintenance labour, mine services/construction labour, auxiliary mobile equipment operation/maintenance, power, propane, surface facilities operation/ maintenance, and equipment rentals. A portion of indirect costs has been allocated to capital.

Technical Report, Bell Creek Mine, 27 March 2015	Page 143

Bell Creek Mill Related

LSG personnel have identified and estimated the costs associated with mill site related initiatives at the Bell Creek Mill and tailings facilities. The estimated costs were developed by LSG operations and projects personnel with experience in the area, and have been based on operating experience and/or interaction with vendors/contractors.

21.2	OPERATING COSTS

The LOM operating costs will include both direct and indirect costs. The costs have been based on LSG’s operating experience at the operation.

Direct operating costs include waste development to access specific stopes, ore sill development, and stope production activities. All costs not directly related to mine construction, development, and production activities, have been included in the indirect operating costs.

The operating costs are summarized in

Table 21.2:     Operating Cost Summary

Item	Total (‘000s)
Surface General and Administration	$5,294
Labour (Site Management, Engineering, Support Staff)	$9,079
Health and Safety and Training	$664
Off–site Administration	$4,975
Environmental (Labour)	$700
Engineering and Environmental (Equipment, testing, etc)	$1,466
Power, Propane, Diesel Fuel	$19,965
UG Indirect Labour (Supervision, Plant Maintenance, Services)	$17,061
Electrical Materials	$4,544
General Equipment Operation and Maintenance	$9,055
Geology and Diamond Drilling	$5,745
Ore Silling and Waste Rock Development	$17,226
Stope Production	$28,936
Backfill	$4,048
Ore and Waste Rock Haulage	$12,043
Milling	$39,629
Total Operating Costs	$179,825
Total Operating Costs (based on 1,792,298 tonnes)	$100.3 / tonne

LSG has prepared an operating plan for the Bell Creek Mine. The operating plan includes the estimated direct and indirect operating costs to achieve production targets. This budget has been based on experiences gained through commercial production and evaluation of LOM mining requirements.

Surface General and Administration

Surface General and administration costs (GA) include:

Technical Report, Bell Creek Mine, 27 March 2015	Page 144

•	Site management (managers, superintendents, and support staff).
•	Health and safety, mine rescue, engineering and environment, and surface support labour. The costs also include consumable materials for daily operations and training.
•	Security personnel, insurance, rentals, laundry services, freight, etc.
•	First Nations related.

Off–Site Administration

Off–site administration includes off–site personnel located in Timmins. The Timmins administration group provides purchasing, contracts, human resources, and accounting support to the operation.

Power, Propane, and Diesel Fuel

Costs related to power, propane, and diesel fuel.

Underground Indirect Labour (Supervision, Plant Maintenance, Services)

Wages and overhead costs related to underground supervision, fixed plant maintenance (electricians, millwrights, and underground labourers).

Electrical Materials

Primary electrical installations and consumables related to operating activities.

General Equipment Operation and Maintenance

Costs related to operation and maintenance of mobile and fixed plant equipment. The costs include mobile equipment maintenance labour.

Geology and Diamond Drilling

All labour, equipment operating/maintenance, consumables, and assaying/sampling related to mine geology.

Ore Silling and Waste Rock Development

The direct costs related to waste and ore sill development including:

•	Direct labour.
•	Drilling consumables (drill steel, bits, hammers, etc.).
•	Explosives.
•	Ground support supplies.
•	Direct equipment operating costs (fuel and lubricants, tires, and spare parts) for the jumbo, scissor lift, and LHD.
•	Services material and installation including pipe and ventilation duct.
•	Miscellaneous materials required to support development activities.

Stope Production

The direct costs related to longhole stoping including the labour, consumable materials, and equipment operating and maintenance associated with:

Technical Report, Bell Creek Mine, 27 March 2015	Page 145

•	Drilling, loading, and blasting longholes (including drop raises).
•	Mucking from the stope with an LHD and tramming to a remuck or truck loading area.

Ore and Waste Rock Haulage

Ore and waste rock haulage costs include labour and haul truck operating and maintenance costs associated with hauling to surface or (in the case of waste rock) to a stope for use as backfill.

Backfill

The operating costs related to the use of rockfill.

Milling

Bell Creek milling costs have been estimated based on actual milling cost experience.

Technical Report, Bell Creek Mine, 27 March 2015	Page 146

22.0	ECONOMIC ANALYSIS

Lake Shore Gold Corp. (LSG) is a producing issuer as defined by NI 43–101.

An economic analysis has been excluded from this technical report.

Technical Report, Bell Creek Mine, 27 March 2015	Page 147

23.0	ADJACENT PROPERTIES

23.1	GENERAL STATEMENT ABOUT ADJACENT PROPERTIES

The Bell Creek Mine is situated on the New Mines Trend, 2.8 km west of the centre of Goldcorp’s past producing Owl Creek Pit, and 5 km west of Goldcorp’s operating Hoyle Pond Mine. The term New Mines Trend was coined by PFV and Kinross to promote and describe the area of the Hoyle antiform and synform which hosts significant past production and unexploited Mineral Resources and Reserves.

23.2	OWL CREEK PIT

The Owl Creek Mine is located near the west end of the Neo–archean Abitibi greenstone belt, 17 km northeast of Timmins, Ontario, and 4 km north of the Destor Porcupine fault. Gold occurs in epigenetic quartz veins and their pyritic wall rocks in two zones within a package of east striking, steeply north dipping, volcanic and sedimentary rocks. At the West Zone, 1,729,603 tonnes of ore with a grade of 4.83 g/t Au (268,587 troy oz.) were produced from an open pit centered on a wedge–shaped unit of Tisdale Group basalt that occurs between two overturned, south facing units of Porcupine Group greywacke and argillite. Basalt/greywacke contacts are locally marked by graphitic–carbonaceous argillite, strike–parallel faults and massive quartz veins. Deformed quartz +/– ankerite veins occur along the graphitic sedimentary/volcanic contacts and in gently to moderately dipping fractures in basalts, and, to a lesser extent, in greywackes. Veins also occur sub–parallel to steeply dipping 070 degrees foliation. Altered host basalts are composed of iron carbonate, sericite, quartz, carbon, chlorite and disseminated pyrite. Gold occurs as inclusions in pyrite, and less commonly as free gold in fractures and along graphite–quartz grain boundaries in quartz veins (Coad, 1998.).

The Authors have been unable to verify the information presented above, and notes that this information is not necessarily indicative of the mineralization on the property that is the subject of the technical report.

23.3	HOYLE POND MINE

The Hoyle Pond and 1060 zones occur within a south–facing sequence of komatiitic and tholeiitic volcanic rocks both underlain and overlain by greywackes. The metavolcanic–metasediment sequence has been regionally drag–folded into a Z–shaped, E–plunging anticlinal form in the mine. A stacked series of gold–bearing veins follow the E–plunging antiform with both steeply dipping limb vein systems and flat vein systems across the axis of the fold. Mineralization usually comprises coarse free gold in white to grey quartz veins within a carbonate–sericite alteration envelope along with pyrite, arsenopyrite, and tourmaline. The 1060 zone is described as a steeply dipping vein set on the south limb of the antiform. Mineralization is generally similar to the vein systems adjacent, but fuchsite and sphalerite have also been noted in the 1060 zone. Gold–bearing veins range in width from 0.2 to 7 metres with a minimum mining width set at 1.5 metres, Butler (2008).

Hoyle Pond has produced in excess of 3.2M ounces of gold since production started in 1985.

The Authors have been unable to verify the information presented above, and note that this information is not necessarily indicative of the mineralization on the property that is the subject of the technical report.

Technical Report, Bell Creek Mine, 27 March 2015	Page 148

24.0	OTHER RELEVANT DATA AND INFORMATION

Additional information or explanation is not necessary to make this Technical Report understandable and not misleading.

Technical Report, Bell Creek Mine, 27 March 2015	Page 149

25.0	INTERPRETATION AND CONCLUSIONS

25.1	MINERAL RESOURCE ESTIMATE

The Mineral Resource estimates for the Bell Creek Mine are based on 119 historic diamond drill holes and 819 diamond drill holes completed by Lake Shore Gold (LSG) (938 total diamond drill holes).

The resource totals 4.90 Mt at 4.36 g/t Au (686,800 ounces of gold) in the Measured and Indicated categories and 4.40 Mt at 4.84 g/t Au (685,000 ounces of gold) in the Inferred category. Resources occur within sixteen mineralized domains, with the North A, North A2, North B and North B2, accounting for 91% of the contained ounces.

The resources were estimated using the Inverse Distance Squared (ID2) interpolation method with gold assays capped to 44 g/t for the North A Zone, and 34 g/t for all other zones excepting the Hangingwall veins which were capped to 25 g/t. Resources are reported above a 2.2 g/t cut–off with no allowance for dilution.

Diamond drilling and underground development has demonstrated continuity of grade, mineralization, and geologic structure to support the definition of a reasonable prospect of economic extraction defined by CIMM standards for indicated and inferred resource classifications. The estimated Resources at Bell Creek Mine are summarized in Table 25.1.

Table 25.1:     Bell Creek Mine Resource Estimates

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes

1.	The effective date of this report is December 31, 2014.
2.	The mineral resource estimates have been classified according to CIM Definitions and Guidelines.
3.	Mineral resources are reported inclusive of reserves.
4.	Mineral resources incorporate a minimum cut–off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.
5.	Cut–off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of 0.90 $US/$CAD.
6.	Cut–off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.
7.

Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.	Assumed minimum mining width is two metres.
9.

The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P. Geo., Senior Vice–President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43–101 and an employee of LSG.

10.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

Technical Report, Bell Creek Mine, 27 March 2015	Page 150

A sensitivity analysis was carried out to examine the impact on the tonnage, average grade and contained ounces by varying the cut–off grade. The results are presented graphically in Figure 25.1. By increasing the cut–off grade, the model demonstrates opportunity to optimize resources.

Figure 25.1:     Grade–Tonnage Graph (as function of cut–off grade)

Validation of the block model was performed visually through a comparison of drill intercepts and block model results on plans and section. Sill development demonstrates reasonable correlation with the 3D shapes and grade trends predicted by the Bell Creek block model. Diluted stope production reported from the Bell Creek block model demonstrates reasonable correlation with the mill reconciled production in terms of tonnage, grade, and ounce content.

Information on metallurgical behavior and recovery is available from historic milling data (above the 300 metre Level including laboratory test work) and from recent Lakeshore Gold production between the 300 and 730 metre Level. Visual evidence in diamond drill core does not exist to suggest that metallurgical recovery would vary at depth however this cannot be confirmed with information currently available.

25.2	MINERAL RESERVE ESTIMATE

The subset of the total Bell Creek Mine resource pool considered in this report includes the measured and indicated resource material located between the 445L and 1165L. A mine design was completed on this material to estimate the proven and probable reserves. The mine design used for the updated reserves estimate has been based on existing surface and underground infrastructure and operating experience. The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill is capable of meeting production requirements. Bell Creek Mine successfully uses the narrow longitudinal longhole mining method which is commonly used for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well–established mining service/supply industry to support the operation. Through operating experience, the operation has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

Technical Report, Bell Creek Mine, 27 March 2015	Page 151

Mining shapes (stope wireframes) were designed in three dimensions for all measured and indicated resources included in the mining plan and the in–situ resource within the stope wireframes (including any low grade or barren material) was extracted from block model data. External dilution was estimated for each stope based on stope geometry and a 95% mining recovery factor was applied to account for unplanned losses. Stope cut–off grades were estimated to determine which stopes to include in the reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

Key outcomes of the LOM plan include an updated reserves estimate of approximately 1.8 million tonnes grading 4.6 g/t (approximately 263,600 ounces). The reserves support a mining plan at a production rate of approximately 770 tonnes per day in Year 1 and Year 2 and increasing to approximately 1,000 tonnes per day in Year 3 through Year 5, before ramping down and ending in Year 6. The reserves can be extracted at an estimated average operating cost of $100.3 per tonne with estimated sustaining capital costs of approximately $62.6 million.

25.3	RISKS

The realized grade in any mining plan has one of the greatest impacts on financial returns. Ongoing diamond drilling and close attention to sill development mapping and efforts to minimize dilution must be continued to reduce this risk going forward.

Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of LSG. Lower than predicted gold prices will reduce the projected cash flow.

Currency fluctuations are also affected by factors which are beyond the control of LSG. A stronger than predicted Canadian dollar versus the U.S. dollar will reduce the projected cash flow.

Operating and capital costs have been based primarily on actual performance metrics of the operation since 2012. These factors are considered low risk elements and have intrinsically less impact on financial returns.

Social, political, and environmental factors are all considered to be low risk factors for the Bell Creek Mine.

Technical Report, Bell Creek Mine, 27 March 2015	Page 152

26.0	RECOMMENDATIONS

26.1	DRILLING

26.1.1	Deposit Program

In order to maintain production levels, a continuous level of overlapping short and longer term definition drilling programs are required. The current 2015 budget includes 18,415 metres of drilling that will address near and mid–term production decisions.

To supplement this 2015 approved drilling it is recommended that a three phase drill program be undertaken. This drilling would be completed in 2015 and 2016 and would require the creation of a new drill platform on the 760L. The first and second phases of drilling will be undertaken to convert the existing Indicated and Inferred mineral resources to the Measured category between the 805 – 925L and the 925 – 1050L respectively. In this portion of the deposit the mineral resource is dominated by the North A and North A2 Zones. The third phase of drilling would be designed to upgrade the existing Inferred resources, dominated by the North A, North A2, North B and North B2 Zones to the Indicated category between the 1050 – 1300L.

This three phase program would be spread over two years, 2015 and 2016. Phase 1 drilling of 8,300 metres and the first leg of a new drill platform on the 760L (265 m) would be completed in 2015. The 760L drill platform will be required for the Phase 2 drilling. In 2016 the second phase of drilling (10,300 m) would be started early in the year as would the second stage of development (380 m) on the 760L. This development will be required for the Phase 3 drilling campaign (19,000 m) which would be completed in the latter part of 2016.

The following table summarizes the drilling/development metres and costs associated with this recommended program:

Table 26.1:     Summary of Costs for 3 Phase Drill Program

26.1.2	Regional Program

While the focus of any drilling should be at the mine, the Bell Creek property includes large sections of untested, favourable stratigraphy and several known gold occurrences that warrant further drill testing. It is recommended that a total of 15,000 metres of drilling at a total cost of $1,500,000 ($100/m) be completed from both underground and surface platforms to test known targets such as Bell Creek – West of Dyke, Wetmore, Stringer and Marlhill East and West.

Technical Report, Bell Creek Mine, 27 March 2015	Page 153

26.2	RECONCILIATION

Development of a program of stope reconciliation (block model to stope design to production data to mill reconciliation) has been initiated. One geologist and one engineer working on a part time basis should be utilized to finalize this procedure at an estimated cost of $10,000. The focus should be to finalize this process within one to two months and then to reconcile stopes as they are mined. Previously completed stoping can be reconciled as time permits.

26.3	ENGINEERING STUDIES FOR RESOURCE AT DEPTH

The mine design engineering, cost evaluation, and financial analysis completed on the measured and indicated resource pool between 445L and 1165L indicates economic value and therefore substantiates the reserves declared in this report.

The mine design presented in this study supports mining to the 1165L using the ramp as the primary access to the reserves. As this mine plan is being executed, further exploration and study work focusing on the resources at depth (below 1165L) should continue.

Technical Report, Bell Creek Mine, 27 March 2015	Page 154

27.0	REFERENCES

Aitken, S.A., 1990: The Pamour One Mine–Site Investigation, Timmins, Ontario: Unpublished M.Sc Thesis, Queen’s University, Kinston, Ontario, 194 p.

Ayer J., Trowell, N. (OGS), Amelin, Y., Kamo, S., and Kwok, Y. (ROM), 2000: PowerPoint Presentation: Deep Crustal Structures In The Abitibi Greenstone Belt And Their Prolonged Control On Distribution Of Stratigraphy And Mineral Deposits, Toronto, Ontario. January 2000.

Barrie, C.T., 1992: Geology of the Kamiskotia Area, Ontario Geological Survey Open File Report 5829.

Bateman, R., Ayer, J.A., Dubé, B, and Hamilton, M.A., 2005: the Timmins–Porcupine Gold Camp, Northern Ontario: The Anatomy of an Archean Greenstone Belt and its Gold Mineralization: Discovery Abitibi Initiative, Open File Report 6158, Ontario Geological Survey.

Berger, B.R., 1998: Precambrian Geology, Hoyle and Gowan Townships, Ontario Geological Survey, Report 299, 49p.

Bleeker, W. 2012. Summary of Field Work and Other Activities 2012, Ontario Geological Survey, Open File Report 6280, p.47–1 to 47–12.

Bleeker, W., van Breemen, O. and Berger, B. 2008. The Pipestone Thrust and the fundamental terrane architecture of the south–central Abitibi greenstone belt, Superior craton, Canada; Geological Association of Canada–Mineralogical Association of Canada, joint annual meeting, Quebec City 2008, Abstracts, v.33, p.24.

Brisbin, D.I., 1997: Geological Setting of Gold Deposits in the Porcupine Mining District, Timmins, Ontario; unpublished PhD Thesis, Queen’s University, Kingston, Ontario, 523p.

Butler, H.R., 2008: Technical (Geological) Report on Bell Creek Complex, Hoyle Township, Porcupine Mining Division, Ontario, Canada., Prepared for Lake Shore Gold Corp.; Unpublished Document available on the SEDAR web site at www.SEDAR.com, 63 p.

Coad, P.R., Brisbin D. I., Labine, R.J., and Roussain R., 1998: Geology of the Owl Creek Gold Mine, Exploration and Mining Geology; volume 7; No. 4; pp. 271–286.

Coad, P.R., Labine, R.J., and Caron, D., 1986: Owl Creek Mine, in Gold ‘86 Excursion Guidebook, pp. 34– 36.

Corfu, F., Krogh, T.E., Kwok, Y.Y., and Jensen, L.S., 1989: U–Pb Zircon Geochronology In The Southwestern Abitibi Greenstone Belt, Superior Province. Canadian Journal of Earth Sciences, v. 26.

Cox, S., 2000: Controls On localisation Of Mesothermal Gold Systems – Applications of Stress Transfer Modeling. Australian National University summary

Crick, D., 1997: Schumacher (III) Property. “Drill–Indicated Resource Estimate”

Dougherty, E.Y., 1934: Mining of the Vipond Gold Mine, Porcupine District, Ontario. Transactions of the Canadian Institute of Mining and Metallurgy and of the Mining Society of Nova Scotia. v. 37

Fryer, B.J., Kerrich, R., Hutchinson, R.W., Pierce, M.G., and Rogers, D.S., 1979: Archean Precious Metal Hydrothermal Systems, Dome Mine, Abitibi Greenstone Belt. I. Patterns of Alteration and Metal Distribution. Canadian Journal of Earth Sciences, v.16.

Griffis, A.T., 1960: Stratigraphy at McIntyre; Unpublished Report, McIntyre Mines Limited.

Technical Report, Bell Creek Mine, 27 March 2015	Page 155

Hall, R.S., and Rigg, D.M., 1986: Geology of the West Anticline Zone, Musselwhite Prospect, Opapimiskan Lake, Ontario, Canada in Macdonald, A.J., Downes, M., and Chater, A.M., eds., Proceedings of Gold ‘86

Heaman, L.M. 1988: A Precise U–Pb Zircon Age for a Hearst Dyke: Geological Association of Canada Program with Abstracts, v. 13, p. A53.

Hicks, K., 1986: Photomicrographs of the mineralogy and textures for the North A horizon ore zone of the Bell Creek deposit, Timmins, Ontario. Unpublished report, University of Ottawa, 12 pages.

Holmes, T.C., 1968: Dome Mines Limited: in Geology and Ore Deposits of Tisdale Township, Edited by S.A. Ferguson et al., Ontario Department of Mines, Geological Report 58, pp. 82–98.

Jackson, S.L., and Fyon, J.A., 1991: Geology of Ontario, Special Volume 4, Part 1, Chapter 11, the Western Abitibi Subprovince in Ontario, Ontario Geological Survey, pp. 405–482.

Jackson, S.L., and Fyon, J.A., 1991: Geology of Ontario, Special Volume 4, Part 2, Chapter 22, The Metallogeny of Metallic Mineral Deposits in the Superior Province of Ontario, Ontario Geological Survey, p. 1149.

Kent, G., 1990: Bell Creek and Marlhill Mine Area: in Field Trip Guidebook, 8th IAGOD Symposium, J. A. Fyon and A. H. Green eds., Geological Survey of Canada Open File 2161, pp. 1124–1128.

Lake Shore Gold Corp., 2010: Annual Information Form for the Year Ending December 31, 2009. Dated as of March 10, 2010. Retrieved December 16, 2010 (URL: lsgold– com.sitepreview.ca/SiteResources/data/MediaArchive/.../AIF2010.pdf

Lakefield Research of Canada Limited, 1983: The Investigation Of The Recovery of Gold From Samples Submitted By Amax Incorporated. Progress Report No. 1. Project No. LR2686, October 5, 1983.

Lakefield Research of Canada Limited, 1985: The Investigation Of The Recovery of Gold From Samples Submitted By Amax Incorporated. Progress Report No. 2. Project No. LR2686, April 17, 1985.

Mason, R., and Melnik, N., 1986: The Anatomy of an Archean Gold System – The McIntyre–Hollinger Complex at Timmins, Ontario, Canada in Proceedings Volume, Gold 86; an International Symposium of the Geology of Gold Deposits, pp. 40–56.

Mortensen, J.K., 1987: U–Pb Geochronostratigraphy of the Abitibi Greenstone Belt (abstract): Geological Association of Canada–Mineralogical Association of Canada Joint Annual Meeting, Program with Abstracts, v. 12, p. A75.

Miller, A., 2011: Petrography, ore microscopy and scanning electron microscopy on selected samples from drill holes BC–09–24, BC–10–92B, BC–10–94C: orogenic mesothermal lode gold mineralization, Bell Creek Complex, Northern Volcanic Zone, Abitibi Subprovince, Canada, unpublished report prepared by The Rock Whisperer for Lake Shore Gold Corp., 207 pages.

Paiement, J–P, February 18, 2015. Audit Report – Resources Estimation Verification, Bell Creek Gold Deposits, Timmins, Ontario, Lake Shore Gold Corporation, 21 pages

Pressacco, R., ed., 1999: Economic Geology and Mineralization of the Marlhill Mine in Special Project: Timmins Ore Deposits Descriptions: Ontario Geological Survey, Open File Report 5985, 189 p.

Pressacco, R., Jan 14, 2011. Technical Report on the Initial Resource Estimate for the Bell Creek Mine, Hoyle Township, Timmins Ontario. Prepared for Lake Shore Gold Corp. by Scott Wilson Roscoe Postle Associates Inc. NI 43–101 Report available on the SEDAR web site at www.SEDAR.com

Technical Report, Bell Creek Mine, 27 March 2015	Page 156

Powers, D.H.R., 2009: A Technical Review and Report for The Bell Creek Complex Properties, Exploration Diamond Drill Programs, August 2005 to July 31, 2009. Prepared for Lake Shore Gold Corp.  September 30, 2009; Unpublished Document available on the SEDAR web site at www.SEDAR.com, 225 p.

Pyke, D.R., 1982: Geology of the Timmins area, District of Cochrane; Ontario Geological Survey, Report 219, 141 p.

Rhys, D.A., 2003: Structural Mapping Study of the Surface Outcrops of the Holmer Gold Deposit, Timmins, Ontario, Internal Lake Shore Gold Corp. Report by Panterra Geoservices Inc, Surrey, British Columbia.

Rhys, D.A., 2010: Structural study of gold mineralization in portions of the Timmins Mine and Thunder Creek projects, Porcupine Mining District, Ontario. Panterra Geoservices Inc., unpublished report for Lake Shore Gold Corp., 51 pages.

Rhys, D.A., 2012: Bell Creek site visit: Lithostructural setting, mineralization style and potential structural controls on gold mineralization, Internal Lake Shore Gold Corp. Memo, December 26, 2012, 21 pages.

27.1	PRESS RELEASES

2003–05–27; Innes, D.G., Lake Shore Gold Options Timmins Area High Grade Gold Property.

2003–07–17; Innes, D.G., Lake Shore Gold Commences Drilling Program on Timmins High–Grade Gold Project, Ontario.

2003–09–05; Innes, D.G. Lake Shore Gold Adds More Drills to and Doubles the Budget at the Timmins Gold Project, Ontario.

2003–10–08; Innes, D.G., First Drill Assays Positive Ultramafic Zone Returns Excellent Grades and Widths Timmins Gold Project, Ontario.

2003–11–11; O’Connor, W.J., LSG and Band–Ore Ink Timmins, Ontario Deal.

2003–11–12; Innes, D.G., LSG Options Thunder Creek Property Adjoining The Timmins Gold Project, Ontario.

2003–12–03; Innes, D.G., Lake Shore Gold Reports More Timmins Gold Property Results and Updates from the Thunder Creek–Bazooka–Highway Projects Ontario–Quebec.

2004–01–08; Innes, D.G, Lake Shore Gold Corp. Drilling Expands Timmins Gold Resources High Grade Gold Recoveries from Metallurgical Testing.

2004–02–17; Innes, D.G. Lake Shore Gold Corp. More Drilling Results from the Timmins Gold Project Summary of 2003 Drilling.

2004–03–24; Innes, D.G., Lake Shore Gold Confirms Gold Mineralization on Thunder Creek Property Timmins, Ontario.

O’Connor, W.J., Gold Mineralization Confirmed on Thunder Creek Property. Band–Ore Resources Ltd.

2004–03–30; Innes, D.G., Lake Shore Gold Corp., More Positive Results from Resource Expansion Drilling Timmins Gold Project, Ontario.

Technical Report, Bell Creek Mine, 27 March 2015	Page 157

2004–06–01; Innes, D.G., Lake Shore Gold Corp., Resource Expansion and Drilling Update, Timmins Gold Project, Ontario.

2004–07–19; Innes, D.G., Lake Shore Gold Corp. First Phase Resource Expansion Drilling Completed, New Zone Discovered, Timmins Gold Project, Ontario.

2004–08–25; Innes, D.G., Lake Shore Gold Corp. Initiates Second Phase 3.000 Metre drilling Program Thunder Creek Property, Timmins, Ontario.

O’Connor, W.J., Lake Shore Gold Corp., Initiates Second Phase 3,000 Metre Drill Program Thunder Creek Gold Property, Band–Ore Resources Ltd., Timmins, Ontario.

2004–09–10; Innes, D.G., Lake Shore Gold Corp., Resources Expansion Program Triples Resources on the Timmins Gold Project.

2004–09–21; Innes, D.G., Lake Shore Gold Completes Earn In, Timmins Gold Property, Ontario.

2004–10–05; Innes, D.G. Lake Shore Gold Corp., Step Out Drilling Continues to Expand Gold Mineralization, Timmins Gold Project , Ontario.

2004–10–20; Innes, D. G., Raman, K., Lake Shore Gold and Holmer Announce Business Combination.

2004–12–29; Innes, D.G., Raman K., Lake Shore Gold and Holmer Announce Shareholder Approval for Business Combination.

2004–12–31; Innes, D.G., Raman K., Lake Shore Gold and Holmer Announce Complete Business Combination.

2005–01–06; Innes, D.G., Lake Shore Gold Exploration Update, 2005 Resource Expansion Drilling Pre– Feasibility to Start on Timmins Gold Project, Ontario.

2005–02–14; Innes, D.G., Thunder Creek Project Update, Timmins, Ontario.

O’Connor, W.J., Thunder Creek Project Update, Band–Ore Resources Ltd., Timmins, Ontario.

2005–05–30; Booth, B.R., Lake Shore Gold’s Timmins Gold Project Intersects High–Grade Gold up to 24.3 Grams Per Tonne Over 11.1 Metres and Expands Mineralization 450 Metres Down Plunge Beyond the Current Indicated Resource.

2005–08–15; Booth, B.R., Lake Shore Gold Intersects 18.09 Grams/Tonne Gold over 5.70 Metres, Timmins West Gold Project, Ontario.

2005–11–04; Booth, B.R., Lake Shore Gold Intersects 24.35 Metres Grading 9.28 Grams Per Tonne Gold, Timmins West Gold Property, Ontario.

2005–12–08; Booth, B.R., Lake Shore Gold Starts Drilling At Desantis and Continues Drilling At Timmins West, Ontario.

2006–02–07; Booth, B.R., Summary of Gold Resources And An Exploration Update for LSG’s Timmins Area Properties.

2006–03–03; Booth, B.R., Seven Drills Operating In March, Lake Shore Gold Corp. Exploration Update.

 2006–04–17; Booth, B.R., Lake Shore Gold Intersects 6.0 Metres Grading 32.52 Grams Per Tonne Gold As Sectional Resource Drilling Continues At Timmins West Gold Project, Ontario.

2006–05–23; Booth, B.R., Lake Shore Gold Initiates Permit Process for Advanced Underground Exploration Programs At Timmins West And Vogel–Schumacher Gold Projects, Timmins, Ontario.

Technical Report, Bell Creek Mine, 27 March 2015	Page 158

2006–06–21; O’Connor, W.J., Exploration Update, Thunder Creek Property, Band–Ore Resources Ltd., Timmins, Ontario.

2006–08–11; Booth, B.R., Lake Shore Gold Quarterly Project Update.

2006–08–16; Booth, B.R., Lake Shore Gold continues To Expand The Resource and Extends The Main Zone On The Timmins West Gold Project, Ontario.

2006–09–14; Wagner, D.W., West Timmins Mining Inc. To Begin Trading Sept. 18, Amalgamation of Sydney And Band–Ore Receives Final Approvals.

2006–09–26; Notice of Change in Corporate Structure, Report Date: 2006–09–26; Amalgamation Became Effective on September 13, 2006. (Sydney Resources Corporation and Band–Ore Resources Limited) – New – West Timmins Mining Inc.

2006–09–18; Wagner, D.W., Canadian Gold Company Launched on Toronto Stock Exchange – West Timmins Mining Inc. to Focus on Large Projects in West Timmins Camp and Sierra Madres of Mexico.

2006–10–30; Wagner, D.W., West Timmins Commences 12,000 Metre Drill Program on West Timmins Gold Project.

2006–10–31; Booth, B.R., Lake Shore Gold Reports Latest Results At Timmins West, Including Four Metres Grading 65.65 Grams Gold Per Tonne, And Provides Update At Vogel–Schumacher.

2006–11–09; Booth, B.R., LSG Third Quarter Project Update.

2006–11–20; Booth, B.R., Lake Shore Gold Increases The Indicated Mineral Resource to 3.27 Million Tonnes at 12.29 Grams Gold Per Tonne (Uncut) at Timmins West).

2007–03–12; Booth, B.R., Lake Shore Gold Files Application for Advanced Exploration Permit At Timmins West.

2007–04–11; Wagner, D.W., West Timmins Mining Exploration Update: 5 Drills Turning on WTM Gold Projects; 8,000 metres, 10–12 holes, Thunder Creek Property, Timmins, funded by Lake Shore Gold.

2007–04–30; Booth, B.R., Lake Shore Gold Recieves Approval to Initiate Advanced Underground Exploration at Timmins West.

2007–05–10; Booth, B.R. Lake Shore Gold First Quarter Project Update.

2007–07–09; Wagner, D.W., West Timmins Mining Inc. Annual Report 2006.

2007–07–11; Wagner, D.W. West Timmins Gold Project Exploration Update.

2007–07–19; Booth, B.R., Lake Shore Gold Provides Update on Timmins West Pre–Feasibility Study.

2007–08–01; Booth, B.R., Lake Shore Gold Intersects New High–Grade Gold Mineralization at Thunder Creek, Ontario.

Wagner, D.W., High Grade Gold Intersected on West Timmins’ Thunder Creek Property, Ontario.

2007–08–15; Booth, B.R., Lake Shore Gold Second Quarter Project Update.

2007–08–28; Booth, B.R., Lake Shore Gold Reports Mineral Reserves and Positive Pre–Feasibility Study Results for Timmins West.

2007–09–05; Booth, B.R., Lake Shore Gold Reports Additional High–Grade Gold Intersection at Thunder Creek.

Technical Report, Bell Creek Mine, 27 March 2015	Page 159

2007–09–06; Wagner, D.W., West Timmins Reports New High Grade Gold Discovery at Thunder Creek Property, Timmins, Ontario.

2007–11–13; Booth, B.R., Lake Shore Gold Reports Third Quarter Results.

2007–11–17; Wagner, D.W., West Timmins to Initiate Drilling on Highway 144 Gold Property, Timmins, Ontario.

2007–11–29; Booth, B.R., Lake Shore Gold Transition into Mining –Plans Management Changes.

2007–12–04; Booth, B.R., Lake Shore Gold Intersects 24.61 Grams Gold Per Tonne over 7.0 Metres at Thunder Creek Property in Ontario.

Wagner, D.W. 24.61 Grams Gold Per Tonne Intersected Over 7.0 Metres On West Timmins’ Thunder Creek Property, Timmins, Ontario.

2008–02–07; Wagner, D.W., Drilling extends Pond and West Gold Zones, West Timmins Gold Project, Ontario.

2008–03–31; Makuch, T., Lake Shore Gold Intersects 8.57 g/t Gold Over 9.0 Metres at Thunder Creek Property in Ontario.

Wagner, D.W., WTM Reports 8.57 g/t Gold over 9.0 Metres for Follow–Up Drilling at Thunder Creek.

2008–04–21; Wagner, D.W., WTM To Test Northern Extension of Thunder Creek – Timmins West Trend.

2008–05–15; Makuch, T., Lake Shore Gold Announces First Quarter 2008 Results.

2008–07–10; Wagner, D.W., West Timmins Mining Inc. Annual Report 2008.

2008–07–18; Makuch, T., Lake Shore Gold Corp Announces Timmins West Exploration Agreement with Flying Post and Mattagami First Nations.

2008–08–05; Makuch, T., Lake Shore Gold Provides Update on Thunder Creek Exploration.

Wagner, D.W., 22,000 Metre Diamond Drill Program Commences on WTM’s Thunder Creek Property in Timmins, Ontario.

2008–08–12; Makuch, T., Lake Shore Gold on Track to Achieve 2008 Targets.

2008–08–13; Wagner, D.W., WTM Completes $1,950,000 Non Brokered, Flow Through Private Placement – proceeds to fund the announced 22,000 metre diamond drill program on the Thunder Creek Property.

2008–09–11; Makuch, T., Lake Shore Gold Commence Ramp Development at Timmins West, Shaft Sinking Progressing on Schedule and Budget.

2008–11–10; Makuch, T., Lake Shore Gold Reports Timmins West on Schedule for Production in First Quarter 2009.

2008–12–02; Wagner, D.W., WTM Reports New High Grade intercepts from the Golden River West Zone.

2008–12–16; Makuch, T., Lake Shore Gold Significantly Extends Rusk Zone and Announces New High– Grade Gold Intercepts at Thunder Creek.

Wagner, D.W., WTM Reports 11.20 g/t Gold over 10.4 metres at Thunder Creek, Timmins, Ontario.

2009–01–21; Wagner, D.W., Drilling Program Accelerated on WTM’s Thunder Creek Gold Property, Timmins, Ontario.

Technical Report, Bell Creek Mine, 27 March 2015	Page 160

2009–02–18; Wagner, D.W., WTM Discovers Large New Gold System on HWY 144, Property, Timmins, Ontario.

2009–02–23; Makuch, T., Lake Shore Gold Provides Corporate Update.

2009–03–26; Makuch, T., Lake Shore Gold Commences Processsing At Bell Creek Mill.

2009–03–31; Makuch, T., Lake Shore Gold Announces 19.55 g/t over 6.0 Metres and Discovery of Second Mineralized Horizon in Porphyry at Thunder Creek.

Wagner, D.W., WTM Reports 8.86 g/t (0.26 oz/t) Gold over 24.85 Metres (81.58 feet) from Rusk Zone – Is History Being Repeated in Timmins, Ontario?

2009–04–16; Wagner, D.W., WTM Reports High–Grade Results from 100% Owned Thorne Property: District Scale Potential of the West Timmins Gold Project Continues to Expand.

2009–05–05; Makuch, T., Lake Shore Gold Continues To Advance Projects on Schedule and Budget and to Achieve Exploration Success In First Quarter of 2009.

2009–05–05; Makuch, T., Lake Shore Gold Reports Additional High–Grade Intercepts at Thunder Creek, Confirms 175 Metre minimum Strike Length for Rusk and Porphyry Zones and Identifies New Sub– Zone at Depth.

Wagner, D.W., WTM Reports 7.95 g/t (0.23 oz/t) Gold over 19.45 Metres (63.80 feet) as Thunder Creek Gold System Continues to Expand.

2009–06–08; Wagner, D.W., Third and Fourth Drill Added on TWM’s Thunder Creek Property, Timmins, Ontario.

2009–06–24; Makuch, T., Lake Shore Gold Reports 12.75 Grams per Tonne Over 83.40 Metres at Thunder Creek.

Wagner, D.W., WTM Intersects 83.40 Metres (273.55 feet) Grading 12.75 g/t (0.37 oz/ton) Gold on Thunder Creek Property, Timmins, Ontario.

2009–07–13; Wagner, D.W., West Timmins Mining Inc. Annual Report 2009.

2009–08–05; Makuch, T., Lake Shore Gold advances Projects on Schedule and Budget and Achieves Exploration Success in Second Quarter and First Half of 2009.

2009–08–24; Wagner, D.W., West Timmins Gold Project Update.

2009–08–24; Makuch, T., Lake Shore Gold Reports High–Grade Intercepts from Underground Drilling at Timmins Mine.

2009–08–25; Makuch, T., Lake Shore Gold Continues to Establish Large Gold System at Thunder Creek, Porphyry Structure Extended To At Least 1,125 Metre Depth.

2009–08–25; Wagner, D.W., WTM Acquires 10 Additional Properties In The West Timmins Gold District.

Wagner, D.W., Thunder Creek Drilling Intersects 12.17 g/t Gold Over 9.00 Metres, Extends Porphyry System to 1,125 Vertical Metres Depth.

2009–08–27; Makuch, T., Lake Shore Gold and West Timmins Agree To Business Combination.

2009–10–07; Makuch, T., Lake Shore Gold Releases Updated National Instrument 43–101 Report for Timmins Mine.

Technical Report, Bell Creek Mine, 27 March 2015	Page 161

2009–10–29; Makuch, T., Lake Shore Gold Reports Results of Underground Drilling and Development at Timmins Mine, Results Confirm Previous Drilling and Expand Resource Potential.

2009–11–04; Makuch, T., West Timmins Mining Shareholders Approve Business Combination Agreement With Lake Shore Gold.

2009–11–06; Makuch, T., Lake Shore Gold and West Timmins Mining Complete Business Combination.

2009–11–11; Makuch, T., Lake Shore Gold Continues to Achieve Development and Exploration Success and to Grow Property Position, Plans to Commence Accelerated Thunder Creek Advanced Exploration Program.

2010–01–06; Makuch, T., Lake Shore Gold Acquires Interest in RT Minerals Corp.

2010–01–26; Makuch, T., Lake Shore Gold Extends Thunder Creek to Depth, Confirms High–Grade Core and Discovers New Zone.

2010–02–12; Makuch, T., Lake Shore Gold Commences Drill Program on Gold River Trend, the Company’s Third Major Timmins West Target.

2010–02–17; Makuch, T., Lake Shore Gold Reports Results of Underground Exploration at Timmins Mine 650–Level Test Block.

2010–02–18; Makuch, T., Lake Shore Gold Announces Major Extension to Timmins Mine Mineralization, Thunder Creek Rusk Horizon.

2010–03–10; Makuch, T., Lake Shore Gold Announces 2009 Year End Results, Continued Exploration and Development Success, Timmins Mine to Achieve Commercial Production in 2010.

2010–04–12; Makuch, T., Annual Report 2009.

2010–04–27; Makuch, T., Lake Shore Gold Expands Resources Potential at Timmins Mine.

2010–05–04; Makuch, T., Lake Shore Gold Advances Third Major Target in Timmins West Complex, Confirms Presence of Large Gold–Bearing System Along Gold River Trend Extending to Depth.

2010–05–05; Makuch, T., Lake Shore Gold Announces Continued Progress at Three Timmins Mining Projects During First Quarter 2010.

2010–06–23; Makuch, T., Lake Shore Gold Intersects High–Grade Mineralization at Thorne Property, Expands Resource Potential Near Surface and at Depth.

2010–06–29; Makuch, T., Lake Shore Gold Ramp Reaches Thunder Creek Deposit, Intersects High–Grade Gold Mineralization.

2010–08–10; Makuch, T., Lake Shore Gold Announces Continued Progress During Second Quarter 2010.

2010–08–10; Makuch, T., Lake Shore Gold Reports Wide, High–Grade Intercepts at Timmins Mine Including 13.55 GPT over 50.80 Metres and 61.35 GPT Over 15.00 Metres.

2010–08–30; Makuch, T., Lake Shore Gold Expands Thunder Creek Rusk Zone, Announces Additional Wide, High–Grade Intercepts.

2010–11–01; Makuch, T., Lake Shore Gold Continues to Confirm and Expand Thunder Creek Rusk Horizon, Initial Drilling on 650 Level Intersects Rusk Zone and 100 Metres of Porphyry.

2010–11–10; Makuch, T., Lake Shore Gold Achieves Key Production, Development and Exploration Milestones Following Successful Third Quarter.

Technical Report, Bell Creek Mine, 27 March 2015	Page 162

2010–11–11; Makuch, T., Lake Shore Gold Announces New High–Grade Intercepts, Major Extension of Main Zone and Expansion of Resource Blocks at Timmins Mine.

2010–11–24; Makuch, T., Lake Shore Gold Confirms and Expands Large Gold System in Thunder Creek Porphyry, Intersects 99.60 Metres Grading 4.91 GPT Including 6.92 GPT Over 61.4 Metres.

2010–12–01; Makuch, T., Lake Shore Gold Achieves 12,000 Ounces of Gold in November, Files Closure Plan for Commercial Production.

2011–01–06; Makuch, T., Lake Shore Gold Declares Commercial Production at Timmins Mine, 12,300 Ounces of Gold Produced in December of 2010.

2011–01–07; Makuch, T., Lake Shore Gold Increases Interest In RT Minerals Corp.

2011–01–25; Makuch, T., Lake Shore Gold to Nearly Triple Gold Production in 2011, Significantly Grow Resources and Increase Exploration Spending.

2011–01–25; Makuch, T., Lake Shore Gold Confirms Broad Mineralized Envelope With High–Grade Sections Around 730 Level at Thunder Creek.

2011–02–24; Makuch, T., Lake Shore Gold Intersects Wide, High–Grade Mineralization at Timmins Mine, Confirms and Expands Ultramafic and Main Zones.

2011–03–04; Makuch, T., Lake Shore Gold Reports Wide Intersections with High–Grade Sections within Porphyry Zone at Thunder Creek, Underground and Surface Drilling Highlight Potential to Expand Mineralized System.

2011–03–09; Makuch, T., Lake Shore Gold Achieves Major Milestones in 2010, On Track to Nearly Triple Production and Significantly Grow Resources in 2011.

2011–05–15; Makuch, T., Annual Report 2010.

2011–05–02; Makuch, T., Lake Shore Gold Intersects Wide, High–Grade Mineralization at Timmins Mine, Highlights Significant Potential For Resource Expansion and Discovery of New Zones.

2011–05–03; Makuch, T., Lake Shore Gold Announces First Quarter 2011 Production Results, Company Targeting 125,000 Ounces in 2011.

2011–05–25; Makuch, T., Lake Shore Gold Announces First Quarter 2011 Results Including Strong Gold Sales, Low Operating costs and Continued Exploration Success.

2011–07–18; Makuch, T., Lake Shore Gold Releases Production Results for Second Quarter and First Six– Months of 2011, Reviews 2011 Outlook.

2011–07–26; Makuch, T., Lake Shore Gold Continues To Define and Extend Mineralization at Thunder Creek, Potential New Zone Discovered 500 Metres Along TC–144 Trend.

2011–08–09; Makuch, T., Lake Shore Gold Announces Second Quarter 2011 Financial Results, Comments On Progress Made in Support of Future Production.

2011–10–11; Makuch, T., Lake Shore Gold Reports Higher Commercial Production from Timmins Mine in Third Quarter, Maintains Target Production Range for 2011.

2011–11–10; Makuch, T., Lake Shore Gold discovers Potential 1.9 Kilometre Down Plunge Extension of Timmins Gold Mineralization.

2011–11–16; Makuch, T., Lake Shore Gold Announces Large, High–Grade Initial Resource at Thunder Creek.

Technical Report, Bell Creek Mine, 27 March 2015	Page 163

2012–01–12; Makuch, T., Lake Shore Gold Reports 2011 Operating Results, Pours 26,550 ounces in Fourth Quarter and 86,565 ounces for Full Year.

2012–01–17; Makuch, T., Lake Shore Gold Announces New Extension at Thorne Property, Mineralization Now Confirmed 750 Metres East of Existing Resource.

2012–02–08; Makuch, T., Lake Shore Gold and Franco–Nevada Enter Agreement for $50 Million Royalty and Equity Investment.

2012–02–15; Makuch, T., Lake Shore Gold Confirms Large–Scale Resources For Timmins West Mine.

2012–02–22; Makuch, T., Lake Shore Gold Announces Large Increase in Resources at Gold River Trend, Total Ounces Nearly Triple, Grade, Doubles.

2012–02–28; Makuch, T., Lake Shore Gold Announces Results of Preliminary Economic Assessment for the Timmins West Mine, PEA Highlights Potential Positive Economics, Substantial Cash Flow, and Attractive Returns.

2012–03–08; Makuch, T., Lake Shore Gold and Franco–Nevada Complete $50 Million Royalty and Equity Investment Transaction.

2012–03–26; Makuch, T., Lake Shore Gold Announces Fourth Quarter and Full–Year 2011 Financial Results, Company on Track for Rapid Production Growth by Late 2012.

2012–03–30; Makuch, T., Lake Shore Gold Announces Large Increase in Measured and Indicated Resources at Bell Creek Mine.

2012–03–30; Makuch, T., Lake Shore Gold Files Technical Report for Timmins West Mine.

2012–04–02; Makuch, T., Lake Shore Gold Announces Reserve Estimate for Timmins West Mine, New Reserve to Support Next Five Years of Production.

2012–04–05; Makuch, T., Lake Shore Gold Announces First Quarter 2012 Operating Results, Company on Track to Achieve 2012 Production Target.

2012–04–05; Makuch, T., Lake Shore Gold announces filing of Gold River Trend Technical Report.

2012–04–11; Makuch, T., Lake Shore Gold Enters Agreement for Credit Facility of up to $70 Million with Sprott Resource Lending Partnership.

2012–05–01; Makuch, T., Lake Shore Gold Reports Significant New Drill Intercepts at Fenn–Gib Open–Pit Project Including 1.93 gpt Gold Over 241.20 Metres, Results Highlight Potential for Major Resource Expansion.

2012–05–10; Makuch, T., Lake Shore Gold Exceeds Targets and Achieves Continued Operating Improvements During First Quarter 2012, Company Remains on Track for Strong Production Growth and Positive Free Cash Flow.

2012–05–18; Makuch, T., Lake Shore Gold Files Timmins West Mine Reserve Technical Report.

2012–05–24; Makuch, T., Lake Shore Gold Reports Smoke from Forest Fire Results in Precautionary Suspension of Mining at Timmins West Mine, Mill Production Unaffected.

2012–05–27; Makuch, T., Lake Shore Gold Resumes Mining Operations at Timmins West Mine.

2012–06–07; Makuch, T., Lake Shore Gold Announces Significant Extension of High–Grade Core at Gold River Trend.

Technical Report, Bell Creek Mine, 27 March 2015	Page 164

2012–06–13; Makuch, T., Lake Shore Gold Forecasts 2012 Cost Savings While Remaining on Track to Achieve Key Production Targets.

2012–06–14; Makuch, T., Lake Shore Gold Completes Credit Facility Agreement for Up to $70 Million With Sprott Resource Lending Partnership.

2012–07–04; Makuch, T., Lake Shore Gold Reports Strong Second Quarter Production of 24,426 Ounces of Gold.

2012–07–13; Makuch, T., Lake Shore Gold Announces Details of Second Quarter 2012 Conference Call and Webcast

2012–07–26; Makuch, T., Lake Shore Gold and Revolution Resources Amend Option Agreement for Mexican Properties.

2012–08–09; Makuch, T., Lake Shore Gold Reports Strong Second Quarter Results.

2012–09–11; Makuch, T., Lake Shore Gold Announces Management Change.

2012–09–18; Makuch, T., Lake Shore Gold Announces Exercise of Underwriters' Over–Allotment Option for $13.5 Million of Additional Convertible Debentures.

2012–10–10; Makuch, T., Lake Shore Gold Reports Third Quarter 2012 Production of 20,939 Ounces of Gold, Company Remains on Track to Achieve 2012 Production Guidance.

2012–10–25; Makuch, T., Lake Shore Gold Announces Details of Third Quarter 2012 Conference Call and Webcast.

2012–11–07; Makuch, T., Lake Shore Gold Reports Third Quarter 2012 Results, Company on Track to Meet 2012 Production Target and Achieve Strong Growth in 2013.

2012–12–11; Makuch, T., Lake Shore Gold on Track for Strong Finish to 2012, Processing Capacity Increased by 25%.

2013–01–10; Makuch, T., Lake Shore Gold Achieves 2012 Production Target, Company Poised for Sharply Higher Production and Lower Costs in 2013.

2013–01–11; Makuch, T., Lake Shore Gold Announces Adoption of Corporate Governance Measures.

2013–01–21; Makuch, T., Lake Shore Gold Discovers New Mineralization 850 Metres South of Thunder Creek Along TC–144 Trend.

2013–01–28; Makuch, T., Lake Shore Gold Announces Launch of Investor Webinar Series.

2013–01–30; Makuch, T., Lake Shore Gold Reaches Agreement to Sell Mexican Properties to Revolution Resources.

2013–02–01; Makuch, T., Lake Shore Gold to Draw $35 Million Standby Line of Credit.

2013–02–06; Makuch, T., Lake Shore Gold Announces Management Change.

2013–02–25; Makuch, T., Lake Shore Gold to Reduce Carrying Value of Assets.

2013–02–28; Makuch, T., Lake Shore Gold to Host Second Investor Webinar.

2013–03–12; Makuch, T., Lake Shore Gold Announces Details of Full Year and Fourth Quarter 2012 Conference Call and Webcast.

2013–03–18; Makuch, T., Lake Shore Gold Reports Solid Progress in 2012, Company Nearing Completion of Key Construction Programs, Strong Production Growth and Lower Costs Planned in 2013.

Technical Report, Bell Creek Mine, 27 March 2015	Page 165

2013–03–19; Makuch, T., Lake Shore Gold Announces Appointment of Philip C. Yee as Vice–President & Chief Financial Officer.

2013–03–28; Lake Shore Gold Files Bell Creek Mine Reserve Technical Report

2013–04–08; Lake Shore Gold Reports First Quarter 2013 Production of 23,200 Ounces of Gold

2013–04–22; Lake Shore Gold to Hold Annual Meeting in Toronto on May 15, 2013

2013–05–07; Lake Shore Gold Announces Details of First Quarter 2013 Conference Call and Webcast

2013–05–09; Lake Shore Gold Completes Sale of Mexican Portfolio to Revolution Resources Corp. for Significant Equity Interest

2013–05–10; Lake Shore Gold Announces Amendments to Shareholder Meeting Matters

2013–05–14; Lake Shore Gold Reports First Quarter 2013 Results

2013–05–16; Lake Shore Gold Announces Results of Shareholders' Meeting

2013–06–24; Lake Shore Gold Reports Improving Operating Performance, Company on Track for Strong Second Quarter and for Net Free Cash Flow by Late 2013

2013–07–04; Lake Shore Gold Reports Record Production in Second Quarter

2013 2013–07–29; Lake Shore Gold Announces Details of Second Quarter 2013 Conference Call and Webcast

2013–08–12; Lake Shore Gold Reports Record Production and Lower Operating Costs in Second Quarter 2013, Commissioning of Mill Expansion Progressing

2013–10–09; Lake Shore Gold Reports Solid Third Quarter 2013 Operating Results, Announces Completion of Mill Expansion and Achievement of Production Target of Over 3,000 Tonnes Per Day

2013–10–23; Lake Shore Gold Announces Details of Third Quarter 2013 Conference Call and Webcast

2013–11–03; Lake Shore Gold Appoints Diane Francis to Board of Directors

2013–11–05; Lake Shore Gold Reports Lower Costs, Improved Grades and Higher Gold Sales in Third Quarter 2013

2013–12–03; Lake Shore Gold Produces 16,700 Ounces in November, Company Generating Net Free Cash Flow in Fourth Quarter 2013

2013–12–10; Lake Shore Gold Increases 2014 Production Guidance

2013–12–16; Lake Shore Gold Extends Maturity of Standby Line of Credit and Reduces Debt Levels

2014–01–07; Lake Shore Gold Achieves Record Production of 134,600 Ounces in 2013 and 51,700 Ounces during Fourth Quarter

2014–01–24; Lake Shore Gold's Preliminary 2013 Operating Cost Per Ounce Sold Beats Company Guidance

2014–03–10; Lake Shore Gold Announces Details of Fourth Quarter and Full–Year 2013 Conference Call and Webcast

2014–03–18; Lake Shore Gold Reports Record Operating Results in 2013, Company Growing Production and Generating Free Cash Flow in 2014

2014–03–26; Lake Shore Gold Identifies New, High–Grade Structures Near Current Mining at Bell Creek Labine Deposit

Technical Report, Bell Creek Mine, 27 March 2015	Page 166

2014–03–31; Lake Shore Gold Announces Filing of Annual Information Form and Form 40–F

2014–04–03; Lake Shore Gold Produces 44,600 Ounces in First Quarter 2014

2014–04–08; Lake Shore Gold Announces Details of Annual General Meeting and First Quarter 2014 Conference Call and Webcast

2014–04–10; Lake Shore Gold Reports Cash Operating Costs of US$630 Per Ounce for First Quarter 2014, Better Than Full–Year 2014 Guidance

2014–05–06; Lake Shore Gold Reports Strong First Quarter Operating and Financial Results

2014–05–07; Lake Shore Gold Announces Results of Shareholders' Meeting

2014–05–22; Lake Shore Gold Announces Management Change

2014–06–05; Lake Shore Gold Announces $10 Million Debt Prepayment Driven by Continued Strong Operating Results and Increasing Cash Position

2014–07–03; Lake Shore Gold Reports Record Production of 52,300 Ounces in Second Quarter 2014

2014–07–10; Lake Shore Gold Reports Preliminary Second Quarter Costs

2014–07–16; Lake Shore Gold Announces Details of Second Quarter and Six–Month 2014 Conference Call and Webcast

2014–07–31; Lake Shore Gold Reports Record Operating Results in Second Quarter 2014

2014–09–12; S&P Dow Jones Indices Announces Changes to the S&P/TSX Canadian Indices

2014–09–25; Lake Shore Gold Reports New Zones of High Grade Mineralization, With Strong Potential to Increase Reserves at Bell Creek

2014–10–03; Lake Shore Gold Produces 142,500 Ounces of Gold in First Nine Months of 2014, Company Expects to Meet or Exceed Top End of 2014 Production Guidance

2014–10–07; Lake Shore Gold Intersects Wide, High–Grade Gold Mineralization at 144 Property, Confirms Earlier Gold Discovery Near Thunder Creek Deposit

2014–10–09; Lake Shore Gold Reports Preliminary Costs for Third Quarter 2014

2014–10–16; Lake Shore Gold Announces Details of Third Quarter and Nine–Month 2014 Conference Call and Webcast

2014–10–21; Lake Shore Gold Confirms and Extends S2 Fold Nose Mineralization at Timmins Deposit, Continues Evaluation of High–Grade Gold Mineralization Southwest of Thunder Creek in 144 Gap

2014–10–29; Lake Shore Gold Reports Strong Operating Performance, Increases Cash and Achieves Exploration Success in Third Quarter 2014

2014–11–10; Lake Shore Gold Announces Appointment of Peter van Alphen as Vice–President, Operations

2014–11–13; Drilling at 144 Property Intersects Additional Wide, High–Grade Mineralization at New 144 Gap Zone

2014–12–15; Lake Shore Gold Appoints Ingrid J. Hibbard to Board of Directors

2014–12–17; Lake Shore Gold to Repay $20 Million Standby Line of Credit

Technical Report, Bell Creek Mine, 27 March 2015	Page 167

2014–12–18; Lake Shore Gold Targets Continued Strong Production, Low Unit Costs and Aggressive Exploration in 2015

2015–01–07; Lake Shore Gold Reports Record Production of 185,600 Ounces in 2014, Company Repays $45 Million of Debt and Increases Cash and Bullion to Approximately $60 Million

2015–01–15; Lake Shore Gold Beats 2014 Cost Targets; Low Unit Costs Drive Free Cash Flow

2015–01–27; Lake Shore Gold Triples Minimum Strike Length of 144 Gap Zone Mineralization

2015–02–24; Lake Shore Gold Identifies Thick, High–Grade Core of Gold Mineralization at 144 Gap Zone

2015–03–12; Lake Shore Gold Announces 29% Increase in Ore Reserves

Technical Report, Bell Creek Mine, 27 March 2015	Page 168

28.0	DATE AND SIGNATURE PAGE

This report titled ” 43–101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” having an effective date of December 31, 2014 was prepared and signed by the following authors:

(Signed & Sealed) “Natasha Vaz”

Dated at Timmins, Ontario
March 27, 2015	Natasha Vaz, P. Eng., MBa
VP Technical Services
Lake Shore Gold Corp.

(Signed & Sealed) “Eric Kallio”

Dated at Timmins, Ontario
March 27, 2015	Eric Kallio, P. Geo.
VP Exploration
Lake Shore Gold Corp.

Technical Report, Bell Creek Mine, 27 March 2015	Page 169

29.0	CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE

To Accompany the Report titled ”43–101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada”.

I, Natasha Vaz, do hereby certify that:

1.	I reside at 441 Marc Santi Blvd, Maple, Ontario.

2.	I am a graduate of the University of Toronto, Toronto, Ontario with a B.Sc. in Mineral Engineering.

3.	I have practiced my profession continuously since 2002.

4.	I am a member of the Professional Engineers of Ontario (Membership Number 100122657).

5.	I have been continuously employed during this period by Goldcorp Inc., Red Lake Gold Mines, FNX Mining, and Lake Shore Gold Corp.

6.

I have experience in operations, engineering, and project management in underground mining environments. My accountabilities in this role included all phases of project development from project evaluation (study) through to project development (execution).

7.

I have read the definition of “qualified person” set out in NI 43–101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purpose of NI 43–101.

8.

I am currently employed by Lake Shore Gold Corp. (since May 2008) and now hold the position of Vice–President, Technical Services. I am directly accountable for the Updated Reserve estimate for Timmins West Mine. I have provided constant feedback and oversight throughout the development of the Reserve Estimate and have reviewed all supporting documentation.

9.

I take personal accountability for the content of Items 13, 15, 16, 17, 18, 19, 20, 21, 22, 24, 27, 28, and 29, which I have reviewed and found to be fair and reasonable assessments suitable for inclusion in the estimated Updated Reserves for Bell Creek Mine having an effective date of December 31, 2014.

10.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report.

11.

I have read NI 43–101 and form 43–101F1, as well as the Repeal and Replacement of NI 43–101 Standards of Disclosure for Mineral Projects, Form 43–101F1 Technical Reports, and Companion Policy 43–101CP (April 08, 2011) and this Technical Report has been prepared in compliance with these instruments and forms.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Timmins, Ontario, this 27th day of March 2015.

“Natasha Vaz”
(Signed and Sealed)
Natasha Vaz, P. Eng., MBA

Technical Report, Bell Creek Mine, 27 March 2015	Page 170

CERTIFICATE

To Accompany the Report titled ” 43–101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada”.

I, Eric Kallio, do hereby certify that:

1.	I reside at 38 Halldorson Ave, Aurora, ON.

2.	I am a graduate of University of Waterloo with a B.Sc. (Hons) in Earth Sciences.

3.	I have practiced my profession continuously since 1980.

4.	I am a member of the Association of Professional Geoscientists of Ontario (0174).

5.

I have practiced my profession as a geologist for 35 years being employed by Placer Dome Canada as Chief Geologist at the Dome Mine, Centerra Gold as Senior Resource Geologist, Kinross Gold as Exploration Manager for Canada, Patricia Mining as Vice President Exploration and as an Independent Geological Consultant for a wide variety of companies in both Canada and abroad including Detour Gold Corp, Pelangio Mines Inc., Ursa Major Minerals, Golden Goose Resources, Verena Minerals, Baffinland Iron Mining, Goldeye Exploration and others.

6.	I have experience with various mineral deposit types, Mineral Resource estimation techniques, and the preparation of technical reports.

7.

I have read the definition of “qualified person” set out in NI 43–101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purpose of NI 43–101.

8.

I am currently employed by Lake Shore Gold Corp. (since 2008), and hold the position of Senior Vice President Exploration. I have been directly involved in design and management of both surface and underground and surface exploration, evaluation of new exploration and mining opportunities and management of the underground geology departments at the Timmins West and Bell Creek Mine sites.

9.

I take personal accountability for the content of Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, 25, 26, 27, 28, and 29 of the report which I have reviewed and found to be fair and reasonable assessments suitable for inclusion in the estimated Updated Reserves for Bell Creek Mine having an effective date of December 31, 2014.

10.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report.

11.

I have read NI 43–101 and form 43–101F1, as well as the Repeal and Replacement of NI 43–101 Standards of Disclosure for Mineral Projects, Form 43–101F1 Technical Reports, and Companion Policy 43–101CP (April 08, 2011) and this Technical Report has been prepared in compliance with these instruments and that forms.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Timmins, Ontario, this 27th day of March 2015.

“Eric Kallio”
(Signed and Sealed)
Eric Kallio, P. Geo.

Technical Report, Bell Creek Mine, 27 March 2015	Page 171

APPENDIX A

SIGNIFICANT DRILL HOLE INTERSECTIONS

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-1

SIGNIFICANT DRILL HOLE INTERSECTIONS

Historic Holes

HOLE–ID	EASTING	NORTHING	ELEVATION	AZIMUTH	DIP	LENGTH	ROCKCODE	FROM	TO	WIDTH	AU	AU_CUT
9140	5507.33	5561.07	1991.06	51.50	–11.50	84.75	North A	61.95	65.15	3.20	2.09	2.09
9144	5706.00	5467.99	2049.60	28.00	0.00	526.82	North A	149.24	152.70	3.47	0.24	0.24
							North B	198.76	201.36	2.60	4.02	4.02
9151	5548.30	5611.40	1989.80	181.00	0.00	7.47	North A	0.62	3.33	2.71	5.37	5.37
9152	5548.30	5611.40	1989.80	144.00	0.00	9.30	North A	1.08	8.08	7.00	3.03	3.03
9153	5490.30	5580.20	1987.20	360.00	–28.00	61.28	North A	32.20	34.14	1.94	3.90	3.90
							North AX	44.39	46.68	2.29	8.52	8.52
9156	5520.50	5611.50	1988.00	11.00	0.00	21.34	North A	2.07	3.63	1.56	4.30	4.30
							North AX	13.58	15.96	2.37	0.04	0.04
9158	5506.20	5561.00	1989.40	360.00	–20.00	67.68	North A	51.46	53.32	1.86	0.57	0.57
							North AX	60.94	63.38	2.44	4.91	4.91
9159	5491.00	5581.30	1988.00	337.00	–25.00	66.14	North A	33.85	38.40	4.55	3.18	3.18
							North AX	49.54	51.83	2.29	4.08	4.08
9167	5559.20	5606.60	1988.00	0.00	0.00	6.10	North A	0.00	1.77	1.77	8.12	8.12
9168	5564.40	5607.20	1988.00	18.00	0.00	6.10	North A	0.00	1.56	1.56	1.91	1.91
9211	5695.50	5527.50	2048.00	18.00	–31.00	85.04	North A	65.21	67.32	2.11	7.83	7.83
							North A Footwall	74.37	76.42	2.05	5.51	5.51
9212	5695.50	5527.60	2047.90	18.00	–54.00	100.00	North A	75.08	77.18	2.10	2.00	2.00
							North A Footwall	80.18	82.83	2.65	43.83	14.76
9213	5696.60	5527.40	2047.90	40.00	–46.00	85.34	North A	76.32	78.57	2.25	0.56	0.56
9214	5550.00	5367.30	2024.80	355.00	–34.00	252.20	North A	240.83	243.63	2.80	5.75	5.75
							North AX	276.20	278.42	2.22	3.46	3.46
9219	5751.00	5354.30	2052.30	360.00	–39.00	255.00	North A	231.60	233.89	2.29	1.88	1.88
9222	5550.00	5367.20	2024.70	346.00	–42.00	273.00	North AX	268.97	271.10	2.13	4.83	4.83
9223	5696.60	5527.40	2047.90	44.00	–34.00	82.90	North A	75.67	78.00	2.33	4.22	4.22
9407	5701.00	5567.60	1987.10	0.00	–60.00	32.90	North A	8.90	11.80	2.90	1.88	1.88
9408	5701.00	5567.60	1989.60	0.00	38.00	21.00	North A	8.90	13.00	4.10	5.09	4.69
9409	5701.00	5567.60	1987.60	320.00	–40.00	25.90	North A	8.50	12.00	3.50	4.54	4.54
9411	5652.00	5581.50	1987.20	0.00	–80.00	21.95	North A	7.60	11.50	3.90	7.27	7.27
9412	5457.00	5617.70	1988.50	0.00	–55.00	20.40	North AX	12.43	15.11	2.68	3.56	3.56
9413	5465.00	5617.80	1988.40	0.00	–52.00	21.90	North AX	11.80	14.40	2.60	5.23	5.23
9414	5475.00	5616.20	1988.20	0.00	–50.00	20.40	North AX	13.10	16.30	3.20	3.54	3.54
9415	5485.00	5615.30	1988.20	0.00	–45.00	20.40	North AX	12.00	14.30	2.30	32.60	10.21
9430	5703.50	5490.20	2048.35	9.00	–5.00	116.50	North A	102.00	104.00	2.00	1.77	1.77
							North A Footwall	112.00	114.03	2.03	1.32	1.32
9431	5703.50	5490.20	2048.35	18.00	–16.00	127.50	North A	100.90	102.80	1.90	3.64	3.64
							North A Footwall	113.00	115.00	2.00	3.58	3.58
9432	5703.50	5490.20	2048.00	18.00	–50.00	141.00	North A	111.40	115.29	3.89	0.58	0.58
9433	5703.50	5490.20	2048.00	26.00	–29.00	121.50	North A	103.00	105.00	2.00	3.58	3.58
							North A Footwall	112.00	114.00	2.00	1.13	1.13
9434	5703.50	5490.20	2048.00	22.00	–5.00	126.00	North A	108.00	109.93	1.93	2.00	2.00
							North A Footwall	118.50	120.49	1.99	2.35	2.35
9435	5703.20	5490.20	2048.00	28.00	–15.00	162.00	North A	105.20	107.50	2.30	1.13	1.13
							North A Footwall	116.00	118.00	2.00	2.85	2.85
							North B	152.00	158.00	6.00	3.87	3.87
9436	5704.30	5490.30	2047.60	40.00	–15.00	147.00	North A	126.50	131.29	4.79	3.06	3.06

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-2

							North A Footwall	135.48	138.06	2.57	0.00	0.00
9437	5704.30	5490.30	2047.40	40.00	–45.00	141.00	North A	118.20	122.21	4.01	3.70	3.70
							North A Footwall	137.40	140.05	2.66	0.03	0.03
9439	5702.00	5490.00	2047.40	325.00	–63.00	156.00	North A	148.70	151.50	2.80	6.44	6.44
9440	5702.00	5490.00	2047.40	313.00	–68.00	171.00	North A	162.60	167.10	4.50	7.41	7.41
9441	5702.00	5490.00	2047.40	340.00	–47.00	130.50	North A	116.00	118.30	2.30	10.39	10.39
9442	5702.40	5490.00	2047.50	360.00	–60.00	142.00	North A	118.92	121.60	2.68	2.52	2.52
9443	5526.00	5509.20	1999.00	46.00	–42.00	129.00	North A	113.95	124.30	10.35	3.70	3.70
9444	5526.00	5509.20	1999.00	46.00	–17.00	124.50	North A	113.20	116.30	3.10	3.45	3.45
9445	5525.00	5509.20	1999.00	30.00	–17.00	114.00	North A	103.20	105.20	2.00	10.20	10.20
9446	5525.00	5509.20	1999.00	30.00	–32.00	114.00	North A	105.00	107.00	2.00	4.78	4.78
9448	5508.00	5560.00	1990.74	52.00	–24.00	84.00	North A	61.39	64.00	2.61	0.46	0.46
9449	5508.00	5560.00	1990.20	52.00	–51.00	84.00	North A	63.00	66.00	3.00	4.06	4.06
9450	5507.00	5561.00	1990.60	33.00	–30.00	66.00	North A	54.00	56.00	2.00	3.71	3.71
9451	5505.00	5560.50	1990.20	360.00	–50.00	64.50	North A	53.10	55.90	2.80	10.09	10.09
9452	5505.50	5561.00	1990.60	360.00	–10.00	300.00	North A	50.72	51.70	0.98	1.39	1.39
							North AX	60.77	62.54	1.77	5.94	5.94
9453	5505.40	5561.00	1990.20	23.00	–15.00	93.00	North A	52.50	54.80	2.30	11.53	9.47
9454	5504.50	5560.60	1990.30	321.00	–47.00	75.00	North A	69.44	72.15	2.71	0.65	0.65
9455	5504.50	5560.60	1990.30	321.00	–30.00	87.00	North A	59.80	62.40	2.60	2.99	2.99
							North AX	78.43	81.00	2.57	2.68	2.68
9459	5527.00	5508.00	1998.80	30.00	–48.00	130.50	North A	110.00	112.00	2.00	0.52	0.52
9460	5527.20	5507.00	1999.00	59.00	–21.00	135.00	North A	122.70	128.60	5.90	8.54	8.54
18002	5706.40	5630.90	2108.90	176.00	4.00	12.19	North A Footwall	0.00	0.04	0.00	0.00	0.00
2–1	5695.00	5640.50	2171.50	360.00	–5.00	47.85	North B	41.03	44.73	3.22	0.66	0.66
2–3	5695.00	5640.50	2171.50	30.00	–5.00	28.60	North A Footwall	0.01	2.28	2.26	2.54	2.54
2–4	5650.00	5656.50	2172.00	360.00	–5.00	36.27	North B	26.56	29.50	2.94	1.40	1.40
2–5	5675.00	5659.00	2172.00	360.00	–5.00	37.80	North B	23.00	26.00	3.00	1.35	1.35
2–6	5700.00	5655.00	2171.50	0.00	–5.00	36.60	North B	30.32	33.50	3.00	0.95	0.95
2–7	5723.00	5652.50	2171.50	360.00	–5.00	33.50	North B	53.00	56.00	3.00	1.55	1.55
3–3	5698.00	5619.00	2109.00	30.00	–5.00	31.40	North B West	277.97	280.15	2.18	3.27	3.27
3–5	5728.00	5632.00	2109.00	360.00	–5.00	40.20	North B	23.45	27.20	3.75	1.44	1.44
							North B	26.00	28.00	2.00	1.29	1.29
							North B	38.10	40.10	2.00	2.94	2.94
3–6	5750.00	5634.00	2109.50	360.00	–5.00	38.10	North A	215.80	218.05	2.25	3.85	3.85
3–7	5775.00	5626.00	2109.50	360.00	–5.00	46.00	North A	244.32	247.73	3.40	5.09	5.09
3–8	5776.00	5625.00	2109.50	45.00	–5.00	62.50	North A	226.90	229.19	2.29	4.59	4.59
4–2	5698.50	5425.50	2046.40	360.00	–70.00	243.80	North B	25.30	29.40	4.10	2.67	2.67
4–3	5679.30	5400.80	2043.50	340.00	–60.00	320.04	North A Footwall	13.44	15.88	2.44	5.27	5.27
							North B	43.50	45.50	2.00	2.49	2.49
4–6	5679.00	5400.00	2043.50	327.00	–55.00	266.45	North A	213.32	215.32	2.00	4.88	4.88
4–9	5679.30	5400.00	2043.50	340.00	–65.00	251.50	North A	8.22	11.03	2.82	2.56	2.56
240–02	5708.20	5605.40	2048.90	45.50	–1.50	15.32	North A Footwall	3.32	6.06	2.74	0.60	0.60
240–03	5708.50	5603.90	2048.90	107.50	0.00	31.70	North A	22.34	28.65	6.31	5.97	5.97
240–04	5708.30	5604.80	2048.90	64.00	1.00	22.25	North A Footwall	5.00	9.00	4.00	1.91	1.91
240–05	5736.90	5597.30	2048.90	44.00	1.00	55.20	North A	0.00	1.10	1.10	7.69	7.69
							North A Footwall	13.12	15.47	2.34	0.57	0.57
240–06	5734.60	5597.40	2048.90	27.50	0.50	54.90	North A	0.00	0.39	0.39	0.75	0.75
							North A Footwall	11.74	13.85	2.11	1.86	1.86
							North B	49.00	52.00	3.00	2.57	2.57

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-3

240–07	5737.60	5597.40	2048.00	27.50	–33.00	65.50	North A Footwall	9.19	11.09	1.90	0.43	0.43
							North B	45.50	47.70	2.20	1.02	1.02
240–08	5754.70	5596.30	2048.96	52.50	1.00	76.50	North A Footwall	10.18	15.00	4.82	1.90	1.90
							North B	70.95	73.09	2.13	0.20	0.20
240–09	5754.40	5596.10	2048.00	54.00	–37.00	68.35	North A Footwall	8.30	10.95	2.65	1.38	1.38
							North B	60.35	63.40	3.05	0.19	0.19
240–11	5702.90	5609.30	2047.90	1.00	–39.00	46.33	North A Footwall	1.10	2.34	1.24	7.22	7.22
240–13	5736.90	5597.30	2047.70	360.00	–40.00	60.96	North A Footwall	9.42	11.50	2.08	1.55	1.55
							North B	52.00	54.17	2.17	5.80	5.80
2C01	5718.70	5672.00	2219.70	359.00	0.00	30.50	North B	23.10	25.65	2.55	3.68	3.68
2C02	5699.60	5674.50	2219.30	358.00	0.00	32.60	North B	25.60	28.30	2.70	1.22	1.22
3B01	5733.00	5643.60	2141.50	360.00	0.00	30.48	North B	24.99	28.00	3.01	0.70	0.70
3B02	5733.00	5643.60	2140.80	360.00	–20.00	29.60	North B	22.50	25.35	2.85	1.73	1.73
3B03	5686.00	5648.70	2140.70	360.00	3.00	35.97	North B	26.52	29.87	3.35	3.92	3.92
3B04	5686.00	5648.60	2140.20	358.00	–16.00	35.05	North B	22.68	25.62	2.94	2.29	2.29
3B05	5686.00	5648.80	2141.10	360.00	22.00	39.90	North B	29.30	34.94	5.64	3.94	3.94
4–1B	5698.50	5425.50	2046.40	360.00	–60.00	219.46	North A	175.00	181.00	6.00	7.03	7.03
BC05–12	5774.50	5437.20	2283.40	360.00	–78.00	407.00	North A	363.30	366.09	2.80	0.63	0.63
							North A Footwall	371.00	374.00	3.00	3.90	3.90
BC05–21	5824.10	5419.80	2283.10	360.00	–59.00	350.00	North A	292.10	295.00	2.90	1.20	1.20
							North B	345.00	347.55	2.55	13.60	6.10
BC05–22	5824.10	5419.80	2283.10	360.00	–72.00	410.00	North A	320.80	326.80	6.00	9.58	9.58
							North A Footwall	332.85	335.00	2.15	4.13	4.13
							North B	373.84	376.30	0.30	0.00	0.00
BC05–23	5774.30	5486.20	2284.00	360.00	–70.00	260.00	North A	256.20	260.00	3.80	3.63	3.63
BC05–28	5874.10	5353.50	2283.60	360.00	–58.00	461.00	North A	322.98	327.02	4.04	0.71	0.71
							North A Footwall	332.50	336.84	4.34	4.53	4.53
BC05–31	5898.10	5274.70	2282.60	330.00	–58.00	500.00	North A	453.81	457.05	3.05	0.23	0.23
							North A Footwall	461.15	463.55	2.40	2.58	2.58
BC05–37	5995.60	5214.20	2283.50	330.00	–62.00	591.00	North A	520.35	523.10	0.00	0.00	0.00
							North B	568.14	570.50	2.36	0.03	0.03
C102	5685.40	5607.60	2282.90	0.00	–50.00	144.00	North B	126.50	129.50	3.00	2.74	2.74
C112	5717.20	5641.20	2283.00	0.00	–50.00	120.00	North B	82.50	84.50	2.00	6.22	6.22
C123	5688.20	5563.80	2283.00	0.00	–65.00	200.00	North B	174.80	177.80	3.00	3.40	3.40
C124	5749.00	5610.00	2282.80	0.00	–50.00	150.00	North A	78.00	81.00	3.00	6.90	6.90
							North B	114.40	116.50	2.10	2.99	2.99
C125	5718.70	5570.80	2283.00	0.00	–65.00	203.00	North B	170.80	174.00	3.20	2.43	2.43
C127	5688.20	5528.90	2283.00	0.00	–65.00	256.00	North B	208.00	211.00	3.00	5.04	5.04
C128	5749.30	5568.30	2282.90	0.00	–65.00	200.00	North A	142.30	144.50	2.20	2.79	2.79
							North B	175.50	177.30	1.80	3.91	3.91
C129	5780.40	5568.30	2282.80	0.00	–65.00	204.00	North A	135.20	138.00	2.80	2.48	2.48
							North B	175.50	178.00	2.50	0.89	0.89
C134	5689.00	5514.60	2283.00	360.00	–70.00	273.00	North B	262.50	264.50	2.00	1.62	1.62
C135	5749.40	5513.50	2283.00	360.00	–70.00	270.00	North A	212.40	216.00	3.60	4.56	4.56
							North A Footwall	228.80	230.80	2.00	2.72	2.72
							North B	261.50	263.50	2.00	0.42	0.42
C136	5811.28	5517.39	2282.93	360.00	–70.00	291.00	North A	196.70	199.30	2.60	1.91	1.91
							North B	246.70	250.30	3.60	1.55	1.55
C137	5856.98	5518.16	2282.91	360.00	–70.00	288.00	North A	179.09	181.26	2.17	2.14	2.14
C141	5718.70	5555.60	2283.00	360.00	–70.00	213.00	North B	200.40	202.96	2.56	4.37	4.37

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-4

C142	5779.76	5548.87	2282.93	360.00	–75.00	234.00	North A	183.00	185.30	2.30	5.00	5.00
							North B	225.50	228.00	2.50	3.46	3.46
C143	5780.40	5610.30	2283.00	360.00	–60.00	144.00	North A	81.83	84.49	2.66	5.22	5.22
							North B	127.20	130.20	3.00	1.24	1.24
C144	5809.16	5610.99	2282.94	360.00	–65.00	147.00	North A	79.40	82.50	3.10	0.99	0.99
							North B	133.00	136.00	3.00	1.13	1.13
C146	5719.00	5612.50	2283.00	0.00	–60.00	132.00	North B	118.72	122.00	3.28	1.99	1.99
C184	5507.00	5490.00	2286.00	360.00	–80.00	435.00	North A	348.00	350.15	2.15	3.04	3.04
							North AX	363.04	365.83	2.79	0.00	0.00
C185	5566.00	5490.00	2285.50	360.00	–80.00	363.00	North A	323.16	326.04	2.04	0.02	0.02
C188	5626.00	5450.00	2287.00	360.00	–80.00	381.00	North A	361.50	364.50	3.00	4.15	4.15
C190	5689.00	5425.00	2285.50	360.00	–80.00	432.00	North A	358.40	360.40	1.99	4.69	4.69
C191	5749.00	5425.00	2283.00	360.00	–80.00	378.00	North A	345.00	347.49	2.50	3.32	3.32
							North A Footwall	354.70	356.75	2.05	1.91	1.91
C192	5749.00	5475.00	2283.00	360.00	–80.00	312.00	North A	285.90	288.40	2.50	2.22	2.22
							North A Footwall	298.07	300.13	2.06	4.54	4.54
C299	5810.00	5475.00	2283.00	2.00	–70.00	342.00	North A	272.13	274.42	2.29	1.91	1.91
							North A Footwall	282.70	285.70	3.00	1.70	1.70
							North B	328.60	330.80	2.20	10.56	10.56
C300	5810.00	5425.00	2283.00	360.00	–70.00	399.00	North A	315.60	319.60	4.00	5.14	5.14
							North A Footwall	326.60	331.52	4.92	2.25	2.25
							North B	371.95	374.20	2.25	2.00	2.00
KB403	5818.20	5563.95	2282.92	340.00	–45.00	122.00	North A	120.08	121.96	1.88	1.74	1.74
KB404	5796.37	5625.92	2282.89	340.00	–50.00	206.00	North B	104.30	106.40	2.10	1.86	1.86

Lake Shore Gold Surface Drilling

BC–08–09	6045.14	4834.15	2284.03	3.27	–72.10	1301.00	North A	1024.80	1028.60	3.80	8.66	8.66
							North A2	955.65	958.00	1.25	1.32	1.32
							North A4	1013.90	1015.90	2.00	5.33	5.33
							North B2	1049.25	1053.90	4.65	6.07	6.07
							North B3	1042.60	1044.60	2.00	1.77	1.77
BC–08–09A	6045.14	4834.15	2284.03	3.27	–72.10	1091.00	North A	1013.00	1015.00	2.00	2.99	2.99
							North A2	954.80	961.45	6.65	3.26	3.26
							North B2	1056.89	1059.38	2.49	1.52	1.52
							North B3	1034.69	1037.41	0.00	0.00	0.00
BC–08–09B	6045.14	4834.15	2284.03	3.27	–72.10	1211.00	North A	987.67	990.15	0.00	0.00	0.00
							North A2	929.25	933.70	4.45	3.78	3.78
							North B2	1020.50	1022.90	2.40	1.49	1.49
							North B3	1010.80	1013.00	2.20	4.58	4.58
BC–08–09C	6045.14	4834.15	2284.03	3.27	–72.10	1223.00	North A	973.60	979.40	5.80	5.94	5.94
							North A2	908.20	916.00	7.80	4.76	4.76
							North B2	1002.90	1005.20	2.30	4.28	4.28
BC–08–09D	6045.14	4834.15	2284.03	3.27	–72.10	1123.00	North A	995.10	997.20	2.10	1.94	1.94
							North A2	931.60	934.00	2.40	2.87	2.87
							North B2	1027.30	1029.70	2.40	3.33	3.33
							North B3	1012.40	1014.31	1.91	3.01	3.01

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-5

BC–08–23	6043.56	5104.52	2284.21	7.73	–73.66	1121.00	North A2	616.30	618.50	2.20	3.77	3.77
BC–08–23A	6043.56	5104.52	2284.21	7.73	–73.66	684.25	North A2	616.47	620.20	3.72	3.84	3.84
BC–08–23B	6043.56	5104.52	2284.21	7.73	–73.66	675.50	North A2	615.85	617.75	1.90	1.86	1.86
BC–08–23C	6043.56	5104.52	2284.21	7.73	–73.66	625.85	North A2	616.20	618.27	2.07	0.77	0.77
BC–08–27	5714.31	5163.27	2286.26	4.45	–69.12	805.00	North A	626.70	629.00	2.30	0.30	0.30
							HW2	704.76	707.60	1.50	1.61	1.61
BC–09–02	5800.88	5108.18	2283.68	359.64	–72.46	912.00	North A	743.05	749.15	6.10	6.76	6.76
							North A4	681.69	684.50	2.82	0.97	0.97
							North B2	758.92	763.43	4.11	0.12	0.12
							HW2	669.85	671.02	1.17	4.84	4.84
BC–09–02A	5800.88	5108.18	2283.68	359.64	–72.46	770.00	North A	720.00	728.58	8.58	3.46	3.46
							North A4	652.70	654.45	1.75	2.95	2.95
BC–09–03	6041.94	4966.67	2284.13	4.76	–73.53	1122.80	North A2	793.20	795.60	2.40	2.77	2.77
BC–09–03A	6041.94	4966.67	2284.13	4.76	–73.53	1001.65	North A	864.50	866.50	2.00	3.90	3.90
							North A2	781.60	787.05	5.45	7.47	7.47
BC–09–03C	6041.94	4966.67	2284.13	4.30	–73.40	843.00	North A2	742.50	747.80	5.30	4.61	4.61
BC–09–07	5774.37	5198.29	2284.97	5.11	–67.16	702.00	North A	597.08	599.35	2.27	3.24	3.24
							North A4	534.60	538.10	3.50	4.07	4.07
BC–09–11	6041.58	4967.37	2283.96	352.66	–63.08	952.00	North A	785.00	787.10	2.10	0.79	0.79
							North A2	739.00	749.20	10.20	3.23	3.23
							North B2	823.76	824.08	0.32	0.03	0.03
							North B2	824.10	826.60	2.50	1.78	1.78
BC–09–12	5801.23	5108.04	2283.55	14.00	–73.00	876.00	North A	727.10	730.40	3.30	8.47	8.47
							North A4	686.40	688.90	2.50	7.01	7.01
							North B	779.80	781.40	1.60	6.19	6.19
							North B2	748.30	750.10	1.80	2.91	2.91
BC–09–16	5995.07	5199.80	2283.83	350.00	–57.00	499.70	North A	482.80	485.30	2.50	1.06	1.06
BC–09–17	6041.68	4967.00	2284.16	351.77	–55.74	953.00	North A	722.80	725.01	2.21	2.75	2.75
BC–09–18	5904.80	5346.90	2284.00	0.04	–77.91	567.80	North A	449.46	451.57	2.11	0.44	0.44
							North B	528.74	531.32	2.58	0.15	0.15
BC–09–19	5904.80	5346.90	2284.00	1.00	–68.00	588.00	North A	415.79	418.20	2.40	0.38	0.38
							North B	492.86	494.80	1.94	1.77	1.77
BC–09–23	5990.39	5134.50	2283.73	343.60	–56.60	705.70	North A	644.60	646.40	1.80	1.82	1.82
							North B2	676.40	678.45	2.05	1.23	1.23
BC–09–24B	6052.65	4736.48	2283.71	6.42	–74.02	1406.00	North A	1137.90	1140.90	2.99	2.86	2.86
							North A2	1118.49	1131.15	12.66	11.93	11.72
							North B	1238.59	1240.70	2.11	0.93	0.93
							North B2	1197.85	1200.20	2.35	2.66	2.66
BC–09–24C	6052.65	4736.48	2283.71	6.42	–74.02	1394.00	North A	1110.40	1114.50	4.10	6.04	6.04
							North A2	1073.50	1076.10	2.60	2.12	2.12
							North B2	1144.00	1146.10	2.10	0.58	0.58
BC–09–24F	6052.65	4736.48	2283.71	6.42	–74.02	1358.00	North A	1141.80	1144.80	3.00	5.55	5.55
							North A2	1098.42	1114.50	16.08	3.78	3.78
							North B	1208.94	1211.00	2.06	1.57	1.57
							North B2	1174.20	1176.40	2.20	2.02	2.02
BC–09–24H	6052.65	4736.48	2283.71	6.42	–74.02	1106.78	North A	1044.00	1060.02	16.02	4.00	4.00
							North A2	1005.03	1007.36	2.33	0.48	0.48
BC–09–24I	6052.65	4736.48	2283.71	6.42	–74.02	1118.00	North A2	992.03	994.38	2.34	3.89	3.89
BC–09–26	5774.40	5198.59	2284.96	4.00	–63.00	751.00	North A	565.25	568.10	2.85	0.99	0.99
							North B	630.00	632.40	2.40	2.49	2.49

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-6

							HW2	590.00	592.75	2.75	1.28	1.28
BC–09–29	5774.35	5198.87	2284.92	3.80	–73.02	783.00	North A	641.70	644.14	2.45	1.22	1.22
							North A4	563.95	566.20	2.25	1.75	1.75
BC–09–41	5774.48	5199.21	2284.89	4.00	–56.00	678.00	North A	517.90	519.80	1.90	1.96	1.96
							North B	569.10	571.10	2.00	1.00	1.00
BC–09–50	5650.00	5085.08	2286.03	6.22	–55.71	711.00	North A	623.40	625.60	2.20	11.55	11.55
							North B West	671.00	673.00	2.00	2.86	2.86
BC–09–53	6046.88	4782.78	2284.18	347.07	–83.60	1364.00	North A	1153.00	1167.40	14.40	12.67	12.67
BC–09–53	6046.88	4782.78	2284.18	347.07	–83.60	1364.00	North A2	1123.95	1125.98	2.03	1.79	1.79
							North B	1236.40	1239.10	2.70	3.80	3.80
							North B2	1202.50	1205.00	2.50	4.53	4.53
							North B3	1176.85	1183.75	6.90	2.51	2.51
							HW7	1130.90	1133.10	2.20	3.80	3.80
BC–09–53A	6046.88	4782.78	2284.18	347.07	–83.60	1345.00	North A	1163.50	1189.89	26.39	5.13	5.13
							North A2	1114.40	1116.90	2.50	5.94	5.94
							North A4	1149.00	1150.90	1.90	2.71	2.71
							North B	1229.80	1232.50	2.70	2.44	2.44
							North B2	1201.49	1203.90	2.41	3.51	3.51
BC–09–53B	6046.88	4782.78	2284.18	347.07	–83.60	1434.00	North A	1193.00	1217.30	24.30	3.12	3.12
							North A2	1153.90	1156.40	2.50	8.24	8.24
							North B	1294.69	1296.99	2.30	1.40	1.40
							North B2	1230.40	1236.81	6.41	9.56	9.56
BC–09–53D	6046.88	4782.78	2284.18	347.07	–83.60	1357.00	North A	1207.30	1212.00	4.70	5.79	5.79
							North A4	1165.60	1168.00	2.40	9.33	9.28
							North B	1292.40	1296.39	3.99	1.14	1.14
							North B2	1243.12	1246.42	0.00	0.00	0.00
BC–09–53E	6046.88	4782.78	2284.18	347.07	–83.60	1357.00	North A	1222.90	1227.10	4.20	4.45	4.45
BC–09–53G	6046.88	4782.78	2284.18	347.07	–83.60	1279.00	North A	1170.70	1172.80	2.10	1.08	1.08
							North A4	1136.67	1138.90	2.23	1.44	1.44
							North B	1230.93	1233.54	2.61	0.02	0.02
							North B2	1192.51	1195.02	2.51	0.00	0.00
BC–09–53H	6046.88	4782.78	2284.18	347.07	–83.60	1267.20	North A	1138.19	1140.90	2.71	3.26	3.26
							North A2	1083.70	1086.10	2.40	5.87	5.87
							North A4	1117.95	1121.58	3.63	2.21	2.21
							North B	1200.40	1202.40	2.00	1.25	1.25
							North B2	1172.70	1174.90	2.20	3.07	3.07
							North B3	1147.40	1152.00	4.60	5.63	5.63
BC–09–53L	6046.88	4782.78	2284.18	347.07	–83.60	1335.00	North A	1180.00	1223.10	43.10	4.01	4.01
							North A2	1146.70	1149.50	2.80	15.02	9.08
							North B	1285.25	1287.75	2.50	0.79	0.79
							North B2	1253.99	1257.40	3.40	3.62	3.62
BC–09–53N	6046.88	4782.78	2284.18	347.07	–83.60	1355.60	North A	1210.90	1213.15	2.25	5.61	5.61
							North A2	1142.80	1145.09	2.29	2.70	2.70
							North A4	1170.00	1182.85	12.85	8.78	8.78
							North B	1278.05	1280.13	2.08	2.84	2.84
							North B2	1237.55	1240.55	3.00	3.44	3.44
BC–09–53O	6046.88	4782.78	2284.18	347.07	–83.60	1331.00	North A	1208.00	1212.00	4.00	13.65	13.65
							North A2	1143.16	1146.78	3.62	8.73	8.73
							North A4	1176.17	1180.79	4.62	0.04	0.04
							North B	1259.50	1264.90	5.40	4.46	4.46

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-7

							North B2	1238.90	1241.20	2.30	7.10	7.10
BC–09–58	5747.68	5183.23	2286.70	7.77	–72.55	828.01	North A	668.70	671.00	2.30	7.86	7.86
BC–09–61	5681.00	5114.00	2285.00	9.31	–56.62	741.00	North A	597.00	599.40	2.40	1.61	1.61
BC–09–63	6039.12	4966.66	2284.03	344.84	–73.35	1075.00	North A	832.30	839.40	7.10	5.61	5.61
							North A2	784.00	786.10	2.10	1.97	1.97
							North B	914.00	916.00	2.00	2.73	2.73
							North B2	885.50	888.00	2.50	1.98	1.98
							North B3	867.50	870.10	2.60	5.95	5.95
BC–09–63A	6039.12	4966.66	2283.03	344.84	–73.35	1004.00	North A	855.20	858.10	2.90	3.25	3.25
							North A2	784.70	788.00	3.30	1.85	1.85
BC–09–63B	6039.12	4966.66	2283.03	344.84	–73.35	1022.00	North A	809.50	811.50	2.00	3.90	3.90
							North A2	765.40	766.08	0.69	0.01	0.01
							North B2	835.60	838.50	2.90	6.32	6.32
BC–09–64	5750.00	5150.00	2284.00	7.00	–60.00	747.00	North A	579.00	580.80	1.80	2.23	2.23
BC–09–67	5750.00	5098.00	2283.00	19.41	–75.97	735.00	North A	634.50	636.80	2.30	2.88	2.88
BC–09–69	5799.44	4934.16	2284.10	15.43	–75.50	1277.00	North A	924.15	926.25	2.10	4.64	4.64
							North A3	889.00	891.85	2.85	4.55	4.55
							North A4	895.84	898.00	2.16	1.94	1.94
							North B	986.05	990.90	4.85	2.17	2.17
							North B2	944.00	946.00	2.00	2.86	2.86
BC–09–69A	5799.44	4934.16	2284.10	15.43	–75.50	1113.90	North A	909.01	912.00	2.99	6.88	6.88
							North A4	870.20	872.50	2.30	6.41	6.41
							North B	960.10	962.60	2.50	3.16	3.16
							North B2	936.54	938.40	1.86	0.75	0.75
BC–09–69B	5799.44	4934.16	2284.10	15.43	–74.50	1100.00	North A	902.40	907.91	5.51	6.63	6.63
							North A3	876.30	878.00	1.70	7.29	7.29
							North A4	884.00	889.60	5.60	8.05	7.69
							North B	963.00	966.90	3.90	3.97	3.97
							North B2	932.00	934.19	2.19	2.29	2.29
BC–09–69C	5799.44	4934.16	2284.10	15.43	–75.50	1040.00	North A	878.00	880.10	2.10	4.54	4.54
							North A3	847.10	849.40	2.30	0.96	0.96
							North A4	855.40	861.10	5.70	9.39	9.39
							North B	955.00	957.10	2.10	2.54	2.54
							North B2	912.30	914.50	2.20	11.83	11.63
							HW2	861.20	864.65	3.45	5.28	5.28
							HW3	848.23	849.60	1.37	0.07	0.07
BC–09–69E	5799.44	4934.16	2284.10	15.43	–75.50	965.65	North A	882.06	885.94	3.88	5.10	5.10
							North A4	836.05	837.83	1.78	0.01	0.01
							North B	946.00	948.32	2.32	2.02	2.02
							North B2	904.81	906.55	1.74	0.72	0.72
BC–09–71	5749.20	4831.00	2284.18	19.41	–75.97	1224.00	North A	1095.00	1097.40	2.40	0.65	0.65
							North B	1156.60	1159.40	2.80	2.00	2.00
BC–09–71A	5749.20	4831.00	2284.18	15.43	–75.34	1273.00	North A	1093.00	1096.35	3.35	14.44	14.44
							North A4	1059.00	1061.60	2.60	4.35	4.35
							North B	1145.80	1148.40	2.60	6.22	6.22
							North B2	1115.71	1118.10	2.39	0.76	0.76
BC–09–71B	5749.20	4831.00	2284.18	19.41	–75.97	1200.80	North A	1080.40	1082.50	2.10	4.93	4.93
							North A2	1011.00	1013.00	2.00	0.81	0.81
							North A4	1054.00	1057.40	3.40	5.27	5.27
							North B	1127.30	1129.30	2.00	1.60	1.60

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-8

							North B2	1098.00	1100.40	2.40	1.06	1.06
BC–09–71C	5749.20	4831.00	2284.18	19.41	–76.00	1214.00	North A	1061.90	1065.00	3.10	7.42	7.42
							North A2	996.00	1002.20	6.20	3.13	3.13
							North A4	1045.00	1047.00	2.00	0.66	0.66
							North B2	1083.40	1085.60	2.20	4.21	4.21
							North B3	1073.60	1075.41	0.00	0.00	0.00
BC–09–72	5802.00	5213.00	2284.00	6.58	–65.68	750.00	North A	551.80	562.25	10.45	10.15	10.15
							North A
							Hangingwall	544.69	547.00	2.30	1.93	1.93
							North B	612.00	614.80	2.80	3.78	3.78
							North B2	571.37	573.47	2.10	0.09	0.09
BC–09–73	5584.84	5074.99	2288.47	7.79	–71.66	785.00	North B West	750.40	753.60	3.20	0.99	0.99
BC–09–77	5802.00	5212.00	2284.00	7.79	–71.66	723.00	North A	626.20	628.92	2.72	0.41	0.41
							North A
							Hangingwall	604.79	619.41	14.62	6.10	6.10
							North A4	555.75	559.97	0.00	0.00	0.00
							North B	682.70	685.00	2.30	3.44	3.44
							North B2	644.53	647.00	2.47	2.09	2.09
BC–10–92	6350.52	4116.26	2291.09	20.45	–78.20	1916.00	North A2	1832.80	1835.00	2.20	3.11	3.11
BC–10–92B	6350.52	4116.26	2291.09	20.45	–78.20	2113.00	North A	1873.00	1875.10	2.10	4.90	4.90
							North A2	1851.37	1854.13	2.75	0.14	0.14
							North B	1912.80	1915.80	3.00	1.51	1.51
							North B2	1889.50	1892.50	3.00	2.78	2.78
BC–10–94A	6047.05	4549.34	2284.42	16.19	–79.12	1563.00	North A	1355.10	1357.70	2.60	1.56	1.56
							North A2	1313.10	1317.20	4.10	22.04	15.17
							North B	1447.30	1449.50	2.20	5.83	5.83
							North B2	1409.04	1411.31	2.26	1.79	1.79
BC–10–94C	6047.05	4549.34	2284.42	16.19	–79.12	1542.00	North A	1358.90	1409.50	50.60	5.20	5.20
							North A2	1338.38	1343.56	5.18	0.10	0.10
							North B	1465.89	1469.09	3.20	0.02	0.02
							North B2	1433.90	1443.69	9.80	6.64	6.64
BC–10–94E	6047.05	4549.34	2284.42	16.19	–79.12	1517.70	North A	1355.00	1365.25	10.25	3.15	3.15
							North A2	1326.64	1329.79	0.00	0.00	0.00
							North B	1449.00	1451.60	2.60	4.89	4.89
							North B2	1410.76	1414.80	4.04	8.68	8.68
BC–10–94H	6047.05	4549.34	2284.42	16.19	–79.12	1603.00	North B	1507.90	1510.20	2.30	2.20	2.20
BC–10–94L	6047.05	4549.34	2284.34	16.19	–79.12	1518.50	North A	1371.40	1377.50	6.10	3.71	3.71
							North A2	1334.30	1336.81	2.51	0.78	0.78
							North B	1470.51	1474.06	3.55	0.02	0.02
							North B2	1417.50	1426.30	8.80	4.31	4.31
BC–11–103A	6040.45	4280.86	2286.48	14.88	–84.15	2056.00	North B	1964.40	1967.15	2.75	2.76	2.76
BC–11–103B	6040.45	4280.86	2286.48	14.88	–84.15	2080.00	North B	1968.10	1971.10	3.00	5.64	5.64
BC–11–103D	6040.45	4280.86	2286.48	14.88	–84.15	2210.00	North B	2032.70	2036.91	4.20	4.83	4.83
BC–11–103E	6040.45	4280.86	2286.48	14.88	–84.15	2138.00	North B	2019.70	2023.10	3.40	3.61	3.61
BC–11–103F	6040.45	4280.86	2286.48	14.88	–84.15	2101.00	North A	1954.40	1960.10	5.70	7.76	7.76
							North B	2008.55	2012.25	3.70	5.37	5.37
							North B2	1980.30	1991.85	11.55	1.98	1.98
BC–11–103G	6040.45	4280.86	2286.48	14.88	–84.15	2049.70	North A	1968.85	1973.40	4.55	2.73	2.73
							North A2	1948.60	1951.40	2.80	0.98	0.98
							North B	2009.90	2012.50	2.60	0.23	0.23
							North B2	1984.95	1987.50	2.55	0.07	0.07

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-9

BC–11–105B	5745.42	4830.46	2284.50	30.01	–81.00	1456.00	North A	1284.94	1299.50	14.55	7.87	7.87
							North B	1333.35	1336.15	2.80	1.66	1.66
							North B2	1307.00	1326.64	19.65	5.12	5.12
BC–11–105C	5745.42	4830.46	2284.50	30.01	–81.00	1382.00	North A	1253.00	1262.10	9.10	5.20	5.20
							North B	1304.70	1308.90	4.20	5.31	5.31
							North B2	1283.20	1291.50	8.30	3.32	3.32
BC–11–105D	5745.42	4830.46	2284.50	30.01	–81.00	1354.00	North A	1236.20	1252.80	16.60	7.24	7.24
							North B	1290.90	1297.70	6.80	8.13	8.13
							North B2	1271.00	1277.40	6.40	7.73	7.73
BC–11–97	6048.43	4393.85	2285.60	2.09	–83.25	1899.00	North A	1690.00	1692.20	2.20	4.11	4.11
							North A2	1638.90	1646.80	7.90	5.13	5.13
							North B	1738.00	1742.40	4.40	3.18	3.18
							North B2	1709.90	1712.10	2.20	1.56	1.56
BC–11–97B	6048.43	4393.85	2285.60	1.90	–83.20	1814.00	North A	1677.70	1679.84	2.14	4.28	4.28
							North A2	1636.00	1638.00	2.00	1.34	1.34
							North B	1742.80	1750.00	7.20	2.78	2.78
							North B2	1704.00	1706.01	2.01	1.47	1.47
BC–11–97D	6048.43	4393.85	2285.60	1.90	–83.20	2053.00	North B	1873.60	1876.60	3.00	4.26	4.26
BC–11–97E	6048.43	4393.85	2285.60	1.90	–83.20	1913.00	North B	1838.30	1840.65	2.35	2.47	2.47
							North B2	1799.81	1801.90	2.09	2.70	2.70
S–09–06B	6193.09	4694.56	2286.71	3.94	–79.64	1260.00	North A2	1174.10	1176.60	2.50	0.70	0.70
S–09–06C	6193.09	4694.56	2286.71	3.51	–79.63	1260.00	North A2	1223.90	1226.11	2.21	3.39	3.39
S–09–06D	6193.09	4694.56	2286.71	3.86	–79.54	1131.00	North A2	1068.00	1110.97	42.97	1.37	1.37
S–09–06F	6193.09	4694.56	2286.71	3.86	–79.54	1304.00	North A	1142.15	1157.00	14.85	1.86	1.86
							North A2	1105.65	1107.98	2.33	2.43	2.43
							North B2	1194.85	1197.10	2.25	4.34	4.34
S–09–07	6141.38	4548.90	2287.94	10.33	–79.74	1420.00	North A	1347.00	1349.06	2.07	7.60	7.60
							North A2	1317.90	1320.17	2.27	0.57	0.57
							North B2	1371.20	1373.64	2.44	1.11	1.11
S–09–07B	6141.38	4548.90	2287.94	10.33	–79.74	1529.00	North A	1323.30	1325.40	2.10	3.73	3.73
							North A2	1287.30	1289.80	2.50	4.59	4.59
							North B	1428.80	1430.90	2.10	2.26	2.26
							North B2	1369.90	1372.50	2.60	0.81	0.81
S–09–07C	6141.38	4548.90	2287.94	10.33	–79.74	1526.00	North A	1334.50	1339.00	4.50	4.67	4.67
							North A2	1295.00	1297.40	2.40	4.51	4.51
							North B	1433.78	1435.81	2.03	0.61	0.61
							North B2	1381.70	1384.10	2.40	0.68	0.68
S–09–07E	6141.38	4548.90	2287.94	10.33	–79.74	1396.00	North A	1315.00	1317.30	2.30	4.21	4.21
							North A2	1301.00	1303.17	2.17	1.07	1.07
							North A2	1237.00	1262.00	25.00	3.11	3.11
S–09–07H	6141.38	4548.90	2287.94	10.33	–79.74	1504.00	North A	1317.90	1320.10	2.20	7.58	7.58
							North A2	1287.00	1289.10	2.10	3.12	3.12
							North B	1396.60	1399.00	2.40	2.74	2.74
							North B2	1369.90	1371.80	1.90	3.51	3.51
S–10–11B	6141.81	4399.94	2288.03	17.01	–80.80	1634.00	North A	1566.00	1568.00	2.00	5.40	5.40
							North A2	1538.50	1540.60	2.10	2.07	2.07
							North B	1615.50	1619.30	3.80	5.84	5.84
							North B2	1588.00	1590.00	2.00	0.20	0.20
S–10–11D	6141.81	4399.94	2288.03	17.01	–80.80	1753.40	North A	1603.03	1606.72	0.00	0.00	0.00
							North A2	1567.30	1569.50	2.20	3.38	3.38

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-10

							North B	1669.40	1672.00	2.60	0.56	0.56
							North B2	1637.20	1639.50	2.30	5.87	5.87
S–10–11F	6141.81	4399.94	2288.03	17.01	–80.80	2020.00	North B	1848.90	1853.49	4.60	12.56	11.35
							North B2	1826.49	1829.00	2.50	0.66	0.66
S–10–11H	6141.81	4399.94	2288.03	17.01	–80.80	2029.00	North B	1905.30	1907.50	2.20	3.54	3.54
S–10–11I	6141.81	4399.94	2288.03	17.01	–80.80	1940.50	North B	1790.80	1799.45	8.65	6.01	6.01
S–10–11J	6141.81	4399.94	2288.03	17.01	–80.80	1855.50	North B	1760.00	1762.50	2.50	1.33	1.33
S–10–11K	6141.81	4399.94	2288.03	17.01	–80.80	1817.00	North A	1615.90	1627.00	11.10	5.17	5.17
							North A2	1595.00	1603.39	8.40	3.13	3.13
							North B	1692.60	1698.00	5.40	4.10	4.10
							North B2	1663.10	1674.50	11.40	10.85	10.85
S–10–11N	6141.81	4399.94	2288.03	17.01	–80.80	1988.00	North A	1758.60	1761.23	2.63	0.06	0.06
							North A2	1719.50	1724.40	4.90	6.10	6.10
							North B	1840.60	1848.00	7.40	4.05	4.05
							North B2	1787.40	1791.10	3.70	5.34	5.34
S–10–11O	6141.81	4399.94	2288.03	17.01	–81.00	1880.80	North A	1714.40	1716.80	2.40	5.70	5.70
							North A2	1670.20	1674.80	4.60	4.31	4.31
							North B	1773.90	1780.40	6.50	1.60	1.60
							North B2	1742.00	1744.00	2.00	2.64	2.64
S–10–12A	6179.52	3759.27	2286.95	22.27	–80.00	2197.00	North A2	2180.00	2182.10	2.10	0.94	0.94

Lake Shore Gold Underground Drilling

BC180–221	5640.50	5452.20	2108.30	316.50	–48.00	297.00	North A	261.30	264.00	2.70	4.81	4.81
							North AX	281.70	284.50	2.80	4.37	4.37
BC180–222	5639.80	5452.20	2108.20	312.00	–44.00	297.00	North A	244.50	246.50	2.00	2.44	2.44
							North AX	258.59	262.12	3.54	1.97	1.97
BC180–223	5640.90	5452.20	2108.10	332.40	–61.00	252.00	North A	232.30	234.30	2.00	3.17	3.17
BC180–224	5641.10	5452.00	2108.00	331.00	–69.00	270.00	North A	253.69	256.30	2.60	5.64	5.64
BC180–225	5641.66	5452.10	2107.90	351.00	–69.00	240.00	North A	198.40	207.01	7.60	6.24	6.24
BC180–226	5641.70	5451.60	2108.00	352.00	–75.00	315.00	North A	225.80	228.19	2.39	2.00	2.00
							North B West	294.90	297.60	2.70	0.29	0.29
BC180–227	5642.20	5452.00	2108.10	10.00	–64.00	291.00	North A	201.50	203.60	2.10	3.90	3.90
							North B West	254.53	256.64	1.00	1.44	1.44
BC180–228	5642.20	5451.90	2107.90	13.00	–74.00	252.00	North A	226.00	228.80	2.80	5.96	5.96
BC180–229	5642.30	5452.10	2108.20	10.00	–55.00	252.00	North A	186.70	188.71	2.01	1.25	1.25
BC180–230	5640.60	5451.90	2107.60	30.00	–74.00	321.00	North A	242.70	245.50	2.80	0.99	0.99
BC180–231	5643.20	5451.90	2108.10	31.50	–60.00	231.00	North A	194.10	198.00	3.90	5.93	5.93
BC180–233	5643.30	5451.80	2107.90	33.70	–74.90	267.00	North A	234.70	237.10	2.40	1.02	1.02
BC210–232	5791.80	5510.40	2076.70	37.50	–55.50	210.00	North A	99.80	102.40	2.60	1.94	1.94
							North A
							Footwall	110.84	112.58	1.74	0.27	0.27
							North B	168.00	170.30	2.30	0.37	0.37
BC210–252	5788.20	5510.80	2076.70	331.00	–58.00	231.00	North A	112.14	114.50	2.36	5.29	5.29
							North A
							Footwall	129.80	132.29	2.49	1.13	1.13
							North B	184.40	187.29	2.90	2.19	2.19
BC210–253	5787.30	5510.80	2076.70	18.00	–68.00	171.00	North A	116.60	119.60	3.00	4.52	4.52
							North A
							Footwall	122.80	125.20	2.40	1.96	1.96
BC210–254	5791.70	5510.30	2076.80	34.50	–45.50	231.00	North A	93.00	95.20	2.20	4.35	4.35
							North A
							Footwall	99.80	101.80	2.00	1.30	1.30

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-11

							North B	157.00	159.20	2.20	0.15	0.15

BC210–255	5787.00	5510.90	2076.70	41.00	–64.50	175.00	North A	127.00	131.00	4.00	9.07	9.07
							North A
							Footwall	140.59	145.19	4.59	0.87	0.87

BC210–256	5791.20	5510.50	2079.30	46.00	–31.50	141.00	North A	86.00	88.80	2.80	4.39	4.39
							North A
							Footwall	96.00	99.00	3.00	1.02	1.02

BC210–257	5791.60	5510.30	2077.40	55.00	–16.00	150.00	North A	89.00	92.10	3.10	1.17	1.17
							North A
							Footwall	104.00	112.19	8.19	4.58	4.58

BC210–258	5789.10	5510.50	2076.70	56.00	–54.00	144.00	North A	107.91	111.01	3.10	4.48	4.48
							North A
							Footwall	115.52	128.66	13.14	5.80	5.80

BC210–259	5789.10	5510.50	2076.70	62.50	–67.00	180.00	North A	139.00	146.79	7.79	0.26	0.26
							North A
							Footwall	149.00	152.00	3.00	1.73	1.73

BC210–260	5791.60	5510.30	2076.80	64.50	–43.00	144.00	North A	108.00	111.40	3.40	0.96	0.96
							North A
							Footwall	128.01	132.00	3.30	0.97	0.97

BC210–261	5790.80	5510.00	2076.70	67.60	–56.80	201.00	North A	136.49	140.89	4.40	1.62	1.62
							North A
							Footwall	156.18	159.50	2.50	0.04	0.04

BC210–262	5790.50	5510.80	2076.50	71.50	–36.00	170.00	North A	120.80	126.40	5.60	2.74	2.74
							North A
							Footwall	142.00	145.99	4.00	0.18	0.18

BC210–263	5870.50	5508.50	2078.50	360.00	5.00	102.00	North A	61.50	63.30	1.80	0.96	0.96

BC210–264	5850.00	5508.80	2078.10	360.00	–52.00	117.00	North A	70.20	82.50	12.30	3.29	3.29

BC210–265	5837.50	5508.50	2080.40	360.00	4.00	102.00	North A	73.60	75.90	2.30	2.45	2.45
							North A
							Footwall	83.40	85.50	2.10	1.79	1.79

BC210–275	5789.10	5510.50	2076.70	56.00	–50.00	255.00	North A	103.00	105.40	2.40	11.45	11.45
							North A
							Footwall	110.34	119.00	8.66	5.83	5.83

BC210–461	5870.50	5508.50	2078.50	26.00	–28.00	111.00	North A	69.90	72.20	2.30	3.81	3.81
							North A
							Footwall	76.80	78.50	1.70	2.99	2.99

BC210–462	5870.50	5508.50	2078.50	15.00	–30.00	96.00	North A	61.00	68.98	7.98	6.81	6.81
							North A
							Footwall	70.80	73.00	2.20	2.30	2.30

BC210–463	5870.50	5508.50	2078.50	13.00	–10.00	96.00	North A	58.70	60.70	2.00	1.64	1.64
							North A
							Footwall	72.00	73.90	1.90	0.96	0.96

BC210–464	5870.50	5508.50	2078.50	4.00	–36.00	105.00	North A	61.90	66.70	4.80	7.11	7.11
							North A
							Footwall	69.50	73.90	4.40	3.02	3.02

BC210–465	5870.50	5508.50	2078.50	4.00	–55.00	105.00	North A	70.10	72.60	2.50	1.16	1.16
							North A
							Footwall	82.00	84.47	2.47	0.84	0.84

BC210–466	5870.50	5508.50	2078.50	4.00	–12.00	90.00	North A	56.50	58.50	2.00	3.74	3.74
							North A
							Footwall	69.20	72.00	2.80	2.14	2.14

BC210–467	5862.50	5508.70	2078.90	360.00	–51.00	108.00	North A	66.30	70.39	4.09	0.83	0.83
							North A
							Footwall	79.60	82.10	2.50	0.15	0.15

BC210–468	5862.50	5508.70	2078.90	0.00	–45.00	99.00	North A	62.00	64.50	2.50	1.34	1.34
							North A
							Footwall	76.00	79.10	3.10	3.12	3.12

BC210–469	5850.00	5508.80	2078.50	0.00	–50.00	111.00	North A	71.60	81.90	10.30	3.27	3.27
							North A
							Footwall	81.90	84.04	2.14	0.36	0.36

BC210–470	5850.00	5508.80	2078.50	360.00	–44.00	105.00	North A	74.90	79.60	4.70	1.64	1.64
							North A
							Footwall	79.60	80.81	1.21	0.01	0.01

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-12

BC210–471	5850.00	5508.80	2078.50	360.00	–25.00	90.00	North A	67.07	69.30	2.24	0.16	0.16
							North A
							Footwall	74.26	76.20	1.94	1.63	1.63
BC210–472	5850.00	5508.80	2078.50	360.00	–10.00	90.00	North A	69.90	72.00	2.10	0.75	0.75
							North A
							Footwall	80.00	82.00	2.00	2.90	2.90
BC210–473	5837.50	5508.80	2078.20	360.00	–50.00	117.00	North A	79.60	81.80	2.20	1.49	1.49
							North A
							Footwall	85.04	87.36	2.32	0.13	0.13
BC210–474	5837.50	5508.80	2078.20	360.00	–44.00	111.00	North A	76.30	78.30	2.00	1.41	1.41
							North A	78.33	80.36	2.03	0.16	0.16
							North A
							Footwall	81.00	83.10	2.10	2.45	2.45
BC210–475	5837.50	5508.80	2078.20	360.00	–19.00	102.00	North A	69.51	71.40	1.89	1.06	1.06
							North A
							Footwall	76.10	78.40	2.30	0.84	0.84
BC210–476	5825.00	5508.90	2078.50	0.00	–43.00	108.00	North A	75.00	78.01	3.01	3.90	3.90
							North A
							Footwall	86.86	89.12	2.27	0.06	0.06
BC210–477	5825.00	5508.90	2078.50	0.00	–36.00	108.00	North A	72.50	74.90	2.40	3.37	3.37
							North A
							Footwall	81.60	83.40	1.80	6.94	6.94
BC210–478	5825.00	5508.90	2078.50	360.00	–28.00	105.00	North A	72.00	74.80	2.80	5.97	5.97
							North A
							Footwall	76.90	79.00	2.10	4.37	4.37
BC210–479	5825.00	5508.90	2078.50	360.00	–11.00	99.00	North A	73.01	77.01	4.00	3.38	3.38
							North A
							Footwall	80.00	82.71	2.71	2.66	2.66
BC210–480	5812.50	5508.90	2078.10	360.00	–41.00	120.00	North A	83.70	85.80	2.10	11.21	11.21
							North A
							Footwall	93.70	96.00	2.30	0.34	0.34
BC210–481	5800.00	5509.00	2077.40	0.00	–42.00	117.00	North A	88.60	90.50	1.90	3.89	3.89
							North A
							Footwall	95.00	97.00	2.00	1.32	1.32
BC210–482	5800.00	5509.00	2077.40	360.00	–35.00	111.00	North A	87.00	88.90	1.90	1.44	1.44
							North A
							Footwall	91.90	93.50	1.60	0.29	0.29
BC210–483	5800.00	5509.00	2077.40	360.00	–25.00	111.00	North A	84.61	86.42	1.80	0.90	0.90
BC210–484	5800.00	5509.00	2077.40	0.00	–15.00	111.00	North A	84.35	86.31	1.96	5.31	5.31
BC210–485	5787.50	5512.10	2077.50	360.00	–11.00	111.00	North A	93.00	95.20	2.20	2.36	2.36
BC210–486	5787.50	5512.10	2077.70	360.00	–30.00	111.00	North A	92.25	94.70	2.46	0.04	0.04
							North A
							Footwall	96.45	98.77	2.31	0.40	0.40
BC240–268	5796.30	5349.60	2053.10	12.00	–58.00	345.00	North A	270.30	272.70	2.40	1.39	1.39
							North B	318.20	322.60	4.40	5.45	5.45
BC240–269	5796.30	5349.60	2053.10	3.50	–54.00	351.00	North A	255.40	257.60	2.20	3.26	3.26
							North B	316.70	319.00	2.30	1.42	1.42
BC240–270	5797.60	5352.40	2053.10	22.00	–57.50	345.00	North A	273.80	276.20	2.40	5.30	5.30
							North A
							Hangingwall	255.07	256.41	1.34	0.17	0.17
							North B	318.20	323.10	4.90	7.80	7.80
BC240–271	5797.50	5352.50	2053.10	15.60	–45.60	321.00	North A	230.41	235.01	4.60	3.17	3.17
							North B	289.23	291.30	2.07	0.44	0.44
BC240–272	5796.30	5349.60	2053.10	40.00	–52.50	357.00	North A	267.30	269.60	2.30	0.60	0.60
BC240–273	5796.30	5349.60	2053.10	28.00	–51.50	336.10	North A	247.40	249.30	1.90	0.93	0.93
							North B	308.60	310.90	2.30	1.55	1.55
BC240–274	5796.30	5349.60	2053.10	349.00	–56.00	357.00	North A	269.70	272.10	2.40	1.43	1.43
BC240–276	5796.30	5349.60	2053.10	354.00	–68.10	402.20	North A	313.41	316.73	0.49	0.12	0.12
							North A4	241.80	244.70	2.90	8.47	8.47

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-13

BC240–277	5599.10	5371.40	2031.40	14.00	–54.00	300.00	North A	225.60	227.70	2.10	1.05	1.05
							North B West	287.00	288.80	1.80	19.97	18.03
BC240–278	5599.10	5371.40	2031.40	26.00	–65.00	306.00	North A	265.90	268.20	2.30	2.85	2.85
							North B West	296.00	298.30	2.30	0.96	0.96
							North B West	304.61	307.10	2.50	1.90	1.90
BC240–284A	5650.00	5369.40	2041.50	22.00	–66.00	342.00	North A	266.00	268.30	2.30	0.64	0.64
BC240–285	5650.00	5370.00	2040.00	33.00	–62.60	390.00	North A	253.59	255.25	1.66	0.04	0.04
BC240–286	5650.00	5370.00	2040.00	32.00	–55.50	317.00	North A	256.20	258.50	2.30	1.50	1.50
BC240–287	5650.00	5370.00	2040.00	26.00	–48.50	285.00	North A	230.74	232.95	2.21	0.21	0.21
							North B West	314.20	317.20	3.00	12.34	12.34
BC240–290	5551.00	5369.60	2023.60	11.00	–49.50	272.80	North A	239.20	245.90	6.70	5.29	5.29
BC240–291	5551.00	5369.60	2023.60	12.00	–59.00	357.00	North A	268.30	271.99	3.70	3.67	3.67
							North B West	316.60	318.70	2.10	0.95	0.95
BC240–292	5551.00	5369.60	2023.60	6.00	–41.50	270.00	North A	238.70	240.60	1.90	2.03	2.03
BC240–293	5551.00	5369.60	2023.60	6.00	–54.50	351.00	North A	247.90	250.60	2.70	3.15	3.15
							North B West	300.70	302.69	1.99	0.86	0.86
BC240–294	5551.00	5369.60	2023.60	6.00	–61.50	297.00	North A	249.20	269.40	20.20	2.04	2.04
BC240–295	5551.00	5369.60	2023.60	359.60	–53.40	315.00	North A	238.60	247.50	8.90	3.45	3.45
							North AX	280.70	282.70	2.00	10.44	10.44
BC240–297	5797.70	5353.20	2054.50	33.00	–41.00	429.00	North A	269.50	271.50	2.00	1.59	1.59
BC240–302	5797.70	5353.20	2054.50	23.00	–9.00	372.00	North A	224.50	227.90	3.40	1.96	1.96
							North A
							Footwall	236.00	239.00	3.00	1.35	1.35
BC240–303	5797.70	5353.20	2054.50	20.00	–5.00	400.00	North A	231.49	234.20	2.70	2.92	2.92
							North A
							Footwall	237.00	239.14	2.14	2.32	2.32
BC240–305	5797.70	5353.20	2054.50	32.00	–36.00	381.00	North A	240.50	242.69	2.20	0.39	0.39
BC240–323	5796.60	5353.20	2054.50	10.00	7.00	381.00	North A	228.30	230.50	2.20	0.84	0.84
							North A
							Footwall	238.59	240.80	2.21	0.72	0.72
BC240–328A	5796.60	5353.20	2054.50	4.50	16.00	381.00	North A	249.00	251.00	2.00	1.80	1.80
							North B	296.29	298.19	1.90	6.11	6.11
BC240–330	5797.60	5353.20	2054.50	13.00	12.00	381.00	North A	242.87	245.30	2.43	0.00	0.00
							North A
							Footwall	246.60	248.60	2.00	1.47	1.47
BC240–332	5796.60	5353.20	2054.50	8.00	15.00	380.00	North A	242.37	244.87	2.50	0.98	0.98
							North A
							Footwall	257.69	259.69	2.00	6.28	6.28
BC240–342	5799.30	5352.10	2053.10	40.00	–74.00	500.00	North A	376.57	379.70	2.10	0.70	0.70
							North A4	354.87	357.46	2.59	2.50	2.50
							North B	461.89	467.09	5.20	3.54	3.54
							North B2	410.00	412.70	2.70	0.72	0.72
BC240–343	5799.30	5352.10	2053.10	22.00	–70.00	399.00	North A	327.00	332.30	5.30	5.56	5.56
							North A
							Hangingwall	312.60	314.70	2.10	3.67	3.67
							North A4	279.00	280.90	1.90	1.27	1.27
							North B	373.00	375.30	2.30	7.01	7.01
							North B2	338.21	340.32	2.11	0.14	0.14
							North A
BC300–366	5861.90	5545.40	1994.95	7.00	0.00	18.00	Footwall	6.80	9.00	2.20	2.10	2.10
							North A
BC300–367	5850.05	5549.43	1994.85	4.00	0.00	18.00	Footwall	4.40	11.70	7.30	4.06	4.06
							North A
BC300–369	5836.88	5555.12	1994.71	4.00	0.00	18.00	Footwall	6.10	8.60	2.50	5.54	5.54
							North A
BC300–371	5825.43	5564.56	1994.28	3.00	0.00	5.70	Footwall	4.30	5.70	1.40	0.24	0.24

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-14

							North A
BC300–371A	5825.42	5564.56	1994.28	3.00	0.00	18.00	Footwall	4.30	5.80	1.50	0.27	0.27
							North A
BC300–373	5812.66	5568.68	1994.05	11.00	0.00	18.00	Footwall	5.00	7.20	2.20	13.88	13.88

BC300–375	5799.60	5570.54	1993.83	358.00	0.00	18.00	North A	0.00	0.50	0.50	3.64	3.64
							North A
							Footwall	6.41	10.12	3.71	5.63	5.63

BC300–377	5787.81	5570.02	1993.60	0.00	0.00	18.00	North A	0.00	1.99	1.99	4.77	4.77
							North A
							Footwall	8.59	11.39	2.80	4.35	4.35
							North A
							Footwall	6.80	9.00	2.20	2.55	2.55

BC300–380	5775.01	5567.43	1993.44	179.00	0.00	12.00	North A	0.00	0.50	0.50	9.16	9.16
							North A
BC320–400	5858.50	5543.20	1976.00	28.00	0.00	31.00	Footwall	7.05	9.46	2.40	0.34	0.34
							North A
BC320–401	5858.90	5543.20	1976.90	28.00	30.00	35.00	Footwall	9.00	12.00	3.00	3.90	3.90
							North A
BC320–402	5850.00	5544.80	1976.00	0.00	0.00	21.00	Footwall	4.10	8.80	4.70	5.29	5.29
							North A
BC320–403	5850.00	5544.80	1977.00	0.00	30.00	24.00	Footwall	6.00	12.00	6.00	4.72	4.72
							North A
BC320–404	5839.40	5546.60	1975.90	0.00	0.00	22.00	Footwall	8.20	11.80	3.60	5.33	5.33
							North A
BC320–405	5839.40	5546.60	1977.10	0.00	27.00	27.00	Footwall	12.00	15.90	3.90	14.59	14.59
							North A
BC320–406	5824.50	5559.50	1975.60	0.00	28.00	24.00	Footwall	3.00	5.10	2.10	5.52	5.52
							North A
BC320–407	5824.50	5559.50	1975.10	0.00	0.00	18.00	Footwall	2.00	3.80	1.80	3.39	3.39
							North A
BC320–408	5812.50	5561.90	1975.70	0.00	37.00	24.00	Footwall	3.70	10.30	6.60	6.43	5.68
							North A
BC320–409	5812.50	5561.90	1974.30	0.00	0.00	19.00	Footwall	0.90	4.47	3.56	1.41	1.41
							North A
BC320–410	5800.00	5563.50	1974.70	0.00	34.00	24.00	Footwall	5.80	9.50	3.70	2.27	2.27
							North A
BC320–411	5800.00	5563.50	1973.80	0.00	0.00	18.00	Footwall	3.70	6.30	2.60	5.74	5.74

BC320–412	5787.50	5561.90	1974.70	360.00	32.00	27.00	North A	0.00	1.00	1.00	8.39	8.39
							North A
							Footwall	14.00	21.40	7.40	3.14	3.14
							North A
BC320–413	5787.50	5561.70	1973.40	360.00	0.00	24.00	Footwall	6.80	10.00	3.20	2.74	2.74

BC320–414	5775.00	5561.70	1974.05	360.00	33.00	30.00	North A	0.00	1.90	1.90	1.03	1.03
							North A
							Footwall	10.00	18.40	8.40	1.98	1.98

BC320–415	5775.00	5561.70	1973.80	360.00	0.00	27.00	North A	0.00	0.87	0.87	0.47	0.47
							North A
							Footwall	6.00	8.60	2.60	11.93	6.97
							North A
BC320–416	5762.80	5563.50	1974.20	360.00	32.00	30.00	Footwall	10.60	13.70	3.10	1.82	1.82
							North A
BC320–417	5762.80	5563.50	1972.70	360.00	0.00	21.00	Footwall	6.10	8.30	2.20	4.90	4.90
							North A
BC320–426	5858.90	5543.20	1974.50	28.00	–60.00	21.00	Footwall	13.00	17.00	4.00	2.12	2.12
							North A
BC320–427	5850.00	5544.80	1974.60	0.00	–50.00	21.00	Footwall	3.30	9.30	6.00	5.96	5.96
							North A
BC320–428	5839.40	5546.60	1974.20	0.00	–56.00	21.00	Footwall	12.50	16.00	3.50	5.95	5.95
							North A
BC320–429	5824.50	5559.50	1973.40	0.00	–50.00	21.00	Footwall	2.14	4.37	2.23	3.37	3.37
							North A
BC320–430	5812.50	5561.90	1972.70	0.00	–50.00	21.00	Footwall	0.00	3.60	3.60	4.21	4.21
							North A
BC320–431	5800.00	5563.50	1972.10	0.00	–50.00	21.00	Footwall	3.00	5.30	2.30	3.40	3.40
							North A
BC320–432	5787.50	5561.90	1972.00	0.00	–50.00	21.00	Footwall	6.50	10.40	3.90	2.90	2.90
							North A
BC320–433	5775.00	5563.70	1971.50	360.00	–50.00	21.00	Footwall	5.00	7.21	2.21	96.27	13.86
							North A
BC320–434	5762.80	5563.50	1971.20	360.00	–50.00	21.00	Footwall	6.00	8.20	2.20	1.49	1.49

BC330–418	5850.00	5541.60	1953.40	360.00	0.01	21.00	North A	0.00	4.00	4.00	12.20	12.20

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-15

							North A
							Footwall	5.00	8.00	3.00	2.08	2.08
							North A
BC330–419	5836.20	5543.00	1953.10	360.00	0.01	21.00	Footwall	10.00	12.40	2.40	0.65	0.65
							North A
BC330–420	5825.00	5553.80	1952.30	360.00	0.00	24.00	Footwall	1.50	3.50	2.00	4.56	4.56
BC330–421	5812.20	5556.00	1952.20	360.00	0.01	18.00	North A	0.00	2.30	2.30	8.82	8.82
							North A
							Footwall	2.30	4.80	2.50	1.27	1.27
							North A
BC330–422	5799.50	5556.60	1952.25	360.00	0.01	18.00	Footwall	2.00	4.00	2.00	33.25	18.96
							North A
BC330–423	5785.40	5555.20	1951.90	360.00	0.01	18.00	Footwall	9.50	11.50	2.00	2.21	2.21
							North A
BC330–424	5774.10	5552.70	1951.60	360.00	0.01	15.00	Footwall	7.80	9.80	2.00	10.75	10.24
BC355–317	5602.07	5562.93	1931.70	259.00	0.00	5.00	North A	0.00	2.29	2.29	5.92	5.92
BC355–318	5603.08	5568.01	1931.70	259.00	0.00	5.00	North A	0.00	5.00	5.00	3.97	3.97
BC355–319	5593.32	5575.20	1931.70	39.00	0.00	7.50	North A	0.00	1.60	1.60	15.22	15.22
BC355–360	5600.70	5559.30	1928.70	289.00	–35.00	10.50	North A	0.00	10.50	10.50	4.57	4.11
BC355–361	5600.70	5559.30	1929.00	289.00	–50.00	12.00	North A	0.00	12.00	12.00	5.94	5.94
BC355–362	5602.00	5563.00	1929.60	292.00	–33.00	19.50	North A	0.00	19.50	19.50	6.28	6.13
BC355–363	5609.90	5561.00	1931.60	292.00	45.00	12.00	North A	0.00	8.83	8.83	0.84	0.84
BC355–364	5609.90	5561.00	1931.00	292.00	30.00	12.00	North A	0.00	9.78	3.50	0.25	0.25
BC355–365	5602.00	5568.00	1928.30	245.00	–30.00	15.00	North A	0.00	14.38	14.38	7.16	7.16
BC370–309	5462.80	5512.10	1929.10	37.00	–44.50	180.00	North AX	101.73	104.73	3.00	2.94	2.94
BC370–310	5462.80	5512.10	1929.10	51.50	–30.00	180.00	North A	83.30	85.80	2.50	1.45	1.45
							North B West	139.80	142.10	2.30	1.43	1.43
BC370–311	5595.18	5558.66	1914.65	233.00	0.00	10.90	North A	0.00	0.05	0.05	10.83	10.83
BC370–312	5592.57	5562.56	1914.65	233.00	0.00	7.90	North A	0.00	2.17	2.17	0.03	0.03
BC370–313	5585.61	5569.04	1914.65	233.00	0.00	6.50	North A	0.00	3.10	3.10	6.16	6.16
BC370–314	5582.50	5572.52	1914.65	233.00	0.00	6.50	North A	0.00	3.59	3.59	0.85	0.85
BC370–315	5613.03	5555.50	1914.65	174.00	0.00	11.00	North A	3.40	6.40	3.00	4.04	4.04
BC370–316	5605.19	5555.14	1914.65	174.00	0.00	11.30	North A	0.00	2.07	2.07	0.54	0.54
BC370–326	5462.80	5512.10	1929.10	14.50	–52.00	150.00	North AX	95.10	99.60	4.50	10.15	10.08
BC370–329B	5462.80	5512.10	1934.20	58.80	–64.00	204.00	North B West	192.89	196.10	3.20	5.70	5.70
BC415–347	5581.60	5557.30	1873.60	180.00	0.01	15.00	North A	2.00	4.36	0.00	0.00	0.00
BC415–348	5580.00	5558.50	1873.60	180.00	0.01	15.00	North A	3.15	5.36	0.00	0.00	0.00
BC415–349	5578.50	5559.60	1873.60	180.00	0.01	15.00	North A	4.21	6.21	0.00	0.00	0.00
BC415–366	5661.60	5482.33	1876.90	4.50	–40.00	150.00	North A	53.50	55.60	2.10	0.25	0.25
							North B West	102.90	105.90	3.00	6.16	6.16
BC415–367	5661.64	5482.32	1876.64	4.50	–42.00	150.00	North A	52.60	54.70	2.10	2.50	2.50
BC415–368	5659.84	5482.77	1876.86	330.00	–23.00	135.00	North A	49.00	53.00	4.00	5.67	5.67
							North B West	123.00	125.40	2.40	1.64	1.64
BC415–369	5661.35	5482.37	1877.70	33.00	–10.00	135.00	North A	57.11	59.55	2.44	1.78	1.78
BC415–370	5661.40	5482.36	1877.12	33.50	–29.00	135.00	North A	56.90	59.00	2.10	2.29	2.29
BC415–374	5662.06	5482.23	1876.64	51.00	–65.00	126.00	North A	77.00	80.90	3.90	1.21	1.21
BC415–386	5582.60	5556.60	1873.10	230.00	0.00	15.00	North A	2.41	5.40	2.40	1.63	1.63
BC415–387	5579.60	5558.40	1873.64	230.00	0.00	15.00	North A	4.54	6.67	2.13	2.65	2.65
BC415–388	5575.17	5560.28	1874.10	230.00	0.00	15.00	North A	6.80	8.12	1.32	5.85	5.85
BC415–389	5525.00	5564.10	1876.00	197.00	0.00	30.00	North A	4.10	13.00	8.90	3.57	3.57
BC415–390	5525.00	5564.10	1877.00	180.00	45.00	27.00	North A	4.80	9.00	4.20	2.70	2.70
BC415–391	5525.00	5564.10	1874.60	180.00	–30.00	42.00	North A	10.99	23.99	13.00	2.13	2.13
BC415–393	5521.00	5579.00	1874.30	151.70	–40.00	81.00	North A	40.50	72.49	31.99	1.91	1.91
BC415–394	5512.50	5579.50	1876.00	180.00	0.00	30.00	North A	19.50	25.60	6.10	3.35	3.35

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-16

BC415–436	5597.76	5490.15	1869.66	334.00	–16.00	96.00	North A	64.00	67.22	3.22	0.16	0.16
BC415–437	5597.89	5490.16	1869.23	332.00	–35.00	102.00	North A	67.30	71.10	3.80	3.41	3.41
BC415–438	5596.83	5490.16	1869.15	328.00	–51.00	117.00	North A	70.00	72.20	2.20	2.22	2.22
BC415–441	5597.12	5490.17	1869.92	345.00	–18.00	90.00	North A	58.10	60.25	0.90	0.02	0.02
BC415–963	5661.68	5482.69	1877.51	354.00	–9.21	132.00	North A	48.55	50.73	2.18	1.09	1.09
							North B West	104.31	106.97	0.00	0.00	0.00
BC415–964	5661.71	5482.55	1877.09	355.00	–29.40	147.00	North A	50.06	52.15	0.00	0.00	0.00
							North B West	104.60	108.20	3.60	3.30	3.30
BC415–965	5661.03	5482.87	1877.45	331.00	–11.30	90.00	North A	53.34	56.50	3.16	2.93	2.93
BC415–966	5660.86	5482.77	1876.92	326.00	–32.50	162.00	North A	49.50	51.60	2.10	1.98	1.98
							North B West	130.80	135.00	4.20	5.45	5.45
BC415–967	5661.16	5482.73	1877.48	343.00	–10.50	132.00	North A	49.80	51.80	2.00	6.28	6.28
							North B West	113.70	115.80	2.10	3.82	3.82
BC415–968	5661.13	5482.66	1877.15	340.00	–24.50	132.00	North A	49.80	51.90	2.10	1.36	1.36
							North B West	114.00	115.98	1.98	2.16	2.16
BC415–969	5662.57	5482.34	1877.34	17.40	–20.20	102.00	North A	46.40	48.60	2.20	0.87	0.87
BC415–970	5660.98	5482.89	1877.46	325.00	–9.42	102.00	North A	56.20	60.79	4.59	6.85	6.85
BC420–344	5806.90	5477.50	1883.00	5.00	–27.00	135.00	North A	58.30	60.60	2.30	3.10	3.10
							North B	100.00	102.30	2.30	5.43	5.43
BC420–345	5806.90	5477.50	1882.00	5.00	–48.00	160.00	North A	64.60	67.00	2.40	2.83	2.83
							North B	113.00	115.40	2.40	6.02	6.02
BC420–346	5806.90	5477.50	1883.00	5.00	–14.50	135.00	North A	56.25	59.40	2.30	0.37	0.37
							North B	99.34	101.39	2.05	0.72	0.72
BC420–347	5806.90	5477.00	1882.00	5.00	–57.00	180.00	North A	68.40	70.80	2.40	1.43	1.43
							North B	120.40	127.60	7.20	1.36	1.36
BC420–349A	5806.90	5477.50	1883.00	33.00	–26.00	120.00	North A	56.40	59.40	3.00	1.07	1.07
							North A
							Hangingwall	46.70	49.40	2.70	1.95	1.95
							North B	111.60	113.60	2.00	0.77	0.77
BC420–350	5806.90	5477.50	1883.00	29.00	–7.00	120.00	North A	54.36	54.92	0.55	0.02	0.02
BC420–351A	5806.90	5476.50	1882.15	29.00	–80.00	291.00	North A	119.70	124.59	4.90	11.30	11.30
							North A
							Hangingwall	94.98	97.40	2.42	2.64	2.64
							North A4	19.24	19.80	0.00	0.00	0.00
							North B	206.29	210.70	4.41	4.08	4.08
							North B2	134.00	138.09	4.10	1.66	1.66
BC420–352	5806.90	5476.50	1882.15	29.00	–66.00	222.00	North A	82.30	91.69	9.39	5.20	5.20
							North A
							Hangingwall	63.00	65.10	2.10	3.67	3.67
							North B	147.40	151.30	3.90	9.94	9.91
BC420–354	5806.90	5477.50	1883.00	45.00	–31.00	171.00	North A	58.20	60.90	2.70	3.35	3.35
BC420–355	5806.90	5477.00	1882.00	66.00	–65.00	210.00	North A	89.22	98.80	9.58	2.41	2.41
							North A4	17.80	20.70	2.90	3.48	3.48
							North B	201.29	205.39	4.10	2.95	2.95
							North B2	127.80	132.79	5.00	1.93	1.93
BC420–356	5806.90	5476.50	1882.15	84.00	–74.00	292.80	North A	131.71	133.60	1.89	4.06	4.06
							North A
							Hangingwall	119.10	130.71	11.61	3.89	3.89
							North A4	20.00	25.40	5.40	9.53	9.53
							North B	263.00	270.00	7.00	3.64	3.64
							North B2	177.99	179.00	1.01	0.35	0.35
BC420–357	5806.90	5476.50	1882.15	23.00	–70.00	450.00	North A	93.07	97.06	3.99	3.82	3.82

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-17

							North A
							Hangingwall	72.00	75.20	3.20	1.50	1.50
							North B	164.09	168.50	4.40	3.57	3.57
BC420–381	5806.90	5477.50	1883.60	360.00	2.00	125.00	North A	57.00	59.07	2.08	0.38	0.38
							North B	101.80	103.80	2.00	2.91	2.91
BC420–382	5806.90	5477.50	1883.30	360.00	–17.00	126.00	North A	54.80	56.70	1.90	3.08	3.08
							North B	99.60	101.80	2.20	5.45	5.45
BC420–383	5806.90	5477.50	1882.00	360.00	–55.00	142.20	North A	66.00	68.27	2.27	0.61	0.61
							North B	117.00	122.50	5.50	2.65	2.65
BC420–384	5806.90	5477.50	1882.50	337.00	–30.00	151.50	North A	56.90	59.00	2.10	1.23	1.23
							North B	111.79	113.01	1.22	0.39	0.39
BC420–385	5806.90	5477.50	1882.00	334.00	–48.00	162.00	North A	65.30	67.80	2.49	1.82	1.82
							North B	124.00	126.10	2.10	1.34	1.34
BC420–425A	5806.90	5477.50	1882.00	25.00	–51.00	162.00	North A	65.38	75.40	10.01	5.62	5.62
							North A
							Hangingwall	49.49	51.90	2.40	2.73	2.73
							North B	122.99	125.30	2.31	7.53	7.53
BC420–435	5806.90	5477.50	1881.90	48.00	–50.00	210.00	North A	68.00	72.00	4.00	5.20	5.20
							North A
							Hangingwall	64.09	66.74	1.64	0.01	0.01
							North A4	14.50	16.70	2.20	3.34	3.34
							North B	153.79	156.70	2.90	0.94	0.94
							North B2	91.30	94.00	2.70	3.71	3.71
BC420–490	5848.80	5477.70	1883.60	0.00	–25.00	120.00	North A	40.80	43.00	2.20	1.63	1.63
							North B	96.50	99.00	2.50	1.21	1.21
BC420–491	5848.80	5477.70	1884.30	360.00	–4.00	111.00	North A	39.90	42.00	2.10	2.28	2.28
							North B	97.81	99.79	1.98	0.15	0.15
BC420–492	5848.80	5477.70	1887.50	360.00	36.00	102.00	North A	61.30	68.30	7.00	4.62	4.62
BC420–493	5848.80	5477.70	1885.10	3.00	20.00	150.00	North A	49.09	51.50	2.40	3.73	3.73
							North B	113.60	115.90	2.30	2.54	2.54
BC420–500	5846.60	5477.10	1882.90	3.00	–71.00	225.00	North A	61.40	70.37	8.97	2.64	2.64
							North B	158.10	161.89	3.80	3.89	3.89
							North B2	93.99	100.29	6.30	3.15	3.15
BC420–501	5846.60	5476.00	1882.90	3.00	–80.00	252.00	North A	81.49	85.89	4.40	3.01	3.01
							North B	180.30	183.70	3.40	2.13	2.13
							North B2	113.20	118.69	5.50	2.67	2.67
BC420–502	5850.80	5476.00	1882.90	58.00	–73.00	252.00	North A	78.70	82.90	4.20	4.59	4.59
							North B2	115.30	119.00	3.70	3.28	3.28
BC420–503	5850.8	5476	1882.9	75	–79	300	North A	106.49	111.95	5.46	4.00	4.00
							North B	222.99	226.19	3.20	2.38	2.38
							North B2	147.89	152.99	5.09	2.13	2.13
BC420–505	5851	5476	1882.9	75	–60	150	North A	92.79	97.80	5.00	4.68	3.35
BC420–506	5846.6	5476.9	1882.9	345	–72	171	North A	66.90	74.00	7.10	9.03	9.03
							North B	154.19	156.99	2.80	3.91	3.91
							North B2	92.30	96.30	4.00	5.08	5.08
BC420–507	5846.6	5476.5	1882.9	340	–78	225	North A	83.40	83.45	0.05	4.69	4.69
							North A	100.49	108.30	7.81	3.25	3.25
							North A
							Hangingwall	84.02	94.58	10.56	3.34	3.34
							North B	179.39	182.30	2.90	1.79	1.79
							North B2	122.60	126.00	3.40	1.12	1.12
BC420–727	5822.13	5477.29	1884.92	343.00	17.00	141.00	North A	69.13	71.88	2.76	0.87	0.87

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-18

							North B	126.90	130.50	3.60	2.99	2.99
BC420–728	5822.19	5477.30	1885.62	341.00	35.00	111.00	North A	85.37	92.79	7.42	2.38	2.38
BC420–729	5822.76	5477.32	1884.79	340.00	20.00	135.00	North A	68.21	69.91	1.70	0.16	0.16
							North B	112.28	115.62	0.00	0.00	0.00
BC420–730	5822.76	5477.32	1885.59	351.00	35.00	177.00	North A	77.79	84.59	6.79	3.08	3.08
							North B	141.96	145.18	3.22	10.57	5.78
BC430–399	5755.00	5575.00	1865.00	55.00	–55.00	1030.00	North B	10.62	13.16	0.00	0.00	0.00
BC430–487	5755.00	5575.00	1865.00	80.00	–15.00	366.00	North B	17.84	26.98	2.28	0.00	0.00
BC430–488	5755.00	5575.00	1865.00	70.00	–15.00	1242.90	North B	11.17	16.61	2.81	0.00	0.00
BC430–489	5755.00	5575.00	1865.00	62.00	–35.00	1212.00	North B	9.28	12.06	2.79	0.00	0.00
BC445–445	5850.12	5512.35	1847.03	360.00	–29.00	75.00	North B	54.30	56.40	2.10	1.67	1.67
							North B2	11.50	13.90	2.40	5.48	5.48
BC430–399	5755.00	5575.00	1865.00	55.00	–55.00	1030.00	North A	0.00	0.32	0.32	0.10	0.10
							North A
							Hangingwall	9.00	10.50	1.50	2.19	2.19
BC445–448	5824.44	5524.34	1847.20	180.00	0.00	27.00	North A	0.00	4.40	4.40	2.59	2.59
							North A
							Hangingwall	14.87	16.90	2.03	0.58	0.58
BC445–450	5863.04	5508.94	1847.33	360.00	–40.00	84.00	North B	59.10	61.40	2.30	0.77	0.77
BC445–451	5863.04	5508.94	1846.87	360.00	–57.00	96.00	North B	70.70	73.00	2.30	6.58	6.38
							North B2	18.00	20.31	2.31	1.01	1.01
BC445–452	5863.04	5508.94	1846.87	360.00	–70.00	111.00	North B	87.50	91.50	4.00	2.79	2.79
							North B2	22.50	26.00	3.50	1.11	1.11
BC445–453	5836.14	5527.17	1847.80	360.00	0.01	57.00	North B	41.25	43.20	1.95	1.67	1.67
							North B2	2.10	4.30	2.20	1.82	1.82
BC445–454	5836.14	5527.17	1847.14	360.00	–36.00	60.00	North B	42.00	44.20	2.20	0.56	0.56
BC445–455	5827.04	5527.37	1847.78	360.00	24.00	69.00	North B2	2.00	4.00	2.00	2.30	2.30
BC445–456	5827.04	5527.37	1846.94	360.00		66.00	North B	49.30	51.30	2.00	0.14	0.14
BC445–457	5827.04	5527.37	1847.50	360.00	–27.00	60.00	North B	40.44	42.40	1.95	0.42	0.42
							North B	38.52	40.52	2.01	0.56	0.56
BC445–458	5812.83	5526.71	1846.77	360.00	5.00	57.00	North A	0.00	1.80	1.80	3.87	3.87
							North B	44.00	46.00	2.00	1.23	1.23
BC445–459	5812.83	5526.71	1845.27	0.00	–42.00	66.00	North A	0.00	2.20	1.70	2.32	2.32
							North B	42.51	45.00	2.49	2.03	2.03
BC445–460	5799.57	5525.70	1844.34	349.80	–57.90	121.30	North B	60.30	62.50	2.20	5.68	5.68
BC445–498	5823.85	5524.29	1845.59	180.00	–34.00	36.00	North A	0.00	10.90	10.90	2.53	2.53
							North A
							Hangingwall	22.80	25.00	2.20	1.37	1.37
BC445–499	5836.56	5518.37	1846.49	180.00	–30.00	30.00	North A	0.00	1.01	1.01	2.47	2.47
							North A
							Hangingwall	13.60	15.00	1.40	3.86	3.86
BC445–504	5801.45	5526.16	1845.73	0.00	–14.00	57.00	North B	44.40	46.00	1.60	4.03	4.03
BC445–612	5843.87	5513.65	1847.81	191.00	0.01	30.00	North A	3.10	5.40	2.30	8.12	8.12
BC445–613	5831.14	5523.35	1847.29	191.00	0.01	33.00	North A	0.00	0.05	0.05	0.14	0.14
							North A
							Hangingwall	13.30	16.00	2.70	2.60	2.60
BC445–613A	5830.86	5523.52	1847.29	191.00	0.01	15.00	North A	0.00	0.36	0.36	0.58	0.58
							North A
							Hangingwall	14.44	14.97	0.53	0.31	0.31
							North A
BC445–614	5818.49	5523.88	1846.52	191.00	0.01	33.00	Hangingwall	15.30	17.31	2.00	4.47	4.47
BC445–616	5819.05	5527.04	1846.52	360.00	0.01	6.00	North A	0.00	1.40	1.40	3.08	3.08
BC460–1059	5786.82	5513.57	1833.01	147.56	10.90	66.00	North A4	54.50	57.20	2.70	4.03	4.03
BC460–1060	5786.45	5513.26	1832.62	147.68	–3.10	70.00	North A4	56.88	59.20	2.32	3.14	3.14

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-19

BC460–517	5875.39	5502.42	1832.40	360.00	–50.00	21.00	North B2	19.21	21.00	1.79	3.12	3.12
BC460–518	5862.69	5504.59	1833.20	360.00	0.00	21.00	North A	0.00	1.40	1.40	7.80	7.80
							North B2	14.96	16.98	2.02	0.92	0.92
BC460–520	5849.90	5510.53	1832.90	0.00	0.00	21.00	North B2	10.60	14.10	3.50	4.56	4.56
BC460–521	5849.90	5510.53	1831.60	360.00	–32.00	66.00	North B	52.10	57.00	4.90	3.91	3.91
							North B2	11.30	16.60	5.30	1.86	1.86
BC460–522	5849.90	5510.53	1831.40	0.00	–52.00	84.00	North B	61.40	64.00	2.60	8.80	8.80
							North B2	13.70	18.90	5.20	6.47	6.47
BC460–523	5849.90	5505.87	1832.83	180.00	0.00	24.00	North A	0.00	2.10	2.10	8.32	8.32
BC460–524	5837.25	5520.26	1832.70	360.00		54.00	North B	44.50	46.60	2.10	0.46	0.46
							North B2	5.50	7.50	2.00	1.54	1.54
BC460–525	5837.25	5520.26	1831.20	360.00	–37.00	69.00	North B	44.10	44.60	0.49	0.09	0.09
							North B	44.60	46.22	1.62	3.12	3.12
							North B2	5.60	7.60	2.00	1.09	1.09
							North A
BC460–526	5837.39	5513.88	1832.49	180.00	0.00	24.00	Hangingwall	7.82	9.73	1.91	0.13	0.13
BC460–527	5837.39	5513.88	1831.32	180.00	–42.00	42.00	North A	0.00	2.50	2.50	4.68	4.68
							North A
							Hangingwall	16.24	19.90	3.66	6.60	6.60
							North A
							Hangingwall	19.91	21.48	1.57	0.67	0.67
							North A
BC460–528	5837.39	5513.88	1834.51	180.00	40.00	24.00	Hangingwall	9.05	10.20	1.15	1.58	1.58
BC460–529	5825.35	5523.18	1832.40	0.00	–4.00	57.00	North A	0.00	0.50	0.50	16.78	16.78
							North B	38.00	40.00	2.00	4.13	4.13
BC460–530	5824.77	5520.21	1832.20	180.00	0.00	30.00	North A	0.00	5.19	5.19	2.00	2.00
							North A
							Hangingwall	15.20	16.73	1.52	0.02	0.02
BC460–531	5824.77	5520.21	1833.95	180.00	37.00	30.00	North A	0.00	6.31	6.31	4.42	4.42
							North A
							Hangingwall	15.30	17.00	1.70	0.74	0.74
BC460–532	5824.77	5520.21	1830.32	180.00	–44.00	57.00	North A	0.00	13.89	13.89	3.54	3.54
							North A
							Hangingwall	29.30	32.50	3.20	6.88	6.88
BC460–533	5813.21	5522.94	1831.80	360.00	–18.00	54.00	North B	41.00	42.73	1.73	2.49	2.49
							North A
BC460–534	5812.18	5519.51	1831.22	180.00	–35.00	45.00	Hangingwall	23.30	26.00	2.70	1.61	1.61
BC460–537	5800.62	5521.38	1830.70		–61.00	113.00	North B	61.00	63.60	2.60	1.89	1.89
BC460–606	5843.55	5509.52	1832.87	180.00	0.01	30.00	North A	0.69	2.60	1.91	4.50	4.50
BC460–607	5830.72	5519.99	1832.55	180.00	0.01	15.00	North A	0.00	6.14	6.14	2.15	2.15
BC460–607A	5830.72	5519.99	1832.35	180.00	0.01	39.00	North A	0.00	6.21	6.21	5.83	5.83
							North A
							Hangingwall	15.00	16.60	1.60	5.71	5.71
							North A
BC460–608	5818.80	5519.30	1832.10	180.00	0.01	39.00	Hangingwall	14.00	16.10	2.10	1.08	1.08
BC460–609	5856.23	5505.93	1833.19	360.00	0.01	39.00	North B2	13.90	16.43	2.53	0.29	0.29
BC460–610	5844.66	5512.25	1832.89	360.00	0.10	30.00	North B2	8.70	10.80	2.10	2.79	2.79
BC475–538	5802.18	5402.58	1822.21	19.00	–25.00	192.00	North A	111.00	117.60	6.60	5.82	5.82
							North A
							Hangingwall	98.80	101.00	2.20	7.51	7.51
							North A4	57.99	61.10	3.10	6.71	6.71
							North B	156.00	159.70	3.70	7.36	7.36
							North B2	122.90	125.00	2.10	1.26	1.26
BC475–539	5801.60	5402.64	1822.35	20.00	–41.00	201.00	North A	120.10	124.00	3.90	9.51	9.51
							North A
							Hangingwall	100.80	110.60	9.80	6.32	6.24
							North A4	58.60	61.50	2.90	2.70	2.70
							North B	166.40	168.70	2.30	0.36	0.36

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-20

							North B2	131.40	133.60	2.20	3.63	3.63
BC475–540	5801.60	5402.68	1822.48	27.00	–36.00	201.00	North A	115.00	117.90	2.90	6.98	6.98
							North A
							Hangingwall	104.00	109.19	5.20	3.10	3.10
							North A4	63.00	69.00	6.00	4.58	4.58
							North B	168.00	171.20	3.20	2.72	2.72
							North B2	126.00	129.00	3.00	0.53	0.53
BC475–541	5801.56	5402.60	1822.25	34.00	–37.00	201.00	North A	117.44	119.80	2.36	6.45	6.45
							North A4	68.00	71.50	3.50	4.55	4.55
							North A4	71.52	75.47	1.48	0.01	0.01
							North B	183.60	186.20	2.60	1.32	1.32
							North B2	141.70	144.20	2.50	1.48	1.48
BC475–542	5801.16	5402.77	1822.12	44.00	–40.00	216.00	North A	125.23	127.90	2.66	0.87	0.87
							North B2	148.06	149.95	1.88	0.01	0.01
BC475–543A	5802.92	5401.97	1822.19	54.00	–31.00	222.00	North A	123.00	125.50	2.50	2.14	2.14
							North B2	152.50	155.00	2.50	1.13	1.13
BC475–544	5800.86	5401.62	1822.26	56.90	–31.20	231.00	North A	141.20	143.77	1.17	0.09	0.09
BC475–545	5800.95	5402.45	1821.93	24.00	–58.00	225.00	North A	140.51	143.84	3.32	4.25	4.25
							North A
							Hangingwall	116.70	127.60	10.90	2.25	2.25
							North A4	67.61	70.77	3.16	0.70	0.70
							North B	191.00	193.90	2.90	4.60	4.60
							North B2	153.30	155.00	1.70	1.87	1.87
BC475–546	5801.33	5402.50	1821.98	30.00	–48.00	210.00	North A	129.82	133.39	3.18	6.16	6.16
							North A
							Hangingwall	119.32	127.70	8.38	5.02	5.02
							North A4	68.70	73.00	4.30	3.14	3.14
							North B	191.50	193.90	2.40	3.30	3.30
							North B2	149.50	151.90	2.40	3.11	3.11
BC475–547	5800.25	5402.77	1821.99	33.00	–58.00	231.00	North A	144.00	148.00	4.00	6.06	6.06
							North A
							Hangingwall	121.00	134.30	13.31	3.47	3.47
							North A4	73.79	76.00	2.20	3.01	3.01
							North B	202.80	205.29	2.49	2.00	2.00
							North B2	159.83	162.14	2.17	0.08	0.08
BC475–548	5801.56	5402.51	1821.91	38.00	–50.00	216.00	North A	124.72	128.45	2.18	0.07	0.07
							North A4	80.50	82.90	2.40	7.31	7.31
							North B	189.24	191.50	2.26	0.82	0.82
							North B2	146.71	147.97	0.00	0.00	0.00
BC475–549	5800.43	5402.77	1821.99	42.00	–58.00	180.00	North A	140.90	143.70	2.80	3.56	3.56
							North A4	86.49	88.90	2.41	1.13	1.13
							North B2	169.30	172.60	3.30	4.93	4.93
BC475–550	5800.55	5402.77	1822.48	46.00	–65.00	275.00	North A	161.98	173.99	12.01	4.68	4.68
							North A4	93.59	95.59	2.00	2.40	2.40
							North B	242.50	251.00	8.50	3.93	3.93
							North B2	192.60	195.10	2.50	3.18	3.18
BC475–551	5800.74	5402.77	1821.19	47.00	–50.00	231.00	North A	140.00	142.40	2.40	2.85	2.85
							North A4	101.80	104.30	2.50	3.60	3.60
							North B	209.73	211.90	2.17	1.83	1.83
							North B2	164.44	166.84	0.84	0.03	0.03
BC475–552	5792.76	5400.62	1822.40	54.60	–48.90	246.00	North A	155.00	158.20	3.20	3.03	3.03
							North B2	180.00	183.00	3.00	0.97	0.97

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-21

BC475–553	5800.95	5402.77	1821.99	59.20	–50.00	255.00	North A	152.00	158.99	7.00	5.36	5.36
							North A3	134.69	149.00	11.10	3.17	3.17
							North B2	198.99	202.69	3.70	4.12	4.12
BC475–554	5802.85	5400.45	1822.20	64.00	–42.00	246.00	North A	162.70	169.29	2.29	2.86	2.86
BC475–555	5776.87	5402.81	1822.37	22.00	–16.00	138.00	North A	113.60	116.61	3.01	6.01	6.01
							North A
							Hangingwall	99.90	102.00	2.10	1.20	1.20
							North A4	58.45	60.52	2.08	0.66	0.66
BC475–556	5775.90	5402.30	1821.30	23.00	–29.00	195.00	North A	117.00	119.80	2.80	5.60	5.60
							North A
							Hangingwall	102.88	105.09	2.21	0.90	0.90
							North A4	59.26	61.64	2.38	1.31	1.31
							North B	163.10	165.50	2.40	0.52	0.52
BC475–557	5776.89	5402.66	1821.84	26.00	–41.00	207.00	North A	124.20	126.40	2.20	5.51	5.51
							North A
							Hangingwall	109.20	111.70	2.50	2.09	2.09
							North A4	63.49	63.52	0.02	1.45	1.45
							North A4	65.18	66.50	1.32	0.10	0.10
							North B	169.50	173.50	4.00	2.68	2.68
							North B2	131.00	133.20	2.20	2.33	2.33
BC475–558	5776.90	5402.86	1822.42	17.00	–13.00	195.00	North A	116.20	119.20	3.00	8.82	8.82
							North A
							Hangingwall	101.50	105.20	3.70	2.74	2.74
							North A4	58.60	60.60	2.00	1.61	1.61
							North B	159.70	162.60	2.90	4.20	4.20
BC475–559	5776.83	5402.74	1822.22	17.00	–25.00	201.00	North A	115.96	118.63	2.67	9.03	9.03
							North A
							Hangingwall	102.50	104.60	2.10	2.02	2.02
							North A4	58.30	60.40	2.10	4.23	4.23
							North B	163.80	165.60	1.80	1.47	1.47
BC475–560	5777.08	5402.69	1821.87	19.00	–35.00	207.00	North A	123.28	125.70	2.41	5.53	5.53
							North A
							Hangingwall	109.12	112.30	3.18	3.88	3.88
							North A4	64.90	68.00	3.10	2.01	2.01
							North B	170.00	172.10	2.10	1.39	1.39
							North B2	132.70	134.90	2.20	0.73	0.73
BC475–561	5776.87	5402.81	1822.17	10.00	–21.00	109.00	North A	107.10	109.00	1.90	1.69	1.69
							North A4	51.00	58.40	7.40	5.19	5.19
BC475–562	5776.28	5402.63	1822.14	10.00	–35.00	225.00	North A	114.20	116.10	1.90	0.65	0.65
							North A4	52.90	60.10	7.20	5.75	5.75
							North B	166.60	168.70	2.10	1.54	1.54
BC475–564	5776.26	5402.59	1821.73	3.00	–46.00	171.00	North A	124.90	127.00	2.10	2.04	2.04
							North A
							Hangingwall	102.10	104.60	2.50	2.81	2.81
							North A4	56.10	62.30	6.20	4.64	4.64
							HW2	90.00	93.40	3.40	4.43	4.43
BC475–565	5777.20	5402.63	1821.32	21.00	–49.00	225.00	North A	124.70	130.80	6.10	6.47	6.47
							North A
							Hangingwall	108.60	110.30	1.70	1.89	1.89
							North A4	65.59	70.00	4.40	2.30	2.30
							North B	173.60	176.30	2.70	2.58	2.58
							HW2	100.00	102.40	2.40	7.00	7.00
BC475–566	5777.20	5402.63	1821.22	23.00	–59.00	252.00	North A	139.00	143.60	4.60	5.61	5.61
							North A
							Hangingwall	117.20	121.10	3.90	1.73	1.73
							North A4	70.90	73.60	2.70	9.24	9.24

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-22

							North B	197.50	199.50	2.00	3.46	3.46
							HW2	94.80	96.70	1.90	8.84	6.57
BC475–568	5777.42	5402.62	1821.22	14.00	–57.00	231.00	North A	136.10	138.50	2.40	12.75	12.75
							North A
							Hangingwall	111.80	115.90	4.10	2.64	2.64
							North A4	67.50	70.10	2.60	8.68	8.17
							North B	196.99	199.89	2.90	2.51	2.51
							HW2	98.30	101.50	3.20	2.46	2.46
BC475–569	5776.72	5402.64	1821.22	15.00	–66.00	165.00	North A	149.40	153.10	3.70	11.50	11.50
							North A
							Hangingwall	126.40	128.85	2.45	2.04	2.04
							North A4	69.00	71.60	2.60	2.10	2.10
							HW2	96.39	100.09	3.70	3.97	3.97
BC475–570	5777.10	5402.13	1821.12	4.00	–65.00	165.00	North A	149.00	157.80	8.80	4.84	4.84
							North A
							Hangingwall	127.76	130.56	2.80	1.13	1.13
							North A4	66.94	69.05	1.06	0.04	0.04
BC475–573	5849.75	5504.44	1818.17	180.00	0.00	9.00	North A	4.10	8.70	4.60	3.83	3.83
BC475–574	5836.36	5511.33	1817.47	180.00	0.00	18.20	North A	0.00	6.00	5.40	3.37	3.37
							North A
							Hangingwall	11.20	12.66	1.46	2.69	2.69
BC475–575	5824.90	5515.90	1817.00	180.00	0.00	12.00	North A	0.00	6.70	6.70	4.18	4.18
							North B2	16.60	18.70	2.10	1.65	1.65
BC475–579	5865.49	5500.68	1819.13	360.00	0.01	30.00	North A	0.00	0.50	0.50	3.26	3.26
							North B2	13.40	16.10	2.70	9.49	9.49
BC475–580	5850.40	5507.70	1818.09	0.00	0.00	21.00	North B2	9.50	15.15	5.65	5.14	5.14
BC475–581	5839.95	5512.73	1817.59	0.00	0.00	18.00	North B2	8.80	11.20	2.40	1.86	1.86
BC475–582	5824.77	5518.51	1817.14	0.00	0.00	9.00	North A	0.00	0.90	0.90	2.35	2.35
BC475–600	5843.88	5506.47	1817.71	180.00	0.00	15.00	North A	3.04	7.62	4.58	10.05	7.32
BC475–601	5832.98	5514.86	1816.81	202.00	0.00	27.00	North A	0.00	6.00	6.00	3.01	3.01
							North A
							Hangingwall	16.68	19.00	2.31	1.50	1.50
BC475–602	5819.49	5514.86	1816.81	180.00	0.01	27.00	North A	0.00	0.35	0.35	0.37	0.37
							North A
							Hangingwall	13.80	16.00	2.20	3.47	3.47
BC475–605	5801.27	5402.58	1822.35	8.00	–44.00	198.00	North A	124.40	126.10	1.70	2.02	2.02
							North A
							Hangingwall	108.60	112.10	3.50	6.35	6.35
							North A4	53.60	55.90	2.30	1.24	1.24
							North B	172.40	173.80	1.40	4.40	4.40
							North B2	133.30	135.20	1.90	2.80	2.80
BC475–606	5801.68	5402.60	1822.04	8.00	–34.00	190.00	North A	113.50	116.00	2.50	5.47	5.47
							North A
							Hangingwall	101.00	103.60	2.60	3.18	3.18
							North A4	50.30	53.00	2.70	1.92	1.92
							North B	160.21	162.41	2.20	1.42	1.42
BC475–607	5800.35	5402.77	1821.19	16.00	–55.00	213.00	North A	133.20	136.00	2.80	1.44	1.44
							North A
							Hangingwall	114.00	117.00	3.00	0.95	0.95
							North A4	60.80	63.14	2.34	3.02	3.02
							North B	185.97	188.69	2.73	3.29	3.29
							North B2	145.00	147.30	2.30	4.26	4.26
BC475–608	5800.24	5402.77	1820.09	18.00	–65.00	225.00	North A	155.90	160.60	4.69	4.81	4.81
							North A
							Hangingwall	133.87	140.49	6.63	0.34	0.34
							North A4	68.80	71.10	2.30	2.54	2.54

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-23

							North B	222.99	224.98	1.99	5.10	5.10
							North B2	175.99	177.90	1.90	1.26	1.26
BC475–609	5801.27	5402.32	1821.84	35.00	–32.00	195.00	North A	113.20	115.10	1.90	3.87	3.87
							North B	179.50	182.12	2.62	1.32	1.32
							North B2	135.12	137.72	2.61	0.18	0.18
BC475–610	5802.27	5402.63	1822.58	42.00	–26.00	195.00	North A	114.96	117.20	2.24	4.66	4.66
							North B2	135.60	138.40	2.80	1.24	1.24
BC475–611	5802.77	5402.08	1822.19	45.00	–36.00	207.00	North A	132.70	136.50	3.80	15.98	9.68
							North B2	160.20	163.10	2.90	1.10	1.10
							North B	0.00	2.00	2.00	4.43	4.43
							North B	0.00	2.57	2.57	1.97	1.97
							North B	0.00	1.06	1.06	0.09	0.09
							HW2	112.50	114.99	2.49	8.51	8.51
BC475–625	5777.20	5402.13	1821.12	19.00	–76.00	276.00	North A	166.35	168.80	2.45	4.86	4.86
							North A
							Hangingwall	145.00	149.30	4.30	4.53	4.53
							North A4	78.99	81.49	2.51	2.49	2.49
							North B2	191.50	194.20	2.70	2.10	2.10
BC490–584	5873.94	5489.91	1804.30	180.00	0.01	12.00	North A	0.00	0.10	0.10	0.17	0.17
BC490–587	5846.33	5497.82	1803.90	223.00	0.00	9.00	North A	0.00	4.29	3.99	4.81	4.81
BC490–588	5837.23	5508.18	1803.10	180.00	0.00	30.00	North A	0.00	3.95	3.95	3.20	3.20
							North A
							Hangingwall	11.00	13.50	2.50	6.00	6.00
BC490–589	5826.90	5510.17	1803.20	180.00	0.00	30.00	North A	0.00	4.80	4.80	9.68	9.68
							North A
							Hangingwall	14.60	16.32	1.73	3.60	3.60
							North A
BC490–590	5812.81	5509.17	1803.10	180.00	0.00	30.00	Hangingwall	10.00	13.00	3.00	1.04	1.04
BC490–591	5874.96	5493.33	1804.40	0.00	0.00	30.00	North B2	16.90	18.80	1.90	1.85	1.85
BC490–592	5862.97	5496.00	1804.30	0.00	0.00	30.00	North B2	13.80	16.20	2.40	0.61	0.61
BC490–593	5850.16	5499.29	1804.00	0.00	0.00	30.00	North B2	13.50	17.00	3.50	8.14	5.35
BC490–594	5837.04	5513.84	1803.10	0.00	0.00	24.00	North B2	4.10	6.00	1.90	0.59	0.59
BC490–597	5830.50	5509.23	1803.20	191.50	0.00	9.00	North A	0.00	4.66	4.66	7.55	7.55
BC490–597A	5830.50	5509.23	1803.20	180.00	0.00	30.00	North A	0.00	4.80	4.80	8.36	8.36
							North A
							Hangingwall	13.00	15.20	2.20	2.15	2.15
							North A
BC490–598	5818.45	5509.66	1803.20	180.00	0.00	30.00	Hangingwall	11.50	13.60	2.10	3.87	3.87
BC490–599	5805.90	5511.37	1802.90	180.00	0.00	30.00	North A	0.00	2.00	2.00	3.28	3.28
BC505–658	5845.00	5502.39	1787.08	16.00	0.01	12.00	North B2	5.60	8.70	3.10	5.07	5.07
BC505–659	5858.56	5492.02	1787.62	360.00	0.01	26.70	North B2	15.10	17.20	2.10	3.77	3.77
BC505–660	5873.64	5490.39	1788.25	360.00	0.01	24.00	North B2	15.60	18.30	2.70	4.97	4.97
BC520–626	5821.70	5500.20	1771.34	180.00	0.01	25.00	North A	0.00	0.05	0.05	0.04	0.04
							North A
							Hangingwall	10.90	14.90	4.00	5.88	5.88
BC520–627	5856.87	5488.27	1773.20	360.00	0.01	27.00	North B2	16.30	19.30	3.00	1.86	1.86
BC520–628	5875.98	5485.84	1773.52	360.00	0.01	30.00	North A	0.00	0.70	0.70	6.75	6.75
							North B2	16.00	18.00	2.00	5.88	5.88
BC535–629	5810.98	5497.55	1755.40	180.00	0.01	24.00	North A	0.00	1.00	1.00	6.84	6.84
							North A
							Hangingwall	12.00	14.50	2.50	0.59	0.59
BC535–630	5834.53	5494.19	1756.30	180.00	0.01	24.00	North A	0.00	2.00	2.00	9.11	9.11
							North A
							Hangingwall	8.50	13.70	5.20	1.61	1.61
BC535–631	5856.68	5483.77	1756.70	360.00	0.01	30.00	North B2	15.00	17.00	2.00	2.48	2.48
BC535–632	5876.07	5481.09	1757.07	360.00	0.01	30.00	North B2	16.70	19.00	2.30	2.81	2.81

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-24

BC535–641	5850.74	5328.65	1752.19	6.00	–49.00	237.00	North A	160.70	162.80	2.10	3.80	3.80
							North A3	119.60	123.70	4.10	4.25	4.25
							North A4	136.41	139.05	0.00	0.00	0.00
							North B	226.60	231.10	4.50	3.67	3.67
							North B2	188.77	191.51	2.25	0.45	0.45
							HW2	163.20	167.10	3.90	5.09	5.09
BC535–642	5850.74	5328.65	1751.89	6.00	–56.00	227.00	North A	168.90	177.14	8.24	6.37	6.37
							North A3	123.60	132.00	8.40	4.67	4.67
							North A4	136.43	142.20	5.77	8.94	8.22
							North A4	142.20	144.15	1.95	0.25	0.25
							North B2	208.30	210.70	2.40	4.73	4.73
							HW2	165.40	167.93	0.00	0.00	0.00
							HW3	158.10	160.60	2.50	7.20	7.20
BC535–643	5850.65	5328.31	1751.87	6.00	–64.00	297.00	North A	168.60	183.50	14.90	6.11	6.11
							North A3	129.59	135.50	5.60	8.19	8.19
							North A4	141.39	143.80	2.41	5.63	5.63
							North B	245.80	247.91	1.70	1.84	1.84
							North B2	213.79	215.59	1.79	0.84	0.84
							HW2	198.74	198.82	0.00	0.00	0.00
							HW2	199.50	202.30	2.80	3.41	3.41
BC535–644	5849.74	5328.37	1751.87	9.00	–71.00	315.00	North A	216.00	223.20	7.20	13.63	13.63
							North A3	157.32	160.61	3.21	1.34	1.34
							North A4	173.20	177.40	4.20	7.08	7.08
							North B	269.80	272.20	2.40	1.98	1.98
							North B2	248.10	250.50	2.40	0.76	0.76
							HW2	201.70	204.69	2.99	2.29	2.29
BC535–645	5849.70	5328.19	1751.87	9.00	–77.00	345.00	North A	217.50	228.10	10.60	6.51	6.51
							North A3	159.90	163.20	3.30	4.78	4.78
							North A4	174.70	178.20	3.50	6.24	6.24
							North B	271.00	273.60	2.60	2.17	2.17
							North B2	252.59	254.90	2.31	2.10	2.10
BC535–647	5889.32	5318.96	1753.70	10.00	–34.00	237.00	North A	135.36	140.00	4.65	4.04	4.04
							North B	201.70	204.01	2.30	2.60	2.60
							North B2	174.60	176.60	2.00	1.63	1.63
BC535–648	5889.36	5318.97	1753.30	10.00	–44.00	258.00	North A	144.90	147.10	2.20	1.95	1.95
							North B2	180.30	185.00	4.70	2.56	2.56
BC535–649	5889.32	5318.96	1752.93	12.00	–57.00	279.00	North A	161.20	169.50	8.30	7.45	7.45
							North A3	156.76	159.13	2.37	0.04	0.04
							North B	242.00	246.10	4.10	5.90	5.33
							North B2	210.37	214.07	3.69	0.67	0.67
BC535–650	5889.27	5318.93	1752.90	12.00	–63.00	297.00	North A	181.50	185.20	3.70	2.71	2.71
							North A2	116.19	119.80	3.61	3.38	3.38
							North A3	171.94	173.96	0.00	0.00	0.00
							North B	262.40	265.30	2.90	2.73	2.73
							North B2	234.00	236.40	2.40	4.83	4.83
							North B3	214.20	217.30	3.10	2.44	2.44
BC535–651	5889.90	5318.20	1753.00	14.00	–68.00	306.00	North A	198.00	202.80	4.80	3.34	3.34
							North A2	126.20	130.00	3.80	1.42	1.42
							North B	287.00	291.00	4.00	2.73	2.73
							North B2	252.00	254.55	2.55	1.96	1.96

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-25

							North B3	235.79	238.70	2.90	1.48	1.48
BC535–652	5889.90	5318.20	1753.00	14.00	–74.00	366.00	North A	229.70	237.10	7.40	5.67	5.67
							North A2	140.00	142.80	2.80	1.05	1.05
							North A3	211.48	213.88	0.00	0.00	0.00
							North A4	224.00	226.60	2.60	4.42	4.42
							North B	320.40	323.40	3.00	2.42	2.42
							North B2	274.50	277.50	3.00	2.45	2.45
							North B3	258.90	262.10	3.20	2.94	2.94
BC535–653	5889.79	5318.71	1753.80	21.00	–31.00	231.00	North A	147.10	149.11	2.01	0.24	0.24
BC535–654	5889.79	5318.64	1753.00	24.00	–52.00	270.00	North A	158.50	160.60	2.10	5.03	5.03
							North A2	103.40	105.80	2.40	5.76	5.76
							North B2	195.10	198.00	2.90	6.39	6.39
							North B3	174.30	176.75	2.45	2.86	2.86
BC535–655	5889.79	5316.64	1752.93	26.00	–59.00	297.00	North A	173.30	176.00	2.70	6.52	6.52
							North A2	118.19	120.00	1.81	1.08	1.08
							North B2	218.94	221.78	2.84	1.37	1.37
							North B3	193.80	197.00	3.20	1.45	1.45
BC535–656	5891.60	5316.80	1753.00	28.00	–65.00	327.00	North A	188.80	192.10	3.30	4.21	4.21
							North A2	127.50	129.10	1.60	0.46	0.46
							North B2	238.10	240.50	2.40	2.55	2.55
							North B3	215.90	220.90	5.00	4.25	4.25
BC535–657	5889.79	5316.64	1752.93	30.00	–70.00	363.00	North A	212.50	215.60	3.10	3.17	3.17
							North A2	140.50	143.40	2.90	5.78	5.78
							North B2	262.30	265.07	2.77	1.78	1.78
							North B3	243.07	248.79	5.72	1.86	1.86
BC535–662	5874.93	5322.61	1753.38	5.00	–33.00	231.00	North A	148.00	150.70	2.70	5.55	5.55
							North A3	121.30	123.50	2.20	7.03	7.03
							North A4	136.00	138.10	2.10	4.74	4.74
							North B	212.00	214.20	2.20	4.18	4.18
							North B2	174.20	176.50	2.30	0.68	0.68
BC535–663	5874.93	5322.61	1752.84	5.00	–43.00	243.00	North A	152.80	155.70	2.90	6.39	6.39
							North A3	125.85	127.30	1.45	3.58	3.58
							North A4	139.30	141.50	2.20	2.29	2.29
							North B	220.00	223.00	3.00	3.38	3.38
							North B2	180.60	182.80	2.20	2.75	2.75
BC535–664	5874.93	5322.61	1752.77	6.00	–51.00	252.00	North A	160.00	161.90	1.90	2.22	2.22
							North A3	130.20	132.80	2.60	4.94	4.94
							North A4	143.30	147.50	4.20	2.69	2.69
							North B	230.00	234.90	4.90	5.80	5.80
							North B2	188.54	190.76	2.22	0.65	0.65
BC535–665	5874.87	5322.39	1752.65	6.00	–63.00	294.00	North A	180.10	182.20	2.10	5.33	5.33
							North A3	143.20	145.76	2.56	4.71	4.71
							North A4	160.40	165.60	5.20	7.58	7.58
							North B	264.40	266.50	2.10	1.93	1.93
							North B2	216.80	219.60	2.80	2.09	2.09
BC535–666	5875.06	5322.34	1752.65	8.00	–71.00	321.00	North A	203.40	206.39	2.99	7.82	7.82
							North A3	174.38	176.20	1.82	1.47	1.47
							North A4	177.70	181.70	4.01	4.50	4.50
							North B	294.65	297.09	2.44	2.54	2.54
							North B2	242.60	249.90	7.30	4.62	4.62

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-26

BC535–667	5875.02	5322.19	1752.65	8.00	–77.00	354.00	North A	205.90	213.50	7.60	5.74	5.74
							North A3	166.70	169.08	2.38	3.66	3.66
							North A4	175.40	177.80	2.40	10.17	10.17
							North B	275.20	277.30	2.10	3.04	3.04
							North B2	246.70	249.00	2.30	1.48	1.48
							HW2	114.78	116.40	1.61	1.48	1.48
BC535–669	5799.24	5341.38	1752.18	5.00	–28.00	189.00	North A	146.50	152.29	5.79	7.35	7.35
							North A
							Hangingwall	131.92	135.57	3.65	0.70	0.70
							North A4	76.00	77.61	1.61	11.77	11.77
							HW2	117.00	119.00	2.00	3.62	3.62
BC535–670	5799.24	5341.38	1751.89	5.00	–39.00	228.00	North A	147.79	152.09	4.30	8.89	8.89
							North A
							Hangingwall	137.27	139.57	2.30	0.50	0.50
							North A4	79.70	82.50	2.80	5.30	5.30
							North B	211.70	214.70	3.00	4.29	4.29
							North B2	167.00	169.03	2.03	2.36	2.36
							HW2	121.20	124.10	2.90	2.04	2.04
BC535–671	5799.24	5341.38	1751.70	5.00	–49.00	246.00	North A	149.70	154.20	4.50	12.17	12.17
							North A4	83.50	86.50	3.00	2.56	2.56
							North B	225.30	227.40	2.10	3.00	3.00
							North B2	171.51	174.30	2.79	3.76	3.76
							HW2	130.71	134.61	3.90	0.80	0.80
BC535–672	5799.24	5341.38	1751.58	6.00	–58.00	280.00	North A	158.60	163.70	5.10	4.98	4.98
							North A4	103.40	106.10	2.70	1.23	1.23
							North B	252.50	255.00	2.50	2.00	2.00
							North B2	195.70	198.00	2.30	1.08	1.08
							HW2	142.30	144.69	2.40	1.61	1.61
BC535–673	5799.12	5341.38	1751.27	6.00	–66.00	348.00	North A	169.16	175.45	6.29	9.59	9.59
							North A4	114.40	118.50	1.80	0.53	0.53
							North B	263.50	266.00	2.50	1.60	1.60
							North B2	204.79	207.20	2.40	4.98	4.98
BC535–674	5799.12	5340.91	1751.18	7.00	–73.00	361.00	North A	192.80	195.50	2.70	4.23	4.23
							North A4	134.99	138.20	2.01	0.95	0.95
							North B2	218.30	221.49	3.19	0.80	0.80
BC535–677	5874.93	5322.61	1752.56	6.00	–57.00	261.00	North A	167.90	170.30	2.40	5.63	5.63
							North A3	143.80	146.10	2.30	2.37	2.37
							North A4	155.10	157.10	2.00	3.10	3.10
							North B	248.19	250.60	2.41	5.14	5.14
							North B2	205.10	207.50	2.40	4.91	4.91
							HW2	134.50	142.40	7.90	5.00	5.00
BC535–681	5824.55	5335.07	1752.37	5.00	–41.00	237.00	North A	153.69	160.52	6.83	5.11	5.11
							North A
							Hangingwall	146.80	152.18	5.38	4.15	4.15
							North A4	102.30	104.60	2.30	1.76	1.76
							North B	208.80	210.90	2.10	2.66	2.66
							North B2	172.70	174.80	2.10	1.87	1.87
							HW2	137.50	144.00	6.50	7.54	7.54
BC535–682	5824.55	5335.07	1751.85	5.00	–50.00	243.00	North A	159.00	162.50	3.50	4.54	4.54
							North A
							Hangingwall	153.00	156.45	3.45	5.68	5.68
							North A4	106.00	108.50	2.50	3.96	3.96

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-27

							North B	224.30	226.50	2.20	4.59	4.59
							North B2	180.00	181.80	1.80	3.80	3.80
							HW2	143.00	145.60	2.60	17.65	15.75
BC535–683	5824.55	5335.07	1751.62	6.00	–58.00	195.00	North A	166.00	174.40	8.40	3.46	3.46
							North A4	117.70	119.90	2.20	2.07	2.07
							HW2	171.00	172.70	1.70	3.57	3.57
							HW3	154.60	157.70	3.10	10.01	10.01
BC535–684	5824.49	5334.78	1751.53	5.00	–69.00	318.00	North A	191.55	199.79	8.24	5.30	5.30
							North A4	139.98	142.17	2.19	2.22	2.22
							North B	270.10	272.10	2.00	2.07	2.07
							North B2	221.00	223.40	2.40	1.35	1.35
BC535–685	5824.45	5334.58	1751.53	10.00	–75.00	342.00	North A	239.00	243.60	4.60	2.31	2.31
							North A4	166.19	168.99	2.80	1.77	1.77
BC535–698	5760.14	5342.56	1750.78	5.00	–53.00	261.00	North A	161.90	163.30	1.40	2.53	2.53
							North B2	166.90	171.90	5.00	3.49	3.49
							HW2	91.22	91.79	0.57	0.01	0.01
BC535–702	5780.06	5347.19	1751.38	7.00	–35.00	216.00	North A	137.70	152.70	15.00	6.42	6.42
							North A
							Hangingwall	123.40	125.70	2.30	6.49	6.49
							North A4	73.10	75.10	2.00	3.94	3.94
							North B2	160.40	162.50	2.10	1.39	1.39
BC535–703	5779.99	5347.20	1751.04	356.00	–46.00	228.00	North A	145.94	148.20	2.26	8.46	8.46
							North B2	159.20	164.40	5.20	5.44	5.44
BC535–704A	5780.04	5347.20	1750.78	358.00	–54.00	243.00	North A	145.80	151.50	5.70	6.76	6.76
							North A4	85.10	87.40	2.30	1.27	1.27
							North B2	164.36	166.79	2.43	0.20	0.20
BC535–705	5780.18	5346.77	1750.78	358.00	–68.00	285.00	North A	163.98	165.82	1.84	0.43	0.43
							North B2	178.80	183.80	5.00	9.41	9.41
BC535–706	5780.49	5346.46	1750.78	360.00	–77.00	360.00	North B2	229.39	233.00	3.61	2.08	2.08
BC535–707	5780.63	5346.57	1750.78	2.00	–73.00	342.00	North A	180.10	182.90	2.80	0.63	0.63
							North B2	195.40	198.10	2.70	5.18	5.18
							HW2	148.00	152.99	5.00	3.99	3.99
BC535–708	5849.80	5328.87	1751.87	3.00	–52.00	285.00	North A	162.69	170.20	7.51	9.71	9.71
							North A4	118.80	122.00	3.20	4.46	4.46
							North B	234.40	236.40	2.00	1.74	1.74
							North B2	187.80	190.90	3.10	0.97	0.97
BC535–709	5888.82	5319.09	1753.39	9.00	–50.00	285.00	North A	147.00	151.10	4.10	2.28	2.28
							North A3	146.15	147.00	0.85	0.16	0.16
							North B	219.20	222.00	2.80	3.95	3.95
							North B2	189.00	194.00	5.00	4.16	4.16
							North A
BC550–689	5807.27	5493.92	1741.08	180.00	0.01	27.00	Hangingwall	17.40	19.40	2.00	1.27	1.27
							North A
BC550–690	5820.55	5491.49	1741.49	180.00	0.01	24.00	Hangingwall	10.50	19.03	8.53	4.33	4.33
BC550–691	5856.15	5479.47	1742.33	360.00	0.01	27.00	North B2	19.73	21.80	2.07	8.84	5.02
BC550–692	5869.48	5478.72	1742.77	360.00	0.01	30.00	North B2	18.90	21.00	2.10	0.47	0.47
BC550–693	5877.84	5476.46	1742.63	360.00	0.01	30.00	North B2	17.81	19.42	1.61	0.28	0.28
BC565–633	5724.66	5436.95	1733.72	1.00	–29.00	135.00	North A	47.60	49.90	2.30	0.42	0.42
BC565–634	5724.66	5436.95	1733.02	1.00	–56.00	171.00	North A	60.00	62.60	2.60	4.45	4.45
BC565–635	5724.78	5435.89	1732.71	1.00	–73.00	231.00	North A	81.00	84.59	3.60	3.54	3.54
BC565–636	5725.75	5436.89	1732.71	33.00	–25.00	81.00	North A	56.20	59.90	3.70	2.30	2.30
BC565–637	5725.75	5436.52	1732.67	49.00	–67.00	105.00	North A	86.40	89.70	3.30	1.12	1.12

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-28

							North B2	99.22	102.25	0.00	0.00	0.00
BC565–638	5723.26	5437.79	1734.96	330.00	–27.00	148.00	North A	58.34	59.94	1.60	2.23	2.23
							North A	60.68	60.69	0.01	9.23	9.23
BC565–694	5862.15	5475.67	1727.28	360.00	0.01	27.00	North B2	16.00	18.20	2.20	1.54	1.54
BC565–695	5868.11	5474.02	1727.49	360.00	0.01	34.00	North B2	20.40	22.20	1.80	0.26	0.26
							North A
BC565–696	5823.31	5486.19	1725.89	183.00	0.01	27.00	Hangingwall	11.32	20.80	9.48	3.35	3.35
							North A
BC565–697	5834.92	5483.68	1725.81	195.00	0.01	27.00	Hangingwall	6.20	19.00	12.80	5.90	5.90
							North A
BC565–710	5826.13	5474.52	1727.01	173.00	0.01	6.10	Hangingwall	0.00	6.10	6.10	2.51	2.51
							North A
BC565–711	5831.50	5475.63	1727.02	170.00	0.01	6.90	Hangingwall	0.00	6.90	6.90	8.00	8.00
							North A
BC565–712	5837.73	5475.86	1727.00	169.00	0.01	6.90	Hangingwall	0.00	5.40	5.40	4.99	4.99
BC565–713	5882.70	5464.80	1727.30	180.00	0.01	17.00	North A3	8.30	10.00	1.70	4.55	4.55
BC565–714	5882.70	5464.80	1727.30	180.00	–25.00	24.00	North A3	10.80	14.00	3.20	5.01	5.01
BC565–715	5882.70	5464.80	1727.73	155.00	0.01	21.00	North A3	7.00	9.90	2.90	11.28	11.28
BC565–716	5882.70	5464.80	1726.73	155.00	–25.00	29.00	North A3	10.28	16.25	5.97	0.23	0.23
BC580–718	5782.94	5482.00	1711.36	180.00	0.01	24.00	North A	0.00	0.43	0.43	0.16	0.16
							North A
							Hangingwall	16.00	18.80	2.80	1.03	1.03
							North A
BC580–719	5794.51	5483.03	1711.50	180.00	0.01	24.00	Hangingwall	14.50	16.65	2.15	2.54	2.54
							North A
BC580–720	5807.07	5481.93	1711.74	180.00	0.01	32.00	Hangingwall	16.20	18.40	2.20	7.48	7.48
BC580–721	5819.63	5481.89	1712.66	180.00	0.01	27.00	North A	0.00	1.00	1.00	4.51	4.51
							North A
							Hangingwall	12.60	20.30	7.70	3.16	3.16
							North A
BC580–722	5833.20	5479.86	1712.40	180.00	0.01	21.00	Hangingwall	5.00	17.00	12.00	6.09	6.09
BC580–723	5882.30	5460.32	1714.39	180.00	0.01	24.00	North A3	9.80	14.60	4.80	5.31	5.31
BC580–724	5882.30	5460.32	1714.39	153.00	0.01	32.00	North A3	7.72	12.00	4.28	3.51	3.51
BC580–725	5858.20	5471.30	1714.50	360.00	0.01	30.00	North B2	17.92	19.82	1.90	0.81	0.81
BC580–726	5809.16	5487.09	1711.87	360.00	0.01	21.00	North B2	8.00	10.00	2.00	2.04	2.04
BC580–737	5943.14	5451.11	1716.32	180.00	0.01	30.00	North A	0.00	5.60	5.60	13.03	13.03
BC595–699	5757.60	5401.41	1698.68	354.00	–72.00	261.00	North A	97.40	100.39	3.00	3.38	3.38
BC595–700	5757.32	5401.52	1698.68	338.00	–79.00	162.00	North A	122.09	126.49	4.40	4.27	4.27
BC595–746	5812.85	5461.59	1698.78	2.00	0.01	17.00	North A	16.54	17.00	0.00	0.00	0.00
							North A
							Hangingwall	0.00	2.80	2.80	2.41	2.41
BC595–747	5824.84	5462.67	1698.89	4.00	0.01	15.70	North A	11.80	15.70	3.90	3.49	3.49
							North A
							Hangingwall	0.00	7.70	7.70	2.36	2.36
BC595–748	5829.32	5462.22	1698.97	21.00	0.01	16.70	North A	14.40	16.70	2.30	7.20	7.20
							North A
							Hangingwall	0.00	12.20	12.20	4.14	4.14
BC595–749	5829.52	5461.40	1698.97	57.00	0.01	14.90	North A	11.97	14.90	2.93	10.07	10.07
							North A
							Hangingwall	0.00	11.97	11.97	5.18	5.18
BC595–751	5824.85	5459.13	1698.78	180.00	0.01	27.00	HW2	4.90	7.00	2.10	4.17	4.17
							North A
							Hangingwall	0.00	1.80	1.80	7.38	7.38
BC595–768	5937.12	5446.76	1702.38	230.00	0.01	9.00	North A	0.00	0.80	0.80	19.52	19.52
BC595–769	5889.27	5445.06	1701.36	140.00	0.01	15.00	North A3	2.50	5.00	2.50	4.50	4.50
BC595–770	5888.50	5443.97	1701.36	170.00	0.01	21.00	North A3	1.00	4.90	3.90	1.42	1.42
BC595–771	5825.20	5481.78	1699.07	360.00	0.01	21.00	North B2	7.60	9.50	1.90	2.30	2.30
BC595–772	5849.83	5472.04	1700.04	360.00	0.01	30.00	North B2	17.60	19.90	2.30	1.02	1.02
BC595–773	5849.90	5461.73	1699.29	180.00	0.01	36.00	North A4	27.50	29.50	2.00	2.69	2.69
BC595–774	5874.85	5462.21	1700.68	360.00	0.01	42.00	North B2	22.80	25.30	2.50	1.30	1.30

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-29

BC595–775	5875.05	5457.58	1700.51	180.00	0.01	36.00	North A3	25.10	26.80	1.70	6.40	6.40
							North A4	4.90	8.80	3.90	4.54	4.54
BC595–776	5899.25	5450.01	1701.48	360.00	0.01	42.00	North B2	28.50	30.50	2.00	2.55	2.55
BC595–777	5900.35	5444.33	1701.48	180.00	0.01	42.00	North A	0.00	2.60	2.60	9.64	9.64
BC595–778	5924.86	5452.42	1702.17	360.00	0.01	42.00	North B2	22.80	24.50	1.70	1.83	1.83
BC595–780	5949.76	5444.39	1702.25	180.00	0.01	42.00	North A2	41.80	42.00	0.00	0.00	0.00
BC595–781	5886.19	5441.49	1701.29	180.00	0.01	15.00	North A3	0.31	4.50	4.19	11.09	8.51
BC610–1000B	6034.42	5098.59	1692.46	357.00	–67.35	531.00	North A	381.00	384.00	3.00	4.38	4.38
							North A2	333.80	337.70	3.90	5.38	5.38
							North B	449.30	451.30	2.00	2.57	2.57
							North B2	424.29	426.76	0.00	0.00	0.00
BC610–1001A	6011.81	5096.75	1692.35	15.20	–76.93	552.00	North A	445.09	447.64	0.00	0.00	0.00
							North A2	420.50	432.60	12.10	3.53	3.53
							North B	540.17	542.57	0.00	0.00	0.00
							North B2	505.34	508.08	2.74	2.49	2.49
BC610–1002	6034.95	5098.33	1692.74	7.38	–75.20	552.00	North A	434.49	437.30	2.80	6.73	6.73
							North A2	389.90	408.09	18.19	2.78	2.78
							North B	514.30	516.20	1.90	1.59	1.59
							North B2	469.50	471.90	2.40	0.99	0.99
BC610–1003	6034.75	5098.69	1692.10	2.11	–69.62	501.00	North A	402.00	405.99	4.00	2.61	2.61
							North A2	351.80	362.99	11.19	3.54	3.54
							North B	475.90	478.20	2.30	2.90	2.90
							North B2	443.66	446.36	0.00	0.00	0.00
BC610–1004A	6034.99	5098.20	1693.24	19.90	–79.00	525.60	North A	466.88	471.30	4.43	0.18	0.18
							North A2	435.90	439.00	3.10	0.68	0.68
							North B2	524.90	525.59	0.69	5.27	5.27
BC610–1005	6035.01	5098.32	1692.79	17.00	–74.76	525.00	North A	414.00	422.20	8.20	3.56	3.56
							North A2	383.30	392.00	8.70	4.57	4.57
							North B	488.50	492.70	4.20	2.60	2.60
							North B2	434.40	437.00	2.60	2.92	2.92
BC610–1006	6035.01	5098.25	1692.87	14.00	–69.17	448.10	North A	399.00	409.00	10.00	4.15	4.15
							North A2	366.99	376.40	9.40	2.38	2.38
							North B2	431.31	433.27	1.96	0.83	0.83
BC610–1007A	6035.03	5098.31	1692.80	28.20	–77.78	552.00	North A	437.10	442.20	5.10	4.95	4.95
							North A2	403.20	408.50	5.30	3.99	3.99
							North B	519.50	530.30	10.80	3.11	3.11
							North B2	456.80	459.70	2.90	2.86	2.86
BC610–1008	5994.79	5096.35	1692.18	42.00	–77.62	566.30	North A	472.40	476.00	3.60	1.66	1.66
							North A2	443.30	445.80	2.50	1.47	1.47
							North B	555.00	558.50	3.50	4.28	4.28
							North B2	517.60	521.40	3.80	0.28	0.28
BC610–1009	5994.88	5096.11	1692.18	47.00	–73.32	519.00	North A	467.20	470.50	3.30	2.19	2.19
							North A2	435.70	438.80	3.10	3.08	3.08
							North B2	490.40	495.29	4.89	4.75	4.75
BC610–1044	6036.01	5097.73	1692.86	62.30	–72.88	508.00	North A2	484.50	496.30	11.80	4.75	4.75
BC610–1046	6006.35	5234.30	1688.89	35.50	–47.90	225.00	North A2	142.02	152.30	10.28	3.88	3.88
BC610–1047A	6006.29	5234.35	1688.97	33.40	–46.50	201.00	North A2	151.40	156.20	4.80	5.07	5.07
BC610–1050	6035.75	5098.35	1692.12	34.80	–74.26	476.00	North A	437.00	442.50	5.50	4.60	4.60
							North A2	399.00	409.40	10.40	2.12	2.12
							North B2	454.60	462.50	7.90	5.75	5.75

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-30

BC610–1051B	6036.06	5097.71	1692.48	58.40	–80.19	589.00	North A	580.50	585.49	5.00	0.97	0.97
							North A2	520.60	524.19	3.59	1.20	1.20
BC610–738	5901.98	5266.18	1686.45	5.10	–69.90	360.00	North A	237.79	241.70	3.91	4.70	4.70
							North A2	167.24	170.07	2.83	0.09	0.09
							North A3	210.49	212.70	2.21	0.14	0.14
							North A4	214.06	217.32	3.27	0.01	0.01
							North B	310.18	314.16	3.98	0.03	0.03
							North B2	261.30	263.90	2.60	7.06	7.06
BC610–739	5902.19	5266.28	1686.45	7.00	–66.00	258.00	North A	217.40	222.60	5.20	4.00	4.00
							North A2	151.11	154.34	3.23	0.03	0.03
							North A3	196.67	198.66	2.00	0.01	0.01
							North A4	203.78	206.40	1.72	0.48	0.48
							North B2	250.20	253.50	3.30	3.81	3.81
							North B3	237.39	239.88	2.49	3.02	3.02
BC610–740	5902.27	5266.43	1686.15	6.00	–77.00	393.00	North A	255.60	263.30	7.70	3.18	3.18
							North A2	182.29	185.39	3.10	0.74	0.74
							North A4	231.47	234.16	0.00	0.00	0.00
							North B	333.80	338.10	4.30	4.03	4.03
							North B2	286.00	290.00	4.00	1.55	1.55
BC610–741	5902.30	5266.40	1686.20	14.00	–84.00	450.00	North A	289.20	295.30	6.10	6.75	6.75
							North A3	247.00	249.50	2.50	2.39	2.39
							North A4	251.80	258.00	6.20	3.52	3.52
							North B	365.90	371.00	5.10	1.98	1.98
							North B2	320.90	324.29	3.40	1.47	1.47
BC610–742	5903.33	5265.76	1686.45	40.00	–89.00	504.00	North A	371.00	375.00	4.00	0.39	0.39
							North A2	129.50	133.70	4.20	4.52	4.52
BC610–753	5975.92	5250.73	1689.40	5.00	–39.00	291.00	North A	194.40	196.50	2.10	2.77	2.77
							North A2	130.10	131.90	1.80	2.36	2.36
BC610–754	5975.92	5250.73	1689.65	5.00	–47.00	315.00	North A	203.55	205.04	1.49	0.01	0.01
							North A2	132.90	135.90	3.00	2.54	2.54
							North B2	248.54	250.60	2.06	1.80	1.80
BC610–755	5975.79	5250.78	1687.97	7.00	–62.00	330.00	North A	218.52	221.59	3.07	2.42	2.42
							North A2	153.40	155.40	2.00	4.27	4.27
							North B2	252.00	254.00	2.00	3.74	3.74
							North B3	239.00	241.15	2.15	1.54	1.54
BC610–756	5975.92	5250.73	1687.97	9.00	–71.00	330.00	North A	230.30	232.40	2.10	5.29	5.29
							North A2	162.10	164.20	2.10	1.68	1.68
							North B2	281.60	283.60	2.00	4.83	4.83
							North B3	253.50	255.40	1.90	0.94	0.94
BC610–758	5975.82	5250.39	1687.97	16.00	–84.00	396.00	North A	293.70	297.20	3.50	3.77	3.77
							North A2	208.90	216.00	7.10	3.42	3.42
							North A4	274.30	277.60	3.30	4.68	4.68
							North B	351.55	354.00	2.45	0.77	0.77
							North B2	319.50	323.00	3.50	3.38	3.38
							North B3	313.00	314.70	1.70	5.29	5.29
BC610–759	5975.58	5250.87	1688.86	360.00	–8.50	279.00	North A2	134.49	137.61	3.12	1.85	1.85
BC610–760	6001.29	5235.98	1690.30	0.00	–8.50	289.30	North A2	137.84	140.63	2.79	2.91	2.91
BC610–761	6001.03	5236.00	1689.75	358.00	–27.00	300.00	North A2	136.30	139.00	2.70	6.27	6.27
BC610–762	6000.00	5236.10	1688.50	9.00	–79.00	420.00	North A	317.69	319.89	2.20	4.14	4.14
							North A2	236.70	245.00	8.30	3.53	3.53

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-31

							North B	406.70	409.20	2.50	2.30	2.30
							North B2	381.30	383.50	2.20	1.09	1.09
							North B3	349.20	351.90	2.70	9.10	9.10
BC610–763	6000.00	5236.10	1688.45	11.00	–72.00	402.00	North A	253.70	261.00	7.30	5.63	5.63
							North A2	192.90	197.10	4.20	2.18	2.18
							North B2	291.30	293.66	2.35	2.81	2.81
BC610–764	6000.00	5236.10	1688.50	11.00	–76.00	420.00	North A	287.15	289.49	2.34	1.98	1.98
							North A2	214.00	220.10	6.10	3.80	3.80
							North B	371.50	373.40	1.90	3.14	3.14
							North B2	337.16	340.21	1.71	0.05	0.05
							North B3	307.00	309.50	2.50	1.22	1.22
							HW2	21.50	24.10	2.60	1.03	1.03
BC610–782	5819.49	5471.30	1681.30	180.00	0.01	42.00	North A	0.00	0.24	0.24	1.11	1.11
							North A
							Hangingwall	9.00	11.30	2.30	6.22	6.22
							HW2	22.00	24.00	2.00	1.96	1.96
BC610–783	5829.96	5470.81	1681.47	180.00	0.01	42.00	North A	0.00	0.10	0.10	0.00	0.00
							North A
							Hangingwall	3.00	19.60	16.60	3.49	3.49
BC610–784	5803.70	5474.60	1680.54	0.00	0.01	23.30	North A	0.00	0.70	0.70	8.65	8.65
							North B2	11.70	13.80	2.10	2.39	2.39
BC610–785	5812.43	5478.03	1680.79	0.00	0.01	18.00	North B2	7.73	9.87	2.13	0.35	0.35
BC610–786	5825.02	5476.00	1681.04	0.00	0.01	18.00	North B2	8.33	10.25	1.92	0.03	0.03
BC610–787	5835.95	5476.70	1681.56	0.00	0.01	27.00	North B2	8.50	10.50	2.00	3.49	3.49
BC610–788	5848.58	5455.76	1682.77	180.00	0.01	42.00	North A4	33.60	35.80	2.20	2.02	2.02
BC610–789	5861.88	5456.74	1682.60	180.00	0.01	42.00	North A3	36.00	38.50	2.50	1.47	1.47
							North A4	24.00	26.00	2.00	4.28	4.28
BC610–790	5874.81	5451.86	1683.18	180.00	0.01	30.00	North A3	25.80	28.25	2.45	0.46	0.46
							North A4	11.50	13.50	2.00	4.29	4.29
BC610–791	5874.81	5451.86	1683.18	150.00	0.01	30.00	North A3	24.03	26.00	1.97	1.34	1.34
							North A4	9.60	12.70	3.10	2.14	2.14
BC610–792	5887.53	5447.16	1683.46	145.00	0.01	30.00	North A	2.50	17.10	14.60	5.94	5.94
BC610–794	5776.16	5471.86	1680.25	17.00	0.01	15.00	North A	0.00	8.70	8.70	2.82	2.82
BC610–795	5765.49	5471.72	1680.24	360.00	0.01	18.00	North A	0.00	3.70	3.70	5.55	5.55
							North B2	6.40	10.20	3.80	5.05	5.05
BC610–821	5821.29	5471.32	1681.21	217.00	0.01	13.50	North A	0.00	0.75	0.75	20.80	20.80
BC610–822	5835.79	5465.71	1681.79	180.00	0.01	8.70	North A	0.00	0.75	0.75	3.72	3.72
							North A
							Hangingwall	7.10	8.70	1.60	4.48	4.48
							HW6	166.60	177.99	11.39	6.71	6.41
BC610–863A	5950.89	5247.45	1688.50	4.29	–45.50	290.00	North A	200.00	202.30	2.30	3.42	3.42
							North A2	143.00	145.20	2.20	3.40	3.40
							North B2	232.50	234.90	2.40	1.70	1.70
							North B3	216.00	218.00	2.00	2.54	2.54
							HW5	190.05	192.25	2.21	0.41	0.41
							HW6	180.10	187.10	7.00	1.58	1.58
BC610–864	5950.89	5247.44	1688.34	4.30	–53.50	302.60	North A	213.80	216.00	2.20	5.05	5.05
							North A2	154.40	160.00	5.60	4.64	4.64
							North B2	245.30	247.20	1.90	2.28	2.28
							North B3	232.60	234.86	2.26	0.60	0.60
							HW5	208.90	211.61	2.72	2.69	2.69
							HW6	190.70	200.90	10.20	14.08	13.88

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-32

							HW7	223.66	226.31	2.65	1.68	1.68
BC610–865	5950.89	5247.44	1688.30	5.52	–62.90	321.00	North A	230.60	238.90	8.30	5.28	5.28
							North A2	174.00	178.00	4.00	3.25	3.25
							North B2	274.70	277.10	2.40	0.70	0.70
							North B3	256.97	259.60	2.63	2.33	2.33
BC610–866	5950.89	5247.46	1688.50	4.99	–39.70	282.00	North A	193.70	196.00	2.30	4.07	4.07
							North A2	138.80	141.90	3.10	7.27	7.27
							North B2	228.80	230.70	1.90	1.52	1.52
							North B3	207.00	209.10	2.10	1.01	1.01
BC610–867	5975.10	5251.03	1688.82	3.00	–44.00	279.00	North A	196.70	198.49	1.79	1.42	1.42
							North A2	132.50	135.10	2.60	2.48	2.48
							North B3	219.00	221.40	2.40	3.66	3.66
BC610–868	5975.10	5251.00	1688.66	3.74	–51.10	300.00	North A	205.89	208.26	2.36	1.60	1.60
							North A2	141.00	143.90	2.90	10.13	10.13
							North B2	255.59	257.95	0.00	0.00	0.00
							North B3	230.20	232.20	2.00	3.02	3.02
BC610–869	5975.10	5251.08	1688.92	3.35	–36.30	270.00	North A	192.80	195.80	3.00	4.53	4.53
							North A2	129.58	131.88	2.30	1.69	1.69
BC610–870	5975.10	5251.09	1689.02	3.25	–29.60	264.00	North A	190.10	191.90	1.80	6.34	6.34
							North A2	129.00	131.00	2.00	1.37	1.37
							HW7	246.80	251.00	4.20	0.62	0.62
BC610–871	5950.90	5247.38	1687.65	4.31	–70.90	387.00	North A	284.70	287.70	3.00	3.51	3.51
							North A2	200.00	204.90	4.90	4.15	4.15
							North B	354.00	357.00	3.00	4.84	4.84
							North B2	314.30	318.72	4.42	0.72	0.72
							North B3	299.10	302.07	2.00	1.10	1.10
							HW7	237.50	240.60	3.10	7.55	7.55
BC610–872	5950.85	5247.36	1687.91	3.92	–66.40	387.00	North A	255.80	258.90	3.10	3.38	3.38
							North A2	185.00	192.60	7.60	6.01	5.79
							North B2	286.90	290.40	3.50	5.01	5.01
							North B3	278.00	280.70	2.70	1.05	1.05
							HW7	243.61	255.60	11.99	8.41	8.41
BC610–911	5950.83	5247.22	1687.62	4.28	–78.20	351.00	North A	283.99	288.00	4.00	0.54	0.54
							North A2	209.09	215.99	6.90	1.81	1.81
							North B	342.70	344.70	2.00	1.40	1.40
							North B2	312.80	315.90	3.10	1.94	1.94
							North B3	301.50	304.20	2.70	1.55	1.55
BC610–912	5975.10	5250.82	1688.18	4.83	–72.10	384.00	North A	276.36	279.54	3.17	1.26	1.26
							North A2	192.00	194.30	2.30	2.78	2.78
							North B	354.83	357.95	0.00	0.00	0.00
							North B2	330.50	333.00	2.50	8.94	8.04
							North B3	299.55	302.74	0.00	0.00	0.00
BC610–971A	5975.00	5250.00	1689.50	10.00	–70.00	372.00	North A	240.38	242.72	0.00	0.00	0.00
							North A2	168.40	171.20	2.80	5.56	5.56
							North B2	291.05	293.30	2.25	4.30	4.30
							North B3	268.00	270.20	2.20	3.85	3.85
BC610–972	5975.00	5250.00	1689.50	358.00	–70.00	311.00	North A	246.10	249.31	0.00	0.00	0.00
							North A2	169.60	179.79	10.19	2.29	2.29
							North B2	294.20	297.19	2.50	0.96	0.96
							North B3	274.40	277.00	2.60	3.30	3.30

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-33

							HW7	262.50	265.10	2.60	4.77	4.77
BC610–973A	5975.00	5250.00	1689.50	355.00	–80.00	411.00	North A	307.01	313.60	6.59	4.42	4.42
							North A2	208.00	212.40	4.40	4.35	4.35
							North A4	287.53	291.55	0.55	0.00	0.00
							North B	389.04	391.89	0.00	0.00	0.00
							North B2	349.90	353.79	3.89	0.59	0.59
							North B3	328.60	331.60	3.00	3.54	3.54
							HW7	306.18	312.00	5.82	2.09	2.09
BC610–975	5975.00	5250.00	1689.50	10.00	–84.00	417.00	North A	341.90	351.80	9.90	5.50	5.50
							North A2	237.40	241.90	4.50	2.14	2.14
							North A4	318.90	323.00	4.10	5.83	5.83
							North B2	394.90	410.50	15.60	2.96	2.96
							North B3	363.20	367.00	3.80	3.49	3.49
BC610–976	5999.83	5236.33	1689.41	5.90	–32.50	267.00	North A2	135.20	137.40	2.20	3.40	3.40
BC610–977	6000.49	5236.05	1688.56	32.20	–68.00	327.00	North A	230.30	236.80	6.50	4.32	4.32
							North A2	192.00	197.70	5.70	3.15	3.15
BC610–978	6000.48	5236.03	1688.63	32.90	–63.80	255.00	North A	215.80	218.58	2.78	4.34	4.34
							North A2	187.60	190.60	3.00	3.20	3.20
BC610–983	5993.98	5097.37	1692.11	348.00	–71.82	577.00	North A	477.50	481.60	4.10	10.67	10.67
							North A2	407.99	418.10	10.10	5.46	5.46
							North A4	435.10	443.00	7.90	6.60	6.60
							North B	566.10	571.20	5.10	4.33	4.33
							North B2	513.60	516.20	2.60	1.02	1.02
							HW7	396.40	399.00	2.60	3.39	3.39
BC610–984	5994.09	5097.46	1692.19	351.00	–65.73	552.00	North A	442.90	459.80	16.90	5.60	5.60
							North A2	378.80	385.40	6.60	3.07	3.07
							North A4	421.40	423.90	2.50	1.86	1.86
							North B	517.70	519.90	2.20	1.69	1.69
							North B2	484.40	487.30	2.90	6.77	6.77
							HW7	374.70	384.80	10.10	5.42	4.16
BC610–985	5993.96	5097.52	1692.06	348.00	–63.36	522.00	North A	427.00	437.70	10.70	9.74	9.74
							North A2	357.20	359.80	2.60	5.25	5.25
							North A4	396.80	399.20	2.40	1.97	1.97
							North B	488.50	491.30	2.80	1.93	1.93
							North B2	461.80	464.80	3.00	1.99	1.99
							North B3	442.00	443.94	1.94	1.10	1.10
BC610–986A	5993.83	5097.63	1692.06	343.00	–56.02	450.00	North A	405.50	416.30	10.80	4.04	4.04
							North A2	335.55	338.27	2.72	7.85	7.85
							North A4	376.00	379.50	3.50	3.72	3.72
							North B2	424.40	428.70	4.30	5.18	5.18
BC610–987A	5994.35	5097.13	1692.06	1.64	–73.90	591.00	North A	437.40	447.70	10.30	7.66	7.66
							North A2	406.80	409.20	2.40	5.31	5.31
							North B	540.00	542.80	2.80	2.85	2.85
							North B2	494.00	502.10	8.10	5.93	5.93
							North B3	464.40	473.50	9.10	1.63	1.63
							HW7	389.00	395.60	6.60	2.05	2.05
BC610–988D	5993.58	5097.51	1692.09	349.00	–69.88	544.40	North A	436.40	452.30	15.90	4.04	4.04
							North A2	374.00	376.80	2.80	1.68	1.68
							North A4	411.99	415.10	3.10	2.20	2.20
							North B	498.70	501.70	3.00	1.82	1.82

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-34

							North B2	470.80	473.40	2.60	1.64	1.64
BC610–990	5993.59	5097.74	1692.09	347.00	–58.32	462.00	North A	387.60	392.41	4.81	8.00	8.00
							North A2	325.20	329.50	4.30	3.71	3.71
							North A4	365.30	368.40	3.10	1.28	1.28
							North B	435.40	437.70	2.30	5.17	5.17
							North B2	408.20	410.20	2.00	2.91	2.91
BC610–991	5993.52	5097.55	1692.03	346.00	–65.74	492.00	North A	431.80	435.10	3.30	5.55	5.55
							North A2	357.50	361.20	3.70	5.59	5.59
							North A4	403.10	405.20	2.10	1.78	1.78
							North B	488.30	491.00	2.70	3.40	3.40
							North B2	455.10	459.50	4.40	3.01	3.01
							HW7	360.64	361.22	0.00	0.00	0.00
BC610–993A	5993.50	5097.60	1691.30	352.00	–59.22	477.30	North A	390.30	393.49	3.20	3.74	3.74
							North A2	316.10	319.10	3.00	3.70	3.70
							North A4	375.80	377.92	2.13	12.09	8.66
							North A4	377.92	378.70	0.77	64.75	34.00
							North B	445.90	448.30	2.40	0.67	0.67
							North B2	422.50	425.80	3.30	6.06	6.06
							North B3	402.93	405.90	0.00	0.00	0.00
BC610–995B	6012.01	5096.74	1692.41	12.00	–77.80	570.00	North A	472.50	474.60	2.10	1.74	1.74
							North A2	431.20	433.50	2.30	0.47	0.47
							North B2	515.80	522.00	6.20	5.85	5.85
							North B3	493.00	499.00	6.00	2.32	2.32
BC610–996B	6011.76	5096.91	1691.95	2.43	–71.25	537.00	North A	435.00	437.90	2.90	2.45	2.45
							North A2	392.27	398.20	5.80	3.22	3.22
							North B	533.99	536.31	2.32	1.90	1.90
							North B2	479.00	482.10	3.10	5.99	5.99
							North B3	454.90	457.70	2.80	2.02	2.02
BC610–997A	6011.81	5096.69	1692.52	3.00	–71.56	516.00	North A	434.30	439.10	4.80	0.71	0.71
							North A2	393.90	399.99	6.09	2.32	2.32
							North B	511.80	514.30	2.50	1.98	1.98
							North B2	476.30	479.40	3.10	1.99	1.99
							North B3	453.00	455.80	2.80	1.82	1.82
BC610–998	6034.66	5098.26	1692.76	5.00	–76.88	576.00	North A	456.10	459.40	3.30	3.15	3.15
							North A2	435.79	445.63	9.83	0.36	0.36
							North B	571.70	574.21	2.51	2.87	2.87
							North B2	526.39	531.00	4.62	2.94	2.94
BC610–999	6034.67	5098.25	1692.86	5.19	–74.11	480.00	North A	409.40	412.00	2.60	2.62	2.62
							North A2	364.10	370.50	6.40	3.14	3.14
							North B2	447.60	450.00	2.40	1.47	1.47
BC625–799	5797.78	5460.49	1666.53	180.00	0.01	10.00	North A	0.00	0.70	0.70	9.77	9.77
							HW2	26.60	30.30	3.70	3.19	3.19
							North A
BC625–800	5809.12	5459.98	1666.90	180.00	0.01	43.00	Hangingwall	6.50	8.90	2.40	1.82	1.82
							HW2	25.90	28.60	2.70	3.20	3.20
BC625–801	5817.94	5465.72	1667.03	180.00	0.01	42.00	North A	0.00	1.50	1.50	6.80	6.80
							North A
							Hangingwall	12.60	14.90	2.30	2.12	2.12
							HW2	16.40	23.25	6.85	5.95	5.95
BC625–802	5825.42	5465.73	1666.98	180.00	0.01	42.00	North A	0.00	4.80	4.80	2.71	2.71
							North A
							Hangingwall	8.50	12.34	3.84	1.28	1.28

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-35

BC625–803	5764.04	5464.42	1666.56	0.00	0.01	12.00	North B2	9.00	12.00	3.00	1.93	1.93
BC625–804	5773.89	5466.35	1666.34	0.00	0.01	12.00	North A	0.00	10.20	10.20	5.92	5.92
BC625–825	5841.40	5458.41	1668.41	360.00	0.01	15.00	North A	0.00	1.80	1.80	11.80	11.80
BC625–826	5847.62	5459.52	1668.05	360.00	0.01	15.50	North A	0.00	2.27	2.27	0.02	0.02
BC625–827	5863.62	5450.52	1668.57	360.00	0.01	15.00	North A	0.80	2.83	2.03	6.32	6.32
BC625–828	5863.62	5450.52	1669.27	360.00	25.00	15.80	North A	1.35	4.40	3.05	3.75	3.75
BC625–829	5871.45	5448.88	1668.33	180.00	0.01	42.00	North A	0.00	0.59	0.59	0.02	0.02
							North A3	29.70	31.80	2.10	5.92	5.92
							North A4	18.00	20.00	2.00	2.59	2.59
BC640–808	5783.20	5453.68	1649.94	360.00	0.01	30.00	North B2	22.60	25.00	2.40	3.08	3.08
BC640–809	5803.41	5476.60	1650.40	163.00	0.01	22.60	North A	20.50	22.60	2.10	8.41	8.41
							North B2	0.00	1.79	1.79	3.20	3.20
BC640–810	5804.25	5438.47	1650.08	180.00	0.01	33.00	HW2	23.20	25.10	1.90	8.12	8.12
BC640–811	5804.25	5438.47	1650.08	150.00	0.01	36.00	HW2	16.00	19.30	3.30	7.05	5.88
BC640–812	5804.25	5438.47	1650.08	130.00	0.01	42.00	HW2	16.60	20.00	3.40	14.05	11.99
BC640–813	5816.02	5454.24	1650.48	183.00	0.01	24.00	North A	0.00	0.27	0.27	4.57	4.57
							HW2	20.99	29.20	8.21	6.92	6.48
BC640–814	5823.94	5456.61	1650.67	179.00	0.01	33.00	North A	0.00	2.00	2.00	6.95	6.95
							North A
							Hangingwall	7.80	10.00	2.20	5.26	5.26
BC640–815	5804.54	5438.44	1651.06	130.00	30.00	30.00	HW2	15.00	16.10	1.10	1.09	1.09
BC640–816	5843.89	5449.38	1651.71	359.00	0.01	15.00	North A	0.00	4.30	4.30	6.99	6.99
BC640–817	5843.84	5443.96	1651.83	180.00	0.01	45.00	HW2	8.00	11.30	3.30	3.75	3.75
							North A3	42.30	44.50	2.20	1.46	1.46
							North A4	35.00	38.20	3.20	4.17	4.17
BC640–818	5867.29	5442.40	1652.40	180.00	0.01	45.00	North A3	32.30	36.30	4.00	6.16	6.16
							North A4	18.05	20.00	1.95	4.21	4.21
BC640–819	5889.45	5427.47	1652.50	180.00	0.01	30.00	North A3	7.50	9.50	2.00	3.97	3.97
BC640–820	5836.58	5443.63	1651.67	179.00	0.01	45.00	HW2	8.40	11.60	3.20	4.31	4.31
							North A
							Hangingwall	0.00	1.00	1.00	5.07	5.07
							North A4	37.10	39.10	2.00	3.16	3.16
BC640–838	5804.05	5438.44	1651.11	180.00	26.00	30.00	HW2	18.00	21.00	3.00	5.48	5.48
BC655–830	5795.40	5423.20	1637.26	191.00	0.01	32.00	HW2	12.40	15.70	3.30	2.90	2.90
BC655–831	5794.93	5423.19	1637.26	165.00	0.01	45.00	HW2	10.00	12.50	2.50	1.22	1.22
							North A4	30.60	34.00	3.40	5.64	5.64
BC655–832	5794.93	5423.19	1637.26	128.00	0.01	42.00	HW2	12.90	16.50	3.60	1.45	1.45
							North A4	39.00	41.40	2.40	5.11	5.11
							HW2	29.70	34.50	4.80	1.69	1.69
BC655–833	5813.99	5446.71	1636.77	182.00	0.01	36.00	North A	0.00	0.30	0.30	5.29	5.29
							HW2	15.00	23.60	8.60	15.53	11.46
BC655–834	5828.19	5446.94	1637.35	175.00	0.01	45.00	North A	0.00	3.10	3.10	2.25	2.25
BC655–835	5845.09	5442.38	1637.26	359.00	0.01	36.00	North A	0.00	6.60	6.60	10.65	10.65
							North B2	26.50	29.00	2.50	4.21	4.21
BC655–836	5860.01	5444.21	1637.60	360.00	0.01	36.00	North B2	21.00	23.00	2.00	3.40	3.40
BC655–837	5764.92	5452.80	1637.23	1.00	0.01	18.00	North A	0.00	3.50	3.50	18.53	18.53
							North B2	8.00	11.00	3.00	5.58	5.58
BC655–839	5814.15	5450.68	1636.73	1.00	0.01	33.00	North B2	18.00	20.00	2.00	4.53	4.53
BC655–840	5827.94	5452.03	1637.10	358.00	0.01	30.00	North B2	17.52	19.75	2.22	0.05	0.05
							HW2	9.00	14.00	5.00	8.17	8.17
BC655–841	5845.21	5437.09	1637.46	179.00	0.01	45.00	North A	0.00	1.70	1.70	7.49	7.49

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-36

							North A3	41.35	43.63	2.29	0.71	0.71
							North A4	33.60	36.00	2.40	3.55	3.55
BC655–842	5859.94	5440.72	1637.62	181.00	0.01	45.00	North A	0.00	1.00	1.00	4.93	4.93
							North A3	40.00	44.50	4.50	6.27	6.27
							North A4	26.30	32.70	6.40	6.76	6.76
BC655–843	5874.89	5434.92	1638.13	182.00	0.01	39.00	North A3	28.60	30.50	1.90	5.85	5.85
							North A4	12.50	15.20	2.70	30.37	25.59
BC655–844	5874.94	5434.91	1638.13	146.00	0.01	36.00	North A3	25.30	28.00	2.70	2.09	2.09
							North A4	13.00	15.70	2.70	3.79	3.79
BC655–845	5922.29	5426.14	1638.86	14.00	0.01	45.00	North B2	32.50	35.00	2.50	2.85	2.85
							North B3	13.60	15.90	2.30	1.87	1.87
BC655–846	5875.21	5439.35	1638.12	30.00	0.01	45.00	North B2	30.80	32.51	1.71	0.51	0.51
							HW2	13.00	15.20	2.20	1.37	1.37
BC670–848	5852.90	5435.00	1619.30	180.00	0.01	18.00	North A	0.00	8.50	8.50	7.41	7.41
BC670–849	5847.90	5437.00	1619.70	360.00	0.01	9.00	North A	0.00	4.20	4.20	4.34	4.34
BC670–850	5791.40	5430.80	1619.50	180.00	0.01	9.00	North A	0.00	3.70	3.70	6.48	6.48
BC670–851	5798.10	5396.80	1620.60	335.00	0.01	15.00	HW2	6.50	9.00	2.50	1.37	1.37
BC670–852	5832.20	5415.10	1618.80	125.00	0.01	45.00	HW3	7.50	10.00	2.50	3.20	3.20
							North A3	33.80	37.51	3.71	10.44	10.44
							North A4	28.01	29.99	1.98	5.42	5.42
BC670–853	5801.30	5434.20	1618.80	180.00	0.01	12.00	North A	0.00	3.40	3.40	6.81	6.81
BC670–855	5839.70	5428.30	1619.10	180.00	0.01	10.10	HW2	7.00	8.80	1.80	3.79	3.79
BC670–856	5871.50	5429.10	1619.80	180.00	0.01	42.00	North A3	32.10	35.20	3.10	13.02	9.45
							North A4	20.80	23.00	2.20	1.75	1.75
BC670–857	5884.50	5423.60	1620.20	180.00	0.01	42.00	North A	0.00	1.40	1.40	0.71	0.71
							North A3	18.97	21.00	2.03	1.25
							North A4	7.60	9.60	2.00	2.32	2.32
BC670–858	5897.30	5416.10	1620.80	180.00	0.01	27.00	North A	0.00	0.78	0.78	0.11	0.11
							North A3	6.18	8.39	2.21	0.20	0.20
BC670–859	5914.00	5418.00	1621.00	360.00	0.01	9.00	North A	0.00	0.60	0.60	4.60	4.60
BC685–860A	5850.18	5316.71	1624.61	351.79	–48.66	240.00	North A	126.20	134.90	8.70	7.76	7.76
							North A3	73.30	75.00	1.70	4.31	4.31
							North A4	82.40	84.50	2.10	3.51	3.51
							North B2	151.51	154.60	3.10	2.28	2.28
BC685–861	5850.44	5316.49	1624.42	8.52	–59.17	220.00	North A	129.70	136.20	6.50	5.96	5.96
							North A3	87.50	89.99	2.49	4.18	4.18
							North A4	97.15	99.50	2.35	3.90	3.90
							North B	193.20	196.00	2.80	2.20	2.20
							North B2	155.40	159.00	3.60	3.16	3.16
BC685–862	5850.50	5316.43	1624.09	7.25	–68.17	260.00	North A	146.10	148.40	2.30	0.99	0.99
							North B	223.00	225.92	0.00	0.00	0.00
BC685–896	5883.38	5419.35	1606.40	165.00	0.01	24.30	North A3	16.20	18.60	2.40	1.19	1.19
							North A4	8.40	10.50	2.10	0.74	0.74
BC685–897	5888.89	5421.30	1606.40	5.00	0.01	42.00	North B2	31.50	34.20	2.70	4.25	4.25
BC685–898	5897.04	5412.26	1606.90	180.00	0.01	12.00	North A3	7.65	9.62	1.97	0.63	0.63
BC685–899	5915.09	5412.84	1607.20	360.00	0.01	45.00	North B2	36.00	40.80	4.80	4.23	4.23
							North B3	25.20	29.40	4.20	7.00	7.00
BC685–900	5933.40	5412.40	1606.30	164.00	0.01	12.00	North A	1.70	2.95	1.25	8.47	8.47
							HW2	7.70	9.60	1.90	13.99	13.99
							HW3	15.90	17.90	2.00	4.88	4.88

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-37

BC685–901	5864.20	5425.77	1606.20	180.00	0.01	24.00	North A	0.00	3.60	3.60	11.42	11.42
							HW2	13.16	15.95	2.79	0.23	0.23
							HW3	23.40	25.60	2.20	5.07	5.07
BC685–902	5850.05	5431.09	1606.15	180.00	0.01	40.80	North A	0.00	6.00	6.00	6.38	6.38
							North A4	35.61	38.00	2.39	3.85	3.85
BC685–903	5837.29	5428.44	1606.70	180.00	0.01	42.00	HW2	12.00	13.80	1.80	9.10	9.10
							HW3	24.30	27.00	2.70	3.86	3.86
							North A4	39.00	41.20	2.20	1.39	1.39
							HW2	19.10	21.20	2.10	1.66	1.66
BC685–904	5825.93	5430.46	1607.00	180.00	0.01	42.00	North A	0.00	1.40	1.40	5.69	5.69
							HW2	23.40	25.70	2.30	0.62	0.62
BC685–905	5813.30	5432.90	1607.10	180.00	0.01	42.40	North A	0.00	4.50	4.50	8.22	8.22
BC685–908	5773.21	5429.35	1608.48	360.00	0.01	33.20	North A	0.10	1.15	0.00	0.00	0.00
							North B2	8.90	13.10	4.20	3.55	3.55
BC685–909	5773.15	5429.34	1608.48	327.00	0.01	33.00	North A	3.00	5.10	2.10	1.98	1.98
							North B2	22.60	25.00	2.40	2.51	2.51
BC685–910	5930.57	5417.68	1607.30	23.00	0.01	42.00	North B2	33.80	38.80	5.00	2.56	2.56
							North B3	9.49	14.60	5.11	2.13	2.13
							HW2	4.89	8.90	4.01	0.72	0.72
BC685–923	5864.20	5425.77	1608.00	180.00	25.00	30.50	North A	0.00	2.65	2.65	2.94	2.94
							North A4	26.20	30.50	4.30	2.57	2.57
							HW2	12.24	14.84	2.60	4.35	4.35
							HW3	18.90	21.70	2.80	5.28	5.28
BC685–924	5850.05	5431.09	1608.10	180.00	25.00	30.40	North A	0.00	5.50	5.50	4.56	4.56
BC685–925	5865.71	5395.17	1606.30	194.00	0.01	21.00	North A3	5.60	7.80	2.20	4.19	4.19
BC700–913	5789.02	5338.88	1600.09	8.10	–11.70	100.00	North A	83.30	86.30	3.00	15.46	15.46
BC700–914	5789.02	5338.95	1599.82	7.64	–23.90	130.00	North A	82.70	84.90	2.20	7.20	7.20
							North B2	108.00	110.00	2.00	1.35	1.35
BC700–915	5789.04	5338.86	1599.65	8.18	–37.30	192.00	North B2	114.90	116.72	1.82	3.68	3.68
BC700–916	5789.28	5338.62	1600.11	14.90	–16.00	171.00	North A	82.00	88.00	6.00	7.76	7.76
							North B	162.52	164.83	2.31	0.42	0.42
							North B2	109.50	111.71	2.20	3.44	3.44
BC700–917A	5789.30	5338.72	1599.84	17.60	–29.70	171.00	North A	86.00	90.00	4.00	6.70	6.70
							North B2	116.04	118.10	2.06	1.96	1.96
BC700–918B	5789.30	5338.69	1599.64	17.00	–44.00	150.00	North A	96.80	101.58	4.79	6.39	6.39
							HW2	65.30	67.50	2.20	5.06	5.06
BC700–920	5789.36	5338.67	1600.00	27.00	–19.80	129.00	North A	94.20	98.20	4.00	8.73	8.73
							North B2	119.79	123.39	3.60	2.69	2.69
BC700–921	5789.46	5338.65	1599.71	27.00	–38.00	129.00	North A	97.10	101.80	4.70	6.56	6.56
							North B2	125.30	127.60	2.30	3.26	3.26
							HW2	75.07	77.93	1.63	0.69	0.69
BC700–922A	5789.60	5338.53	1599.93	34.00	–26.00	180.00	North A	98.00	102.60	4.60	11.82	11.82
							North A	105.12	108.35	3.23	6.06	6.06
							North B	172.20	174.40	2.20	3.20	3.20
							North B2	127.54	130.37	2.83	0.22	0.22
BC700–943	5884.54	5410.44	1592.50	139.00	0.01	45.00	North A3	15.50	17.50	2.00	0.88	0.88
							North A4	5.40	6.98	1.58	3.51	3.51
BC700–944	5909.26	5407.28	1593.37	355.00	0.01	45.40	North A	0.00	0.38	0.00	0.00	0.00
							North B2	38.00	43.40	5.40	4.09	4.09
BC700–945	5921.67	5408.11	1593.30	7.00	0.01	42.40	North B2	34.70	37.30	2.60	2.70	2.70

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-38

							North B3	14.80	17.40	2.60	5.52	5.52
BC700–946	5933.09	5407.17	1593.20	31.00	0.01	42.00	North B3	14.80	17.30	2.50	2.35	2.35
							HW5	11.60	15.60	4.00	5.46	5.46
							HW6	23.70	26.40	2.70	2.61	2.61
BC700–947	5934.56	5404.75	1593.40	170.00	0.01	45.40	North A2	42.00	45.40	3.40	2.70	2.70
							HW5	17.14	19.71	1.36	0.50	0.50
BC700–948	5934.56	5404.75	1593.20	133.00	0.01	45.40	North A	0.00	0.07	0.07	1.48	1.48
BC700–949	5936.77	5405.44	1593.68	112.00	0.01	42.00	North A	0.00	0.13	0.00	0.00	0.00
BC700–950	5866.73	5423.36	1592.44	360.00	0.01	33.50	North B2	27.30	30.50	3.20	3.02	3.02
							HW3	18.20	20.18	1.98	3.87	3.87
BC700–951	5858.18	5419.79	1593.41	180.00	0.01	45.30	North A	0.00	1.10	1.10	5.99	5.99
							North A3	38.14	41.08	2.94	0.15	0.15
							North A4	28.49	30.50	2.01	5.15	5.15
							HW2	16.30	19.70	3.40	4.93	4.93
BC700–952	5840.84	5428.73	1592.50	180.00	0.01	45.00	North A	0.00	4.20	4.20	3.67	3.67
							North A4	39.83	42.00	2.17	2.03	2.03
BC700–953	5817.22	5424.85	1592.90	180.00	0.01	45.60	HW2	21.70	24.50	2.80	13.79	7.84
							HW5	72.80	76.70	3.90	4.64	4.64
BC715–881	5926.16	5342.02	1576.54	20.90	–75.20	175.00	North A	113.30	117.69	4.40	12.57	12.57
							North A2	22.00	25.60	3.60	1.57	1.57
							North B2	145.10	149.00	3.90	2.85	2.85
							North B3	131.50	135.20	3.70	3.37	3.37
							HW5	46.89	49.56	2.66	0.41	0.41
BC715–882A	5926.01	5342.17	1577.16	7.54	–46.70	120.00	North A	66.90	69.00	2.10	4.24	4.24
							North A2	11.20	14.70	3.50	2.26	2.26
							North B2	100.60	103.40	2.80	1.51	1.51
							North B3	80.70	84.00	3.30	7.13	7.13
BC715–883A	5926.00	5342.13	1576.93	5.18	–56.00	130.00	North A	75.90	78.69	2.80	1.30	1.30
							North A2	13.19	16.47	3.27	1.87	1.87
							North B2	110.12	112.71	2.18	0.56	0.56
							North B3	90.00	93.14	3.14	3.08	3.08
BC715–884	5925.84	5342.10	1576.74	5.49	–63.90	141.00	North A	87.40	91.19	3.80	4.72	4.72
							North A2	16.69	19.40	2.71	2.16	2.16
							North B2	127.90	132.00	4.10	2.93	2.93
							North B3	103.90	106.64	2.74	5.30	5.30
BC715–885	5925.98	5342.00	1576.61	4.37	–71.20	162.00	North A	99.29	103.50	4.20	3.09	3.09
							North A2	19.11	23.80	4.69	1.09	1.09
							North B2	138.30	141.70	3.40	3.55	3.55
BC715–886	5925.40	5342.14	1576.99	342.00	–58.80	100.70	North A	78.10	79.29	1.19	0.66	0.66
							North A	80.00	83.00	3.00	10.13	10.13
							North A2	13.64	17.52	3.87	1.00	1.00
							North A4	73.90	76.09	2.19	7.47	7.47
							North B3	99.10	100.32	1.21	4.74	4.74
BC715–887	5925.43	5342.09	1576.76	343.00	–69.30	160.50	North A	100.60	103.70	3.10	3.29	3.29
							North A2	18.12	22.44	4.32	0.47	0.47
							North A4	90.49	93.59	3.09	2.38	2.38
							North B2	140.00	142.90	2.90	3.48	3.48
							North B3	124.00	127.10	3.10	1.39	1.39
BC715–888	5925.45	5342.01	1576.62	342.00	–78.80	188.00	North A	118.80	125.17	4.30	1.41	1.41
							North A2	24.15	27.63	3.48	0.89	0.89

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-39

							North A4	105.70	108.30	2.60	4.23	4.23
							North B2	170.39	176.80	6.40	7.60	7.60
BC715–928C	5925.00	5342.40	1575.70	10.00	–84.00	240.00	North A	136.00	140.79	4.80	4.86	4.86
							North A2	26.59	29.20	2.61	2.83	2.83
							North A4	108.24	109.44	1.21	0.13	0.13
							North B	219.00	223.10	4.10	2.04	2.04
							North B2	168.92	172.27	1.17	0.09	0.09
							HW5	46.30	48.70	2.40	7.71	7.71
							HW6	32.60	34.60	2.00	1.31	1.31
BC715–929	5925.98	5342.36	1578.38	10.90	8.22	120.00	North A	61.40	64.70	3.30	5.84	5.84
							North A2	11.18	13.72	2.53	1.44	1.44
							North B2	107.20	111.70	4.50	2.60	2.60
							North B3	79.40	84.00	4.60	10.77	7.01
							HW5	43.60	45.70	2.10	9.09	9.09
							HW6	30.90	32.90	2.00	1.98	1.98
BC715–930	5925.98	5342.28	1577.73	11.20	–11.70	111.00	North A	57.90	59.90	2.00	7.49	7.49
							North A2	10.20	12.60	2.40	2.03	2.03
							North B2	91.40	95.40	4.00	2.99	2.99
							North B3	75.40	77.90	2.50	2.76	2.76
							HW5	39.60	43.30	3.70	4.15	4.15
BC715–931	5925.00	5342.40	1575.70	12.00	–30.00	111.00	North A	61.00	62.90	1.90	2.40	2.40
							North A2	9.57	12.46	2.89	1.81	1.81
							North B2	93.70	95.60	1.90	2.54	2.54
							North B3	79.20	81.70	2.50	4.19	4.19
							HW5	52.00	54.00	2.00	9.56	9.56
BC715–932	5925.00	5342.40	1575.70	28.00	–59.00	165.00	North A	71.20	76.50	5.30	5.70	5.70
							North A2	14.00	17.59	3.59	1.09	1.09
							North B2	118.50	121.30	2.80	2.29	2.29
							North B3	105.20	107.80	2.60	4.52	4.52
BC715–954	5930.00	5397.90	1576.50	149.00	0.01	45.00	HW5	12.50	15.00	2.50	11.47	11.47
							HW6	29.30	31.74	2.44	3.57	3.57
BC715–955	5930.00	5397.90	1576.50	169.00	0.01	45.00	HW5	9.40	11.40	2.00	2.47	2.47
							HW6	25.00	27.20	2.20	3.37	3.37
BC715–956	5930.04	5401.70	1576.48	360.00	0.01	45.00	North B2	37.00	39.00	2.00	2.18	2.18
							North B3	17.30	22.90	5.60	7.90	7.90
BC715–957	5916.70	5402.10	1576.50	358.00	0.01	45.30	North B2	37.80	39.70	1.90	1.26	1.26
							North B3	25.10	28.20	3.10	8.62	8.62
BC715–958	5888.50	5406.10	1576.50	148.00	0.01	45.00	North A3	13.40	15.50	2.10	0.95	0.95
							North A4	4.95	7.07	2.12	0.59	0.59
BC715–959	5860.70	5413.40	1576.48	180.00	0.01	45.00	North A	0.00	1.50	1.50	3.04	3.04
							North A3	36.00	38.00	2.00	5.76	5.76
							North A4	27.40	29.50	2.10	9.47	9.47
							HW2	17.70	21.00	3.30	6.70	6.70
BC715–960	5833.90	5421.60	1576.28	180.00	0.01	45.00	North A	0.00	3.60	3.60	3.05	3.05
							North A4	44.17	45.00	0.83	0.09	0.09
BC715–961	5812.80	5423.60	1577.30	360.00	0.01	45.20	North B2	20.70	22.80	2.10	0.96	0.96
BC715–962	5787.20	5416.30	1577.30	300.00	0.01	45.00	North A	7.60	11.30	3.70	6.94	6.94
BC715–979	5930.00	5397.90	1576.50	138.00	25.00	29.00	HW5	11.60	14.00	2.40	15.96	15.96
							HW6	27.72	29.00	1.28	0.47	0.47
BC730–1010	5890.48	5402.72	1559.70	162.00	0.01	25.00	North A3	13.30	15.30	2.00	2.43	2.43
Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-40

							North A4	6.00	9.50	3.50	2.91	2.91
BC730–1011	5922.03	5399.88	1560.71	360.00	0.01	45.00	North B2	32.70	34.90	2.20	2.91	2.91
							North B3	10.20	20.50	10.30	4.46	4.46
BC730–1012	5926.54	5395.38	1560.74	171.00	0.01	27.10	HW5	11.27	14.05	0.00	0.00	0.00
							North B2	34.20	35.80	1.60	2.07	2.07
BC730–1013	5900.01	5405.06	1560.35	360.00	0.01	45.60	North B3	19.60	21.90	2.30	4.03	4.03
BC730–1014	5956.73	5404.47	1561.17	35.00	0.01	45.00	North B3	14.82	17.46	2.64	0.99	0.99
BC730–1015	5941.92	5397.31	1561.40	170.00	0.01	36.40	HW5	21.20	23.50	2.30	5.58	5.58
							HW6	26.80	34.00	7.20	3.47	3.47
BC730–1016	5956.86	5401.27	1561.20	135.00	0.01	45.00	North A	0.00	2.29	2.29	0.02	0.02
BC730–1017	5864.46	5407.77	1560.43	180.00	0.01	45.00	North A3	34.20	36.98	2.78	0.02	0.02
							North A4	25.60	28.00	2.40	2.56	2.56
BC730–1018	5845.10	5413.40	1560.62	180.00	0.01	35.00	HW2	12.00	13.80	1.80	13.81	12.56
BC730–1019	5861.42	5413.62	1560.63	360.00	0.01	36.00	North B2	27.70	30.40	2.70	5.03	5.03
BC730–1020	5820.36	5421.51	1561.55	360.00	0.01	30.10	North B2	17.70	19.82	2.12	2.00	2.00
BC730–1021	5825.79	5415.64	1561.40	180.00	0.01	15.30	North A	0.00	0.50	0.50	5.89	5.89
BC730–1022	5797.62	5416.21	1561.15	313.00	0.01	40.30	North B2	17.28	18.90	1.62	2.31	2.31
							HW6	31.30	40.70	9.40	3.33	3.33
BC730–1023A	5955.86	5400.94	1561.98	180.40	0.27	75.00	North A	0.00	0.50	0.50	0.26	0.26
							North A2	56.20	58.50	2.30	4.90	4.90
							HW6	45.60	48.40	2.80	2.33	2.33
BC730–1024	5955.84	5400.90	1561.64	175.21	–16.02	87.00	North A	0.00	0.65	0.65	0.06	0.06
							North A2	61.50	66.20	4.70	3.45	3.45
							HW6	52.60	55.86	3.26	0.01	0.01
BC730–1025	5955.83	5400.82	1561.16	175.03	–29.18	102.00	North A	0.00	0.88	0.88	1.07	1.07
							North A2	77.40	80.90	3.50	8.55	8.55
							HW6	30.50	37.60	7.10	4.05	4.05
BC730–1026	5955.88	5400.94	1562.50	178.45	15.52	66.00	North A	0.00	0.32	0.32	0.01	0.01
							North A2	52.50	55.40	2.90	7.57	7.57
							HW6	34.00	37.00	3.00	6.32	6.32
BC730–1027	5955.88	5401.09	1563.12	176.68	28.51	66.00	North A	0.00	0.27	0.27	0.02	0.02
							North A2	53.00	55.40	2.40	4.93	4.93
BC730–1028	5956.49	5401.17	1561.98	154.29	0.57	102.00	North A	0.00	0.83	0.83	0.01	0.01
							North A2	66.30	73.90	7.60	10.10	6.90
BC730–1029	5956.49	5401.17	1561.70	154.20	–11.85	102.00	North A	0.00	1.07	1.07	0.03	0.03
							North A2	75.20	83.30	8.10	3.44	3.44
BC730–1030	5956.57	5401.18	1562.43	151.26	11.50	90.00	North A	0.00	0.67	0.67	0.01	0.01
							North A2	66.00	71.60	5.60	4.30	4.30
BC730–873A	5850.00	5342.54	1571.00	20.00	–20.00	90.00	North A	66.70	69.80	3.10	9.22	9.22
							North A3	26.80	29.20	2.40	6.27	6.27
							North A3	29.21	31.12	1.79	0.10	0.10
							North A4	40.70	42.85	2.15	2.26	2.26
BC730–874A	5850.00	5342.50	1571.00	24.00	–37.00	147.00	North A	69.90	76.60	6.70	6.92	6.92
							North A3	31.20	33.90	2.70	5.40	5.40
							North A4	45.01	47.50	2.49	3.00	3.00
							North B	132.00	137.60	5.60	4.11	4.11
							North B2	102.80	105.00	2.20	1.10	1.10
BC730–875A	5850.00	5342.52	1571.00	37.00	–36.00	162.00	North A	81.70	84.40	2.70	4.60	4.60
							North A3	43.40	46.40	3.00	6.09	6.09
							North A4	59.99	63.00	3.01	5.23	5.23

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-41

							North B2	111.50	113.50	2.00	3.46	3.46
							North B3	98.50	100.92	2.42	1.00	1.00
BC730–876A	5820.39	5291.41	1567.43	32.80	–39.60	150.00	North A	134.00	136.00	2.00	5.20	5.20
							North A4	101.59	104.39	2.80	3.82	3.82
BC730–878	5850.00	5342.50	1571.00	347.00	–40.00	141.00	North A	74.10	79.50	5.40	6.15	6.15
							North B2	93.10	95.40	2.30	5.52	5.52
BC730–879	5850.00	5342.50	1571.00	347.00	–52.00	132.00	North A	73.70	78.00	4.30	5.94	5.94
							North B2	99.10	101.60	2.50	1.04	1.04
BC730–890A	5850.00	5342.50	1571.00	48.00	–39.00	132.00	North A	88.10	90.30	2.20	4.92	4.92
							North A3	57.00	59.50	2.50	1.74	1.74
							North A4	69.43	72.07	0.00	0.00	0.00
							North B2	127.80	130.40	2.60	3.17	3.17
							North B3	106.78	110.04	3.27	0.04	0.04
BC730–891	5820.78	5291.19	1567.22	40.00	–40.80	180.00	North A	136.72	140.36	0.00	0.00	0.00
							North A3	103.87	106.68	2.81	3.49	3.49
							North A4	114.79	117.61	1.71	2.31	2.31
							North B2	164.30	167.70	3.40	5.34	5.34
BC730–927C	5850.00	5342.50	1571.00	30.00	–50.00	165.00	North A	73.00	81.40	8.40	6.53	6.53
							North A3	36.00	39.39	3.40	5.81	5.81
							North A4	50.70	52.99	2.30	5.02	5.02
							North B	144.90	148.50	3.60	2.53	2.53
							North B2	106.10	113.40	7.30	5.28	5.28
BC730–934	5850.00	5342.50	1571.00	37.00	–15.00	150.00	North A	76.80	78.80	2.00	11.74	11.74
							North A3	40.80	43.70	2.90	5.10	5.10
							North A4	53.50	56.50	3.00	0.90	0.90
							North B2	108.60	111.30	2.70	1.54	1.54
							North B3	95.90	98.90	3.00	1.50	1.50
BC730–935	5850.00	5342.54	1571.00	15.00	–30.00	111.00	North A	68.00	72.20	4.20	12.76	12.76
							North A3	26.00	28.30	2.30	2.10	2.10
							North A4	38.00	39.80	1.80	0.79	0.79
							North B2	96.00	99.80	3.80	3.96	3.96
BC745–1031	5856.98	5407.17	1545.70	180.00	0.01	40.20	North A	0.00	4.70	4.70	5.93	5.93
							North A4	34.73	37.00	2.27	0.16	0.16
BC745–1032	5840.07	5409.09	1545.40	180.00	0.01	45.00	North A	0.00	3.10	3.10	11.95	11.95
BC745–1033	5831.08	5413.57	1545.80	360.00	0.01	35.00	North A	0.00	3.50	3.50	8.62	8.62
							North B2	21.20	23.70	2.50	3.31	3.31
BC745–1034	5861.47	5410.48	1545.00	360.00	0.01	36.00	North A	0.00	0.50	0.50	4.61	4.61
							North B2	26.10	28.40	2.30	1.95	1.95
BC745–1036	5815.31	5413.42	1545.70	331.00	0.01	45.00	North B2	26.40	28.77	2.37	15.77	7.35
BC745–1037	5892.63	5399.19	1544.33	164.00	0.01	19.00	North A3	16.67	18.66	0.00	0.00	0.00
							North A4	11.30	13.40	2.10	0.10	0.10
BC745–1038	5900.35	5403.59	1544.79	360.00	0.01	45.40	North B2	31.80	33.80	2.00	6.64	6.64
							North B3	14.20	18.20	4.00	4.54	4.54
BC745–1039	5927.47	5396.46	1545.98	348.00	0.01	45.00	North B2	33.35	39.52	5.65	0.16	0.16
							North B3	13.10	19.13	6.03	4.50	4.50
BC745–1040	5945.40	5393.75	1546.68	190.00	0.01	45.00	HW5	21.19	23.88	2.69	1.55	1.55
							HW6	30.00	33.30	3.30	3.05	3.05
BC745–1041	5962.06	5397.11	1546.93	9.00	0.01	44.60	North B2	36.00	38.30	2.30	3.31	3.31
							North B3	16.10	18.30	2.20	3.97	3.97
BC745–1043	5909.14	5392.33	1545.55	180.00	0.01	22.00	North A4	2.00	4.20	2.20	3.88	3.88

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-42

BC745–1053	5882.26	5354.85	1544.30	316.00	0.01	33.00	North A3	18.00	20.90	2.90	1.33	1.33
							North A4	26.41	29.29	2.88	0.83	0.83
BC745–1054	5882.30	5355.00	1544.50	316.00	20.00	27.00	North A3	21.30	24.80	3.50	1.25	1.25
BC745–880	5891.40	5331.53	1544.41	2.54	–43.00	150.00	North A	70.70	73.90	3.20	7.31	7.31
							North A3	45.90	47.80	1.90	2.44	2.44
							North A4	53.00	55.10	2.10	0.72	0.72
							North B	134.85	137.20	2.35	1.77	1.77
							North B2	92.10	95.40	3.30	5.91	5.91
BC745–889	5892.05	5331.02	1543.97	20.00	–65.40	165.00	North A	96.49	106.79	10.30	5.94	5.94
							North A4	66.76	70.40	0.00	0.00	0.00
							North B2	126.90	129.50	2.60	3.43	3.43
							North B3	118.82	121.79	2.97	3.02	3.02
BC745–893	5891.53	5331.23	1543.75	13.40	–63.60	150.00	North A	84.30	94.80	10.50	10.36	10.36
							North A3	59.99	61.00	1.00	0.64	0.64
							North A4	61.00	65.10	4.10	2.32	2.32
							North B2	117.90	120.30	2.40	2.03	2.03
BC745–894	5891.77	5330.97	1543.80	9.73	–70.80	150.00	North A	110.48	119.99	9.51	5.10	5.10
							North A4	79.49	82.30	2.81	0.86	0.86
							North B2	140.93	144.09	0.00	0.00	0.00
BC745–936	5891.26	5331.16	1544.00	350.00	–73.50	141.00	North A	111.10	114.70	3.60	3.77	3.77
							North A3	73.47	76.80	3.33	1.15	1.15
							North A4	76.80	82.90	6.10	3.60	3.60
BC745–937	5891.27	5331.34	1544.05	354.00	–61.00	140.20	North A	83.00	85.90	2.90	42.82	9.99
							North A3	53.90	56.20	2.30	9.58	9.58
							North A4	64.60	68.50	3.90	5.33	5.33
							North B2	109.30	112.00	2.70	2.53	2.53
BC745–938	5891.04	5331.40	1544.01	332.00	–64.00	150.00	North A	93.00	96.60	3.60	4.65	4.65
							North A3	57.20	60.00	2.80	0.79	0.79
							North A4	71.30	78.89	7.59	11.00	7.16
							North B2	132.70	136.00	3.30	2.98	2.98
BC745–939B	5892.02	5330.86	1544.04	28.00	–79.00	198.90	North A	120.10	138.60	18.50	12.68	12.68
							North A4	83.68	86.79	0.00	0.00	0.00
							North B2	151.20	156.96	0.00	0.00	0.00
BC760–1061	5810.20	5407.20	1529.30	345.00	0.01	21.00	North A	0.00	1.93	1.93	1.42	1.42
BC760–1063	5850.30	5415.70	1529.30	6.00	0.01	20.00	North B2	15.69	17.80	2.11	1.61	1.61
BC760–1064	5858.20	5395.60	1529.10	185.00	0.01	45.00	North A	0.00	1.90	1.90	2.53	2.53
							North A4	30.86	32.98	2.11	0.17	0.17
BC760–1065	5873.50	5401.30	1528.80	7.00	0.01	40.00	North B2	25.90	33.70	7.80	5.18	5.18
BC760–933B	5840.47	5314.08	1538.50	0.30	–75.50	201.00	North A	173.19	178.59	5.40	2.99	2.99
BC760–940	5840.32	5314.22	1538.31	0.36	–66.80	181.00	North A	124.20	127.00	2.80	4.43	4.43
BC760–941	5840.47	5314.06	1538.80	16.80	–59.70	210.00	North A	100.50	103.10	2.60	2.86	2.86
							North B	182.10	184.39	2.30	1.71	1.71
							North B2	135.03	137.38	0.38	0.00	0.00

Technical Report, Bell Creek Mine, 27 March 2015	Appendix A-43

APPENDIX B

STATISTICAL ANALYSIS OF BELL CREEK MINE ASSAY DATA

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-1

Statistical Analysis of Bell Creek Mine QA/QC Assay Data:
For the period - November 2nd, 2012 to December 17th, 2014

1.0	Introduction

This memo describes a review of Lake Shore Gold’s blind quality assurance/quality control (QA/QC) program for underground diamond drilling from the Bell Creek deposit for the period since the last NI 43- 101 technical report inclusive from November 2nd, 2012 to December 17th, 2014. This QA/QC program consists of inserting three different types of QC materials into the stream of core samples collected during the drilling programme. The QC types include certified reference material (CRM) or standards, samples of “barren” diabase or blanks and coarse duplicates.

During that time period, a total of 27,490 drill core samples were sent to three different analytical labs, with 42.5%, 36.6%, and 20.9% going to Activation Laboratories (ActLabs), Bell Creek Laboratory, and Accurassay Laboratories respectively. Activation Laboratories is certified under the ISO 9001 standard, and gained 17025 CAN-P-4E accreditation in early 2014. The Bell Creek Laboratory, a Lake Shore Gold operated mine assay lab has, since September 2012 successfully completed the Proficiency Testing Program for Mineral Analysis Laboratories (PTP-MAL), run by the Canadian Certified Reference Materials Project (CCRMP) of Natural Resources Canada (NRCan). Lake Shore Gold discontinued the use of Accurassay Laboratories, also an accredited lab, in May 2013. Table 1.1 summarizes the number of samples sent to the various labs and the number of QA/QC samples used.

Table 1.1: Bell Creek Samples – November 2nd, 2012 to December 17th, 2014
Laboratory	Drill Core Samples	Standards	Blanks	Coarse Duplicates	Total QA/QC Samples	Total Samples Sent (Core + QA/QC)
Accurassay Laboratories	5512	236	239	235	710	6222
Activation Laboratories	11912	219	266	227	712	12624
Bell Creek Laboratory	10066	266	286	254	806	10872
ALL LABS	27490	721	791	716	2228	29718

2.0	Certified Reference Materials - Standards

From November 2nd, 2012 to December 17th, 2014, 721 CRM samples or standards were sent to assay laboratories for analysis.
Results from a variety of standards from the three labs have been separated and analyzed for the Bell Creek Mine project. The labs used in the time period from November 2nd, 2012 to December 17th, 2014 were as follows: Accurassay Laboratories, Activation Laboratories Ltd., and Bell Creek Laboratory. Summary statistics of standard results have are shown below. Each table lists the following:

➢	Target value of standard
➢	Standard deviation of CRM samples
➢	The minimum / maximum gates of the standard ( +/- 3 standard deviations)
➢	The number of results for the standard (Nb)
➢	The mean / average result (Average)
➢	% relative difference between the mean result and the target (%Diff)
➢	The number of results below and above the certified value or target (Nb below and Nb above)
➢	The number of results outside the Min/Max gates of the standard (Nb Fail)
➢	Percentage of results below and above the target (PBelow and PAbove)
➢	Percentage of results outside the Min/Max gates of the standard (Poutside)

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-2

There were four plausible mislabels (data entry error) of standard O-15d removed from the Accurassay statistics.

ActLabs performed the best for the analysis of standards, having a failure rate of 2.28%, with a total amount of standard being 219, which is the smallest sample size. Bell Creek Lab performed the second best for the standards, having a failure rate of 4.14%, out of 266 samples (the largest sample size). The precision of both ActLabs and Bell Creek Lab are acceptable, according to their failure rates. Accurassay performed the worst of the three labs, having a failure rate of 9.48% out of 232 samples, displaying poor precision. This led to the decision to discontinue use of the lab in May 2013.

In terms of accuracy, all three labs performed well, with average relative differences of 0.22%, -0.05%, and -0.87% for Accurassay, ActLabs, and Bell Creek Lab respectively.

Accurassay Laboratories had an overall good relative difference (0.22%), however most of the individual standards are coming in below the target (62.72%), which could mean that Accurassay could be underestimating the grade. Some of the standards had a small sample size, which may affect the statistics. It is recommended to use standards with more than 20 results to get a more representative statistical analysis.

ActLabs had the best overall relative difference (-0.05%) . The proportions of results below/above the target are relatively close, at 55.25% and 44.75% respectively.

Bell Creek Lab also had a good overall relative difference (-0.87%) . The proportion of results below/above the target is also acceptable, 56.20% and 43.80% respectively.

See Tables 2.1 to 2.3 for detailed statistics and Figs. 2.1 to 2.3 for detailed plots for each laboratory.

3.0	Blanks

Results from blanks have also been separated by lab, but in this analysis the percentage of results above a given failure limit is determined. Traditionally in the industry, the cut-off limit is five times the detection limit (0.025 g/t Au). This is in fact quite low; therefore Lake Shore Gold uses a more practical cut-off limit of 0.1 g/t Au. A total of 791 blanks were sent to the various labs.

ActLabs performed the best for blanks. There were 266 blanks sent to ActLabs during the time period, in which none of them failed.

Bell Creek Lab performed second best for the blanks. There were 286 blanks sent, of which two of them failed, giving a failure rate of 0.70% .

Accurassay also performed well for the blanks, having a failure rate of 1.26% . See Table 3.1 below and Figs 3.1 to 3.3 for a breakdown of the blank statistics.

Table 3.1: Blank Statistics for Each Laboratory Used
Laboratory	Total Blanks	Number > 0.1	% > 0.1
Accurassay Laboratories	239	3	1.26
Activation Laboratories	266	0	0.00
Bell Creek Laboratory	286	2	0.70
ALL	791	5	0.63

4.0	Coarse Duplicates

Coarse duplicates are assays from a new pulp taken from the crushed and ground (but not pulverized) reject of the original sample. There is more variability in the results of coarse duplicates than those of lab or pulp duplicates. A total of 716 coarse duplicates were sent to the various labs, with detailed statistics shown below in Tables 4.1 to 4.3.

ActLabs had the lowest relative difference between means (1.13%), with a correlation coefficient (R) of 0.9941. This indicates a very strong linear relationship between the pairs. A total of 227 coarse duplicate pairs were sent to ActLabs during the time period.

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-3

The second best performer for coarse duplicate pairs was Bell Creek Lab. A total of 254 pairs were sent, with a relative difference of -2.65% between means. The correlation coefficient for the pairs was 0.9954, which indicates a very strong linear relationship between the pairs.

Accurassay performed the poorest of all labs for coarse duplicates. Out of 234 pairs, there is a relative difference between means of -7.98% . The correlation coefficient for the pairs is 0.8840, which indicates a strong linear relationship, but is not as acceptable as the other two labs.

See Table 4.1 to 4.3 for detailed statistics and Fig. 4.1 to 4.3 for detailed log-normal plots for each lab.

5.0	Check Assays

Lake Shore Gold has performed four rounds of check assay programs where 5% or 10% of original assay pulps from sampling during the period of November 2nd, 2012 to December 17th, 2014 were sent to another laboratory for analysis. The check assay laboratory used for all programs was SGS Canada Inc, an ISO 9001 certified lab. See Table 5.1 below for the number of samples sent to each laboratory within each check assay program period. Statistics were compiled for all samples during the entire time period from the last 43-101 to the current effective date. Ten percent, (instead of the usual 5%) of the pulps from Bell Creek Lab were used for the most recent check assay program, covering June 1st to August 31st, 2014, an extra check as it is the company’s internal mine assay lab.

The same statistics were compiled for the check assays as the coarse duplicates. In this case, results from analysis of a second cut from the same pulp are compared. These analysis are completed at a different lab.

Table 5.1: Total Bell Creek Samples used for each check assay program.
October 1, 2012 to July 31, 2013
Laboratory	# Samples	# Checks
Accurassay Laboratories	6886	318
ActLabs	847	57
Bell Creek Lab	1763	75
August 1, 2013 to October 31, 2013
Laboratory	# Samples	# Checks
ActLabs	1168	53
November 1, 2013 to May 31, 2014
Laboratory	# Samples	# Checks
ActLabs	2748	133
Bell Creek	4030	190
June 1, 2014 to August 31, 2014
Laboratory	# Samples	# Checks
ActLabs	3419	194
Bell Creek (10% of these were used)	1790	193

5.1	Accurassay Laboratories vs. SGS Canada Inc.

A total of 318 Accurassay Laboratories pulps were sent for check assay to SGS Canada Inc.

The original Accurassay assay values range from 0.0025 g/t Au to 9.698 g/t Au, and have a mean of 1.018 g/t Au. The check SGS values range from 0.0025 g/t Au to 16.040 g/t Au, and have a mean of 1.080. The relative difference between means is 5.93%, indicating that the SGS pulps tend to come back slightly higher than the original Accurassay values. The correlation coefficient (R) of the pairs is 0.9463, which represents a strongly linear correlation.

See Table 5.1 for detailed statistics and Fig. 5.1 for detailed log-normal plot.

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-4

5.2	Activation Laboratories vs. SGS Canada Inc.

A total of 437 ActLabs pulps were sent for check assay to SGS Canada Inc.

The original ActLabs values range from 0.0025 g/t Au to 42.500 g/t Au, and have a mean of 2.054 g/t Au. The check SGS values range from 0.0025 g/t Au to 42.810 g/t Au, and have a mean of 2.037 g/t Au. The relative difference between means is -0.80% . The correlation coefficient is 0.9926, which indicates a very strong linear relationship between the sets.

See Table 5.2 for detailed statistics and Fig. 5.2 for detailed log-normal plot.

5.3	Bell Creek Laboratory vs. SGS Canada Inc.

A total of 458 Bell Creek Lab pulps were sent for check assay to SGS Canada Inc.

The original Bell Creek Lab values range from 0.0025 g/t Au to 16.697 g/t Au, and have a mean of 1.728 g/t Au. The check SGS values range from 0.0025 g/t Au to 19.770 g/t Au, and have a mean of 1.695 g/t Au. There relative difference between means is -1.90% . The correlation coefficient is 0.9598, which indicates a very strong linear relationship.

See Table 5.3 for detailed statistics and Fig. 5.3 for detailed log-normal plot.

6.0	Analytical Lab Internal Standards, Blanks, and Duplicates

No analysis has been completed for this report on the main three analytical labs’ internal QA/QC samples (standards, blanks, or duplicates). This data is routinely reviewed by the drill program QP and database administrator when assay results are received from the respective labs and prior to importation into the database.

7.0	Conclusions

Drill core samples from underground drill holes that were added to the Bell Creek drill database between November 2nd, 2012 and December 17th, 2014 were sent to three analytical labs.

No critical issues were identified for Actlabs or Bell Creek lab that would lead Lake Shore Gold to believe that there is a concern with the analytical results.

Some issues identified with Accurassay (high failure rate for standards and poor coarse duplicate results) resulted in a decision not to use the lab from May 2013 onward.

8.0	Relevant Web Links

Accurassay Laboratories: http://www.accurassay.com/

Activation Laboratories: http://www.actlabs.com/

CAN-P-4E - ISO/IEC 17025: https://www.scc.ca/en/about-scc/publications/criteria-and-procedures/can- p-4e-general-requirements-competence-testing-and

PTP-MAL: http://www.nrcan.gc.ca/mining-materials/certified-reference-materials/proficiency-testing- program/7829

CCRMP: http://www.nrcan.gc.ca/mining-materials/certified-reference-materials/7827

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-5

Tables 2.1 to 2.3:     Standard Performance at Each Laboratory

Table 2.1: Standard Statistics for Bell Creek Mine Drilling Program at Accurassay Laboratories
Standard	Target	Std Dev	3Std Dev Min	3Std Dev Max	Nb	Average	%Diff	Nb below	Nb above	Nb Fail	Pbelow	Pabove	Poutside
	Au (g/t)	Au (g/t)	Au (g/t)	Au (g/t)		Au (g/t)%		Target	Target		%	%	%
O–503	0.687	0.024	0.615	0.759	5	0.690	0.466	2	3	0	40.00	60.00	0.00
O–203	0.871	0.03	0.781	0.961	1	0.922	5.855	0	1	0	0.00	100.00	0.00
O–2Pd	0.885	0.029	0.797	0.973	84	0.841	–5.028	65	19	13	77.38	22.62	15.48
O–15h	1.019	0.025	0.945	1.093	14	1.020	0.098	8	6	0	57.14	42.86	0.00
O–15d	1.559	0.042	1.433	1.685	91	1.547	–0.770	49.5	41.5	9	54.40	45.60	9.89
O–16b	2.210	0.07	1.99	2.43	17	2.134	–3.439	13	4	0	76.47	23.53	0.00
O–67a	2.238	0.096	1.95	2.526	3	2.200	–1.698	3	0	0	100.00	0.00	0.00
O–18c	3.520	0.106	3.2	3.84	15	3.488	–0.909	5	10	0	33.33	66.67	0.00
O–10c	6.600	0.16	6.11	7.08	2	6.791	2.886	0	2	0	0.00	100.00	0.00
ALL	2.177				232	2.181	0.221	145.5	86.5	22	62.72	37.28	9.48

Table 2.2: Standard Statistics for Bell Creek Mine Drilling Program at Activation Laboratories
Standard	Target	Std Dev	3Std Dev Min	3Std Dev Max	Nb	Average	%Diff	Nb below	Nb above	Nb Fail	Pbelow	Pabove	Poutside
	Au (g/t)	Au (g/t)	Au (g/t)	Au (g/t)		Au (g/t)%		Target	Target		%	%	%
O–502	0.491	0.02	0.431	0.551	27	0.476	–3.055	23	4	0	85.19	14.81	0.00
O–202	0.752	0.026	0.675	0.83	24	0.715	–4.981	19	5	3	79.17	20.83	12.50
O–205	1.244	0.053	1.085	1.402	6	1.150	–7.556	6	0	0	100.00	0.00	0.00
O–16a	1.810	0.06	1.62	1.99	72	1.807	–0.166	34.5	37.5	0	47.92	52.08	0.00
O–207	3.472	0.13	3.082	3.862	56	3.500	0.806	25	31	0	44.64	55.36	0.00
O–18c	3.520	0.106	3.2	3.84	1	3.540	0.568	0	1	0	0.00	100.00	0.00
O–19a	5.490	0.1	5.19	5.79	29	5.540	0.911	13.5	15.5	2	46.55	53.45	6.90
O–62c	8.790	0.21	8.16	9.42	4	8.830	0.455	0	4	0	0.00	100.00	0.00
ALL	3.196				219	3.195	–0.045	121	98	5	55.25	44.75	2.28

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-6

Table 2.3: Standard Statistics for Bell Creek Mine Drilling Program at Bell Creek Laboratory
Standard	Target	Std Dev	3Std Dev Min	3Std Dev Max	Nb	Average	% Diff	Nb below	Nb above	Nb Fail	Pbelow	Pabove	Poutside
	Au (g/t)	Au (g/t)	Au (g/t)	Au (g/t)		Au (g/t)%		Target	Target		%	%	%
O–502	0.491	0.02	0.431	0.551	37	0.488	–0.713	22	15	0	59.46	40.54	0.00
O–503	0.687	0.024	0.615	0.759	5	0.702	2.213	2	3	0	40.00	60.00	0.00
O–202	0.752	0.026	0.675	0.83	29	0.752	–0.047	13.5	15.5	1	46.55	53.45	3.45
O–2Pd	0.885	0.029	0.797	0.973	9	0.798	–9.880	6	3	4	66.67	33.33	44.44
O–205	1.244	0.053	1.085	1.402	2	1.171	–5.868	2	0	0	100.00	0.00	0.00
O–15d	1.559	0.042	1.433	1.685	17	1.547	–0.776	8	9	1	47.06	52.94	5.88
O–16a	1.810	0.06	1.62	1.99	73	1.780	–1.657	49	24	1	67.12	32.88	1.37
O–16b	2.210	0.07	1.99	2.43	8	2.190	–0.905	4	4	0	50.00	50.00	0.00
O–207	3.472	0.13	3.082	3.862	35	3.494	0.630	7	28	0	20.00	80.00	0.00
O–18c	3.520	0.106	3.2	3.84	9	3.537	0.474	3	6	0	33.33	66.67	0.00
O–19a	5.490	0.1	5.19	5.79	26	5.421	–1.257	20	6	3	76.92	23.08	11.54
O–10c	6.600	0.16	6.11	7.08	3	6.588	–0.182	2	1	0	66.67	33.33	0.00
O–62c	8.790	0.21	8.16	9.42	13	8.716	–0.842	11	2	1	84.62	15.38	7.69
ALL	2.885				266	2.860	–0.873	149.5	116.5	11	56.20	43.80	4.14

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-7

Tables 4.1 to 4.3:     Statistics of Coarse Duplicate Results for Each Laboratory

Table 4.1: Statistics of Accurassay Laboratories Coarse Duplicate Results
Stats	Original Accurassay Value	Coarse Duplicate Accurassay Value
	Au (g/t)	Au (g/t)
Number of Samples	234	234
Mean	0.8928	0.8243
Maximum Value	62.4650	26.1060
Minimum Value	0.0025	0.0025
Median	0.02	0.02
Variance	18.99	5.96
Standard Deviation	4.36	2.44
Coefficient of Variation	4.88	2.96
Correlation Coefficient (R)	0.8840
Coefficient of Determination (R2 )	0.7815
Percent Difference between Means	–7.9780

Table 4.2: Statistics of ActLabs Coarse Duplicate Results
Stats	Original ActLabs Value	Coarse Duplicate ActLabs Value
	Au (g/t)	Au (g/t)
Number of Samples	227	227
Mean	2.0286	2.0516
Maximum Value	58.3000	56.0000
Minimum Value	0.0025	0.0025
Median	0.16	0.16
Variance	30.74	31.17
Standard Deviation	5.54	5.58
Coefficient of Variation	2.73	2.72
Correlation Coefficient (R)	0.9941
Coefficient of Determination (R2 )	0.9883
Percent Difference between Means	1.1249

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-8

Table 4.3: Statistics of Bell Creek Laboratory Coarse Duplicate Results
Stats	Original BCL Value	Coarse Duplicate BCL Value
	Au (g/t)	Au (g/t)
Number of Samples	254	254
Mean	1.3977	1.3612
Maximum Value	52.6330	53.6130
Minimum Value	0.0025	0.0025
Median	0.10	0.10
Variance	16.61	16.79
Standard Deviation	4.08	4.10
Coefficient of Variation	2.92	3.01
Correlation Coefficient (R)	0.9954
Coefficient of Determination (R2 )	0.9909
Percent Difference between Means	–2.6458

Tables 5.2 to 5.4:     Statistics of Check Assay Programs from October 1st, 2012 to August 31st, 2014

Table 5.2: Statistics of Accurassay vs SGS Check Assay Results
Stats	Original Accurassay Value	Check SGS Value
	Au (g/t)	Au (g/t)
Number of Samples	318	318
Mean	1.0182	1.0804
Maximum Value	9.6980	16.0400
Minimum Value	0.0025	0.0025
Median	0.11	0.12
Variance	3.46	4.36
Standard Deviation	1.86	2.09
Coefficient of Variation	1.83	1.93
Correlation Coefficient (R)	0.9463
Coefficient of Determination (R2 )	0.8955
Percent Difference between Means	5.9274

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-9

Table 5.3: Statistics of ActLabs vs SGS Check Assay Results
Stats	Original ActLabs Value	Check SGS Value
	Au (g/t)	Au (g/t)
Number of Samples	437	437
Mean	2.0535	2.0371
Maximum Value	42.5000	42.8100
Minimum Value	0.0025	0.0025
Median	0.36	0.34
Variance	15.97	15.59
Standard Deviation	4.00	3.95
Coefficient of Variation	1.95	1.94
Correlation Coefficient (R)	0.9926
Coefficient of Determination (R2 )	0.9853
Percent Difference between Means	–0.8030

Table 5.4: Statistics of Bell Creek Lab vs SGS Check Assay Results
Stats	Original Bell Creek Lab Value	Check SGS Value
	Au (g/t)	Au (g/t)
Number of Samples	458	458
Mean	1.7278	1.6952
Maximum Value	16.6970	19.7700
Minimum Value	0.0025	0.0025
Median	0.36	0.37
Variance	8.54	8.33
Standard Deviation	2.92	2.89
Coefficient of Variation	1.69	1.70
Correlation Coefficient (R)	0.9598
Coefficient of Determination (R2 )	0.9212
Percent Difference between Means	–1.9013

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-10

Fig. 2.1: Bell Creek Mine Standard Performance - November 2nd, 2012 to December 17th, 2014
Accurassay Laboratories
Au (g/t)
0
1
2
3
4
5
6
7
8
18/10/2012
07/12/2012
26/01/2013
17/03/2013
06/05/2013
25/06/2013
Certificate Date (dd/mm/yyyy)
O-503
O-203
O-2Pd
O-15h
O-15d
O-16b
O-67a
O-18c
O-10c

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-11

Fig. 2.2: Bell Creek Mine Standard Performance - November 2nd, 2012 to December 17th, 2014 Activation Laboratories

10
9
8
7
6
5
4
3
2
1
0
Au (g/t)
22/11/2013
11/01/2014
02/03/2014
21/04/2014
10/06/2014
30/07/2014
18/09/2014
07/11/2014
27/12/2014
15/02/2015
Certificate Date (dd/mm/yyyy)
O-502
O-202
O-205
O-16a
O-207
O-18c
O-19a
O-62c

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-12

Fig. 2.3: Bell Creek Mine Standard Performance - November 2nd, 2012 to December 17th, 2014
Bell Creek Laboratory

Au (g/t)
12
10
8
6
4
2
0
10/07/2012
18/10/2012
26/01/2013
06/05/2013
14/08/2013
22/11/2013
02/03/2014
10/06/2014
18/09/2014
27/12/2014
06/04/2015
Certificate Date (dd/mm/yyyy)
O-502
O-503
O-202
O-2Pd
O-205
O-15d
O-16a
O-16b
O-207
O-18c
O-19a
O-10c
O-62c

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-13

Fig. 3.1: Bell Creek Mine Blank Performance - November 2nd, 2012 to December 17th, 2014 Accurassay Laboratories

0.6
0.5
0.4
0.3
0.2
0.1
0
Au (g/t)
18/10/2012
07/12/2012
26/01/2013
17/03/2013
06/05/2013
25/06/2013
Certificate Date (dd/mm/yyyy)
Blanks
Failure Limit

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-14

Fig. 3.2: Bell Creek Mine Blank Performance - November 2nd, 2012 to December 17th, 2014 Activation Laboratories

0.12
0.1
0.08
0.06
0.04
0.02
0
Au (g/t)
Blanks
Failure Limit
11/01/2014
02/03/2014
21/04/2014
10/06/2014
30/07/2014
18/09/2014
07/11/2014
27/12/2014
15/02/2015
Certificate Date (dd/mm/yyyy)

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-15

Fig. 3.3: Bell Creek Mine Blank Performance - November 2nd, 2012 to December 17th, 2014
Bell Creek Laboratory

Au (g/t)
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
10/07/2012
18/10/2012
26/01/2013
06/05/2013
14/08/2013
22/11/2013
02/03/2014
10/06/2014
18/09/2014
27/12/2014
06/04/2015
Certificate Date (dd/mm/yyyy)
Blanks
Failure Limit

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-16

Fig. 4.1: Bell Creek Mine Coarse Duplicates - November 2nd, 2012 to December 17th, 2014
Accurassay Laboratories
1000
100
10
1
0.1
0.01
0.001
Coarse Duplicate Au (g/t)
0.001
0.01
0.1
1
10
100
1000
Original Au (g/t)
Coarse Duplicates
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-17

Fig. 4.2: Bell Creek Mine Coarse Duplicates - November 2nd, 2012 to December 17th, 2014 Activation Laboratories

100
10
1
0.1
0.01
0.001
Coarse Duplicate Au (g/t)
0.001
0.01
0.1
1
10
100
Original Au (g/t)
Coarse Duplicates
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-18

Fig. 4.3: Bell Creek Mine Coarse Duplicates - November 2nd, 2012 to December 17th, 2014
Bell Creek Laboratory

100
10
1
0.1
0.01
0.001
Coarse Duplicate Au (g/t)
0.001
0.01
0.1
1
10
100
Original Au (g/t)
Coarse Duplicates
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-19

Fig. 5.1: Bell Creek Mine Check Assays - Accurassay Laboratories vs. SGS Canada Inc.
October 1, 2012 to July 31, 2013

100
10
1
0.1
0.01
0.001
Check SGS Au (g/t)
0.001
0.01
0.1
1
10
100
Original Accurassay Au (g/t)
Check Assays
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-20

Fig. 5.2: Bell Creek Mine Check Assays - Activation Laboratories vs. SGS Canada Inc.
October 1, 2012 to August 31, 2014

100
10
1
0.1
0.01
0.001
Check SGS Au (g/t)
0.001
0.01
0.1
1
10
100
Original ActLabs Au (g/t)
Check Assays
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-21

Fig. 5.3: Bell Creek Mine Check Assays - Bell Creek Lab vs. SGS Canada Inc.
October 1, 2012 to August 31, 2014
100
10
1
0.1
0.01
0.001
Check SGS Au (g/t)
0.001
0.01
0.1
1
10
100
Original Bell Creek Lab Au (g/t)
Check Assays
One-One Line

Technical Report, Bell Creek Mine, 27 March 2015	Appendix B-22

APPENDIX C

AUDIT REPORT – RESOURCES ESTIMATION VERIFICATION, BELL CREEK GOLD
DEPOSITS, TIMMINS, ONTARIO, LAKE SHORE GOLD CORPORATION –
SGS CANADA INC.

Technical Report, Bell Creek Mine, 27 March 2015	Appendix C-1

Audit Report
RESOURCES ESTIMATION VERIFICATION
BELL CREEK GOLD DEPOSITS,
Timmins, Ontario
Lakeshore Gold Corporation

Respectfully submitted to:
Lakeshore Gold Corp

By:
SGS Canada Inc.
Jean-Philippe Paiement, M.Sc., P. Geo
SGS Canada – Geostat

Effective Date:
February 18, 2015

Minerals Services

10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada, J7C3V5
SGS Canada Inc.	t (450) 433 1050 f (450) 433 1048 www.geostat.com www.sgs.com
Member of SGS Group (SGS SA)

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page ii

Foreword:

This report describes the work completed in January and February of 2015 at SGS Canada Inc. – Geostat (thereafter “SGS Geostat”) to assist Lakeshore Gold Corp. (thereafter “LSG”) in the estimation of the resources of their Bell Creek gold deposits (thereafter BC) currently being mined northeast of Timmins, Ontario. This report is not an NI43-101 Technical Report but it can be used to support the results in further NI 43-101 reports authored by LSG on the Bell Creek Deposit.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page iii

DATE AND SIGNATURE PAGE

The effective date of the Report on the Bell Creek Projects is February 18, 2015.

Prepared by:

(Original copy signed and sealed)

Jean-Philippe Paiement, M.Sc., P.Geo.	Date

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page iv

1	INTRODUCTION		6

2	DATABASE AND IMPORT ERRORS		7

3	MINERALIZED SOLIDS REVIEW		8

4	REVIEW OF THE CAPPING LEVELS		10

	4.1	BELL CREEK	10

5	COMPOSITING PROCESS VALIDATION		11

	5.1	BELL CREEK COMPOSITES	11

6	INTERPOLATION PROCESS VALIDATION		12

	6.1	BELL CREEK STATISTICS	12
	6.1.1	ID2 Interpolation Validation	14
	6.1.2	Validation using Kriging	14

7	MINERAL RESOURCES CLASSIFICATION VALIDATION		18

8	MINERAL ESTIMATES REPORT VALIDATION		20

	8.1	BELL CREEK	20

9	CONCLUSION AND RECOMMANDATIONS		21

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page v

LIST OF FIGURES

Figure 1:	Solid contact graphic for Bell Creek	8

Figure 2:	Review of Bell Creek solids using plan views	9

Figure 3:	Statistical for LSG ID2 interpolation	13

Figure 4:	ID2 and Kriging re-interpolation results for Bell Creek	17

Figure 5:	Mineral Resources classification by LSG	18

Figure 6:	Proposed Mineral Resources classification by SGS Geostat	19

LIST OF TABLES

Table 1:	Summary of capping levels used by LSG	10

Table 2:	Mineral estimates reports for Bell Creek	20

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 6

1	INTRODUCTION

The present report was prepared by SGS Canada Inc. – Geostat (hereafter “SGS Geostat”) to support the verification process of the Mineral Resources estimates produced by Lakeshore Gold Corp. (hereafter “LSG”) for the Bell Creek gold deposits (thereafter BC) in December, 2014. LSG mandated SGS Geostat to review the Mineral Resources estimation produced internally in December 2014. The verification included the following points:

1.	Summary review of the database and Genesis importation errors;
2.	Review of the solids and the limits of the domains with possible risk associated with the limits;
3.	Review of the compositing process and capping levels;
4.	Review of the interpolation process and its statistical components;
5.	Kriging of the most important (in Au ounces) zones with possible estimation errors associated with the interpolation and composites;
6.	Review and comments on the Measured category classification;
7.	Review of the reported resources tables.

LSG transmitted the data to SGS Geostat during January 2015, which included:

1.	Drill hole database (.csv) with Collars, Surveys, Assays and Lithos;
2.	Mineralized solids file (.dxf);
3.	Composites file (.asc);
4.	Block Model file (.txt);
5.	ReadMe file (.word) including the models parameters and block model variable details;
6.	Resources report for the undepleted block model above given cut off grade.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 7

2	DATABASE AND IMPORT ERRORS

In order to conduct the verifications, SGS Geostat imported the data provided by LSG into the Genesis© software. Before importation, the .csv files were validated and modified to adapt to the Genesis© format specifications. Upon importation, Genesis produced an import error file which was used to validate and highlight major discrepancies in the data.

The data transmitted to SGS Geostat included:

1.	1,782 valid drill holes;
2.	154,196 survey entries;
3.	120,535 assays entries;
4.	32,661 litho entries;
5.	6,150 composites;
6.	524,538 blocks.

No major discrepancies were found in the Bell Creek data. The following holes were not imported in Genesis©, because they lacked azimuth or dip entries, however this was explained by LSG. These holes have a collar azimuth and dip of zero with no down hole surveys, which is not properly saved in the survey table by Gems©:

1.	BC445-452, BC445-456, BC445-458, BC445-455, BC445-454;
2.	BC460-513, BC460-512, BC460-514, BC460-517, BC460-515, BC460-525, BC460-535, BC460- 537;
3.	BC420-492, BC420-491;
4.	BC210-471, BC210-475, BC210-472, BC210-474, BC210-263, BC210-473, BC210-483, BC210- 486, BC210-265, BC210-478, BC210-467, BC210-479, BC210-480, BC210-485

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 8

3	MINERALIZED SOLIDS REVIEW

The mineralized solids files transmitted to SGS Geostat contained 16 individual solids corresponding to different (exclusive) mineralized zones. Most of the solids validated using the “envelop validation” tool in Genesis©; the ones that did not validate were still functional for the purposes of this Mineral Resources validation. The total volume of the mineralized solid is 5,491,309m2 which matches the block model’s volume (5,464,793m2) using block percentage. The difference between both volumes is 0.5%, which is negligible. The block sized (2m x 3m x 3m) selected by LSG is appropriate given the solids geometry and size. Most blocks (77%) are 100% inside the mineralized solids.

Assays inside and outside of the mineralized solids were grouped by distance to the contacts. Summary statistics of these assays groups (Figure 1) makes it possible to conduct a statistical validation of the mineralized solids. Upon verification, the solids used by LSG seem to delineate the mineralization properly without incorporating too much waste material or leaving mineralized material out. The average Au grade inside the solids is 3.22 g/t (max= 357.33 g/t and min= 0.002) and the average Au grade outside the solids is 0.70 g/t (max= 898.36 g/t and min= 0.001 g/t).

Interpretation of the mineralized solids is done on sections. Since the polylines are tied together using only sections, it is important to validate polyline to polyline connections in plan view. This enables to find displacement and discontinuity in mineralized zones that cannot be seen on sections. SGS Geostat reviewed the solids every 2m and found discontinuities that could affect (very slightly) the tonnage, but most importantly the geometry of the mineralization (Figure 2).

Figure 1: Solid contact graphic for Bell Creek

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 9

Z=994
Z=1123
Z=1267
Z=1417
Z=1513
Z=1786
Z=2029
Z=2041

Figure 2: Review of Bell Creek solids using plan views

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 10

4	REVIEW OF THE CAPPING LEVELS

Capping high values, considered to be “extreme” in nature, decreases the importance of these values in the estimation of the average grade (interpolation). Capping is normally carried out to comfort the persons in charge of the resources estimation, but it can affect the overall metal content of a deposit. Hence, it is important to properly select these capping levels so as to not penalize the Mineral Resources estimates while not being over confident. Since assays have varying length and that high values are generally found in short assays length, it is common practice to cap the length grade product values (Au GT).

4.1	Bell Creek

At Bell Creek, the 16 individual zones were studied to determine capping levels. Depending on the zones, the capping level varies from 44 g/t to 25 g/t. The metal lost resulting from capping varies from 0.1% to 19% (Table 1). SGS Geostat validated the different capping levels using cumulative frequency graphs and statistical tools and generally agrees with the different capping values used.

It was noted that the capping was applied to the assay’s grades. Since most of the high values are found in short assays length, SGS Geostat recommends conducting capping on normalized assays values (Grade length product GT). This has for effect to normalize the length and also tends to decrease the amount of metal lost from the capping process. Upon capping the GT values, SGS Geostat has found metal lost varying between 0.1% and 13%.

Individual zones were investigated in detail in order improve the capping process. Zone NA_FW was capped at 34 g/t by LSG using un-normalized assays. However, when conducting the capping study on GT values, it is found that a capping level at 46GT could be used and would create a metal lost of 13% which is lower than the actual metal lost of 19%. The same process was conducted for zone HW and SGS Geostat recommends a capping level at 52GT creating a metal lost of 1% compared to the 6% currently used. For all other zones, the capping levels used were similar to the one proposed by SGS Geostat.

Table 1: Summary of capping levels used by LSG

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 11

5	COMPOSITING PROCESS VALIDATION

In order to interpolate the block model, it is customary to composite the samples in order to normalize the length and remove this variable in the weighted average process of interpolation. LSG composites the samples using calculated length which divides the mineralized intersection of a given drill hole into a certain number of composites with length as close as possible to 1m.

5.1	Bell Creek Composites

A set of 6,013 composites was transmitted to SGS Geostat by LSG. The composites are tagged according to the mineralized solids they belong to and are used exclusively to interpolate these given zones. The cumulative length of the composites is 6,864m, which closely matches the 6,638m cumulative length of the assays. The average value of the composites is 4.16 g/t and the average value of the assays is 4.19 g/t. The compositing process, as expected, lowers the average values a little and also lowers the variability from 188% to 126%.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 12

6	INTERPOLATION PROCESS VALIDATION

In order to estimate the Mineral Resources, LSG interpolated the composites into the block model. The interpolation was accomplished using Inverse Square Distance (ID2) methodology using composites exclusively from a solid to interpolate to blocks of that given zone. Three (3) successive passes with increasing ellipse sizes and broader parameters were used to interpolate the block model. The interpolation process should reproduce the statistical distribution of the composites, hence reflecting the sampling data.

In order to validate the interpolation process, SGS Geostat performed checks of the statistics of different zones, then re-interpolated the blocks using the same parameters and methodology as LSG and finally re-interpolated the blocks using Kriging.

6.1	Bell Creek Statistics

For Bell Creek, SGS Geostat selected 4 different zones to validate the block interpolation process. These zones represent roughly 90% of the overall Mineral Resources. The selected are the following:

1.	NA (3.891 Mt @ 5.14 g/t);
2.	NA2 (1.885 Mt @ 4.10 g/t);
3.	NB (2.018 Mt @ 3.85 g/t) and
4.	NB2 (1.526 Mt @ 3.32 g/t).

SGS Geostat selected blocks and matching composites (composites located inside a given block) in order to compare their statistical distribution. Normally, the correlation between the composite’s grades and the block’s grade should show a relatively strong correlation. Furthermore, if not too much smoothing is created during the interpolation process, the point cloud should be close to the 1:1 line. At Bell Creek (Figure 3), the composites versus blocks verification did not highlight any major issues with the interpolation process and smoothing seems proper for a Au deposit. The expected decrease of variability and average grade is observed in all 4 zones, but is not too drastic, hence should not affect the geometric distribution of the high and low grade zones.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 13

Figure 3: Statistical for LSG ID2 interpolation

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 14

6.1.1	ID2 Interpolation Validation

Following the statistical verifications for the selected zones, SGS Geostat re-interpolated the block using the same parameters and methodology as LSG. SGS Geostat conducted ID2 interpolation of the grades using the same capping levels and 3 passes with the following parameters:

1.	Ellipse: 30m x 15m x 10m oriented: using minimum 9 composites, maximum 18 composites and maximum 6 composites per hole;
2.	Ellipse: 60m x 30m x 20m oriented: using minimum 9 composites, maximum 18 composites and maximum 6 composites per hole;
3.	Ellipse: 90m x 75m x 55m oriented: using minimum 1 composite, maximum 18 composites and maximum 6 composites per hole.

The use of minimum 1 composite for the last pass of interpolation creates a certain level of extrapolation in the interpolation process. Blocks located in the solids extrapolated interpretations will be estimated from the last point of information, most of the time a high grade sample included in the solid. This generates a higher tonnage of high grade blocks than the probable average grade of that area. These extrapolated parts of the Mineral Resources should always be classified in the inferred category.

The interpolated blocks by SGS Geostat showed a strong geometric correlation and the average grades and tonnages for each zones matched with variation in the 1% ranges for the average grade (Figure 4).

When reporting the block with the 3 re-interpolated zones and above 2.2 g/t Au, SGS Geostat finds a tonnage of 3.45Mt compared to 3.43Mt for LSG (0.6% difference), the average grade for SGS Geostat is 4.68 g/t compared to 4.70 g/t for LSG (-0.4% difference) which translates into a 0.2% difference in Au ounces.

6.1.2	Validation using Kriging

Kriging was used by SGS Geostat to verify the validity of using ID2 methodology for block interpolation. Kriging tends to smooth the values a little more than ID2, but the use of variography to weight the composites values in the block interpolation reflects the natural variance of the deposit.

Upon conducting the variography for all composites, SGS Geostat adjusted the model for each individual zone, varying the sills and ranges of the general variogram. However, the general variogram validates the search ellipses used by LSG. The maximum range of the variogram is 30m, which agrees with the 2 first passes (15m x 30m and 30m v 60m) used by LSG. Blocks estimated in these 2 first passes (50% of the blocks) should reflect the variance properly. However, variography has shown that the model is isotropic; hence search ellipses should be of equal distances in all directions. SGS Geostat would recommend changing the search ellipses to:

1.	First Pass: 20m x 20m x 20m;
2.	Second Pass: 40m x 40m x 40m and
3.	Third Pass: 90m x 90m x 90m.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 15

Upon interpolating the 3 test zones using LSG composites and same search parameters, SGS Geostat does not find any major differences in tonnages, grades special distributions of the grades (Figure 4). No significant difference is observed between SGS and LSG interpolation using the same composites, parameters and search ellipses but different interpolation method (Ordinary Kriging). SGS produces more tonnage by 3.3% and LSG produces better average grade by 1.6% which combined affect the Metal content by 1.8% . This is considered to be acceptable. Ordinary Kriging decreases influence of grade with distances according to continuity, which is translated by more smoothing and more tonnage of grade <5 g/t Au. This shows that ID2 and Kriging are equivalent in interpolating the Mineral Resources for Bell Creek, but ID2 seems to do a better job at representing natural variation in the assays population. Furthermore, the increase level of smoothing could impact the geometry distribution of the high grade zone by incorporating too much smoothing and penalising possible stopes.

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 16

	Au (g/t) LSG	Au (g/t) SGS	Diff		Au (g/t) LSG	Au (g/t) SGS	Diff
Count	90021	90021	–	Count	89860	89860	–
Average	4.68	4.66	0%	Average	4.69	4.73	1%
Std Dev	2.32	2.28	–2%	Std Dev	2.32	1.98	–17%
Coef. Var.	50%	49%	–1%	Coef. Var.	49%	42%	–18%
Min	0.00	0.00	100%	Min	0.00	0.00	0%
Max	29.86	27.75	–8%	Max	29.86	17.79	–68%
Metal	566270	564663	0%	Metal	566270	571259	1%

	Au (g/t) LSG	Au (g/t) SGS	Diff		Au (g/t) LSG	Au (g/t) SGS	Diff
Count	54602	54602	–	Count	54602	54602	–
Average	3.22	3.21	0%	Average	3.22	3.26	1%
Std Dev	2.06	2.00	–3%	Std Dev	2.06	1.65	–25%
Coef. Var.	64%	62%	–3%	Coef. Var.	64%	51%	–26%
Min	0.02	0.02	0%	Min	0.02	0.02	0%
Max	29.73	22.95	–30%	Max	29.73	16.19	–84%
Metal	237211	236875	0%	Metal	237211	240026	1%

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 17

	Au (g/t) LSG	Au (g/t) SGS	Diff		Au (g/t) LSG	Au (g/t) SGS	Diff
Count	58956	58956	–	Count	58956	58956	–
Average	3.27	3.28	0%	Average	3.27	3.25	0%
Std Dev	1.70	1.69	0%	Std Dev	1.70	1.49	–14%
Coef. Var.	52%	52%	–1%	Coef. Var.	52%	46%	–13%
Min	0.00	0.00	–82%	Min	0.00	0.00	–67%
Max	15.10	14.23	–6%	Max	15.10	11.07	–36%
Metal	248095	249315	0%	Metal	248095	247105	0%

	Au (g/t) LSG	Au (g/t) SGS	Diff		Au (g/t) LSG	Au (g/t) SGS	Diff
Count	44763	44763	–	Count	44763	44763	–
Average	3.91	3.93	1%	Average	3.91	4.03	3%
Std Dev	2.89	2.88	0%	Std Dev	2.89	2.80	–3%
Coef. Var.	74%	73%	–1%	Coef. Var.	74%	69%	–6%
Min	0.01	0.02	47%	Min	0.01	0.06	84%
Max	16.05	14.33	–12%	Max	16.05	13.71	–17%
Metal	222463	223670	1%	Metal	222463	229779	3%

Figure 4: ID2 and Kriging re-interpolation results for Bell Creek

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 18

7	MINERAL RESOURCES CLASSIFICATION VALIDATION

The Mineral Estimates are classified by LSG using the different search ellipses and passes in which the blocks are interpolated. LSG mandated SGS Geostat to review the measured classification of blocks in the NA zone.

Blocks are classified as measured, where mining developments exist and where blocks were interpolated with first pass and 18 composites (Figure 5). SGS Geostat conducted Irregular Kriging on the block models from the different classifications. The measured category shows a precision of 6.3% in its estimation, the indicated category shows a precision of 13.5% and the inferred category shows a precision of 23.3% . SGS Geostat feels that these precision levels for the different categories are acceptable and reflect the variography model of the data.

Figure 5: Mineral Resources classification by LSG

SGS Geostat is also of the opinion that the measured and indicated categories could be increased slightly and classified using automated functions. The classification of Mineral Resources for the Bell Creek deposit could be classified as following:

1.

Measured resources to general areas where interpolation is conducted in the first pass using 18 composites or the presence of working development. Automated classification could use 3 holes inside 30m maximum range (3 holes for 2,830 m2), translating to an approximate influence radius of 17m for each holes;

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 19

2.

Indicated resources to general areas where interpolation is conducted within the second pass using 18 composites. Automated classification could use 3 holes inside 60m maximum range (3 holes for 11,300 m2), translating to an approximate influence radius of 34m for each holes.

3.	All other blocks should be classified as Inferred.

The resulting classification of the Mineral Classification by automated methodology followed with manual solids interpretation (Figure 6) results in an increase of 42% in the measured resources category and only changes the precision of the estimate by 0.7% . The precision levels of the grade estimates are of 7% for the proposed measured category, 16% for the proposed indicated category and 20% for the inferred category.

Figure 6: Proposed Mineral Resources classification by SGS Geostat

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 20

8	MINERAL ESTIMATES REPORT VALIDATION

The Mineral Estimates are reported by LSG using a cut off grade, classification, varying densities and block percentages. The reports are produced in Gems© using different profiles. In order to validate the reports from Gems©, SGS Geostat imported the block model into Access and created Mineral Estimates queries, using the same parameters as LSG.

8.1	Bell Creek

The Bell Creek Mineral Estimate is reported above 2.2 g/t for blocks in the Measured, Indicated and Inferred categories (Table 2). Following a zone by zone verification, SGS Geostat did not find any major discrepancies in the Mineral estimates reports at Bell Creek. The block model transmitted to SGS Geostat comprised blocks of measured category in HW2, NA, NA3, NA4, NAFW, NAHW and NB2 zones. LSG only reports measured resources in the NA zone, the blocks from other zones classified as measured were transposed to the indicated category.

Table 2: Mineral estimates reports for Bell Creek

		SGS			LAKEHSORE GOLD			DIFFERENCES
Zone	Category	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)
TOTAL HW	Measured	0	0	0	10	5.95	2	–	–	–
	Indicated	114646	5.34	19666	114542	5.34	19649	0.1%	0.0%	0.1%
	Inferred	54295	4.80	8384	54297	4.80	8384	0.0%	0.0%	0.0%
TOTAL NA	Measured	943674	5.47	166013	945208	5.47	166272	–0.2%	0.0%	–0.2%
	Indicated	3082171	4.53	448492	3085369	4.53	449024	–0.1%	0.0%	–0.1%
	Inferred	2423246	4.70	366116	2422922	4.70	366093	0.0%	0.0%	0.0%
TOTAL NB	Measured	0	0.00	0	1	5.09	0	–	–	–
	Indicated	1681258	3.83	207051	1681788	3.83	207166	0.0%	0.0%	–0.1%
	Inferred	2113691	4.83	328390	2113412	4.83	328371	0.0%	0.0%	0.0%
TOTAL	Measured	943674	5.47	166013	945219	5.47	166274	–0.2%	0.0%	–0.2%
	Indicated	4878075	4.31	675209	4881699	4.31	675839	–0.1%	0.0%	–0.1%
	Inferred	4591232	4.76	702890	4590631	4.76	702849	0.0%	0.0%	0.0%

		SGS			LAKESHORE GOLD			DIFFERENCES
Zone	Category	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)	Tonnage (Mt)	Ave Grade ( Au gpt)	Metal (kOz)
HW2	Measured	0	0.00	0	10	5.95	2	–	–	–
HW2	Indicated	78905	5.14	13028	78801	5.14	13011	0.1%	0.0%	0.1%
HW3	Indicated	7071	5.26	1196	7071	5.26	1196	0.0%	0.0%	0.0%
HW5	Inferred	17065	4.94	2711	17065	4.94	2711	0.0%	0.0%	0.0%
HW6	Indicated	28670	5.90	5442	28670	5.90	5442	0.0%	0.0%	0.0%
HW6	Inferred	0	0.00	0	0	5.93	0	–	–	–
HW7	Inferred	37230	4.74	5673	37232	4.74	5674	0.0%	0.0%	0.0%
NA	Measured	943674	5.47	166013	943052	5.47	165900	0.1%	0.0%	0.1%
NA	Indicated	1493063	4.80	230347	1495285	4.80	230626	–0.1%	0.0%	–0.1%
NA	Inferred	1454388	5.14	240460	1454388	5.14	240460	0.0%	0.0%	0.0%
NA2	Indicated	916607	4.17	122999	916584	4.17	122997	0.0%	0.0%	0.0%
NA2	Inferred	968859	4.03	125656	968534	4.03	125633	0.0%	0.0%	0.0%
NA3	Measured	0	0.00	0	324	4.78	50	–	–	–
NA3	Indicated	64407	4.19	8671	64516	4.19	8685	–0.2%	0.0%	–0.2%
NA4	Measured	0	0.00	0	221	4.99	35	–	–	–
NA4	Indicated	325259	4.56	47647	326008	4.57	47866	–0.2%	–0.2%	–0.5%
NAFW	Measured	0	0.00	0	397	5.26	67	–	–	–
NAFW	Indicated	117098	3.96	14895	117230	3.96	14915	–0.1%	0.0%	–0.1%
NAHW	Measured	0	0.00	0	1215	5.63	220	–	–	–
NAHW	Indicated	92140	4.06	12020	92148	4.06	12021	0.0%	0.0%	0.0%
NAX	Indicated	73596	5.03	11914	73599	5.03	11914	0.0%	0.0%	0.0%
NB	Indicated	646046	3.34	69441	645679	3.34	69415	0.1%	0.0%	0.0%
NB	Inferred	1372410	4.36	192530	1372140	4.36	192511	0.0%	0.0%	0.0%
NB_W	Indicated	94334	4.11	12453	94340	4.11	12454	0.0%	0.0%	0.0%
NB_W	Inferred	17599	4.21	2382	17599	4.21	2383	0.0%	0.0%	0.0%
NB2	Measured	0	0.00	0	1	5.09	0	–	–	–
NB2	Indicated	802362	4.21	108719	802183	4.21	108707	0.0%	0.0%	0.0%
NB2	Inferred	723682	5.74	133478	723673	5.74	133478	0.0%	0.0%	0.0%
NB3	Indicated	138517	3.69	16437	139586	3.70	16590	–0.8%	–0.2%	–0.9%
TOTAL	ALL	10412981	4.61	1544113	10412981	4.61	1544113	0.0%	0.0%	0.0%

SGS Canada Inc.

RESOURCESESTIMATIONVERIFICATIONBELLCREEKGOLDDEPOSITS	Page 21

9	CONCLUSION AND RECOMMANDATIONS

Following its verification and validation process for the Bell Creek deposits, SGS Geostat agrees with the Mineral Estimates for this deposit. No major discrepancies are observed in the database, mineralized solids, capping levels, composites, block interpolation and reports.

The Mineral Resources estimates conducted by LSG are correct and done accordingly with the Industry’s Best Practices and Standards.

Minor recommendations are made by SGS Geostat in order to increase the high level of work currently done in the Resources Estimation process for the Bell Creek deposit.

1.	Conduct capping study using Au GT (length normalized samples). This method does not affect the number of capped composites but lowers the overall metal lost;
2.

Remain cautious with high Au values during capping and interpolation process. At the moment, ID2 produces comparable tonnages and grades to Ordinary Kriging, but does a better job at representation of the high grade variance.

3.	Adjusting the search ellipses to illustrate the isotropic nature of the variography model.

SGS Canada Inc.

APPENDIX D

VARIOGRAMS FOR NORTH A DOMAIN

Technical Report, Bell Creek Mine, 27 March2015	Appendix D-1

Variograms for North A Domain

Down Plunge

Technical Report, Bell Creek Mine, 27 March2015	Appendix D-2

Across Plunge

Across Dip

Technical Report, Bell Creek Mine, 27 March2015	Appendix D-3

APPENDIX E

BELL CREEK MINE PLAN REVIEW – STANTEC CONSULTING LTD.

Technical Report, Bell Creek Mine, 27 March2015	Appendix E-1

Memo

To:	Natasha Vaz, VP Technical Services	From:	Andrew Gibson

Lake Shore Gold Corp.

Cc:	Mickey Murphy	Date:	March 27, 2015

Reference:	Project No. 169514585 – Lake Shore Gold Corp. – Bell Creek Mine Plan Review - Final

Introduction

Lake Shore Gold Corp. (LSG) has updated the 2015 budget and Life of Mine (LOM) plans for Bell Creek Mine. LSG has engaged Stantec Consulting Ltd. (Stantec) to complete a review of the mining plans and comment on the estimated tonnes, grade, and ounces of gold mined to surface (i.e. the reserves). The reserves have been based on measured and indicated resource material only.

Executive Summary

The estimated reserves for Bell Creek Mine are based on the resource models provided by LSG. During the review of mining shape wireframes, adjustments suggested by Stantec were considered and adapted by LSG mine planning personnel. The final stope shapes represent a reasonable mining reserve.

Dilution and mining recovery factors are reasonable and results from stope reconciliation efforts should continue to be used to build up the database for future reserves estimates.

The proposed mining methods have been used successfully at Bell Creek and will continue to be suitable for future mining. A three dimensional mine design has been prepared and development designs and quantities appear suitable to facilitate mining extraction.

The LOM schedule appears to be of sufficient detail to support the reserves.

Mine design quantities from the three dimensional mine model have been used in the development schedule and for cost estimating. The capital and operating costs and productivities used in the mine plan as the basis for estimating the reserves have been based on actual performance metrics of the operation in 2012 through 2014. The LOM capital and operating costs are reasonable and cash flows (based on gold price assumptions) support the reserves.

Work Scope

Stantec’s scope of work for the mine plan review is as follows: Project Kick-off including;

•	Webinar with LSG technical services personnel (engineering and geology).
•	LSG will provide the resource model, mining shapes, and reserve calculations.

Stantec will review the estimated tonnes, grade, and ounces mined to surface including;

Technical Report, Bell Creek Mine, 27 March2015	Appendix E-2

Memo

•	In-situ measured and indicated category resource from the block models provided by LSG.
•	Dilution (planned and unplanned) and mining recovery factors.
•	Mining method(s) and lateral development.
•	Mining shapes (i.e. stope shapes).

Review the life of mine schedule including;

•	Development and stoping activity productivities.
•	Stoping sequence.

Review the estimated LOM capital and operating costs and cash flow.

In-Situ Measured and Indicated Resource

The in-situ measured and indicated resource at 3.0 g/t Cut-off Grade (COG) was used by LSG as an initial indication of the resource that will be targeted for inclusion in reserves (i.e. areas where stope wireframes will be generated and evaluated).

The Bell Creek Block Model “BC_2014_DEC17_DEPLETED_M125.txt” was provided to Stantec on February 19, 2015. Stantec queried the block model to confirm the in-situ resource figures reported by LSG.

The block model includes in-situ measured and indicated material at depths below the current mining plans (i.e. below 1165 Level). However, the resource targeted for production is above 1165 Level. For Stantec’s evaluation only material between 1165 Level (1124 Elevation) and surface was considered.

Estimated Reserves

LSG developed a preliminary mining plan to estimate COGs to use for LOM planning. The Incremental, Marginal, and Overall Mine Economic COGs are summarized in Table 1.

Table 1 – Incremental, Marginal, and Overall Mine Economic COG

Item	Value
Mine Operating and Site General Costs	$77.0 / tonne
Mill Operating Cost	$22.0 / tonne
Mill Recovery	94.5%
Gold Price ($US)	$1,100
Exchange Rate	0.90
Gold Price ($CAD)	$1,225 / ounce
Incremental Cut-Off Grade	2.7 g/t
Sustaining Capital Cost	$35.0 / tonne
Marginal Cut-Off Grade	3.6 g/t
Risk adjusted Rate of Return	15%
Overall Mine Economic Cut-Off Grade	4.2 g/t

Technical Report, Bell Creek Mine, 27 March2015	Appendix E-3

Memo

To estimate the reserves, LSG mine planning personnel generate stope wireframes within potential mining areas and query the block model within the wireframe. The wireframes include any “low grade” and/or waste rock within the confines of the shapes (commonly referred to as “planned dilution”). Unplanned dilution and mining recovery factors are then applied to the in- situ wireframe to estimate the tonnes, grade, and ounces that will be mined.

Unplanned dilution parameters for reserves have been estimated for each stope based on the depth of failure of the hangingwall and footwall. The depth of failure varies with the dip of the surface. The assumptions for hangingwall and footwall dilution are shown in Table 2.

Table 2 – Bell Creek Dilution Assumptions

Source	Dip
	50° - 60°	60° - 70°	70° - 80°	80° - 90°
Hangingwall Dilution (m)	0.45	0.40	0.30	0.20
Footwall Dilution (m)	0.45	0.40	0.30	0.20

Based on data for stopes planned from 2015 to the end of the mine life, the estimated average unplanned waste rock dilution will be 13.5% added to the stope design tonnes.

In addition, unplanned backfill dilution from the floor and exposed fill walls has been added as required for each stope. The estimated average unplanned backfill dilution is 0.87% added to the stope design tonnes.

There will be approximately 193,000 tonnes and 32,000 ounces of in-situ measured and indicated resource left behind in sill pillars. Where stopes are wider and the pillar height becomes larger some suggested strategies to recover some of this resource might include:

•	Geomechanical analysis to determine if a reduced sill pillar height is achievable.
•	Trade-off study for the possible use of consolidated fill in wider areas to increase recovery.
•	Trade-off study to evaluate mining narrower stopes to reduce the pillar height.

For Bell Creek a mining recovery factor of 95% has been applied to account for resource that is planned to be mined, but is not recovered due to mining process inefficiencies. Going forward, stope CMS and dilution analysis should continue to be completed on all stopes to support dilution and recovery assumptions.

The “BC Reserves 2015 v7” Excel file (received from LSG) provides a detailed breakdown of the estimated reserves mined in 2015 through to the end of mine life. The breakdown is summarized in Table 3. It should be noted that some of the reserve ounces reported in Table 3 and in “BC Reserves 2015 v7” are below 3 g/t. This is because some low grade material (i.e. planned dilution) must be mined to capture the material in a stope above COG.

Technical Report, Bell Creek Mine, 27 March2015	Appendix E-4

Memo

Table 3 – Bell Creek Proven and Probable Reserves

	Tonnes	Grade (g/t)	Ounces
Proven	172,200	4.5	24,860
Probable	1,620,100	4.6	238,750
Total Bell Creek	1,792,300	4.6	263,610

Mining Shapes

The mining shapes used to estimate the reserves for Bell Creek were reviewed. The shapes appeared to be mineable and have an adequate mine development plan for extraction.

As stopes near production, the stope shape will be revised/optimized a number of times right up to the last stages of design when LSG mine planning personnel complete the drilling layouts. The changes in the stope reserve from the LOM shapes to budget shapes to final stope design to final mined out stope cavity monitor survey should continue to be tracked for future reconciliation purposes.

Life of Mine Schedule

A life of mine (LOM) schedule has been prepared by LSG using Microsoft Project. All LOM development and production activities are scheduled using quantity take-offs from the three- dimensional mine design model and stope reserves data. Operating experience has been used for estimating productivities. Data from the Microsoft Project schedule is transferred into Microsoft Excel for distributing quantities over time for cost estimating.

The schedule appears to be of sufficient detail to support the estimated reserve.

Economic Assessment

LSG estimated the LOM capital and operating costs and completed an economic assessment of the reserves. Overall economics factor in a rate of return and profitability. A LOM cash flow has been completed to demonstrate that the proven and probable reserves support the operating and capital costs. The capital and operating costs and productivities have been based on actual performance metrics of the operation in 2012 through 2014. The LOM capital and operating costs are reasonable and cash flows (based on gold price assumptions) support the reserves.

Andrew Gibson, P.Eng.
Senior Engineer
Phone: (705)494-8255
Fax: (705)474-2652
andrew.gibson@stantec.com

Technical Report, Bell Creek Mine, 27 March2015	Appendix E-5